As filed with the Securities and Exchange Commission on June 5, 2009
Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

FOUNDATION COAL HOLDINGS, INC.
(Exact Name of Registrant as Specified in Its Charter)

Delaware	1221	42-1638663
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

999 Corporate Boulevard
Suite 300
Linthicum Heights, Maryland 21090-2227
(410) 689-7632
(Address, Including Zip Code, and Telephone Number, Including Area Code,
of Registrant’s Principal Executive Offices)

Greg A. Walker, Esq.
Senior Vice President, General Counsel and Secretary
Foundation Coal Holdings, Inc.
999 Corporate Boulevard
Suite 300
Linthicum Heights, Maryland 21090-2227
(410) 689-7632
(Name, Address, Including Zip Code, and Telephone Number,
Including Area Code, of Agent for Service)

Copies to:

Ethan A. Klingsberg, Esq. Jeffrey S. Lewis, Esq. Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, New York 10006 (212) 225-2000	Vaughn R. Groves, Esq. Senior Vice President, Secretary and General Counsel Alpha Natural Resources, Inc. P.O. Box 2345 Abingdon, Virginia 24212 (276) 619-4410	Allison R. Schneirov, Esq. Mark C. Smith, Esq. Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, New York 10036 (212) 735-3000

Approximate date of commencement of proposed sale to public:  As soon as practicable following the effective date of this registration statement and the date on which all other conditions to the merger of Alpha Natural Resources, Inc. with and into Foundation Coal Holdings, Inc. have been satisfied or waived.

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑	Accelerated filer ☐	Non-accelerated filer ☐	Smaller reporting company ☐

(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum
Title of Each Class of	Amount to be	Offering	Aggregate	Amount of
Securities to be Registered	Registered(1)	Price per Unit	Offering Price(2)	Registration Fee(3)
Common shares, par value $0.01 per share	134,170,601	Not applicable	$3,605,794,717.73	$201,203.35

(1)	The number of common shares, par value $0.01 per share, of the registrant (New Alpha common stock) being registered represents the estimated maximum number of shares of New Alpha common stock to be issued in connection with the merger described herein. Such number of shares is based upon the sum of (i) the product obtained by multiplying (a) 84,719,245 shares of common stock, par value $0.01 per share, of Alpha Natural Resources, Inc. (Alpha common stock) estimated to be outstanding or reserved for issuance under various plans or in connection with Alpha’s 2.375% convertible senior notes due 2015 immediately prior to the merger described herein, by (b) 1.0; and (ii) the product obtained by multiplying (a) 49,451,356 shares of common stock, par value $0.01 per share, of Foundation Coal Holdings, Inc. (Foundation common stock) estimated to be outstanding immediately prior to the merger described herein, by (b) the exchange ratio in the merger of 1.0840.

(2)	Pursuant to Rules 457(c) and (f) under the Securities Act and solely for the purpose of calculating the registration fee, the proposed maximum aggregate offering price is the sum of (i) the product obtained by multiplying (x) $27.23 (the average of the high and low prices of Alpha common stock on June 3, 2009, as reported on the NYSE), by (y) 84,719,245 shares of Alpha common stock (the number of shares of Alpha common stock estimated to be outstanding or reserved for issuance under various plans or in connection with Alpha’s 2.375% convertible senior notes due 2015 immediately prior to the merger described herein); plus (ii) the product obtained by multiplying (a) $29.06 (the average of the high and low prices of Foundation common shares on June 3, 2009, as reported on the NYSE), by (b) 49,451,356 shares of Foundation common stock (the number of shares of Foundation common stock estimated to be outstanding immediately prior to the merger described herein).

(3)	Calculated by multiplying the estimated aggregate offering price of securities to be registered by .0000558.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this joint proxy statement/prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This joint proxy statement/prospectus is not an offer to sell these securities, and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY COPY
SUBJECT TO COMPLETION, DATED JUNE 5, 2009

MERGER PROPOSED — YOUR VOTE IS VERY IMPORTANT

Alpha Natural Resources, Inc., which is referred to as Alpha, and Foundation Coal Holdings, Inc., which is referred to as Foundation, have entered into an agreement and plan of merger pursuant to which Alpha will merge with and into Foundation. Foundation, which will be the surviving corporation of the merger, will be renamed Alpha Natural Resources, Inc., and the surviving corporation of the merger is referred to in this document as New Alpha. Upon successful completion of the merger, each issued and outstanding share of common stock, par value $0.01, of Alpha, other than any shares owned by Foundation, will automatically become one share of common stock, par value $0.01, of New Alpha, and each issued and outstanding share of common stock, par value $0.01, of Foundation, other than any shares owned by Alpha, will be converted into the right to receive 1.0840 shares of common stock, par value $0.01, of New Alpha. Immediately following the merger, Alpha’s stockholders will own approximately 59% of New Alpha common stock and Foundation’s stockholders will own approximately 41% of New Alpha common stock based on the number of shares of Alpha and Foundation common stock outstanding as of May 8, 2009. Common stock of Alpha is listed on the New York Stock Exchange under the symbol “ANR.” Common stock of Foundation is listed on the New York Stock Exchange under the symbol “FCL.” Upon completion of the merger, we expect that Alpha common stock will be delisted and New Alpha common stock will be listed on the New York Stock Exchange, under the symbol “ANR.”

The receipt of shares of New Alpha common stock in connection with the merger should not be taxable for United States federal income tax purposes to Alpha stockholders or Foundation stockholders, except that Foundation stockholders will be subject to tax on the receipt of cash in lieu of fractional shares of New Alpha common stock.

We are each holding a special meeting of stockholders in order to obtain the stockholder approvals necessary to consummate the merger. At each special meeting, Alpha and Foundation will ask their respective stockholders to adopt the merger agreement. The obligations of Alpha and Foundation to complete the merger are also subject to the satisfaction or waiver of several other conditions to the merger set forth in the merger agreement and described in this joint proxy statement/prospectus. More information about Alpha, Foundation, and the proposed merger is contained in this joint proxy statement/prospectus. We urge you to read this joint proxy statement/prospectus, and the documents incorporated by reference into this joint proxy statement/prospectus, carefully and in their entirety. In particular, we urge you to read carefully “Risk Factors” beginning on page 32.

After careful consideration, the Alpha board of directors and the Foundation board of directors have approved and declared advisable the merger agreement and the transactions contemplated thereby, including the merger, and have determined that the merger agreement and the transactions contemplated thereby, including the merger, are fair to, and in the best interests of, the stockholders of Alpha and the stockholders of Foundation, respectively. Accordingly, the Alpha board of directors recommends that the Alpha stockholders vote FOR the adoption of the merger agreement and the Foundation board of directors recommends that the Foundation stockholders vote FOR the adoption of the merger agreement.

We are very excited about the opportunities the proposed merger brings to both Alpha stockholders and Foundation stockholders, and we thank you for your consideration and continued support.

Michael J. Quillen Chairman and Chief Executive Officer Alpha Natural Resources, Inc.	James F. Roberts Chairman and Chief Executive Officer Foundation Coal Holdings, Inc.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this joint proxy statement/prospectus. Any representation to the contrary is a criminal offense.

This joint proxy statement/prospectus is dated [    ●    ], 2009, and is first being mailed to Alpha stockholders and Foundation stockholders on or about [    ●    ], 2009.

REFERENCES TO ADDITIONAL INFORMATION

Except where we indicate otherwise, as used in this joint proxy statement/prospectus, “Alpha” refers to Alpha Natural Resources, Inc. and its consolidated subsidiaries, “Foundation” refers to Foundation Coal Holdings, Inc. and its consolidated subsidiaries, and “New Alpha” refers to the surviving corporation of the merger. This joint proxy statement/prospectus incorporates important business and financial information about Alpha and Foundation from documents that each company has filed with the Securities and Exchange Commission, which we refer to as the SEC, but which have not been included in or delivered with this joint proxy statement/prospectus. For a list of documents incorporated by reference into this joint proxy statement/prospectus and how you may obtain them, see “Where You Can Find More Information” beginning on page 136.

This information is available to you without charge upon your written or oral request. You can also obtain the documents incorporated by reference into this joint proxy statement/prospectus by accessing the SEC’s website maintained at http://www.sec.gov.

In addition, Alpha’s filings with the SEC are available to the public on Alpha’s website, http://www.alphanr.com, and Foundation’s filings with the SEC are available to the public on Foundation’s website, http://www.foundationcoal.com. Information contained on Alpha’s website, Foundation’s website or the website of any other person is not incorporated by reference into this joint proxy statement/prospectus, and you should not consider information contained on those websites as part of this joint proxy statement/prospectus.

Alpha will provide you with copies of this information relating to Alpha, without charge, if you request them in writing or by telephone from:
Alpha Natural Resources, Inc.
One Alpha Place, P.O. Box 2345
Abingdon, Virginia 24212
Attention: Investor Relations
(276) 619-4410

Foundation will provide you with copies of this information relating to Foundation, without charge, if you request them in writing or by telephone from:
Foundation Coal Holdings, Inc.
999 Corporate Boulevard
Suite 300
Linthicum Heights, Maryland 21090-2227
Attention: Investor Relations
(410) 689-7632

If you would like to request documents, please do so by [    ●    ], 2009, in order to receive them before the special meetings.

Alpha has supplied all information contained in or incorporated by reference in this joint proxy statement/prospectus relating to Alpha, and Foundation has supplied all information contained in or incorporated by reference in this joint proxy statement/prospectus relating to Foundation.

ALPHA NATURAL RESOURCES, INC.
One Alpha Place, P.O. Box 2345
Abingdon, Virginia 24212

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
TO BE HELD ON [    ●    ], 2009

To our fellow Stockholders of Alpha Natural Resources, Inc.:

We will hold a special meeting of stockholders at our offices located at One Alpha Place, Abingdon, Virginia 24210, on [    ●    ], 2009, at [    ●    ], unless postponed or adjourned to a later date. This special meeting will be held for the following purposes:

1. to adopt the Agreement and Plan of Merger, dated as of May 11, 2009, between Alpha Natural Resources, Inc. and Foundation Coal Holdings, Inc., pursuant to which Alpha Natural Resources, Inc. will merge with and into Foundation Coal Holdings, Inc.; and

2. to approve adjournments of the Alpha special meeting, if necessary or appropriate, to permit further solicitation of proxies if there are not sufficient votes at the time of the Alpha special meeting to approve the above proposal.

These items of business are described in the accompanying joint proxy statement/prospectus. Only stockholders of record at the close of business on [    ●    ], 2009, are entitled to notice of the special meeting and to vote at the Alpha special meeting and any adjournments or postponements of the Alpha special meeting.

Our board of directors has approved and declared advisable the merger agreement and the transactions contemplated thereby, including the merger, and has determined that the merger agreement and the transactions contemplated thereby, including the merger, are fair to, and in the best interests of, us and our stockholders. Our board of directors recommends that you vote FOR the adoption of the merger agreement.

In deciding to approve the merger agreement and the transactions contemplated by the merger agreement, including the merger, our board of directors considered a number of factors, including those listed on page 32.

Your vote is very important.  Whether or not you plan to attend the special meeting in person, please complete, sign and date the enclosed proxy card(s) as soon as possible and return it in the postage-paid envelope provided, or vote your shares by telephone or over the Internet as described in the accompanying joint proxy statement/prospectus. Submitting a proxy or voting by telephone or Internet now will not prevent you from being able to vote at the special meeting by attending in person and casting a vote. However, if you do not return or submit your proxy or vote your shares by telephone or over the Internet or vote in person at the special meeting, the effect will be the same as a vote against the proposal to adopt the merger agreement.

By order of the board of directors,

Vaughn R. Groves
Senior Vice President, Secretary and
General Counsel

Please vote your shares promptly. You can find instructions for voting on the enclosed proxy card.

If you have questions, contact:

Alpha Natural Resources, Inc.
One Alpha Place, P.O. Box 2345
Abingdon, Virginia 24212
Attention: Investor Relations
(276) 619-4410
or
D.F. King & Co., Inc.
48 Wall Street, 22nd Floor
New York, New York 10005
Banks and Brokers call collect: (212) 269-5550
All others call toll-free: (800) 488-8035

YOUR VOTE IS VERY IMPORTANT.

Please complete, date, sign and return your proxy card(s), or vote your shares by telephone or over the Internet at your earliest convenience so that your shares are represented at the Alpha special meeting.

Abingdon, Virginia, [    ●    ], 2009

FOUNDATION COAL HOLDINGS, INC.
999 Corporate Boulevard
Suite 300
Linthicum Heights, Maryland 21090-2227

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
TO BE HELD ON [    ●    ], 2009

To our fellow Stockholders of Foundation Coal Holdings, Inc.:

The special meeting of stockholders of Foundation Coal Holdings, Inc. will be held at [    ●    ] on [    ●    ], 2009, at [    ●    ], unless postponed or adjourned to a later date. The special meeting will be held for the following purposes:

1. to adopt the Agreement and Plan of Merger, dated as of May 11, 2009, between Alpha Natural Resources, Inc. and us, pursuant to which Alpha Natural Resources, Inc. will merge with and into Foundation Coal Holdings, Inc.; and

2. to approve adjournments of the Foundation special meeting, if necessary or appropriate, to permit further solicitation of proxies if there are not sufficient votes at the time of the Foundation special meeting to adopt the merger agreement.

These items of business are described in the accompanying joint proxy statement/prospectus. Only stockholders of record at the close of business on [    ●    ], 2009, are entitled to notice of the special meeting and to vote at the special meeting and any adjournments or postponements of the special meeting.

Our board of directors has approved and declared advisable the merger agreement and the transactions contemplated thereby, including the merger, and has determined that the merger agreement and the transactions contemplated thereby, including the merger, are fair to, and in the best interests of, us and our stockholders. Our board of directors recommends that you vote FOR the adoption of the merger agreement.

In deciding to approve the merger agreement and the transactions contemplated by the merger agreement, including the merger, our board of directors considered a number of factors, including those listed on page 32.

Your vote is very important.  Whether or not you plan to attend the special meeting in person, please complete, sign and date the enclosed proxy card(s) as soon as possible and return it in the postage-prepaid envelope provided, or vote your shares by telephone or over the Internet as described in the accompanying joint proxy statement/prospectus. Submitting a proxy or voting by telephone or Internet now will not prevent you from being able to vote at the special meeting by attending in person and casting a vote. However, if you do not return or submit your proxy or vote your shares by telephone or over the Internet or vote in person at the Foundation special meeting, the effect will be the same as a vote against the proposal to adopt the merger agreement.

By order of the board of directors,

Greg A. Walker
Senior Vice President,
General Counsel and Secretary

Please vote your shares promptly. You can find instructions for voting on the enclosed proxy card.

If you have questions, contact:

Foundation Coal Holdings, Inc.
999 Corporate Boulevard
Suite 300
Linthicum Heights, Maryland 21090-2227
Attention: Investor Relations
(410) 689-7632
or
Innisfree M&A Incorporated
501 Madison Avenue, 20th Floor
New York, New York 10022
Stockholders may call toll-free: (888) 750-5834
Banks and Brokers call collect: (212) 750-5833

YOUR VOTE IS VERY IMPORTANT.

Please complete, date, sign and return your proxy card(s) or vote your shares by telephone or over the Internet at your earliest convenience so that your shares are represented at the Foundation special meeting.

Linthicum Heights, Maryland, [    ●    ], 2009

i

ii

iii

QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETINGS AND THE MERGER

The following questions and answers briefly address some commonly asked questions about the special meetings and the merger. They may not include all the information that is important to you. Alpha and Foundation urge you to read carefully this entire joint proxy statement/prospectus, including the annexes and the other documents to which we have referred you. We have included page references in certain parts of this section to direct you to a more detailed description of each topic presented elsewhere in this joint proxy statement/prospectus.

The Merger

Q:	Why am I receiving this joint proxy statement/prospectus?

A:	The boards of directors of each of Alpha and Foundation have agreed to the merger of Alpha with and into Foundation pursuant to the terms of a merger agreement that is described in this joint proxy statement/prospectus. A copy of the merger agreement is attached to this joint proxy statement/prospectus as Annex A. Foundation, which will be the surviving corporation of the merger, will be renamed Alpha Natural Resources, Inc. See “The Merger Agreement — The Merger; Closing” beginning on page 91. We refer to the surviving company in the merger in this joint proxy statement/prospectus as New Alpha.

In order to complete the transactions contemplated by the merger agreement, including the merger, Alpha stockholders and Foundation stockholders must adopt the merger agreement and all other conditions to the merger set forth in the merger agreement must be satisfied or waived. Alpha and Foundation will hold separate special meetings of their respective stockholders to adopt the merger agreement.

This joint proxy statement/prospectus contains important information about the merger agreement, the transactions contemplated by the merger agreement, including the merger, and the respective special meetings of the stockholders of Alpha and the stockholders of Foundation, which you should read carefully. The enclosed proxy materials allow you to grant a proxy or vote your shares by telephone or Internet without attending your respective company’s special meeting in person.

Your vote is very important. We encourage you to submit your proxy or vote your shares by telephone or Internet as soon as possible.

Q:	What is the proposed transaction for which I am being asked to vote?

A:	Alpha stockholders are being asked to adopt the merger agreement at the Alpha special meeting. A copy of the merger agreement is attached to this joint proxy statement/prospectus as Annex A. The approval of the proposal to adopt the merger agreement by Alpha stockholders is a condition to the obligation of the parties to the merger agreement to complete the merger. See “The Merger Agreement — Conditions to Completion of the Merger” beginning on page 107 and “Summary — Conditions to Completion of the Merger” beginning on page 13.

Foundation stockholders are being asked to adopt the merger agreement at the Foundation special meeting. The approval of the proposal to adopt this merger agreement by Foundation stockholders is a condition to the obligation of the parties to the merger agreement to complete the merger. See “The Merger Agreement — Conditions to Completion of the Merger” beginning on page 107 and “Summary — Conditions to Completion of the Merger” beginning on page 13.

Q:	Why are Alpha and Foundation proposing the merger?

A:	The boards of directors of each of Alpha and Foundation believe that the merger will provide substantial strategic and financial benefits to the stockholders of both companies. New Alpha will become one of the largest U.S. coal producers and will be positioned for growth with a balanced product mix, national footprint, strong balance sheet and substantial liquidity. To review the reasons for the merger in greater detail, see “The Merger — Alpha’s Reasons for the Merger and Recommendation of Alpha’s Board of Directors” beginning on page 56 and “The Merger — Foundation’s Reasons for the Merger and Recommendation of Foundation’s Board of Directors” beginning on page 59.

Q:	What are the positions of the Alpha board of directors and the Foundation board of directors regarding the merger and the proposals relating to the adoption of the merger agreement?

A:	Both boards of directors have approved and declared advisable the merger agreement and the transactions contemplated thereby, including the merger, and determined that the merger agreement and the transactions contemplated thereby, including the merger, are fair to, and in the best interests of, their respective companies and stockholders. The Alpha board of directors recommends that the Alpha stockholders vote FOR the proposal to adopt the merger agreement at the Alpha special meeting. The Foundation board of directors recommends that the Foundation stockholders vote FOR the proposal to adopt the merger agreement at the Foundation special meeting. See “The Merger — Alpha’s Reasons for the Merger and Recommendation of Alpha’s Board of Directors” beginning on page 56, “The Merger — Foundation’s Reasons for the Merger and Recommendation of Foundation’s Board of Directors” beginning on page 59, “Summary — The Merger — Alpha’s Reasons for the Merger” on page 9 and “Summary — The Merger — Foundation’s Reasons for the Merger” on page 9.

Q:	What vote is needed by Alpha stockholders to adopt the merger agreement?

A:	The adoption of the merger agreement requires the affirmative vote of a majority of the outstanding shares of Alpha common stock entitled to vote. If you are an Alpha stockholder and you fail to vote or abstain from voting, that will have the same effect as a vote against the adoption of the merger agreement. See “The Alpha Special Meeting — Quorum and Vote Required” beginning on page 38.

Q:	What vote is needed by Foundation stockholders to adopt the merger agreement?

A:	The adoption of the merger agreement requires the affirmative vote of a majority of the outstanding shares of Foundation common stock entitled to vote. If you are a Foundation stockholder and you fail to vote or abstain from voting, that will have the same effect as a vote against the adoption of the merger agreement. See “The Foundation Special Meeting — Quorum and Vote Required” beginning on page 42.

Q:	What will happen in the merger?

A:	In the merger, Alpha will merge with and into Foundation. Foundation, which will be the surviving corporation of the merger, will be renamed Alpha Natural Resources, Inc. See “The Merger Agreement — The Merger; Closing” beginning on page 91.

Q:	Who will be the directors and officers of New Alpha after the merger?

A:	The board of directors of New Alpha will be comprised of ten members, six of whom are current members of the Alpha board (Kevin S. Crutchfield, E. Linn Draper, Jr., Glenn A. Eisenberg, John W. Fox, Jr., Michael J. Quillen, and Ted G. Wood) and four of whom are current members of the Foundation board (William J. Crowley Jr., P. Michael Giftos, Joel Richards, III and James F. Roberts). Upon the effectiveness of the merger, the New Alpha board of directors will use its commercially reasonable efforts to elect Michael J. Quillen as Executive Chairman of the Board of Directors. All of the directors of New Alpha other than Messrs. Quillen, Crutchfield and Roberts, will be independent under New York Stock Exchange rules.

The New Alpha Board will use its commercially reasonable efforts to elect Mr. Crutchfield as the chief executive officer of New Alpha and Kurt D. Kost as the president of New Alpha. It is anticipated that the other executive officers of New Alpha will be as set forth in “The Merger — Board of Directors and Management of New Alpha Following the Merger” beginning on page 82.

Q:	What will Alpha stockholders and Foundation stockholders receive in the merger?

A:	Each share of Alpha common stock, other than shares of Alpha common stock owned by Foundation, will, upon completion of the merger, automatically become one share of New Alpha common stock.

Each share of Foundation common stock, other than shares of Foundation common stock owned by Alpha, will, upon completion of the merger, be converted into the right to receive 1.0840 shares of New Alpha common stock. New Alpha will not issue any fractional shares as a result of the merger. Instead, New Alpha will pay cash for fractional shares of its common stock that Foundation stockholders would otherwise be entitled to receive.

Q:	Do Alpha stockholders and Foundation Stockholders have appraisal rights?

A:	No. Alpha and Foundation are both incorporated under Delaware law. Under Delaware law, because the respective shares of common stock of Alpha and Foundation are listed on a national securities exchange on the record date for the vote on the merger and stockholders of Alpha and Foundation are each receiving as consideration pursuant to the merger agreement shares of New Alpha and cash in lieu of fractional shares, neither the stockholders of Alpha nor the stockholders of Foundation have appraisal rights or similar rights to a court determination of the fair value of their shares in connection with the transaction. See “Summary — Appraisal Rights” on page 12, and “The Merger — Stockholders’ Rights of Appraisal” beginning on page 87.

Q:	When do you expect to complete the merger?

A:	If the merger agreement is adopted at the Alpha special meeting and at the Foundation special meeting, we expect to complete the merger as soon as possible after the satisfaction of the other conditions to the merger. We currently anticipate that, if the necessary approvals of Alpha’s stockholders and Foundation’s stockholders are obtained, the merger will be completed prior to the end of 2009. See “The Merger Agreement — The Merger; Closing” beginning on page 91.

Q:	Should I send in my stock certificates now?

A:	NO, PLEASE DO NOT SEND YOUR STOCK CERTIFICATE(S) WITH YOUR PROXY CARD(S). If the merger is completed, New Alpha will send Foundation stockholders written instructions for sending in their stock certificates or, in the case of book-entry shares, for surrendering their book-entry shares. See “The Foundation Special Meeting — Proxy Solicitations” on page 45, and “The Merger Agreement — Exchange of Shares” beginning on page 93.

Alpha stockholders will not need to send in their share certificates or surrender their book-entry shares.

Q:	Who can answer my questions about the merger?

A:	If you have any questions about the merger or your special meeting, need assistance in voting your shares, or need additional copies of this joint proxy statement/prospectus or the enclosed proxy card(s), you should contact:

If you are an Alpha stockholder:

D.F. King & Co., Inc.
48 Wall Street, 22nd Floor
New York, New York 10005
Banks and Brokers call collect: (212) 269-5550
All others call toll-free: (800) 488-8035

If you are a Foundation stockholder:

Innisfree M&A Incorporated
501 Madison Avenue, 20th Floor
New York, New York 10022
Stockholders may call toll-free: (888) 750-5834
Banks and Brokers call collect: (212) 750-5833

Procedures

Q:	When and where are the special meetings?

A:	The Alpha special meeting will be held at the offices of Alpha located at One Alpha Place, Abingdon, Virginia 24210, at [ ● ] on [ ● ], 2009.

The Foundation special meeting will be held at [ ● ], at [ ● ] on [ ● ], 2009.

Q:	Who is eligible to vote at the Alpha and the Foundation special meetings?

A:	Owners of Alpha common stock are eligible to vote at the Alpha special meeting if they were stockholders of record at the close of business on [ ● ], 2009. See “The Alpha Special Meeting — Record Date; Outstanding Shares; Shares Entitled to Vote” on page 38.

Owners of Foundation common stock are eligible to vote at the Foundation special meeting if they were stockholders of record at the close of business on [ ● ], 2009. See “The Foundation Special Meeting — Record Date; Outstanding Shares; Shares Entitled to Vote” on page 42.

Q:	What should I do now?

A:	You should read this joint proxy statement/prospectus carefully, including the annexes, and return your completed, signed and dated proxy card(s) by mail in the enclosed postage-paid envelope or submit your voting instructions by telephone or over the Internet as soon as possible so that your shares will be represented and voted at your special meeting. A number of banks and brokerage firms participate in a program that also permits stockholders whose shares are held in “street name” to direct their vote by telephone or over the Internet. This option, if available, will be reflected in the voting instructions from the bank or brokerage firm that accompany this joint proxy statement/prospectus. If your shares are held in an account at a bank or brokerage firm that participates in such a program, you may direct the vote of these shares by telephone or over the Internet by following the voting instructions enclosed with the proxy form from the bank or brokerage firm. See “The Alpha Special Meeting — How to Vote” beginning on page 39 and “The Foundation Special Meeting — How to Vote” beginning on page 44.

Q:	If I am going to attend my special meeting, should I return my proxy card(s)?

A:	Yes. Returning your signed and dated proxy card(s) or voting by telephone or over the Internet ensures that your shares will be represented and voted at your special meeting. See “The Alpha Special Meeting — How to Vote” beginning on page 39, and “The Foundation Special Meeting — How to Vote” beginning on page 44.

Q:	How will my proxy be voted?

A:	If you complete, sign and date your proxy card(s) or vote by telephone or over the Internet, your shares will be voted in accordance with your instructions. If you sign and date your proxy card(s) but do not indicate how you want to vote at your special meeting:

• for Alpha stockholders, your shares will be voted FOR the adoption of the merger agreement; and

• for Foundation stockholders, your shares will be voted FOR the adoption of the merger agreement.

Q.	Can I change my vote after I mail my proxy card(s) or vote by telephone or over the Internet?

A:	Yes. If you are a stockholder of record of Alpha common stock or of Foundation common stock (that is, you hold your shares in your own name), you can change your vote by:

• sending a written notice to the corporate secretary of the company in which you hold shares that is received prior to your special meeting and states that you revoke your proxy;

• signing, dating and delivering a new valid proxy card(s) bearing a later date that is received prior to your special meeting;

• voting again by telephone or over the Internet 11:59 pm on [ ● ], 2009; or

• attending your special meeting and voting in person, although your attendance alone will not revoke your proxy.

If your shares are held in a “street name” account, you must contact your broker, bank or other nominee to change your vote.

Q:	What if my broker holds my shares in “street name”?

A:	If a broker holds your shares for your benefit but not in your own name, your shares are in “street name.” In that case, your broker will send you a voting instruction form to use in voting your shares. The availability of telephone and Internet voting depends on your broker’s voting procedures. Please follow the instructions on the voting instruction form they send you. If your shares are held in your broker’s name and you wish to vote in person at your special meeting, you must contact your broker and request a document called a “legal proxy.” You must bring this legal proxy to your respective special meeting in order to vote in person.

Q:	What if I don’t provide my broker with instructions on how to vote?

A:	Generally, a broker may vote the shares that it holds for you only in accordance with your instructions. However, if your broker has not received your instructions, your broker has the discretion to vote on certain matters that are considered routine. A “broker non-vote” occurs if your broker cannot vote on a particular matter because your broker has not received instructions from you and because the proposal is not routine. The adoption of the merger agreement is not considered a routine matter. Therefore, your broker will not be permitted to vote on the adoption of the merger agreement without instruction from you as the beneficial owner of the shares of Foundation or Alpha common stock. A broker non-vote will have the same effect as a vote AGAINST adoption of the merger agreement, but will have no effect on the adjournment proposal. Broker non-votes will, however, be counted for purposes of determining whether a quorum is present at the special meetings.

Alpha Stockholders

If you wish to vote on the proposal to adopt the merger agreement, you must provide instructions to your broker because this proposal is not routine. If you do not provide your broker with instructions, your broker will not be authorized to vote with respect to adopting the merger agreement, and a broker non-vote will occur. This will have the same effect as a vote AGAINST the adoption of the merger agreement. A broker non-vote will have no effect on the adjournment proposal.

Foundation Stockholders

If you wish to vote on the proposal to adopt the merger agreement, you must provide instructions to your broker because this proposal is not routine. If you do not provide your broker with instructions, your broker will not be authorized to vote with respect to the adoption of the merger agreement, and a broker non-vote will occur. This will have the same effect as a vote AGAINST the adoption of the merger agreement. A broker non-vote will have no effect on the adjournment proposal.

Q:	What if I abstain from voting?

A:	Your abstention from voting will have the following effect:

If you are an Alpha stockholder:

Abstentions will be counted in determining whether a quorum is present at the Alpha special meeting. With respect to the proposal to adopt the merger agreement, abstentions will have the same effect as a vote AGAINST the proposal to adopt the merger agreement. With respect to the proposal to adjourn the Alpha special meeting, if necessary or appropriate, to solicit further proxies in connection with the merger agreement adoption proposal, abstentions will have the same effect as a vote AGAINST the proposal to adjourn the Alpha special meeting.

If you are a Foundation stockholder:

Abstentions will be counted in determining whether a quorum is present at the Foundation special meeting. With respect to the proposal to adopt the merger agreement, abstentions will have the same effect as a vote AGAINST the proposal to adopt the merger agreement. With respect to the proposal to adjourn the Foundation special meeting, if necessary or appropriate, to solicit further proxies in connection with the merger agreement adoption proposal, abstentions will have the same effect as a vote AGAINST the proposal to adjourn the Foundation special meeting.

Q:	What does it mean if I receive multiple proxy cards?

A:	Your shares may be registered in more than one account, such as brokerage accounts and 401(k) accounts. It is important that you complete, sign, date and return each proxy card or voting instruction form you receive or vote using the telephone or the Internet as described in the instructions included with your proxy card(s) or voting instruction form(s).

Q:	Where can I find more information about Alpha and Foundation?

A:	You can find more information about Alpha and Foundation from various sources described under “Where You Can Find More Information” beginning on page 136.

SUMMARY

This summary highlights selected information from this joint proxy statement/prospectus and might not contain all of the information that is important to you. You should read carefully this entire joint proxy statement/prospectus and the other documents to which this joint proxy statement/prospectus refers to understand fully the merger and the related transactions. See “Where You Can Find More Information” beginning on page 136. Most items in this summary include a page reference directing you to a more complete description of those items.

Information About Alpha

Alpha produces, processes and sells steam and metallurgical coal from seven regional business units, which, as of March 31, 2009, were supported by 30 active underground mines, 20 active surface mines and 10 preparation plants located throughout Virginia, West Virginia, Kentucky and Pennsylvania, as well as a road construction business in West Virginia and Virginia that recovers coal. Alpha also sells coal produced by others, the majority of which Alpha processes and/or blends with coal produced from its mines prior to resale, providing Alpha with a higher overall margin for the blended product than if Alpha had sold the coals separately. As of December 31, 2008, Alpha had 599.7 million tons of proven and probable coal reserves. During 2008, Alpha sold a total of 26.9 million tons of steam and metallurgical coal from continuing operations and generated coal revenues of $2.1 billion and income from continuing operations of $198.6 million. Alpha’s coal sales from continuing operations during 2008 consisted of 22.1 million tons of produced and processed coal, including 1.5 million tons purchased from third parties and processed at our processing plants or loading facilities prior to resale, and 4.8 million tons of purchased coal that it resold without processing. Alpha’s sales of steam coal from continuing operations in 2008 accounted for approximately 58% of its annual coal sales volume, and its 2008 sales from continuing operations of metallurgical coal, which generally sells at a premium over steam coal, accounted for approximately 42% of its annual coal sales volume. Alpha’s sales of steam coal during 2008 were made primarily to large utilities and industrial customers in the Eastern region of the United States, and its sales of metallurgical coal were made primarily to steel companies in the Northeastern and Midwestern regions of the United States and in several countries in Europe, Asia and South America. Approximately 52% of Alpha’s total revenue from continuing operations in 2008 was derived from sales made outside the United States, primarily in Brazil, Egypt, Turkey, Russia and Canada. Alpha’s principal executive offices are located at One Alpha Place, Abingdon, Virginia 24210, and its telephone number is (276) 619-4410.

Information About Foundation

Foundation is the fourth largest coal producer in the United States, based on tons produced. Foundation operates a diverse group of nine individual coal mines located in Wyoming, Pennsylvania and West Virginia and has a mine located in Illinois that is idled. For the year ended December 31, 2008, Foundation sold 70.9 million tons of coal, including 69.3 million tons that were produced and processed at its operations. As of December 31, 2008, Foundation had approximately 1.7 billion tons of proven and probable coal reserves. Foundation is primarily a supplier of steam coal to U.S. utilities for use in generating electricity. Foundation also sells steam coal to industrial plants. Steam coal sales accounted for 98% of its coal sales volume and 89% of its coal sales revenue in 2008. Foundation also sells metallurgical coal to steel producers. Metallurgical coal sales accounted for 2% of its coal sales volume and 11% of its coal sales revenue in 2008. Foundation’s principal executive offices are located at 999 Corporate Boulevard, Suite 300, Linthicum Heights, Maryland 21090-2227, and its telephone number is (410) 689-7600.

The Merger

Upon the terms and subject to the conditions of the merger agreement, and in accordance with Delaware law, at the effective time of the merger, Alpha will merge with and into Foundation. The separate corporate existence of Alpha will cease, and Foundation will continue as the surviving corporation of the merger. The name of the surviving corporation will be amended in the merger to be Alpha Natural Resources, Inc. We refer to the surviving corporation in this joint proxy statement/prospectus as “New Alpha.”

We encourage you to read the merger agreement, which governs the merger and is attached as Annex A to this joint proxy statement/prospectus, because it sets forth the terms of the merger.

Merger Consideration (page 77)

Foundation Stockholders.  If you are a Foundation stockholder, each share of Foundation common stock that you hold immediately prior to the merger will be converted into the right to receive 1.0840 shares of New Alpha common stock upon completion of the merger of Alpha with and into Foundation. This 1.0840-to-1 ratio is sometimes referred to in this joint proxy statement/prospectus as the Foundation exchange ratio. The aggregate number of shares of New Alpha common stock that a Foundation stockholder will be entitled to receive as a result of the merger is equal to 1.0840 multiplied by the number of shares of Foundation common stock owned by that stockholder immediately prior to the completion of the merger.

New Alpha will not issue any fractional shares as a result of the merger. Instead, it will pay to each Foundation stockholder an amount of cash (rounded to the nearest whole cent), without interest, equal to the product of (1) the fractional share interest (after aggregating all shares of New Alpha common stock that would otherwise be received by such holder of Foundation common stock) that a holder of Foundation common stock would otherwise receive, and (2) the average closing price of one share of Alpha common stock on the NYSE for the five trading days ending on the last trading day immediately prior to the date on which the merger is completed.

The Foundation exchange ratio is a fixed ratio. Therefore, the number of shares of New Alpha common stock to be received by holders of Foundation common stock as a result of the merger will not change between now and the time the merger is completed to reflect changes in the trading price of Foundation common stock or share repurchases or issuances of common stock by Foundation, which, in any event, are permitted by the merger agreement only in limited circumstances.

Alpha Stockholders.  If you are an Alpha stockholder, each share of Alpha common stock that you hold immediately prior to the completion of the merger will automatically become one share of New Alpha common stock upon the completion of merger of Alpha with and into Foundation. This one-to-one ratio is sometimes referred to in this joint proxy statement/prospectus as the Alpha exchange ratio. The aggregate number of shares of New Alpha common stock that an Alpha stockholder will be entitled to receive as a result of the merger is equal to the number of shares of Alpha common stock owned by that stockholder immediately prior to the completion of the merger.

The Alpha exchange ratio is a fixed ratio. Therefore, the number of shares of New Alpha common stock to be received by holders of Alpha common stock as a result of the merger will not change between now and the time the merger is completed to reflect changes in the trading price of Alpha common stock or share repurchases or issuances of common stock by Alpha, which, in any event, are permitted by the merger agreement only in limited circumstances.

New Alpha.  Upon completion of the merger, former Alpha stockholders will own approximately 59% of New Alpha’s outstanding common stock and former Foundation stockholders will own approximately 41% of New Alpha’s outstanding common stock, based on the number of shares of Alpha and Foundation common stock issued and outstanding as of May 8, 2009.

Financing Relating to the Merger (page 86)

The merger and the other transactions contemplated thereby are not conditioned or contingent upon the arrangement or receipt of any financing, or any amendment, elimination or waiver of any existing indebtedness. However, in connection with the merger, Foundation and two of its subsidiaries entered into an amendment dated as of May 22, 2009, to Foundation’s existing Credit Agreement, dated as of July 30, 2004, as amended and restated as of July 7, 2006, by and among Foundation Coal Corporation, Foundation PA Coal Company, LLC, the administrative agent and the other institutions from time to time party thereto, which is referred to as Foundation loan agreement. The amendment to the Foundation loan agreement will become operative subject to, among other things, consummation of the merger. Also in connection with the merger,

Alpha may decide to seek: (1) to solicit the consent of holders of Foundation PA Coal Company, LLC’s 7.25% Senior Notes due 2014, to amend, eliminate or waive certain provisions of such notes in order to provide additional covenant flexibility, and/or (2) to increase the aggregate principal amount of the revolving credit facility under the Foundation loan agreement pursuant to the terms thereof. The completion of any such consent solicitation and/or any such increase of the revolving credit facility will be subject to consummation of the merger.

Alpha’s Reasons for the Merger (beginning on page 56)

In evaluating the merger, the Alpha board of directors consulted with Alpha’s management, as well as Alpha’s legal and financial advisors and, in reaching its decision to approve the merger agreement and the transactions contemplated thereby and to recommend that Alpha stockholders adopt the merger agreement, the Alpha board of directors considered a number of factors, including those listed in “The Merger — Alpha’s Reasons for the Merger and Recommendation of Alpha’s Board of Directors” beginning on page 56.

Foundation’s Reasons for the Merger (beginning on page 59)

In the course of reaching its decision to approve the merger and related transactions and to recommend that Foundation stockholders adopt the merger agreement, the Foundation board of directors consulted with members of Foundation’s senior management and Foundation’s legal and financial advisors, reviewed a significant amount of information and considered a number of factors, including those listed in “The Merger — Foundation’s Reasons for the Merger and Recommendation of Foundation’s Board of Directors” beginning on page 59.

Effect of the Merger on Alpha’s Equity Awards and Foundation’s Equity Awards (beginning on page 96 for Alpha and on page 94 for Foundation)

In general, upon completion of the merger, options to purchase shares of Foundation common stock will be converted into options to purchase shares of New Alpha common stock. New Alpha will assume each of Foundation’s stock option plans at the effective time of the merger. Each unvested Foundation stock option outstanding under any Foundation stock option plan will become fully vested and exercisable in connection with the merger for a number of whole shares of New Alpha common stock equal to the product of the number of shares of Foundation common stock issuable upon exercise of the Foundation stock option immediately before the effective time of the merger multiplied by the Foundation exchange ratio. In addition, the per share exercise price of each Foundation stock option will be equal to the quotient determined by dividing the per share exercise price of the Foundation stock option by the Foundation exchange ratio.

Each restricted share of Foundation common stock and each restricted stock unit subject to time-based vesting granted by Foundation to its employees and directors will become fully vested in connection with the merger, and, subject in the case of holders other than directors or members of senior management to the holder’s consent to the treatment of his or her cash units described below, the holders thereof will be entitled to receive the merger consideration with respect to such vested shares upon completion of the merger.

Each Foundation restricted stock unit under any Foundation benefits plan held by a member of Foundation’s senior management that is subject to performance-based vesting and is outstanding immediately prior to such time will become fully vested and will be assumed by New Alpha and converted automatically upon completion of the merger into a vested restricted stock unit of New Alpha to be settled on the settlement date in 2012 applicable to such Foundation restricted stock unit. The number of shares of New Alpha common stock subject to each such vested New Alpha restricted stock unit will be equal to the product of the number of shares of Foundation common stock subject to the applicable Foundation restricted stock unit immediately before the effective time of the merger multiplied by the Foundation exchange ratio. In addition, each cash unit issued under any Foundation benefits plan that is held by a member of senior management and outstanding immediately prior to such time will become fully vested and be assumed by New Alpha and converted automatically at such time into one vested cash unit of New Alpha, representing the right of its holder to receive $14.02 in cash, which is equivalent to 100% of its original value, such amount to be payable in 2012 upon the same schedule applicable to the Foundation cash unit.

Each Foundation restricted stock unit under any Foundation benefits plan held by a key employee of Foundation (other than the members of senior management) that is subject to performance-based vesting and is outstanding immediately prior to such time will become fully vested and will be assumed by New Alpha and converted automatically at such time into a restricted stock unit of New Alpha, with settlement subject to such key employee’s consent to the treatment of his or her cash units described below and his or her continued employment with New Alpha through the applicable settlement date(s) in 2010, 2011 and 2012 (which are the same settlement date(s) applicable to such Foundation restricted stock unit). Upon a holder’s voluntary termination or termination for cause, such New Alpha restricted stock units will be forfeited. The number of shares of New Alpha common stock subject to each such New Alpha restricted stock unit will be equal to the product of the number of shares of Foundation common stock subject to the applicable Foundation restricted stock unit immediately before the effective time of the merger multiplied by the Foundation exchange ratio.

In addition, each cash unit issued under any Foundation benefits plan that is held by a key employee of Foundation (other than the members of senior management) and outstanding immediately prior to the effective time of the merger, will be assumed by New Alpha and converted automatically at such time into one cash unit of New Alpha. All performance-related vesting conditions on such cash unit will be waived, and each such vested cash unit of New Alpha will represent the right of its holder to receive $7.01 in cash, which is equivalent to 50% of its original value, subject to such holder’s continued employment through the applicable settlement date in 2012 (the same settlement schedule applicable to the Foundation cash unit). Upon a holder’s voluntary termination or termination for cause, such New Alpha cash units will be forfeited. A holder of such cash units must consent to this treatment in order for Foundation restricted stock units held by such holder to receive the treatment set forth above.

In general, each outstanding compensatory option to purchase shares of Alpha common stock and each unvested performance share, restricted share, or restricted stock unit or other equity-based compensation issued under any benefit plan of Alpha will be assumed by New Alpha. Each of the Alpha equity awards assumed by New Alpha will be subject to the same terms and conditions that were applicable to such Alpha equity award immediately prior to the effective time of the merger.

For a full description of the treatment of Alpha’s and Foundation’s equity awards, see “The Merger Agreement — Effect of the Merger on Foundation’s Equity Awards” on page 94 and “The Merger Agreement — Effect of the Merger on Alpha’s Equity Awards” on page 96.

Recommendations of the Boards of Directors to Alpha’s Stockholders and Foundation’s Stockholders (beginning on page 56 for Alpha’s Stockholders and page 59 for Foundation’s stockholders)

Alpha Stockholders.  The Alpha board of directors believes that the merger agreement and the transactions contemplated by the merger agreement, including the merger, are advisable and fair to, and in the best interests of, Alpha and its stockholders and has approved the merger agreement and the transactions contemplated by the merger agreement, including the merger. The Alpha board of directors has resolved to recommend that Alpha stockholders vote FOR the adoption of the merger agreement.

Foundation Stockholders.  The Foundation board of directors believes that the merger agreement and the transactions contemplated by the merger agreement, including the merger, are advisable and fair to, and in the best interests of, Foundation and its stockholders and has approved the merger agreement and the transactions contemplated by the merger agreement, including the merger. The Foundation board of directors has resolved to recommend that Foundation stockholders vote FOR the adoption of the merger agreement.

Opinions of Financial Advisors (beginning on page 63 for Alpha’s financial advisor and on page 69 for Foundation’s financial advisor)

Opinion of Alpha’s Financial Advisor.  In connection with the merger, Alpha’s board of directors received a written opinion, dated May 11, 2009, from Alpha’s financial advisor, Citigroup Global Markets

Inc., which we refer to as Citi, as to the fairness, from a financial point of view and as of the date of the opinion, to Alpha of the Foundation exchange ratio provided for in the merger agreement. The full text of Citi’s written opinion, which is attached to this joint proxy statement/prospectus as Annex B, sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken. Citi’s opinion was provided to Alpha’s board of directors in connection with its evaluation of the fairness of the Foundation exchange ratio from a financial point of view to Alpha and does not address any other aspects or implications of the merger or the underlying business decision of Alpha to effect the merger, the relative merits of the merger as compared to any alternative business strategies that might exist for Alpha or the effect of any other transaction in which Alpha might engage. Citi’s opinion is not intended to be and does not constitute a recommendation to any stockholder as to how such stockholder should vote or act on any matters relating to the proposed merger.

Opinion of Foundation’s Financial Advisor.  In the course of reaching its decision to approve the merger and related transactions and to recommend that Foundation stockholders adopt the merger agreement, the Foundation board of directors considered the opinion of Foundation’s financial advisor, Barclays Capital Inc., which we refer to as Barclays Capital, which opinion was rendered orally on May 11, 2009 and subsequently confirmed in writing, that, as of such date and based upon and subject to the qualifications, limitations and assumptions stated in the opinion, the Foundation exchange ratio to be received by the stockholders of Foundation in the merger was fair, from a financial point of view, to such stockholders. The full text of Barclays Capital’s written opinion, which is attached to this joint proxy statement/prospectus as Annex C, sets forth the assumptions made, procedures followed, factors considered and limitations upon the review undertaken by Barclays Capital in rendering its opinion. Barclays Capital’s opinion is addressed to the board of directors of Foundation, addresses only the fairness, from a financial point of view, of the exchange ratio to be received by the stockholders of Foundation and does not address any other aspect of the merger and does not constitute a recommendation to any stockholder of Foundation as to how such stockholder should vote with respect to the merger.

Record Date; Outstanding Shares; Shares Entitled to Vote (page 38 for Alpha and page 42 for Foundation)

Alpha Stockholders.  The record date for the special meeting of Alpha stockholders is [    ●    ], 2009. This means that you must have been a stockholder of record of Alpha common stock at the close of business on [    ●    ], 2009, in order to vote at the Alpha special meeting. You are entitled to one vote for each share of Alpha common stock you own. On Alpha’s record date, there were [    ●    ] shares of common stock (excluding [    ●    ]  shares of treasury stock) outstanding and entitled to vote at the Alpha special meeting.

Foundation Stockholders.  The record date for the special meeting of Foundation stockholders is [    ●    ], 2009. This means that you must have been a stockholder of record of Foundation common stock at the close of business on [    ●    ], 2009, in order to vote at the Foundation special meeting. You are entitled to one vote for each share of Foundation common stock you own. On Foundation’s record date, there were [    ●    ] shares of common stock (excluding [    ●    ] shares of treasury stock) outstanding and entitled to vote at the Foundation special meeting.

Stock Ownership of Directors and Executive Officers (page 39 for Alpha and page 43 for Foundation)

Alpha.  At the close of business on the record date for the Alpha special meeting, directors and executive officers of Alpha beneficially owned and were entitled to vote approximately [    ●    ] shares of Alpha common stock, collectively representing [    ●    ]% of the shares of Alpha common stock outstanding on that date.

Foundation.  At the close of business on the record date for the Foundation special meeting, directors and executive officers of Foundation beneficially owned and were entitled to vote approximately [    ●    ] shares of Foundation common stock, collectively representing approximately [    ●    ]% of the shares of Foundation common stock outstanding on that date.

Interests of Alpha and Foundation Directors and Executive Officers in the Merger (beginning on page 78 for Alpha and on page 79 for Foundation)

Each of Alpha’s and Foundation’s executive officers and members of their respective boards of directors, in their capacities as such, may have financial interests in the merger that are in addition to or different from their interests as stockholders and the interests of stockholders of Alpha or Foundation generally. Each of Alpha’s and Foundation’s board of directors was aware of these interests and considered them, among other matters, in approving the merger agreement and the transactions contemplated thereby.

Directors and Officers of New Alpha (beginning on page 92)

The board of directors of New Alpha will be comprised of ten members, six of whom are current members of the Alpha board (Kevin S. Crutchfield, E. Linn Draper, Jr., Glenn A. Eisenberg, John W. Fox, Jr., Michael J. Quillen, and Ted G. Wood) and four of whom are current members of the Foundation board (William J. Crowley Jr., P. Michael Giftos, Joel Richards, III and James F. Roberts). Upon the effectiveness of the merger, the New Alpha board of directors will use its commercially reasonable efforts to elect Michael J. Quillen as Executive Chairman of the New Alpha board of directors. All of the directors of New Alpha, other than Messrs. Quillen, Crutchfield and Roberts, will be independent under applicable NYSE rules.

The New Alpha board of directors will use its commercially reasonable efforts to elect Mr. Crutchfield as the chief executive officer of New Alpha and Kurt D. Kost as the president of New Alpha. It is anticipated that the other executive officers of New Alpha will be as set forth in “The Merger — Board of Directors and Management of New Alpha Following the Merger” beginning on page 82.

Listing of New Alpha Common Stock and Delisting of Alpha Common Stock (page 81)

It is a condition to the merger that the shares of common stock to be issued by New Alpha in connection with the merger be authorized for listing on the NYSE subject to official notice of issuance. Shares of Foundation common stock are currently traded on the NYSE under the symbol “FCL.” Shares of Alpha common stock are currently traded on the NYSE under the symbol “ANR.” If the merger is completed, Alpha common stock will no longer be listed on the NYSE and will be deregistered under the Exchange Act, Alpha will no longer file periodic reports with the SEC and New Alpha common stock will be listed on the NYSE, under the symbol “ANR.”

Appraisal Rights (page 87)

Alpha and Foundation are both incorporated under Delaware law. Under Delaware law, because the respective shares of common stock of Alpha and Foundation are listed on a national securities exchange on the record date for the vote on the merger and stockholders of Alpha and Foundation are each receiving as consideration pursuant to the merger agreement shares of New Alpha and cash in lieu of fractional shares, neither the stockholders of Alpha nor the stockholders of Foundation have appraisal rights or similar rights to a court determination of the fair value of their shares in connection with the transaction. See “The Merger — Stockholders’ Rights of Appraisal” beginning on page 87.

New Alpha’s Dividend Policy (page 86)

Foundation stockholders have historically received quarterly dividends of $0.05 per share of Foundation common stock. However, the payment of dividends by New Alpha after the merger will be subject to the determination of its board of directors. Decisions by the New Alpha board of directors regarding whether or not to pay dividends on New Alpha common stock and the amount of any dividends will be based on compliance with the General Corporation Law of the State of Delaware, or the DGCL, compliance with agreements governing New Alpha’s indebtedness, earnings, cash requirements, results of operations, cash flows and financial condition and other factors that the New Alpha board of directors considers important.

Conditions to Completion of the Merger (beginning on page 107)

The obligations of each of Alpha and Foundation to complete the merger are subject to the satisfaction or waiver on or prior to the closing date of the merger of the following conditions:

•	the adoption of the merger agreement by the Alpha stockholders at the Alpha special meeting and by the Foundation stockholders at the Foundation special meeting;

•	the absence of any order, injunction, decree or other legal restraint issued by any governmental entity of competent jurisdiction, or other law, rule or legal restraint that is in effect and prevents the consummation of the merger or other transactions contemplated by the merger agreement;

•	the absence of any proceeding by any governmental entity seeking to enjoin, restrain or otherwise prohibit any of the transactions contemplated by the merger agreement;

•	the expiration or early termination of the waiting periods applicable to the consummation of the merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, or the HSR Act;

•	the authorization for listing on the NYSE, subject to official notice of issuance, of the shares of New Alpha common stock to be issued in the merger and upon the exercise of options to purchase shares of New Alpha common stock and Alpha equity awards or the vesting of New Alpha’s restricted stock units; and

•	the continued effectiveness of the registration statement on Form S-4 of which this joint proxy statement/prospectus forms a part and absence of any stop order by the SEC or proceedings of the SEC seeking a stop order, suspending the effectiveness of such registration statement.

The obligation of Alpha to effect the merger is further subject to satisfaction or waiver by Alpha of the following conditions:

•	the representations and warranties of Foundation set forth in the merger agreement regarding the following matters must be true and correct in all respects both as of the date of the merger agreement and as of the closing date of the merger, as if made at and as of the closing date of the merger, except to the extent any such representation and warranty was expressly made as of an earlier date (in which case such representation or warranty must have been true as of such earlier date):

•	the corporate power and authority to enter into the merger agreement and the approval of the merger agreement and the recommendation to adopt the merger agreement by Foundation’s board of directors;

•	the absence of a material adverse effect on Foundation since December 31, 2008;

•	the affirmative vote required by Foundation’s stockholders to adopt the merger agreement;

•	inapplicability of takeover laws;

•	the receipt of an opinion from Foundation’s financial advisor; and

•	no brokers’ or finders’ fees;

•	the representations and warranties of Foundation set forth in the merger agreement relating to the capital structure of Foundation must be true and correct in all but de minimis respects both as of the date of the merger agreement and as of the closing date of the merger, as if made at and as of the closing date of the merger, except to the extent any such representation and warranty was expressly made as of an earlier date (in which case such representation or warranty must have been true as of such earlier date);

•	all other representations and warranties of Foundation set forth in the merger agreement must be true and correct (without giving effect to any materiality or material adverse effect qualifications contained in them) both as of the date of the merger agreement and as of the closing date of the merger, as if made at and as of the closing date of the merger, except to the extent any such representation and warranty was expressly made as of an earlier date (in which case such representation or warranty must have been true as of such earlier date), except where the changes, effects, events or occurrences that resulted in any failures to be true and correct have not had and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on Foundation;

•	Foundation must have performed in all material respects all obligations required to be performed by it under the merger agreement at or prior to the effective time of the merger;

•	Foundation must have furnished Alpha with a certificate signed on its behalf by its chief executive officer or chief financial officer certifying as to the matters set forth above in the four immediately preceding bullets; and

•	Alpha must have received from Cleary Gottlieb Steen & Hamilton LLP, or Cleary Gottlieb, its counsel, an opinion, in a form and substance reasonably satisfactory to Alpha, dated as of the closing date of the merger, to the effect that the merger will be treated as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, which is referred to as the Code.

The obligation of Foundation to effect the merger is further subject to satisfaction or waiver by Foundation of the following conditions:

•	the representations and warranties of Alpha set forth in the merger agreement regarding the following matters must be true and correct in all respects both as of the date of the merger agreement and as of the closing date of the merger, as if made at and as of the closing date of the merger, except to the extent any such representation and warranty was expressly made as of an earlier date (in which case such representation or warranty must have been true as of such earlier date):

•	the corporate power and authority to enter into the merger agreement and the approval of the merger agreement and the recommendation to adopt the merger agreement by Alpha’s board of directors;

•	the absence of a material adverse effect on Alpha since December 31, 2008;

•	the affirmative vote required by Alpha stockholders to adopt the merger agreement;

•	inapplicability of takeover laws;

•	the receipt of an opinion from Alpha’s financial advisor; and

•	no brokers’ or finders’ fees;

•	the representations and warranties of Alpha set forth in the merger agreement relating to the capital structure of Alpha must be true and correct in all but de minimis respects both as of the date of the merger agreement and as of the closing date of the merger, as if made at and as of the closing date of the merger, except to the extent any such representation and warranty was expressly made as of an earlier date (in which case such representation or warranty must have been true as of such earlier date);

•	all other representations and warranties of Alpha set forth in the merger agreement must be true and correct (without giving effect to any materiality or material adverse effect qualifications contained in them) both as of the date of the merger agreement and as of the closing date of the merger, as if made at and as of the closing date of the merger, except to the extent any such representation and warranty was expressly made as of an earlier date (in which case such representation or warranty must have been true as of such earlier date), except where the changes, effects, events or occurrences that resulted in any failures to be true and correct have not had and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on Alpha;

•	Alpha must have performed in all material respects all obligations required to be performed by it under the merger agreement at or prior to the effective time of the merger;

•	Alpha must have furnished Foundation with a certificate signed on its behalf by its chief executive officer or chief financial officer certifying as to the matters set forth above in the four immediately preceding bullets; and

•	Foundation must have received from Skadden, Arps, Slate, Meagher & Flom LLP, or Skadden, its counsel, an opinion, in a form and substance reasonably satisfactory to Foundation, dated as of the closing date, to the effect that the merger will be treated as a reorganization within the meaning of Section 368(a) of the Code.

Antitrust Clearances (beginning on page 103)

The completion of the merger is subject to compliance with the HSR Act. The notifications required under the HSR Act to the U.S. Federal Trade Commission, which is referred to as the FTC, and the Antitrust Division of the U.S. Department of Justice, which is referred to as the Antitrust Division, were filed on May 20, 2009. See “The Merger Agreement — Covenants and Agreements — Commercially Reasonable Efforts; Covenants and Agreements” beginning on page 103.

Termination of the Merger Agreement (beginning on page 109)

At any time before the effective time of the merger, whether or not both the Alpha stockholders and the Foundation stockholders have adopted the merger agreement, the merger agreement may be terminated:

•	by mutual written consent of Alpha and Foundation;

•	by either Alpha or Foundation if:

•	any court of competent jurisdiction or other governmental entity has issued an order, decree or ruling enjoining or otherwise prohibiting any of the transactions contemplated by the merger agreement, and such order, decree, or ruling has become final and non-appealable, except under limited circumstances;

•	the parties fail to consummate the merger on or before the outside date of November 11, 2009, unless the failure to perform or comply in all material respects with the covenants in the merger agreement by the party seeking the termination contributed to the failure to consummate the merger by the outside date or unless such party has not yet held its special meeting; provided that if all conditions to the closing have been satisfied other than the expiration or early termination of the applicable waiting periods under the HSR Act, either party may, upon its good faith belief that such condition will be satisfied before February 11, 2010, extend the outside date from November 11, 2009 to February 11, 2010 by written notice to the other party during the five business days preceding November 11, 2009;

•	the Alpha special meeting has been convened, the stockholders of Alpha have voted, and the adoption of the merger agreement by the Alpha stockholders was not obtained; or

•	the Foundation special meeting has been convened, the stockholders of Foundation have voted, and the adoption of the merger agreement by the Foundation stockholders was not obtained; or

•	by Alpha if:

•	Foundation breaches its representations, warranties or covenants set forth in the merger agreement, which breach would result in a failure of certain of the conditions to the completion of the merger being satisfied and such breach is not cured by the earlier of the outside date or 30 days after the receipt of written notice thereof or is incapable of being cured within such period, except under limited circumstances;

•	prior to the receipt of its stockholders’ approval of the proposal to adopt the merger agreement, (1) Alpha receives an unsolicited written acquisition proposal, not in violation of its non-solicitation obligations, after the date of the merger agreement, which the Alpha board of directors concludes in good faith constitutes a superior proposal, (2) Alpha provides Foundation with a written notice that it intends to take such action, specifying the material terms of the superior proposal, (3) the Alpha board of directors determines in good faith that the failure to take such action could reasonably be expected to be a breach of its fiduciary duties to Alpha stockholders under applicable law, (4) Alpha thereafter satisfies its obligations to negotiate with Foundation in good faith to make adjustments to the terms and conditions of the merger agreement, and (5) Alpha, concurrently with the termination of the merger agreement, enters into an acquisition agreement for such superior proposal; provided that Alpha pays a $75.4 million termination fee to Foundation; or

•	prior to the receipt of the Foundation stockholders’ approval of the proposal to adopt the merger agreement, (1) the Foundation board of directors has effected a change of board recommendation or failed to include the board recommendation in the joint proxy statement/prospectus by Foundation, (2) Foundation materially breaches its covenants to convene the Foundation special meeting or non-solicitation obligations or obligations to recommend that Foundation stockholders vote in favor of the adoption of the merger agreement, (3) Alpha has received written notice from Foundation informing Alpha of Foundation’s intention to effect a change of board recommendation, within the three business days following receipt by Alpha of such notice, (4) the Foundation board of directors recommends or approves, or announces publicly its intention to recommend or enter into an acquisition proposal other than the merger agreement, or (5) a tender offer or exchange offer that would, if consummated, constitute an acquisition proposal with respect to Foundation is commenced by a third party, and Foundation does not make a recommendation that its stockholders reject such tender or exchange offer within ten business days after such offer is first made; or

•	by Foundation if:

•	Alpha breaches its representations, warranties or covenants set forth in the merger agreement, which breach would result in a failure of certain of the conditions to the completion of the merger being satisfied and such breach is not cured by the earlier of the outside date or 30 days after the receipt of written notice thereof or is incapable of being cured within such period, except under limited circumstances;

•	prior to the receipt of its stockholders’ approval of the proposal to adopt the merger agreement, (1) Foundation receives an unsolicited written acquisition proposal, not in violation of its non-solicitation obligations, after the date of the merger agreement, which the Foundation board of directors concludes in good faith constitutes a superior proposal, (2) Foundation provides Alpha with a written notice that it intends to take such action, specifying the material terms of the superior proposal, (3) the Foundation board of directors determines in good faith that the failure to take such action could reasonably be expected to be a breach of its fiduciary duties to Foundation stockholders under applicable law, (4) Foundation thereafter satisfies its obligations to negotiate with Alpha in good faith to make adjustments to the terms and conditions of the merger agreement, and (5) Foundation, concurrently with the termination of the merger agreement, enters into an acquisition agreement for such superior proposal; provided that Foundation pays a $53.1 million termination fee to Alpha; or

•	prior to the receipt of the Alpha stockholders’ approval of the proposal to adopt the merger agreement, (1) the Alpha board of directors has effected a change of board recommendation or failed to include the board recommendation in the joint proxy statement/prospectus by Alpha, (2) Alpha materially breaches its covenants to convene the Alpha special meeting or non-solicitation obligations or obligations to recommend that Alpha stockholders vote in favor of the adoption of the merger agreement, (3) Foundation has received written notice from Alpha informing Foundation of Alpha’s intention to effect a change of board recommendation, within the three business days following receipt by Foundation of such notice, (4) the Alpha board of directors recommends or approves, or announces publicly its intention to recommend or enter into an acquisition proposal other than the merger agreement, or (5) a tender offer or exchange offer that would, if consummated, constitute an acquisition proposal with respect to Alpha is commenced by a third party, and Alpha does not make a recommendation that its stockholders reject such tender or exchange offer within ten business days after such offer is first made.

Termination Fees (beginning on page 111)

A termination fee would be payable by Alpha or Foundation under certain circumstances. The amount of the termination fee to be paid by Alpha would be $75.4 million. The amount of the termination fee to be paid by Foundation would be $53.1 million.

The termination fee would be payable in the following circumstances:

•	By Foundation, upon termination by Alpha if, prior to the receipt of the Foundation stockholders’ approval of the proposal to adopt the merger agreement, (1) the Foundation board of directors has effected a change of board recommendation or failed to include the board recommendation in the joint proxy statement/prospectus by Foundation, (2) Foundation has materially breached its covenants to convene the Foundation special meeting or non-solicitation obligations or obligations to recommend that Foundation stockholders vote in favor of the adoption of the merger agreement, (3) Alpha has received written notice from Foundation informing Alpha of Foundation’s intention to effect a change of board recommendation, within the three business days following receipt by Alpha of such notice, (4) the Foundation board of directors has recommended or approved, or announced publicly its intention to recommend or enter into an acquisition proposal other than the merger agreement, or (5) if a tender offer or exchange offer that would, if consummated, constitute an acquisition proposal with respect to Foundation is commenced by a third party, and Foundation has not made a recommendation that its stockholders reject such tender or exchange offer within ten business days after such offer is first made.

•	By Alpha, upon termination by Foundation if, prior to the receipt of the Alpha stockholders’ approval of the proposal to adopt the merger agreement, (1) the Alpha board of directors has effected a change of board recommendation or failed to include the board recommendation in the joint proxy statement/prospectus by Alpha, (2) Alpha has materially breached its covenants to convene the Alpha special meeting or non-solicitation obligations or obligations to recommend that Alpha stockholders vote in favor of the adoption of the merger agreement, (3) Foundation has received written notice from Alpha informing Foundation of Alpha’s intention to effect a change of board recommendation, within the three business days following receipt by Foundation of such notice, (4) the Alpha board of directors has recommended or approved, or announced publicly its intention to recommend or enter into an acquisition proposal other than the merger agreement, or (5) if a tender offer or exchange offer that would, if consummated, constitute an acquisition proposal with respect to Alpha is commenced by a third party, and Alpha has not made a recommendation that its stockholders reject such tender or exchange offer within ten business days after such offer is first made.

•	By Foundation, at the consummation of a competing acquisition proposal of at least 50% of the assets, businesses or equity of Foundation and its subsidiaries between Foundation and a third party if:

•	a competing acquisition proposal had been announced or made to Foundation’s stockholders after the signing of the merger agreement;

•	after such competing acquisition proposal had been announced or made and before it had been publicly withdrawn, the merger agreement was terminated (1) due to the failure of the merger to be completed before the outside date, or (2) due to the failure to adopt the merger agreement by Foundation’s stockholders, or (3) due to a breach by Foundation of its representations, warranties or obligations under the merger agreement; and

•	within 12 months after such termination, Foundation either consummates a competing acquisition proposal or enters into a definitive agreement for a competing acquisition proposal (and consummates any competing acquisition proposal within the one-year period following the entry into such definitive agreement).

•	By Alpha, at the consummation of a competing acquisition proposal of at least 50% of the assets, businesses or equity of Alpha and its subsidiaries between Alpha and a third party if:

•	a competing acquisition proposal had been announced or made to Alpha’s stockholders after the signing of the merger agreement;

•	after such competing acquisition proposal had been announced or made and before it had been publicly withdrawn, the merger agreement was terminated (1) due to the failure of the merger to complete before the outside date, or (2) due to failure to adopt the merger agreement by Alpha’s stockholders, or (3) due to a breach by Alpha of its representations, warranties or obligations under the merger agreement; and

•	within 12 months after such termination, Alpha either consummates a competing acquisition proposal or enters into a definitive agreement for a competing acquisition proposal (and consummates any competing acquisition proposal within the one-year period following the entry into such definitive agreement).

•	By Foundation, upon termination by Foundation to enter into a definitive agreement for a superior proposal prior to the receipt of the Foundation stockholders’ approval.

•	By Alpha, upon termination by Alpha to enter into a definitive agreement for a superior proposal prior to the receipt of the Alpha stockholders’ approval.

In general, each of Alpha and Foundation will bear its own expenses in connection with the merger agreement and the related transactions.

Material United States Federal Income Tax Consequences (beginning on page 88)

In connection with the merger, holders of Alpha common stock are treated for U.S. federal tax purposes as exchanging their shares of Alpha common stock for shares of New Alpha common stock. In addition, holders of Foundation common stock will exchange their shares of Foundation common stock for shares of New Alpha common stock. This latter exchange is referred to as the recapitalization in this joint proxy statement/prospectus. Alpha and Foundation intend for the merger and the recapitalization to each qualify as a reorganization within the meaning of Section 368(a) of the Code. Assuming that the merger and the recapitalization each qualifies as a reorganization, the Alpha and Foundation stockholders generally will not recognize gain or loss in connection with the merger or the recapitalization, respectively, except that the Foundation stockholders will recognize gain or loss upon the receipt, if any, of cash instead of fractional shares of New Alpha common stock. Tax matters are complicated, and the tax consequences of the merger and the recapitalization to each Alpha and Foundation stockholder, respectively, will depend on the facts of each stockholder’s situation. Alpha and Foundation stockholders are urged to read carefully the discussion in the section titled “Material United States Federal Income Tax Consequences” beginning on page 88 and to consult their tax advisors for a full understanding of the tax consequences of their participation in the merger.

Accounting Treatment (page 87)

The merger will be accounted for as a business combination using the “acquisition” method of accounting. For financial accounting purposes, Alpha has been determined to be the accounting acquirer based upon the following factors. Alpha and Foundation expect that, upon completion of the merger, Foundation stockholders will receive approximately 41% of the outstanding common stock of New Alpha in respect of their Foundation shares and Alpha stockholders will receive approximately 59% of the outstanding common stock of New Alpha. In addition to these relative voting rights, the proposed composition of New Alpha’s board of directors and the board’s committees, the proposed structure and members of the executive management team of New Alpha, and the premium to be paid by Alpha to acquire Foundation were considered.

Risk Factors (beginning on page 32)

In evaluating the merger and the merger agreement, you should read carefully this joint proxy statement/prospectus and especially consider the factors discussed in the section titled “Risk Factors” beginning on page 32.

Comparison of Rights of Stockholders (beginning on page 115)

As a result of the merger, the holders of Alpha common stock and the holders of Foundation common stock will become holders of New Alpha common stock and their rights will be governed by the DGCL and by New Alpha’s certificate of incorporation and bylaws. Following the merger, Alpha stockholders and Foundation stockholders may have different rights as stockholders of New Alpha than as stockholders of Alpha and stockholders of Foundation, respectively. For a summary of the material differences between the rights of Alpha stockholders and Foundation stockholders and the rights of New Alpha stockholders, see “Comparison of Rights of Stockholders” beginning on page 115.

FINANCIAL SUMMARY

Alpha Market Price Data and Dividends

Alpha common stock is traded on the NYSE under the symbol “ANR.” The following table shows the high and low daily closing sales prices during the period indicated for Alpha common stock on the NYSE. For current price information, you are urged to consult publicly available sources.

	Price Range of Common Stock
Fiscal Year Ended	High	Low

December 31, 2007:
First Quarter	$15.66	$12.45
Second Quarter	20.79	15.61
Third Quarter	23.23	16.52
Fourth Quarter	33.84	23.68
December 31, 2008:
First Quarter	43.48	24.11
Second Quarter	104.29	41.29
Third Quarter	104.93	43.41
Fourth Quarter	47.69	14.68
December 31, 2009:
First Quarter	22.67	14.73
Second Quarter (through June 4, 2009])	30.19	16.24

The last reported sales prices Alpha common stock on the NYSE on May 11, 2009, and June 4, 2009 were $28.86 and $27.84, respectively. May 11, 2009 was the last full trading day prior to the public announcement of the merger. June 4, 2009 was the last full trading day prior to the filing of this joint proxy statement/prospectus with the SEC.

The Alpha board of directors has the power to determine the amount and frequency of the payment of dividends. Decisions regarding whether to pay dividends and the amount of any dividends are based on compliance with the DGCL, compliance with agreements governing Alpha’s indebtedness, earnings, cash requirements, results of operations, cash flows and financial condition and other factors that the board of directors considers important. Alpha does not currently pay dividends. While Alpha anticipates that if the merger were not consummated it would continue not to pay dividends, it cannot assure that will be the case. Under the merger agreement, until the closing of the merger Alpha is not permitted to declare, set aside or pay any dividends on, or make any other distributions in respect of, any of its capital stock.

Foundation Market Price Data and Dividends

Foundation common stock is traded on the NYSE under the symbol “FCL.” The following table shows the high and low daily closing sales prices during the period indicated for Foundation common stock as reported on the NYSE. For current price information, you are urged to consult publicly available sources.

	Price Range of Common Stock
Fiscal Year Ended	High	Low	Dividends Paid

December 31, 2007:
First Quarter	$35.33	$29.93	$0.05
Second Quarter	45.08	34.04	0.05
Third Quarter	42.30	32.26	0.05
Fourth Quarter	52.60	37.84	0.05
December 31, 2008:
First Quarter	59.42	44.47	0.05
Second Quarter	88.58	49.49	0.05
Third Quarter	88.88	31.90	0.05
Fourth Quarter	30.78	8.70	0.05
December 31, 2009:
First Quarter	18.92	13.56	0.05
Second Quarter (through June 4, 2009])	31.50	14.56	—

In addition, on February 26, 2009, Foundation declared a regular quarterly cash dividend of $0.05 per Foundation common share that was paid on March 27, 2009 to Foundation stockholders of record as of the close of business on March 17, 2009. On May 11, 2009, Foundation declared a regular quarterly cash dividend of $0.05 per Foundation common share that will be paid on June 26, 2009 to Foundation stockholders of record as of the close of business on June 15, 2009.

The last reported sales prices of Foundation common stock on the NYSE on May 11, 2009 and June 4, 2009 were $23.24 and $29.58, respectively. May 11, 2009 was the last full trading day prior to the public announcement of the merger. June 4, 2009 was the last full trading day prior to the filing of this joint proxy statement/prospectus with the SEC.

The Foundation board of directors has the power to determine the amount and frequency of the payment of dividends. Decisions regarding whether to pay dividends and the amount of any dividends are based on compliance with the DGCL, compliance with agreements governing Foundation’s indebtedness, earnings, cash requirements, results of operations, cash flows, financial condition and other factors that the board of directors considers important. While Foundation anticipates that if the merger were not consummated it would maintain dividends at this level for the foreseeable future, it cannot assure that it will continue to pay dividends at this level, or at all.

Under the merger agreement, Foundation has agreed that, until the effective time of the merger, it will not declare, set aside or pay any dividends on, or make any other distributions in respect of, any of its capital stock, other than regular quarterly cash dividends with respect to Foundation common stock not in excess of $0.05 per share in accordance with the terms thereof.

Selected Historical Consolidated Financial Data of Alpha

The following table shows selected historical financial and other data for Alpha. The selected financial data as of December 31, 2008, 2007, 2006, and 2005, and for the years then ended has been derived from the audited consolidated financial statements and related footnotes of Alpha. The selected historical financial data as of December 31, 2004 and for the year then ended has been derived from the combined financial statements of ANR Fund IX Holdings, L.P. and Alpha NR Holding, Inc. and subsidiaries (the owners of a majority of the membership interests of ANR Holdings, LLC prior to the February 11, 2005 internal restructuring) and the related notes, which are not included or incorporated by reference in this joint proxy statement/prospectus. The data as of and for the three months ending March 31, 2009 and 2008 has been derived from Alpha’s unaudited condensed consolidated financial statements included in Alpha’s quarterly report on Form 10-Q for the quarter ending March 31, 2009, which are incorporated by reference in this joint proxy statement/prospectus and, in the opinion of Alpha’s management, includes all adjustments, consisting of normal and recurring adjustments, necessary to present fairly the data for such periods. The operating results for the three months ending March 31, 2009 are not necessarily indicative of results for the full year ending December 31, 2009.

Detailed historical financial information included in the audited consolidated balance sheets as of December 31, 2008 and 2007, and the related consolidated statements of income, stockholders’ equity and partners’ capital and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2008, are included in Alpha’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008 and Alpha’s Current Report on Form 8-K, filed with the SEC on May 22, 2009 (the “May 22 Form 8-K”) and incorporated by reference in this joint proxy statement/prospectus. You should read the following selected financial data together with Alpha’s historical consolidated financial statements, including the related notes, and the other information contained or incorporated by reference in this joint proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 136.

Prior period coal revenues and cost of coal sales have been reclassified to exclude changes in the fair value of coal and diesel fuel derivatives contracts to conform to current year presentation. These reclassification adjustments had no effect on previously reported income from operations or net income.

												ANR FUND IX
												Holdings, L.P. and
												Alpha NR
												Holding, Inc. and
	Alpha Natural Resources, Inc. and Subsidiaries											Subsidiaries
	Three Months Ended	Three Months Ended		Year Ended		Year Ended		Year Ended		Year Ended		Year Ended
	March 31,	March 31,		December 31,		December 31,		December 31,		December 31,		December 31,
	2009	2008		2008		2007		2006		2005		2004
	(In thousands, except per share and per ton amount)

Statement of Operations Data:
Revenues:
Coal revenues	$424,416	$422,409	(3)	$2,130,581	(3)	$1,558,892	(1)(3)	$1,610,885	(1)(3)	$1,334,023	(3)	$1,015,403	(3)
Freight and handling revenues	46,054	59,172		279,853		205,086		188,366		185,555		141,100
Other revenues	16,265	11,475	(2)	54,980		33,241	(2)	34,743		27,926		28,347

Total revenues	486,735	493,056		2,465,414		1,797,219		1,833,994		1,547,504		1,184,850

Costs and expenses:
Cost of coal sales (exclusive of items shown separately below)	303,025	338,660	(1)(3)	1,627,960	(3)	1,284,840	(1)(3)	1,269,910	(1)(3)	1,115,146	(3)	858,271	(3)
Gain on sale of coal reserve	—	—		(12,936)		—		—		—		—
(Increase) decrease in fair value of derivative instruments, net	(238)	(16,684	)(1)	47,265		(8,925	)(1)	(402	)(1)	—		—
Freight and handling costs	46,054	59,172		279,853		205,086		188,366		185,555		141,100
Cost of other revenues	11,863	8,137	(2)	40,857		22,715	(2)	22,982		23,675		22,994
Depreciation, depletion and amortization	40,205	42,545	(2)(3)	164,969	(3)	153,987	(2)(3)	135,878	(3)	66,796	(3)	48,314	(3)
Selling, general, and administrative expenses (exclusive of depreciation and amortization shown separately above)	16,466	15,324	(2)	71,923		58,485	(2)	67,952		88,132		40,607

Total costs and expenses	417,375	447,154		2,219,891		1,716,188		1,684,686		1,479,304		1,111,286

Income from operations	69,360	45,902		245,523		81,031		149,308		68,200		73,564

											ANR FUND IX
											Holdings, L.P. and
											Alpha NR
											Holding, Inc. and
	Alpha Natural Resources, Inc. and Subsidiaries										Subsidiaries
	Three Months Ended	Three Months Ended		Year Ended		Year Ended		Year Ended	Year Ended		Year Ended
	March 31,	March 31,		December 31,		December 31,		December 31,	December 31,		December 31,
	2009	2008		2008		2007		2006	2005		2004
	(In thousands, except per share and per ton amount)

Other income (expense):
Interest expense	(9,853)	(9,979	)(2)(4)	(39,812	)(4)	(40,366	)(2)	(41,774)	(29,937)		(18,871	)(3)
Interest income	625	750	(2)	7,351		2,266	(2)	839	1,064		531
Loss on early extinguishment of debt	—	—		(14,702)		—		—	—		—
Gain on termination of Cliffs’ merger, net	—	—		56,315		—		—	—		—
Miscellaneous income (expense), net	116	125	(2)	(3,834)		(93)		522	86	(3)	720	(3)

Total other income (expense), net	(9,112)	(9,104)		5,318		(38,193)		(40,413)	(28,787)		(17,620)

Income from continuing operations before income taxes	60,248	36,798		250,841		42,838		108,895	39,413		55,944
Income tax (expense) benefit	(13,627)	(8,808	)(3)(4)	(52,242	)(3)(4)	(9,965	)(2)(3)	21,705 (3)	(16,973	)(3)	(6,174	)(3)

Income from continuing operations	46,621	27,990		198,599		32,873		130,600	22,440		49,770

Discontinued operations:
Income (loss) from discontinued operations	(7,251)	(3,300)		(27,873)		(6,653)		(11,246)	3,671		(7,998)
Mine closure/asset impairment charges	—	—		(30,172)		—		—	—		—
Gain on sale of discontinued operations	—	—		13,622		—		—	—		—
Income tax (expense) benefit	1,594	840		11,035		1,335		8,814	(1,980)		1,024

Income (loss) from discontinued operations	(5,657)	(2,460)		(33,388)		(5,318)		(2,432)	1,691		(6,974)

Net income	40,964	25,530		165,211		27,555		128,168	24,131		42,796

Less: Net income (loss) attributable to noncontrolling interest	—	—		(490)		(179)		—	2,918		22,781

Net income attributable to Alpha Natural Resources, Inc.	$40,964	$25,530		$165,701		$27,734		$128,168	$21,213		$20,015

Amounts attributable to Alpha Natural Resources, Inc. Income from continuing operations, net of tax	46,621	27,990		198,599		32,873		130,600	19,784		24,442
Income (loss) from discontinued operations, net of tax	(5,657)	(2,460)		(32,898)		(5,139)		(2,432)	1,429		(4,427)

Net income attributable to Alpha Natural Resources, Inc.	$40,964	$25,530		$165,701		$27,734		$128,168	$21,213		$20,015

Earnings Per Share Data:
Net income (loss) per share, as adjusted(5)
Basic earnings per share:
Income from continuing operations attributable to Alpha Natural Resources, Inc.	$0.67	$0.43		$2.90		$0.51		$2.04	$0.35		$1.67
Income (loss) from discontinued operations attributable to Alpha Natural Resources, Inc.	(0.08)	(0.04)		(0.48)		(0.08)		(0.04)	0.03		(0.31)

Net income per basic share attributable to Alpha Natural Resources, Inc.	$0.59	$0.39		$2.42		$0.43		$2.00	$0.38		$1.36

											ANR FUND IX
											Holdings, L.P. and
											Alpha NR
											Holding, Inc. and
	Alpha Natural Resources, Inc. and Subsidiaries										Subsidiaries
	Three Months Ended	Three Months Ended	Year Ended		Year Ended		Year Ended		Year Ended		Year Ended
	March 31,	March 31,	December 31,		December 31,		December 31,		December 31,		December 31,
	2009	2008	2008		2007		2006		2005		2004
	(In thousands, except per share and per ton amount)

Diluted earnings per share:
Income from continuing operations attributable to Alpha Natural Resources, Inc.	$0.66	$0.43	$2.83		$0.51		$2.04		$0.35		$1.66
Income (loss) from discontinued operations attributable to Alpha Natural Resources, Inc.	(0.08)	(0.04)	(0.47)		(0.08)		(0.04)		0.03		(0.30)

Net income per diluted share attributable to Alpha Natural Resources, Inc.	$0.58	$0.39	$2.36		$0.43		$2.00		$0.38		$1.36

Pro forma net Income (loss) per share, as adjusted(6)
Basic earnings per share:
Income from continuing operations attributable to Alpha Natural Resources, Inc.									$0.33		$0.28
Income (loss) from discontinued operations attributable to Alpha Natural Resources, Inc.									0.02		(0.10)

Net income per basic share									$0.35		$0.18

Diluted earnings per share:
Income from continuing operations attributable to Alpha Natural Resources, Inc.									$0.32		$0.28
Income (loss) from discontinued operations attributable to Alpha Natural Resources, Inc.									0.02		(0.10)

Net income per diluted share									$0.34		$0.18

Balance sheet data (at period end):
Cash and cash equivalents	$692,686	$59,160	$676,190		$54,365		$33,256		$39,622		$7,391
Operating and working capital	809,994	209,981	729,829	(4)	157,147		116,464		35,074		56,257
Total assets	1,715,174	1,255,940	1,709,838	(4)	1,210,914		1,145,793		1,013,658		477,121
Notes payable and long-term debt, including current portion	448,471	440,545	451,315	(4)	446,913		445,651		485,803		201,705
Common stockholders’ equity and partners’ capital	838,247	407,349	795,692	(4)	380,836		344,049		212,765		45,933

Statement of cash flows data:
Net cash provided by (used in):
Operating activities	$43,750	$41,753	$458,043		$225,741		$210,081		$149,643		$106,776
Investing activities	(19,762)	(31,545)	(77,625)		(165,203)		(160,046)		(339,387)		(86,202)
Financing activities	(7,492)	(5,413)	241,407		(39,429)		(56,401)		221,975		(24,429)
Capital expenditures	(18,136)	(33,797)	(137,751)		(126,381)		(131,943)		(122,342)		(72,046)

Other data
Production from continuing operations:
Produced/processed	5,223	5,656	22,143	(3)	22,573	(3)	23,413	(3)	19,056	(3)	17,207 (3)
Purchased	393	1,066	4,818		4,189		4,090		6,284		6,543

Total	5,616	6,722	26,961	(3)	26,762	(3)	27,503	(3)	25,340	(3)	23,750 (3)

Tons sold from continuing operations:
Steam	3,146	3,706	15,525	(3)	16,455	(3)	18,069	(3)	15,669	(3)	14,232 (3)
Metallurgical	2,024	2,736	11,372	(3)	10,457	(3)	9,564	(3)	9,509	(3)	9,265 (3)

Total	5,170	6,442	26,897	(3)	26,912	(3)	27,633	(3)	25,178	(3)	23,497 (3)

												ANR FUND IX
												Holdings, L.P. and
												Alpha NR
												Holding, Inc. and
	Alpha Natural Resources, Inc. and Subsidiaries											Subsidiaries
	Three Months Ended	Three Months Ended		Year Ended		Year Ended		Year Ended		Year Ended		Year Ended
	March 31,	March 31,		December 31,		December 31,		December 31,		December 31,		December 31,
	2009	2008		2008		2007		2006		2005		2004
	(In thousands, except per share and per ton amount)

Coal sales realization/ton from continuing operations:
Steam	$67.70	$50.39	(3)	$51.17	(3)	$48.61	(1)(3)	$49.24	(1)(3)	$41.19	(3)	$32.72	(3)
Metallurgical	$104.47	$86.12	(3)	$117.50	(3)	$72.59	(3)	$75.41	(3)	$72.41	(3)	$59.33	(3)
Total	$82.09	$65.57	(3)	$79.21	(3)	$57.93	(1)(3)	$58.30	(1)(3)	$52.98	(3)	$43.21	(3)

Cost of coal sales/ton(7)	$58.61	$52.57	(1)(3)	$60.53	(3)	$47.74	(1)(3)	$45.96	(1)(3)	$44.29	(3)	$36.53	(3)

Coal margin/ton(8)	$23.48	$13.00	(3)	$18.68	(3)	$10.19	(1)(3)	$12.34	(1)(3)	$8.69	(3)	$6.68	(3)

(1)	Adjusted in the May 22 Form 8-K from amounts reported in prior periods to exclude changes in the fair value of derivative instruments, which are now recorded as a component of costs and expenses, to conform to current year income statement presentation. The adjustments have no effect on previously reported income from operations or net income.

(2)	Adjusted in the May 22 Form 8-K from amounts reported in prior periods to exclude discontinued operations related to Alpha’s sale of Gallatin operations.

(3)	Adjusted in the May 22 Form 8-K from amounts reported in prior periods to exclude discontinued operations related to the closure of Kingwood operations.

(4)	Adjusted in the May 22 Form 8-K from amounts reported in prior periods for Alpha’s adoption of FSP APB 14-1.

(5)	Basic earnings per share is computed by dividing net income or loss by the weighted average number of shares of common stock outstanding during the periods. Diluted earnings per share is computed by dividing net income or loss by the weighted average number of shares of common stock and dilutive common stock equivalents outstanding during the periods. Due to the internal restructuring on February 11, 2005 and initial public offering of common stock completed on February 18, 2005, the calculation of earnings per share for 2005 and 2004 reflects certain adjustments, as described below.

The numerator for purposes of computing basic and diluted net income (loss) per share, as adjusted, includes the reported net income (loss) and a pro forma adjustment for income taxes to reflect the pro forma income taxes for ANR Fund IX Holdings, L.P.’s portion of reported pre-tax income (loss), which would have been recorded if the issuance of the shares of common stock received by ANR Fund IX Holdings, L.P. and Alpha NR Holding, Inc. in exchange for their ownership in ANR Holdings, LLC in connection with the February 11, 2005 restructuring had occurred as of January 1, 2003. For purposes of the computation of basic and diluted net income (loss) per share, as adjusted, the pro forma adjustment for income taxes only applies to the percentage interest owned by ANR Fund IX Holdings, L.P., the nontaxable affiliate. No pro forma adjustment for income taxes is required for the percentage interest owned by Alpha NR Holding, Inc., because income taxes have already been recorded in the historical results of operations. Furthermore, no pro forma adjustment to reported net income (loss) is necessary subsequent to February 11, 2005 because Alpha is subject to income taxes.

The denominator for purposes of computing basic net income (loss) per share, as adjusted, reflects the retroactive impact of the common shares received by ANR Fund IX Holdings, L.P. and Alpha NR Holding, Inc. in exchange for their ownership in ANR Holdings, LLC in connection with the internal restructuring on a weighted-average outstanding share basis as being outstanding as of January 1, 2003. The common shares issued to the minority interest owners of ANR Holdings, LLC in connection with the internal restructuring, including the immediately vested shares granted to management, have been reflected as being outstanding as of February 11, 2005 for purposes of computing the basic net income (loss) per share, as adjusted. The unvested shares granted to management on February 11, 2005 that vest monthly over the two-year period from January 1, 2005 to December 31, 2006 are included in the basic net income (loss)

per share, as adjusted, computation as they vest on a weighted-average outstanding share basis starting on February 11, 2005. The 33,925,000 new shares issued in connection with the initial public offering have been reflected as being outstanding since February 14, 2005, the date of the initial public offering, for purposes of computing the basic net income (loss) per share, as adjusted.

The unvested shares issued to management are considered options for purposes of computing diluted net income (loss) per share, as adjusted. Therefore, for diluted purposes, all remaining unvested shares granted to management are added to the denominator subsequent to February 11, 2005 using the treasury stock method, if the effect is dilutive. In addition, the treasury stock method is used for outstanding stock options, if dilutive, beginning with the November 10, 2004 grant of options to management to purchase units in Alpha Coal Management, LLC that were automatically converted into options to purchase up to 596,985 shares of Alpha common stock at an exercise price of $12.73 per share.

The computations of basic and diluted net income (loss) per share, as adjusted for 2005 and 2004 are set forth below:

	Year Ended December 31,
	2005	2004
	(in thousands, except share and per share amounts)

Numerator:
Reported income from continuing operations	$22,440	$49,770
Deduct: Income from continuing operations attributable to noncontrolling interest	(2,656)	(25,328)
Deduct: Income tax effect of ANR Fund IX Holdings, L.P. income from continuing operations prior to Internal Restructuring	(83)	(1,279)

Income from continuing operations, as adjusted	19,701	23,163

Reported income (loss) from discontinued operations	1,691	(6,974)
Deduct: (Income) loss from discontinued operations attributable to noncontrolling interest	(262)	2,547
Add (deduct): Income tax effect of ANR Fund IX Holdings, L.P. loss from discontinued operations prior to Internal Restructuring	(6)	279

Income (loss) from discontinued operations attributable to Alpha Natural Resources, Inc., as adjusted	1,423	(4,148)
Net income attributable to Alpha Natural Resources, Inc., as adjusted	$21,124	$19,015

Denominator:
Weighted average shares — basic	55,664,081	13,998,911
Dilutive effect of stock options and restricted stock grants	385,465	—

Weighted average shares — diluted	56,049,546	13,998,911

Net income per share, as adjusted — basic and diluted:
Income from continuing operations, as adjusted	$0.35	$1.66
Income (loss) from discontinued operations, as adjusted	0.03	(0.30)

Net income per share, as adjusted	$0.38	$1.36

(6)	Pro forma net income (loss) per share gives effect to the following transactions as if each of these transactions had occurred on January 1, 2004: the Nicewonder acquisition and related debt refinancing in October 2005, the restructuring and initial public offering in February 2005, the issuance in May 2004 of $175 million principal amount of 10% senior notes due 2012, and the entry into a $175 million revolving credit facility in May 2004.

(7)	Excludes changes in fair value of derivative instruments, freight and handling costs, cost of other revenues, depreciation, depletion and amortization, selling, general and administrative expenses, gain on sale of coal reserves and mine closure cost/asset impairment charges.

(8)	Coal revenue per ton less cost of coal sales per ton.

Selected Historical Consolidated Financial Data of Foundation

The following table shows selected historical financial data for Foundation. The selected financial data as of December 31, 2008, 2007, 2006, 2005, and 2004 and for each of the five years then ended were derived from the audited historical consolidated financial statements and related footnotes of Foundation. The data as of and for the three months ended March 31, 2009 and 2008 has been derived from Foundation’s unaudited interim consolidated financial statements included in Foundation’s quarterly report on Form 10-Q for the quarter ending March 31, 2009, which are incorporated by reference in this joint proxy statement/prospectus and, in the opinion of Foundation’s management, includes all adjustments, consisting of normal and recurring adjustments, necessary to present fairly the data for such periods. The operating results for the three months ended March 31, 2009 are not necessarily indicative of results for the full year ending December 31, 2009.

Detailed historical financial information included in the audited consolidated balance sheets as of December 31, 2008 and 2007, and the related consolidated statements of income, stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2008, are included in Foundation’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008 and incorporated by reference in this joint proxy statement/prospectus. You should read the following selected financial data together with Foundation’s historical consolidated financial statements, including the related notes, and the other information contained or incorporated by reference in this joint proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 136.

								RAG
								American Coal
	Foundation Coal Holdings, Inc. and Consolidated Subsidiaries							Holding, Inc.
							For the Period
							From
							February 9,
							2004
	Three	Three	Twelve	Twelve	Twelve	Twelve	(date of	Seven
	Months	Months	Months	Months	Months	Months	formation)	Months
	Ended	Ended	Ended	Ended	Ended	Ended	Through	Ended
	March 31,	March 31,	December 31,	December 31,	December 31,	December 31,	December 31,	July 29,
	2009	2008	2008	2007	2006	2005	2004	2004
	(In thousands, except per share data)

Statement of Operations Data:
Revenues
Coal sales	$395,324	$406,946	$1,663,080	$1,452,702	$1,440,162	$1,292,411	$436,035	$544,882
Other revenue(1)	10,336	5,358	27,050	36,961	30,159	24,518	8,561	6,153

Total revenues	405,660	412,304	1,690,130	1,489,663	1,470,321	1,316,929	444,596	551,035

Costs and expenses:
Cost of coal sales (excludes depreciation, depletion and amortization)	331,672	315,473	1,321,638	1,131,506	1,110,922	936,201	345,791	484,457
Selling, general and administrative expenses (excludes depreciation, depletion and amortization)	17,456	19,791	69,104	60,103	53,152	50,707	24,649	27,375
Accretion on asset retirement obligations	2,957	2,557	11,429	10,155	8,510	8,507	3,300	4,020
Depreciation, depletion and amortization	49,517	53,265	212,166	202,029	183,201	211,186	84,843	61,236
Amortization of coal supply agreements	(25)	125	1,368	(3,414)	(13,122)	(84,903)	(67,238)	8,837
Net change in fair value of derivative instruments	—	—	9,447	—	—	—	—	—
Employee and contract termination costs and others	1,387	—	—	14,656	—	—	—	—
Write-down of long-lived assets(2)	—	—	—	—	30,782	1,633	—	—

Income (loss) from operations	2,696	21,093	64,978	74,628	96,876	193,598	53,251	(34,890)
Other income (expense)
Interest expense	(9,150)	(12,914)	(46,960)	(53,666)	(64,525)	(59,495)	(26,677)	(18,010)
Interest income	147	443	992	3,531	3,011	1,261	973	1,274
Other(3)	—	—	—	—	(112)	—	530	(90,789)

								RAG
								American Coal
	Foundation Coal Holdings, Inc. and Consolidated Subsidiaries							Holding, Inc.
							For the Period
							From
							February 9,
							2004
	Three	Three	Twelve	Twelve	Twelve	Twelve	(date of	Seven
	Months	Months	Months	Months	Months	Months	formation)	Months
	Ended	Ended	Ended	Ended	Ended	Ended	Through	Ended
	March 31,	March 31,	December 31,	December 31,	December 31,	December 31,	December 31,	July 29,
	2009	2008	2008	2007	2006	2005	2004	2004
	(In thousands, except per share data)

(Loss) income from continuing operations before income taxes benefit (expense) and equity in losses of affiliates	(6,307)	8,622	19,010	24,493	35,250	135,364	28,077	(142,415)
Income tax benefit (expense)	2,103	(2,267)	(6,646)	8,114	(3,831)	(46,461)	(13,600)	51,824
Equity in losses of affiliates	(249)	(185)	(810)	—	—	—	—	—

(Loss) income from continuing operations	$(4,453)	$6,710	$11,554	$32,607	$31,419	$88,903	$14,477	$(90,591)

Earnings per share data:
(Loss) income from continuing operations, basic	$(0.10)	$0.14	$0.26	$0.72	$0.69	$1.99	$0.60	$(660.56)
(Loss) income from continuing operations, diluted	$(0.10)	$0.13	$0.25	$0.70	$0.67	$1.92	$0.58	$(660.56)
Weighted average shares basic	44,582	45,010	45,073	45,157	45,397	44,626	24,187	137
Weighted average shares diluted	44,582	46,259	46,061	46,423	46,813	46,275	25,019	137
Dividends declared per share	$0.05	$0.05	$0.20	$0.20	$0.20	$0.18	$26.11	$—
Balance Sheet Data (at period end):
Cash and cash equivalents	$69,553	$23,131	$42,326	$50,071	$33,720	$22,432	$470,313	—
Total assets	$1,957,564	$1,918,541	$1,968,108	$1,908,164	$1,949,580	$2,008,120	$2,545,230	—
Total debt	$599,785	$599,785	$599,785	$599,785	$626,625	$635,000	$685,000	—
Stockholders’ equity	$219,159	$348,269	$224,361	$336,337	$297,813	$339,250	$256,763	—
Statement of Cash Flows Data:
Net cash provided by (used in)
Continuing operations Operating activities	$85,544	$55,528	$234,138	$240,963	$225,666	$184,205	$62,254	$(8,044)
Investing activities	$(54,836)	$(80,905)	$(200,517)	$(165,477)	$(199,868)	$(130,438)	$(934,932)	$(50,646)
Financing activities	$(3,481)	$(1,563)	$(41,366)	$(59,135)	$(14,510)	$(501,648)	$1,342,991	$(127,821)
Capital expenditures	$(54,858)	$(35,252)	$(156,329)	$(174,394)	$(187,217)	$(140,216)	$(33,573)	$(52,695)

(1)	Other revenues include gains on disposition of assets and other non-coal sales revenues.

(2)	Write-down of long-lived assets in 2005 of $1.6 million was as a result of a change in mine plan at the Northern Appalachia business unit. In 2006, $1.4 million and $29.4 million were written off related to deferred mining royalties at the Central Appalachia business unit and certain long-lived assets at the Wabash mine, respectively.

(3)	In the 2004 period under RAG American Coal Holding, Inc., Other includes expenses resulting from loss on termination of hedge accounting for interest rate swaps of $48.9 million, an additional non-cash mark-to-market gain of $5.8 million related to the interest rate swaps recorded in the period February 29 to April 27, 2004, expenses of $26 million related to a non-cash charge arising from settlement of a guarantee claim with the South Carolina Public Service Authority by means of entering into a multi-year coal supply agreement at prices below the then-prevailing market prices for new coal supply agreements of similar duration and $21.7 million of cash prepayment penalties in connection with prepayment of substantially all remaining long-term indebtedness of RAG American Coal Holdings, Inc.

Selected Unaudited Pro Forma Condensed Consolidated Financial Information

The following selected unaudited pro forma condensed consolidated financial data is based upon the historical consolidated financial information of Alpha and Foundation incorporated by reference in this joint proxy statement/prospectus and has been prepared to reflect the proposed merger of the companies. The unaudited pro forma condensed consolidated balance sheet as of March 31, 2009 is presented as if the merger and related financing had occurred on that date. The unaudited pro forma condensed consolidated income statements for the year ended December 31, 2008 and for the three months ended March 31, 2009 were prepared assuming that the merger occurred on January 1, 2008. The historical consolidated financial information have been adjusted to give effect to estimated pro forma events that are (1) directly attributable to the merger, (2) factually supportable, and (3) with respect to the income statements, expected to have a continuing impact on the combined results of operations.

The following selected unaudited pro forma condensed consolidated financial data should be read in connection with the Unaudited Pro Forma Condensed Consolidated Financial Information beginning on page 122 and the historical consolidated financial statements and accompanying notes of Alpha and Foundation, which are incorporated by reference in this joint proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 136.

The unaudited pro forma condensed consolidated financial data has been prepared for illustrative purposes only and is not necessarily indicative of the consolidated financial position or results of operations in future periods or the results that actually would have been realized had Alpha and Foundation been a combined company during the specified periods. The pro forma adjustments are based on estimates and the preliminary information available at the time of the preparation of this document and may differ materially from actual amounts. For purposes of this unaudited pro forma condensed consolidated financial data, the estimated acquisition price has been preliminarily allocated to the tangible and intangible assets acquired and liabilities assumed based on various estimates of their fair value. The acquisition consideration will be allocated among the fair values of the assets acquired and liabilities assumed based on their estimated fair values as of the date of the merger. Any excess of the acquisition price for the merger over the fair value of Foundation’s net assets will be recorded as goodwill. The final allocation is dependent upon the completion of certain valuations and other analyses that cannot be completed prior to the merger and are required to make a definitive allocation. The actual amounts recorded at the completion of the merger may differ materially from the information presented in the accompanying unaudited pro forma condensed consolidated financial data. Additionally, the unaudited pro forma condensed consolidated financial data does not reflect the cost of any integration activities or benefits from synergies that may be derived from any integration activities nor does it include any other items not expected to have a continuing impact on the consolidated results of operations.

	Three Months Ended	Year Ended
	March 31,	December 31,
	2009	2008
	(in thousands, except per share data)

Income Statement Data:
Total Revenues	$888,068	$4,095,509
Operating Income	$37,911	$59,265
Income From Continuing
Operations	$17,135	$49,662
Earnings Per Share-Basic	$0.14	$0.41
Earnings Per Share-Diluted	$0.14	$0.40

At March 31,
2009
(in thousands)

Balance Sheet Data:
Total Assets	$5,168,884
Total Liabilities	$2,938,756
Total Shareholders’ Equity	$2,230,128

COMPARATIVE PER SHARE INFORMATION

The following tables set forth for the periods presented certain per share data separately for Alpha and Foundation on a historical basis, on an unaudited pro forma combined basis per Alpha common share and on an unaudited pro forma combined basis per equivalent share of common stock of Foundation. The following unaudited pro forma condensed consolidated financial data should be read in conjunction with the historical consolidated financial statements and notes thereto of Alpha, which are incorporated by reference in this joint proxy statement/prospectus, and Foundation, which are incorporated by reference in this joint proxy statement/prospectus, and the other information contained or incorporated by reference in this joint proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 136.

The unaudited pro forma combined data per Alpha common share are based upon the historical weighted average number of Alpha common shares outstanding, adjusted to include the estimated number of shares of Foundation common stock to be issued in the merger. See “Unaudited Pro Forma Condensed Consolidated Financial Information” beginning on page 122. We have based the unaudited pro forma combined data per Foundation equivalent common share on the unaudited pro forma combined per Alpha common share amounts, multiplied by the Foundation exchange ratio of 1.0840. This data shows how each share of Foundation common stock would have participated in the income from continuing operations and book value of Alpha if the companies had been consolidated for accounting and financial reporting purposes for all periods presented. These amounts, however, are not intended to reflect future per share levels of income from continuing operations and book value of New Alpha.

The following unaudited pro forma data reflect the acquisition method of accounting, with Alpha treated as the acquirer. The following unaudited pro forma data reflect adjustments, which are based upon preliminary estimates, to allocate the purchase price to Foundation’s net assets. The purchase price allocation reflected herein is preliminary, and final allocation of the purchase price will be based upon the actual purchase price and the actual assets and liabilities of Foundation as of the date of the completion of the merger. Accordingly, the actual acquisition accounting adjustments may differ materially from the pro forma adjustments reflected herein.

The following unaudited pro forma data are presented for illustrative purposes only and are not necessarily indicative of what New Alpha’s actual financial position or results of operations would have been had the merger been completed on the dates indicated above. The following unaudited pro forma data do not give effect to (1) Alpha’s or Foundation’s results of operations or other transactions or developments since December 31, 2008, (2) the synergies, cost savings and one-time charges expected to result from the merger, or (3) the effects of transactions or developments, including sales of assets, which may occur subsequent to the merger. The foregoing matters could cause both New Alpha’s pro forma historical financial position and results of operations, and New Alpha’s actual future financial position and results of operations, to differ materially from those presented in the following unaudited pro forma condensed consolidated financial data.

	Alpha	Foundation
	Historical per	Historical per	Alpha	Foundation
	Share Data	Share Data	Pro Forma	Pro Forma

As of or for the Year Ended December 31, 2008:
Income from continuing operations per common share:
Basic	$2.90	$0.26	$0.41	$0.44
Diluted	$2.83	$0.25	$0.40	$0.43
Cash dividends declared per common share	$—	$0.20	$—	$—
Book value of shareholder’s equity per common share	$11.28	$5.04	N/A	N/A
As of or for the Three Months Ended March 31, 2009:
Income (loss) from continuing operations per common share:
Basic	$0.67	$(0.10)	$0.14	$0.15
Diluted	$0.66	$(0.10)	$0.14	$0.15
Cash dividends declared per common share	$—	$0.05	$—	$—
Book value of shareholder’s equity per common share	$11.75	$4.90	$18.46	$20.01

COMPARATIVE MARKET VALUE INFORMATION

The following table presents:

•	the closing prices per share and aggregate market value of Alpha common stock and Foundation common stock, in each case based on the last reported sales prices as reported by the NYSE Composite Transactions Tape, on May 11, 2009, the last trading day prior to the public announcement of the proposed merger, and June 4, 2009, the last trading day for which this information could be calculated prior to the date of this joint proxy statement/prospectus; and

•	the equivalent price per share and equivalent market value of shares of Foundation common stock.

	Alpha	Foundation	Foundation
	Historical	Historical	Equivalent(1)

May 11, 2009
Closing price per common share	$28.86	$23.24	$31.28
Market value of common stock (in billions)(2)	$2.059	$1.039	N/A
June 4, 2009
Closing price per common share	$27.84	$29.58	$30.18
Market value of common stock (in billions)(3)	$1.987	$1.322	N/A

(1)	The Foundation equivalent price per share reflects the fluctuating value of Alpha common shares that Foundation stockholders would receive for each share of Foundation common stock if the merger were completed on either May 11, 2009 or June 4, 2009. The Foundation equivalent price per share is equal to the closing price of an Alpha common share on the applicable date multiplied by 1.0840.

(2)	Based on 71,356,867 shares of Alpha common stock and 44,688,759 shares of Foundation common stock outstanding as of May 11, 2009 (excluding outstanding shares held in treasury).

(3)	Based on 71,359,470 shares of Alpha common stock and 44,696,823 shares of Foundation common stock outstanding as of June 4, 2009 (excluding outstanding shares held in treasury).

RISK FACTORS

In deciding whether to vote for the adoption of the merger agreement, we urge you to consider carefully all of the information included or incorporated by reference in this joint proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 136. You should also read and consider the risks associated with each of the businesses of Alpha and Foundation because these risks will also affect New Alpha. The risks associated with the business of Alpha can be found in the Alpha Annual Report on Form 10-K for the year ended December 31, 2008, which is incorporated by reference in this joint proxy statement/prospectus. The risks associated with the business of Foundation can be found in the Foundation Annual Report on Form 10-K for the year ended December 31, 2008, which is incorporated by reference in this joint proxy statement/prospectus.

You cannot be sure of the market value of New Alpha common stock to be issued upon completion of the transaction.

Upon completion of the transaction, each share of Alpha common stock, other than shares owned by Foundation, will automatically become one share of New Alpha common stock and each share of Foundation common stock, other than shares owned by Alpha, will be converted into the right to receive 1.0840 shares of New Alpha common stock. The Alpha exchange ratio and the Foundation exchange ratio will not be adjusted prior to completion of the transaction for changes in the market price of either Alpha common stock or Foundation common stock or for share repurchases or issuances of common stock by Alpha or Foundation, except as permitted in limited circumstances by the merger agreement. Such market price fluctuations or changes in the number of outstanding shares of Alpha or Foundation common stock may affect the value that Alpha and Foundation stockholders will receive upon completion of the merger. Stock price changes may result from a variety of factors, including general market and economic conditions, changes in businesses, operations and prospects and regulatory considerations, many of which factors are beyond Alpha’s and Foundation’s control. Neither Alpha nor Foundation is permitted to terminate the merger agreement or resolicit the vote of their respective stockholders solely because of changes in the market price of either of their common stocks.

The prices of Alpha common stock and Foundation common stock at the completion of the merger may vary from their respective prices on the date the merger agreement was executed, on the date of this document and on the date of the special meetings. As a result, the value represented by the Alpha exchange ratio and the Foundation exchange ratio will also vary. For example, based on the range of closing prices of Foundation common stock during the period from May 11, 2009, the last trading day before public announcement of the transaction, through June 4, 2009, the Alpha exchange ratio represented a value ranging from a high of $29.68 to a low of $25.23 for each share of Alpha common stock, and the Foundation exchange ratio represented a value ranging from a high of $34.15 to a low of $25.19 for each share of Foundation common stock. Because the date that the merger is completed will be later than the date of the special meetings, at the time of your special meeting, you will not know the exact market value of New Alpha common stock that you will receive upon completion of the merger.

New Alpha may fail to realize the cost savings estimated as a result of the merger.

The success of the merger will depend, in part, on New Alpha’s ability to realize the anticipated synergies, business opportunities and growth prospects from combining the businesses of Alpha and Foundation. New Alpha may never realize these anticipated synergies, business opportunities and growth prospects. Integrating operations will be complex and will require significant efforts and expenditures on the part of both Alpha and Foundation. Personnel might leave or be terminated because of the merger. Management of New Alpha might have its attention diverted while trying to integrate operations. In addition, New Alpha might experience increased competition that limits its ability to expand its business, it might not be able to capitalize on expected business opportunities, including retaining current customers, assumptions underlying estimates of expected cost savings may be inaccurate, or general industry and business conditions might deteriorate. If these factors limit New Alpha’s ability to integrate the operations of Alpha and Foundation successfully or on a timely basis, the expectations of future results of operations, including certain cost savings and synergies expected to result from the merger, might not be met.

In addition, Alpha and Foundation have operated and, until the completion of the transaction, will continue to operate, independently. It is possible that the integration process could result in the loss of key employees, the disruption of each company’s ongoing businesses or inconsistencies in standards, controls, information technology systems, procedures and policies, any of which could adversely affect New Alpha’s ability to maintain relationships with clients, employees or other third parties or New Alpha’s ability to achieve the anticipated benefits of the merger or could reduce New Alpha’s earnings.

Following the merger, New Alpha will have significantly less cash on hand than Alpha and Foundation collectively prior to the merger, which could adversely affect New Alpha’s ability to grow and to perform.

Following an assumed completion of the merger in the second half of 2009, after repayment of certain indebtedness of Alpha, as required by the terms of the Foundation loan agreement amendment, and all other pro forma adjustments relating to the merger, New Alpha is expected to have approximately $463.5 million in cash and cash equivalents. In addition, New Alpha is expected to have approximately $900.3 million in indebtedness excluding debt discount in the amount of $126.5 million, including $0.2 million relating to short term obligations under capital leases, $12.9 million of other short-term borrowings and access to $334.0 million in unused capacity under a revolving credit facility. No assurances can be given as to the actual amount of cash and cash equivalents that New Alpha will have on hand following the merger. See “The Merger — Financing Relating to the Merger” beginning on page 86.

The market price of New Alpha common stock after the transaction might be affected by factors different from, or in addition to, those affecting the market prices of Alpha and Foundation common stock currently.

The businesses of Alpha and Foundation differ and, accordingly, the results of operations of New Alpha and the market price of New Alpha common stock may be affected by factors different from those currently affecting the independent results of operations of each of Alpha and Foundation. For a discussion of the businesses of Alpha and Foundation and of factors to consider in connection with those businesses, see the documents incorporated by reference into this document and referred to under “Where You Can Find More Information” beginning on page 136.

New Alpha may not pay dividends in the foreseeable future, and you may have to rely on increases in the trading price of New Alpha common stock for returns on your investment.

Foundation stockholders have historically received quarterly dividends from Foundation, while Alpha stockholders have not historically received any regularly paid dividends. The payment of dividends by New Alpha after the merger will be subject to the determination of its board of directors. Decisions regarding whether to pay dividends and the amount of any dividends to be paid will be based on compliance with the DGCL, compliance with agreements governing New Alpha’s indebtedness, earnings, cash requirements, results of operations, cash flows and financial condition and other factors that the New Alpha board of directors may consider to be important. As such, New Alpha may not pay any regular dividends in the foreseeable future should its board of directors so determine, in which case former Foundation stockholders who become stockholders of New Alpha would no longer be able to rely on receiving regular dividend payments and they (and former Alpha stockholders) would have to rely on increases in the trading price of New Alpha common stock for any return on their investment.

Until the merger is completed or the merger agreement is terminated in accordance with its terms, Alpha and Foundation are prohibited from entering into certain business combination transactions.

During the period that the merger agreement is in effect, neither the Alpha nor the Foundation board of directors may withdraw or adversely modify its respective recommendation of the merger to its stockholders, recommend an acquisition proposal other than the merger, or negotiate or authorize negotiations with a third party regarding an acquisition proposal other than the merger, except as permitted by certain limited exceptions in the merger agreement or required by their fiduciary duties in the case of a superior proposal and subject to the other requirements of the merger agreement. The foregoing prohibitions could have the effect of delaying other strategic transactions for a limited period of time and may, in some cases, make it impossible to pursue other strategic transactions that are available only for a limited time.

Obtaining required approvals and satisfying closing conditions might prevent or delay completion of the merger.

The merger is subject to customary conditions to closing. These closing conditions include, among others, the receipt of required approvals of the stockholders of Foundation and the stockholders of Alpha and the receipt of certain governmental approvals. No assurance can be given that the required stockholder and governmental approvals will be obtained or that the required conditions to closing will be satisfied, and, if all required approvals are obtained and the conditions are satisfied, no assurance can be given as to the terms, conditions and timing of the approvals. Alpha and Foundation will also be obligated to pay certain transaction-related fees and expenses in connection with the merger, whether or not the merger is completed.

New Alpha’s actual financial position and results of operations may differ materially from the unaudited pro forma financial data included herein.

The unaudited pro forma financial data included herein are presented for illustrative purposes only and are not necessarily indicative of what New Alpha’s actual financial position or results of operations would have been had the merger been completed on the dates indicated. These data reflect adjustments, which are based upon preliminary estimates, to allocate the purchase price to Foundation’s net assets. The purchase price allocation reflected in this document is preliminary, and final allocation of the purchase price will be based upon the actual purchase price and the fair value of the assets and liabilities of Foundation as of the date of the completion of the merger. In addition, subsequent to the closing date of the merger, there may be further refinements of the purchase price allocation as additional information becomes available. Accordingly, the final purchase accounting adjustments might differ materially from the pro forma adjustments reflected herein. See “Unaudited Pro Forma Condensed Consolidated Financial Information” on page 122 for more information.

Whether or not the merger is completed, the announcement and pendency of the merger could cause disruptions in the businesses of Alpha and Foundation, which could have an adverse effect on their respective businesses and financial results.

Whether or not the merger is completed, the announcement and pendency of the merger could cause disruptions in the businesses of Alpha and Foundation. Specifically:

•	current and prospective employees of Alpha and of Foundation might experience uncertainty about their future roles with New Alpha, which might adversely affect Alpha’s and Foundation’s ability to retain key managers and other employees; and

•	the attention of Alpha’s and Foundation’s management might be directed toward the completion of the merger.

In addition, Alpha and Foundation have each diverted significant management resources in an effort to complete the merger and are each subject to restrictions contained in the merger agreement on the conduct of their respective businesses. If the merger is not completed, Alpha and Foundation will have incurred significant costs, including the diversion of management resources, for which they will have received little or no benefit. Further, Foundation may be required to pay to Alpha a termination fee of $53.1 million and Alpha may be required to pay Foundation a termination fee of $75.4 million if the merger agreement is terminated, depending on the specific circumstances of the termination. For a detailed description of the circumstances in which such termination fee will be paid, see “The Merger Agreement — Termination Fees” beginning on page 111.

Alpha and Foundation officers and directors may have financial interests in the merger that are different from, or in addition to, the interests of Alpha and Foundation stockholders.

When considering the recommendation of the Alpha and Foundation boards of directors with respect to the merger, Alpha and Foundation stockholders should be aware that some directors and executive officers of Alpha and Foundation have interests in the merger that might be different from, or in addition to, their interests as stockholders and the interests of stockholders of Alpha or Foundation generally. These interests include, among others, potential payments under employment agreements and severance agreements, acceleration of vesting and exercisability of options, restricted stock, restricted stock units and cash units as a result of the merger, the potential to serve as directors or officers of New Alpha, and the right to continued indemnification and insurance coverage by Alpha or Foundation for acts or omissions occurring prior to the merger. See “The Merger — Interests of Alpha Executive Officers and Directors in the Merger” beginning on page 78, and “The Merger — Interests of Foundation Executive Officers and Directors in the Merger” beginning on page 79.

As a result of these interests, these directors and executive officers might be more likely to support and to vote to adopt the merger agreement than if they did not have these interests. Stockholders should consider whether these interests might have influenced these directors and executive officers to support or recommend adoption of the merger agreement. As of the close of business on the record date for the Alpha special meeting, Alpha directors and executive officers were entitled to vote [    ●    ]% of the then-outstanding shares of Alpha common stock. As of the close of business on the record date for the Foundation special meeting, Foundation directors and executive officers were entitled to vote [    ●    ]% of the then-outstanding shares of Foundation common stock. See “The Merger — Stock Ownership of Directors and Executive Officers of Alpha and Foundation” beginning on page 76.

The failure to satisfy the conditions to the effectiveness of the proposed Foundation loan agreement amendment might negatively affect the financial flexibility of New Alpha.

The effectiveness of the proposed amendment to the Foundation loan agreement (as defined in “The Merger — Financing Relating to the Merger” beginning on page 86) is subject to the satisfaction of a number of conditions (as further described in “The Merger — Financing Relating to the Merger” beginning on page 86) including, the absence of material adverse changes to Alpha and Foundation and the accuracy of each party’s representations and warranties. If any of such conditions are not met, the amendment will not become effective, and if the merger is consummated New Alpha might face impediments with respect to the integration of Alpha and Foundation, will be required to maintain dual capital structures and SEC reporting and will be prohibited from taking certain actions by the negative covenants in the Foundation loan agreement, each of which consequences might negatively affect the financial flexibility of New Alpha.

Uncertainties underlie Alpha’s expectation that, relative to Alpha on a stand-alone basis, the merger will be accretive to New Alpha’s earnings per share, when calculated on a GAAP basis, for fiscal year 2010.

It cannot be assured that, relative to Alpha on a stand-alone basis, the merger will be accretive to earnings per share under generally accepted accounting principles in the United States, or GAAP, when calculated for fiscal year 2010. In addition to the uncertainties that underlie any financial forecast, the merger will be accounted for as an acquisition under Statement of Financial Accounting Standards No. 141 (revised 2007), “Business Combinations,” or “SFAS 141(R)”, which was effective for Alpha on January 1, 2009. SFAS 141(R) changes the methodologies for calculating acquisition price to the date the merger closes and for determining fair values. Until the acquisition price is known, Alpha can only estimate the allocation of this acquisition price to the net assets acquired and the effect of this allocation on future results. That estimate could materially change.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This joint proxy statement/prospectus, including the information and other documents incorporated by reference into this joint proxy statement/prospectus, contains or incorporates by reference or may contain or may incorporate by reference “forward-looking statements” that have been made pursuant to the provisions of, and in reliance on the safe harbor under, the Private Securities Litigation Reform Act of 1995. These statements, which involve risks and uncertainties, relate to analyses and other information that are based on forecasts of future results and estimates of amounts not yet determinable and may also relate to future prospects, developments and business strategies. Words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “should” and similar terms and phrases, including references to assumptions, are used to identify forward-looking statements. These forward-looking statements are made based on expectations and beliefs concerning future events affecting Alpha, Foundation and New Alpha and are subject to uncertainties and factors relating to their respective operations and business environment, all of which are difficult to predict and many of which are beyond their control, that could cause their actual results to differ materially from those matters expressed in or implied by these forward-looking statements.

The forward-looking statements involve certain risks and uncertainties. The ability of either Alpha or Foundation to predict results or actual effects of its or New Alpha’s plans and strategies is inherently uncertain. Accordingly, actual results may differ materially from those expressed in, or implied by, the forward-looking statements. Some of the factors that may cause actual results or earnings to differ materially from those contemplated by the forward-looking statements include, but are not limited to, those discussed under “Risk Factors” and those discussed in the filings of each of Alpha and Foundation that are incorporated herein by reference, as well as the following:

•	the risk that the businesses of Alpha and Foundation will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected;

•	the adoption of the merger agreement at the Alpha special meeting and at the Foundation special meeting;

•	the ability to obtain governmental approvals of the merger on the proposed terms and schedule;

•	the timing of the completion of the merger;

•	the actual financial position and results of operations of New Alpha following the merger, which may differ significantly from the pro forma financial data contained in this joint proxy statement/prospectus;

•	the calculations of, and factors that may impact the calculations of, the acquisition price in accordance with the methodologies of SFAS 141(R), the allocation of this acquisition price to the net assets acquired, and the effect of this allocation on future results, including New Alpha’s earnings per share, when calculated on a GAAP basis;

•	general economic conditions are less favorable than expected;

•	changes in both companies’ businesses during the period between now and the completion of the merger might have adverse impacts on New Alpha;

•	changes in, renewal of and acquiring new long-term coal supply arrangements;

•	inherent risks of coal mining beyond New Alpha’s control;

•	competition in coal markets;

•	railroad, barge, truck and other transportation performance and costs;

•	the geological characteristics of the Powder River Basin’s and Central and Northern Appalachian coal reserves;

•	the availability of mining and processing equipment and parts;

•	assumptions concerning economically recoverable coal reserve estimates;

•	environmental laws, including those directly affecting coal mining production and those affecting customers’ coal usage;

•	liability for litigation, administrative actions, and similar disputes;

•	the inability to obtain, renew or modify permits in a timely manner, comply with government regulations or make capital expenditures required to maintain compliance; and

•	changes in laws and regulations or interpretations or applications thereof.

Because these forward-looking statements are subject to assumptions and uncertainties, actual results might differ materially from those expressed or implied by these forward-looking statements. You are cautioned not to place undue reliance on these statements, which speak only as of the date of this joint proxy statement/prospectus or the date of any document incorporated by reference in this joint proxy statement/prospectus.

All subsequent written and oral forward-looking statements concerning the merger or other matters addressed in this joint proxy statement/prospectus and attributable to Alpha or Foundation or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Except to the extent required by applicable law or regulation, Alpha, Foundation and New Alpha undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date of this joint proxy statement/prospectus or to reflect the occurrence of unanticipated events.

THE ALPHA SPECIAL MEETING

Overview

This joint proxy statement/prospectus is being provided to Alpha stockholders as part of a solicitation of proxies by the Alpha board of directors for use at the special meeting of Alpha stockholders and at any adjournments or postponements thereof. This joint proxy statement/prospectus is first being furnished to stockholders of Alpha on or about [    ●    ], 2009. In addition, this joint proxy statement/prospectus constitutes a prospectus for Foundation in connection with the issuance by Foundation of its common stock in connection with the merger. This joint proxy statement/prospectus provides Alpha stockholders with information they need to know to be able to vote or instruct their vote to be cast at the special meeting of Alpha stockholders.

Date, Time and Place of the Alpha Special Meeting

The special meeting of Alpha stockholders will be held at the offices of Alpha located at One Alpha Place, Abingdon, Virginia 24210, on [    ●    ], 2009, at [    ●    ].

Purposes of the Alpha Special Meeting

At the Alpha special meeting, Alpha’s stockholders will be asked:

•	to adopt the merger agreement; and

•	to approve adjournments of the Alpha special meeting if necessary or appropriate, to permit further solicitation of proxies if there are not sufficient votes at the time of the Alpha special meeting to approve the proposal to adopt the merger agreement.

Record Date; Outstanding Shares; Shares Entitled to Vote

The record date for the special meeting of Alpha stockholders is [    ●    ], 2009. This means that you must have been a stockholder of record of Alpha common stock at the close of business on [    ●    ], 2009, in order to vote at the Alpha special meeting. You are entitled to one vote for each share of Alpha common stock you own. On Alpha’s record date, there were [    ●    ] shares of Alpha common stock outstanding and entitled to vote, held by approximately [    ●    ] holders of record.

A complete list of Alpha stockholders entitled to vote at the Alpha special meeting will be available for inspection at the principal place of business of Alpha during regular business hours for a period of no less than ten days before the special meeting and at the place of the Alpha special meeting during the meeting.

Quorum and Vote Required

A quorum of stockholders is necessary to hold a valid special meeting of Alpha. The required quorum for the transaction of business at the Alpha special meeting is a majority of the issued and outstanding shares of Alpha common stock entitled to vote at the Alpha special meeting, whether in person or by proxy. Any abstentions will be counted in determining whether a quorum is present at the Alpha special meeting. As for broker non-votes, the adoption of the merger agreement is not considered a routine matter. Therefore, your broker will not be permitted to vote on the adoption of the merger agreement without instruction from you as the beneficial owner of the shares of Alpha common stock. Broker non-votes will, however, be counted for purposes of determining whether a quorum is present at the Alpha special meeting.

Adoption of the merger agreement requires the affirmative vote of a majority of the outstanding shares of Alpha common stock entitled to vote. The required vote of Alpha stockholders on the merger agreement is based upon the number of outstanding shares of Alpha common stock, and not the number of shares that are actually voted. Accordingly, the failure to submit a proxy card or to vote in person at the Alpha special meeting or the abstention from voting by Alpha stockholders, or the failure of any Alpha stockholder who holds shares in “street name” through a bank or broker to give voting instructions to such bank or broker, will have the same effect as a vote AGAINST the adoption of the merger agreement.

To approve any adjournment of the Alpha special meeting, if necessary, to permit further solicitation of proxies if there are not sufficient votes at the time of the Alpha special meeting to approve the proposal to adopt the merger agreement, the affirmative vote of a majority of the shares of Alpha common stock present in person or represented by proxy and entitled to vote at the Alpha special meeting is required regardless of whether a quorum is present. Abstentions will have the same effect as a vote AGAINST the proposal to adjourn the Alpha special meeting, while broker non-votes and shares not in attendance at the Alpha special meeting will have no effect on the outcome of any vote to adjourn the Alpha special meeting.

ITEM 1 —	THE ADOPTION OF THE MERGER AGREEMENT

As discussed elsewhere in this joint proxy statement/prospectus, Alpha stockholders are considering and voting on a proposal to adopt the merger agreement. You should carefully read this joint proxy statement/prospectus in its entirety for more detailed information concerning the transactions contemplated by the merger agreement, including the merger. In particular, you are directed to the merger agreement, which is attached as Annex A to this joint proxy statement/prospectus.

The Alpha board of directors recommends that Alpha stockholders vote FOR the adoption of the merger agreement, and your properly signed and dated proxy will be so voted unless you specify otherwise.

ITEM 2 —	APPROVE ADJOURNMENT OF THE SPECIAL MEETING, IF NECESSARY OR APPROPRIATE, TO PERMIT FURTHER SOLICITATION OF PROXIES IF THERE ARE NOT SUFFICIENT VOTES AT THE TIME OF THE ALPHA SPECIAL MEETING TO APPROVE THE PROPOSAL TO ADOPT THE MERGER AGREEMENT

Alpha stockholders may be asked to vote on a proposal to adjourn the Alpha special meeting if necessary or appropriate, to permit further solicitation of proxies if there are not sufficient votes at the time of the Alpha special meeting to approve the proposal to adopt the merger agreement.

The Alpha board of directors recommends that Alpha stockholders vote FOR the proposal to adjourn the Alpha special meeting under certain circumstances, and your properly signed and dated proxy will be so voted unless you specify otherwise.

Stock Ownership and Voting by Alpha’s Directors and Executive Officers

As of the record date for the Alpha special meeting, Alpha’s directors and executive officers had the right to vote approximately [    ●    ] shares of the then-outstanding Alpha voting stock at the Alpha special meeting. As of the record date of the Alpha special meeting, these shares represented [    ●    ]% of the Alpha common stock outstanding and entitled to vote at the meeting. It is expected that Alpha’s directors and executive officers will vote their shares FOR approval and adoption of the merger agreement, although none of them has entered into any agreement requiring them to do so.

How to Vote

You may vote in person at the Alpha special meeting or by proxy. Alpha recommends you submit your proxy even if you plan to attend the special meeting. If you vote by proxy, you may change your vote if you attend and vote at the special meeting.

If you own common stock in your own name, you are an “owner of record.” This means that you may use the enclosed proxy card(s) to tell the persons named as proxies how to vote your shares. If you properly complete, sign and date your proxy card(s) or submit your voting instructions by telephone or over the Internet, your shares will be voted in accordance with your instructions. The named proxies will vote all shares at the meeting for which proxies have been properly submitted (whether by mail, telephone or over the Internet) and not revoked. If you sign and return your proxy card(s) but do not mark your card(s) to tell the proxies how to vote your shares on each proposal, your shares will be voted as recommended by the Alpha board of directors.

If you hold shares of Alpha common stock in a stock brokerage account or through a bank, broker or other nominee, or, in other words, in “street name,” please follow the voting instructions provided by that entity. With respect to the proposal to adopt the merger agreement, if you do not instruct your bank, broker or other nominee how to vote your shares, your bank, broker or other nominee will not be authorized to vote with respect to this proposal and a broker non-vote will occur, which will have the same effect as a vote AGAINST the adoption of the merger agreement. In addition, if you do not instruct your bank, broker or other nominee how to vote your shares with respect to the proposal to adjourn the meeting to solicit further proxies to approve the proposal to adopt the merger agreement, a broker non-vote will occur.

If you abstain from voting with respect to the proposal to adopt the merger agreement, it will have the same effect as a vote AGAINST the adoption of the merger agreement. With respect to the proposal to adjourn the Alpha special meeting to solicit further proxies to approve the proposal to adopt the merger agreement, your abstention will have the same effect as a vote AGAINST the proposal to adjourn the Alpha special meeting.

If you are an “owner of record,” you have three voting options:

•	Internet: You can vote over the Internet at the Web address shown on your proxy card(s). You will be prompted to enter your Control Number from your proxy card. This number will identify you as a stockholder of record. Follow the simple instructions that will be given to you to record your vote. If you vote over the Internet, do not return your proxy card(s).

•	Telephone: You can vote by telephone by calling the toll-free number on your proxy card(s). You will be prompted to enter your Control Number from your proxy card. This number will identify you as a stockholder of record. Follow the simple instructions that will be given to you to record your vote. If you vote by telephone, do not return your proxy card(s).

•	Mail: You can vote by mail by simply signing, dating and mailing your proxy card(s) in the postage-paid envelope included with this joint proxy statement/prospectus.

A number of banks and brokerage firms participate in a program that also permits stockholders whose shares are held in “street name” to direct their vote by telephone or over the Internet. If your shares are held in an account at a bank or brokerage firm that participates in such a program, you may direct the vote of these shares by telephone or over the Internet by following the voting instructions enclosed with the proxy form from the bank or brokerage firm. The Internet and telephone proxy procedures are designed to authenticate stockholders’ identities, to allow stockholders to give their proxy voting instructions and to confirm that those instructions have been properly recorded. Votes directed by telephone or over the Internet through such a program must be received by 11:59 p.m. on [    ●    ], 2009. Directing the voting of your shares will not affect your right to vote in person if you decide to attend the Alpha special meeting; however, you must first obtain a signed and properly executed legal proxy from your bank, broker or other nominee to vote your shares held in “street name” at the Alpha special meeting. Requesting a legal proxy prior to the deadline described above will automatically cancel any voting directions you have previously given by telephone or over the Internet with respect to your shares.

Revoking Your Proxy

If you are the owner of record of your shares, you can revoke your proxy at any time before its exercise by:

•	sending a written notice to Alpha, at One Alpha Place, P.O. Box 2345, Abingdon, Virginia 24212, attention: Corporate Secretary, bearing a date later than the date of the proxy, that is received prior to the Alpha special meeting and states that you revoke your proxy;

•	submitting your voting instructions again by telephone or over the Internet;

•	signing another valid proxy card(s) bearing a later date and mailing it so that it is received prior to the special meeting; or

•	attending the special meeting and voting in person, although attendance at the special meeting will not, by itself, revoke a proxy.

If your shares are held in “street name” by your broker, you will need to follow the instructions you receive from your broker to revoke or change your proxy.

Other Voting Matters

Voting in Person

If you plan to attend the Alpha special meeting and wish to vote in person, we will give you a ballot at the special meeting. However, if your shares are held in “street name,” you must first obtain from your broker, bank or other nominee a legal proxy authorizing you to vote the shares in person, which you must bring with you to the special meeting.

Electronic Access to Proxy Materials

This joint proxy statement/prospectus is available on Alpha’s Internet site at http://www.alphanr.com.

People with Disabilities

Alpha can provide reasonable assistance to help you to participate in the special meeting if you tell Alpha about your disability and how you plan to attend. Please write to Alpha, at One Alpha Place, P.O. Box 2345, Abingdon, Virginia 24212, attention: Corporate Secretary, or call at (276) 619-4410.

Proxy Solicitations

Alpha is soliciting proxies for the Alpha special meeting from Alpha stockholders. Alpha will bear the entire cost of soliciting proxies from Alpha stockholders. In addition to this mailing, Alpha’s directors, officers and employees (who will not receive any additional compensation for their services) may solicit proxies personally, electronically or by telephone. Alpha has also engaged D.F. King & Co., Inc., to assist in the solicitation of proxies for a fee estimated not to exceed $50,000 plus reimbursement of expenses. Alpha and its proxy solicitors will also request that banks, brokerage houses and other custodians, nominees and fiduciaries send proxy materials to the beneficial owners of Alpha common stock and will, if requested, reimburse them for their reasonable out-of-pocket expenses in doing so.

Stockholders should not submit any stock certificates with their proxy cards. Alpha stockholders will not need to send in their share certificates or surrender their book-entry shares.

Other Business

Alpha is not aware of any other business to be acted upon at the Alpha special meeting. If, however, other matters are properly brought before the Alpha special meeting, your proxies will have discretion to vote or act on those matters according to their best judgment and they intend to vote the shares as the Alpha board of directors may recommend.

Assistance

If you need assistance in completing your proxy card or have questions regarding Alpha’s special meeting, please contact D.F. King & Co., Inc., 48 Wall Street, 22nd Floor, New York, New York 10005, banks and brokers call collect: (212) 269-5550, all others call toll-free: (800) 488-8035.

THE FOUNDATION SPECIAL MEETING

Overview

This joint proxy statement/prospectus is being provided to Foundation stockholders as part of a solicitation of proxies by the Foundation board of directors for use at the special meeting of Foundation stockholders and at any adjournments or postponements thereof. This joint proxy statement/prospectus is first being furnished to stockholders of Foundation on or about [    ●    ], 2009. In addition, this joint proxy statement/prospectus constitutes a prospectus for Foundation in connection with issuance by Foundation of its common share in connection with the merger. This joint proxy statement/prospectus provides Foundation stockholders with information they need to know to be able to vote or instruct their vote to be cast at the special meeting of Foundation stockholders.

Date, Time and Place of the Foundation Special Meeting

The special meeting of Foundation stockholders will be held at [    ●    ], on [    ●    ], 2009, at [    ●    ].

Purposes of the Foundation Special Meeting

At the Foundation special meeting, Foundation stockholders will be asked:

•	to adopt the merger agreement; and

•	to approve adjournments of the Foundation special meeting if necessary or appropriate, to permit further solicitation of proxies if there are not sufficient votes at the time of the Foundation special meeting to adopt the merger agreement.

Record Date; Outstanding Shares; Shares Entitled to Vote

The record date of the special meeting of Foundation stockholders is [    ●    ], 2009. This means that you must have been a holder of record of Foundation’s common stock at the close of business on [    ●    ], 2009, in order to vote at the Foundation special meeting. You are entitled to one vote for each share of Foundation common stock you own. On Foundation’s record date, there were [    ●    ] shares of Foundation common stock outstanding and entitled to vote, held by approximately [    ●    ] holders of record.

A complete list of Foundation stockholders entitled to vote at the Foundation special meeting will be available for inspection at the principal place of business of Foundation during regular business hours for a period of no less than ten days before the special meeting and at the place of the Foundation special meeting during the meeting.

Quorum and Vote Required

A quorum of stockholders is necessary to hold a valid special meeting of Foundation. The required quorum for the transaction of business at the Foundation special meeting is a majority of the issued and outstanding shares of Foundation common stock entitled to vote at the Foundation special meeting, whether in person or by proxy. Any abstentions will be counted in determining whether a quorum is present at the Foundation special meeting. As for broker non-votes, the adoption of the merger agreement is not considered a routine matter. Therefore, your broker will not be permitted to vote on the adoption of the merger agreement without instruction from you as the beneficial owner of the shares of Foundation common stock. Broker non-votes will, however, be counted for purposes of determining whether a quorum is present at the Foundation special meeting.

Adoption of the merger agreement requires the affirmative vote of a majority of the outstanding shares of Foundation common stock entitled to vote. The required vote of Foundation stockholders on the merger agreement is based upon the number of outstanding shares of Foundation common stock, and not the number of shares that are actually voted. Accordingly, the failure to submit a proxy card or to vote in person at the Foundation special meeting or the abstention from voting by Foundation stockholders, or the failure of any Foundation stockholder who holds shares in “street name” through a bank or broker to give voting instructions to such bank or broker, will have the same effect as a vote AGAINST the adoption of the merger agreement.

To approve any adjournment of the Foundation special meeting, if necessary, to permit further solicitation of proxies if there are not sufficient votes at the time of the Foundation special meeting to approve the proposal to adopt the merger agreement, the affirmative vote of a majority of the shares of Foundation common stock present in person or represented by proxy and entitled to vote at the Foundation special meeting is required regardless of whether a quorum is present. Abstentions will have the same effect as a vote AGAINST the proposal to adjourn the Foundation special meeting, while broker non-votes and shares not in attendance at the Foundation special meeting will have no effect on the outcome of any vote to adjourn the Foundation special meeting.

ITEM 1 —	THE ADOPTION OF THE MERGER AGREEMENT

As discussed elsewhere in this joint proxy statement/prospectus, Foundation stockholders are considering and voting on a proposal to adopt the merger agreement. Foundation stockholders should read carefully this joint proxy statement/prospectus in its entirety for more detailed information concerning the transactions contemplated by the merger agreement, including the merger. In particular, Foundation stockholders are directed to the merger agreement, which is attached as Annex A to this joint proxy statement/prospectus.

The Foundation board of directors recommends that Foundation stockholders vote FOR the adoption of the merger agreement and your properly signed and dated proxy will be so voted unless you specify otherwise.

ITEM 2 —	APPROVE ADJOURNMENT OF THE SPECIAL MEETING, IF NECESSARY OR APPROPRIATE, TO PERMIT FURTHER SOLICITATION OF PROXIES IF THERE ARE NOT SUFFICIENT VOTES AT THE TIME OF THE FOUNDATION SPECIAL MEETING TO APPROVE THE PROPOSAL TO ADOPT THE MERGER AGREEMENT

Foundation stockholders may be asked to vote on a proposal to adjourn the Foundation special meeting if necessary or appropriate, to permit further solicitation of proxies if there are not sufficient votes at the time of the Foundation special meeting to approve the proposal to adopt the merger agreement.

The Foundation board of directors recommends that Foundation stockholders vote FOR the proposal to adjourn the Foundation special meeting under certain circumstances, and your properly signed and dated proxy will be so voted unless you specify otherwise.

Stock Ownership and Voting by Foundation’s Directors and Executive Officers

As of the record date for the Foundation special meeting, Foundation’s directors and executive officers had the right to vote approximately [    ●    ] shares of the then-outstanding Foundation voting stock at the Foundation special meeting. As of the record date of the Foundation special meeting, these shares represented approximately [    ●    ]% of the Foundation common stock outstanding and entitled to vote at the meeting. It is expected that Foundation’s directors and executive officers will vote their shares FOR the adoption of the merger agreement, although none of them has entered into any agreement requiring them to do so.

How to Vote

You may vote in person at the Foundation special meeting or by proxy. Foundation recommends that you submit your proxy even if you plan to attend the special meeting. If you submit your proxy, you may change your vote if you attend and vote at the special meeting.

If you own stock in your own name, you are an “owner of record.” This means that you may use the enclosed proxy card(s) to tell the persons named as proxies how to vote your shares. If you properly complete, sign and date your proxy card(s) or submit your voting instructions by telephone or over the Internet, your shares will be voted in accordance with your instructions. The named proxies will vote all shares at the meeting for which proxies have been properly submitted (whether by mail, telephone or over the Internet) and not revoked. If you sign and return your proxy card(s) but do not mark your card(s) to tell the proxies how to vote your shares on each proposal, your shares will be voted as recommended by the Foundation board of directors.

If you hold Foundation stock in a stock brokerage account or through a bank, broker or other nominee, or, in other words, in “street name,” please follow the voting instructions provided by that entity. With respect to the proposal relating to the adoption of the merger agreement, if you do not instruct your bank, broker or other nominee how to vote your shares, your bank, broker or other nominee will not be authorized to vote with respect to the proposal to adopt the merger agreement, and a broker non-vote will occur. This will have the same effect as the vote AGAINST the proposal to adopt the merger agreement. In addition, if you do not instruct your bank, broker or other nominee how to vote your shares with respect to the proposal to adjourn the meeting to solicit further proxies to approve the proposal to adopt the merger agreement, a broker non-vote will occur.

If you abstain from voting with respect to the proposal to adopt the merger agreement, your abstention will have the same effect as a vote AGAINST the proposal to adopt the merger agreement. With respect to the proposal to adjourn the Foundation special meeting to solicit further proxies to approve the proposal to adopt the merger agreement, your abstention will have the same effect as a vote AGAINST the proposal to adjourn the Foundation special meeting, whether the quorum is present or not.

If you are an “owner of record,” you have three voting options:

•	Internet: You can vote over the Internet at the Web address shown on your proxy card(s). You will be prompted to enter your Control Number from your proxy card. This number will identify you as a stockholder of record. Follow the simple instructions that will be given to you to record your vote. If you vote over the Internet, do not return your proxy card(s).

•	Telephone: You can vote by telephone by calling the toll-free number on your proxy card(s). You will be prompted to enter your Control Number from your proxy card. This number will identify you as a stockholder of record. Follow the simple instructions that will be given to you to record your vote. If you vote by telephone, do not return your proxy card(s).

•	Mail: You can vote by mail by simply signing, dating and mailing your proxy card(s) in the postage-paid envelope included with this joint proxy statement/prospectus.

A number of banks and brokerage firms participate in a program that also permits stockholders whose shares are held in “street name” to direct their vote by telephone or over the Internet. If your shares are held in an account at a bank or brokerage firm that participates in such a program, you may direct the vote of these shares by telephone or over the Internet by following the voting instructions enclosed with the proxy form from the bank or brokerage firm. The Internet and telephone proxy procedures are designed to authenticate stockholders’ identities, to allow stockholders to give their proxy voting instructions and to confirm that those instructions have been properly recorded. Votes directed by telephone or over the Internet through such a program must be received by 11:59 p.m., on [    ●    ], 2009. Directing the voting of your shares will not affect your right to vote in person if you decide to attend the Foundation special meeting; however, you must first obtain a signed and properly executed legal proxy from your bank, broker or other nominee to vote your shares held in “street name” at the Foundation special meeting. Requesting a legal proxy prior to the deadline described above will automatically cancel any voting directions you have previously given by telephone or over the Internet with respect to your shares.

Revoking Your Proxy

If you are the owner of record of your shares, you can revoke your proxy at any time before its exercise by:

•	sending a written notice to Foundation, at 999 Corporate Boulevard, Suite 300, Linthicum Heights, Maryland, 21090-2227, Attention: Secretary, bearing a date later than the date of the proxy that is received prior to the Foundation special meeting and states that you revoke your proxy;

•	submitting your voting instructions again by telephone or over the Internet;

•	signing another valid proxy card(s) bearing a later date and mailing it so that it is received prior to the special meeting; or

•	attending the special meeting and voting in person, although attendance at the special meeting will not, by itself, revoke a proxy.

If your shares are held in “street name” by your broker, you will need to follow the instructions you receive from your broker to revoke or change your proxy.

Other Voting Matters

Voting in Person

If you plan to attend the Foundation special meeting and wish to vote in person, Foundation will give you a ballot at the special meeting. However, if your shares are held in “street name,” you must first obtain a legal proxy from your broker, bank or other nominee authorizing you to vote the shares in person, which you must bring with you to the special meeting.

Electronic Access to Proxy Material

This joint proxy statement/prospectus is available on Foundation’s Internet site at http://www.foundationcoal.com.

People with Disabilities

Foundation can provide you with reasonable assistance to help you to participate in the special meeting if you tell Foundation about your disability and how you plan to attend. Please write to Foundation, at 999 Corporate Boulevard, Suite 300, Linthicum Heights, Maryland, 21090-2227, Attention: Secretary, or call at (410) 689-7600, at least two weeks before the special meeting.

Proxy Solicitations

Foundation is soliciting proxies for the Foundation special meeting from Foundation stockholders. Foundation will bear the entire cost of soliciting proxies from Foundation stockholders. In addition to this mailing, Foundation’s directors, officers and employees (who will not receive any additional compensation for their services) may solicit proxies personally, electronically or by telephone. Foundation has also engaged Innisfree M&A Incorporated to assist in the solicitation of proxies for a fee not to exceed $15,000 plus reimbursement of expenses, including phone calls. Foundation and its proxy solicitors will also request that banks, brokerage houses and other custodians, nominees and fiduciaries send proxy materials to the beneficial owners of Foundation common stock and will, if requested, reimburse them for their reasonable out-of-pocket expenses in doing so.

Stockholders should not submit any stock certificates with their proxy cards. A transmittal form with instructions for the surrender of certificates representing shares of common stock or book-entry shares of common stock, as applicable, will be mailed to stockholders if the merger is completed.

Other Business

Foundation is not aware of any other business to be acted upon at the Foundation special meeting. If, however, other matters are properly brought before the special meeting, your proxies will have discretion to vote or act on those matters according to their best judgment and they intend to vote the shares as the Foundation board of directors may recommend.

Assistance

If you need assistance in completing your proxy card or have questions regarding Foundation’s special meeting, please contact Innisfree M&A Incorporated, stockholders may call toll-free: (888) 750-5834, banks and brokers call collect: (212) 750-5833.

THE MERGER

Overview

The Alpha board of directors and the Foundation board of directors have each approved the merger agreement. Pursuant to the merger agreement, Alpha will merge with and into Foundation, with Foundation continuing as the surviving corporation. As a result of the merger, Foundation will be renamed Alpha Natural Resources, Inc. We refer to the surviving corporation resulting from the merger as “New Alpha” whenever we make reference to it as of the effective date of the merger or thereafter.

Each share of Foundation common stock issued and outstanding before the merger, other than any shares owned by Alpha, will be converted into the right to receive 1.0840 shares of New Alpha common stock. No fractional shares will be issued, and in lieu of any such fractional shares cash will be paid instead. The Foundation exchange ratio is fixed and will not be adjusted to reflect stock price changes prior to the effective date of the merger. Shares of Foundation common stock issued and outstanding before the merger will be cancelled upon completion of the merger.

Each share of Alpha common stock issued and outstanding before the merger, other than any shares owned by Foundation, will automatically be converted into one share of New Alpha common stock outstanding, and existing stock certificates of Alpha will represent the same number of shares of New Alpha common stock after the merger.

The headquarters of New Alpha and the operations center for New Alpha will be in Abingdon, Virginia and New Alpha will maintain the current offices of Foundation in Linthicum Heights, Maryland for at least 18 months after the merger. The New Alpha board of directors will consist of six designees from the Alpha board of directors and four designees from the Foundation board of directors.

Background of the Merger

As part of the continuous evaluation of its business, the Alpha board of directors and management regularly evaluate Alpha’s business strategy and prospects for growth and consider opportunities to improve Alpha’s operations and financial performance in order to create value for Alpha’s stockholders. As part of this process, the Alpha board of directors, in consultation with Alpha’s management and outside legal and financial advisors, has evaluated and pursued, and continues on an ongoing basis to evaluate and pursue, a number of opportunities to expand and diversify Alpha’s business through business combinations with and acquisitions of other companies active in the coal mining sector.

Foundation’s board of directors has from time to time in recent years engaged with senior management in strategic reviews and considered ways to enhance Foundation’s performance and prospects in light of the business and economic environment. These reviews have included consideration of potential transactions with third parties that would further its strategic objectives, as well as the potential benefits and risks of those transactions as compared with the company’s stand-alone plan.

Since Foundation’s initial public offering in August 2004, these strategic reviews have on several occasions resulted in preliminary or exploratory confidential discussions regarding potential strategic transactions, including possible business combinations, with other companies in the U.S. energy industry. With the support of Foundation’s board of directors, Foundation’s senior management engaged in preliminary negotiations and exchanges of information with these companies. However, in each case, no commitment to a transaction resulted following the initial states of negotiation and due diligence, due to various factors such as the value of the proposed transaction, the timing of regulatory approvals associated with the proposed transaction and the impact such timing could have on operating in the interim, certainty of closing, and disagreements relating to the application or amount of termination fees that would be payable to Foundation if a closing did not occur.

Both before and subsequent to Foundation’s initial public offering in 2004, the Foundation board of directors has been receptive to considering all opportunities to explore potential business combinations and has maintained that Foundation’s organizational documents should reflect this position, as demonstrated by the company’s decision to opt out of Section 203 of the DGCL, not have a classified board and not adopt a shareholder rights plan.

Beginning prior to the time Foundation and Alpha executed their initial public offerings, and continuing after Foundation and Alpha became public companies, representatives of senior management of Foundation and Alpha occasionally discussed in general terms their respective companies, the complementary aspects of their businesses and the potential benefits that a strategic business combination of Alpha and Foundation could provide, including cost and revenue related synergies, larger geographic footprint, increased product offerings, better ability to finance development of major new mines, and the related potential benefits to stockholders, employees and other important constituents of both companies. However, these discussions remained preliminary and were not pursued at the time.

In 2007, Foundation, in consultation with Skadden, and a financial advisor, and Alpha, in consultation with Cleary Gottlieb and a financial advisor, considered and engaged in exploratory discussions and due diligence regarding a possible acquisition of Alpha by Foundation for all-stock consideration. These discussions terminated in the summer of 2007, when Foundation determined that it would not be in the best interests of Foundation and its stockholders to proceed with the potential transaction because, in view of the trading prices of the stock of the respective companies, the transaction would be economically dilutive to Foundation.

During May 2008, exploratory discussions between Alpha and Foundation regarding a potential transaction resumed. These discussions focused on a possible acquisition of Foundation by Alpha for all-stock consideration.

On May 14, 2008, the Alpha board of directors held a regularly scheduled meeting, in which members of Alpha’s senior management also participated. During the meeting, the Alpha board reviewed the recent discussions with Foundation. The Alpha board of directors engaged in a discussion regarding the benefits and risks of a potential transaction involving Foundation and, thereafter, instructed Alpha’s management to continue discussions with Foundation.

On May 30, 2008, after consulting with members of the Alpha board of directors, Michael J. Quillen, Chairman and Chief Executive Officer of Alpha, sent to James F. Roberts, Chairman and Chief Executive Officer of Foundation, a preliminary, non-binding proposal letter outlining the main terms of a possible acquisition of Foundation by Alpha for all-stock consideration representing a 25% premium over Foundation’s trading price on a date to be agreed. On June 3, 2008, Foundation and Alpha entered into a confidentiality agreement that contained reciprocal standstill obligations of the parties. Also on June 3, 2008, members of Alpha’s management, together with representatives of Alpha’s legal counsel and financial advisor, Citigroup Global Markets Inc., or Citi, met with Foundation and its legal and financial advisors for a preliminary discussion on the main terms of the proposed transaction. Following this meeting, the parties, together with their respective management and legal and financial advisors, began negotiations regarding the terms of a potential transaction, including the terms of a merger agreement.

On June 9, 2008, and again on June 11, June 19 and June 30, 2008, Alpha held a special meeting of its board of directors to review and consider the recent discussions with Foundation, developments regarding other strategic alternatives available to Alpha (including expressions of interest conveyed by executive officers of Cleveland-Cliffs Inc, or Cliffs, to executive officers of Alpha, involving a possible transaction between Cliffs and Alpha) and Alpha’s stand-alone plan. During the meeting on June 19, 2008, representatives from Citi reviewed with the board certain financial matters and information relating to Alpha on a stand-alone basis and various strategic alternatives under consideration by Alpha, and representatives from Cleary Gottlieb discussed with the board the legal standards applicable to its decisions and actions with respect to the various potential transactions. At the conclusion of each meeting, after a discussion regarding the risks and benefits of the potential transactions under consideration, the Alpha board of directors instructed management to continue to pursue its discussions with Foundation and other potential strategic counterparties.

From June 20 through July 8, 2008, Foundation’s and Alpha’s respective senior management and legal and financial advisors continued to engage in negotiations regarding the terms of the proposed merger transaction, including exchanging several drafts of a merger agreement. In the course of these negotiations, Alpha proposed to increase the premium payable to Foundation stockholders from 25% to 27% based on a trading price to be agreed before signing definitive documentation. By July 8, 2008, the primary open issue in the negotiations was how to allocate the risk that the financing needed for the proposed transaction would not be obtained. Although the proposed transaction with Foundation called for all-stock consideration, the business combination, if accomplished using a reverse subsidiary merger structure, could have triggered acceleration of debt that would have had to be refinanced. Following discussion by the Foundation board of directors, in consultation with management and Foundation’s legal and financial advisors, regarding the financing needed for the proposed transaction, Alpha’s position that the merger agreement contain a financing condition to closing and possibly a reverse termination fee that would serve as Foundation’s exclusive remedy in the event the closing failed to occur due to the failure of the financing, and the fact that Alpha had not yet obtained a commitment letter from banks to finance the transaction, it was the view of the board that the transaction as contemplated did not provide sufficient certainty of closing and presented a risk of delay in consummating the transaction which was not in the best interests of Foundation and its stockholders. Accordingly, Mr. Roberts communicated to Alpha that Foundation would not be willing to continue negotiating the contemplated transaction unless Alpha agreed that the merger agreement not contain any financing condition or any reverse termination fee in the event the closing failed to occur due to the failure of the financing. Alpha and Foundation and their advisors ceased work on the draft merger agreement shortly thereafter. However, Alpha continued discussions with its debt financing sources regarding the terms of the financing for the proposed transaction and continued to update Foundation regarding these discussions.

On July 9, 2008, Alpha held a special meeting of its board of directors. Alpha’s management, Cleary Gottlieb and Citi participated in this meeting. The Alpha board of directors discussed the proposed terms of the transaction between Alpha and Foundation and other strategic alternatives available to Alpha (including a proposal letter received from Cliffs on July 8, 2008) with Alpha’s management, Cleary Gottlieb and Citi. Following these discussions, the Alpha board of directors determined that Foundation’s requirement that the Foundation merger agreement not contain any financing condition or any reverse termination fee in the event the closing failed to occur due to the failure of the financing would not be in the best interests of Alpha stockholders and instructed Alpha’s management and legal and financial advisors to continue working on the terms of the proposed merger transaction with Cliffs and on the terms of the financing for the possible transaction with Foundation.

Also on July 9, 2008, Mr. Quillen indicated to Mr. Roberts that Alpha was in serious discussions with another party for a strategic transaction and that he anticipated that the value represented by this other transaction would be of interest to the Alpha board of directors. Mr. Quillen advised Mr. Roberts that Alpha was proceeding with negotiations with its banks on financing of the transaction with Foundation and would continue that work and that Alpha hoped to report back on July 14, 2008 based on feedback from the banks.

On July 13, 2008, Alpha held a special meeting of its board of directors at which the directors discussed the proposed all-stock acquisition of Foundation in comparison with other strategic alternatives, including Alpha’s stand-alone plan and the relative impact of these different alternatives on Alpha stockholders. Alpha’s management, Cleary Gottlieb and Citi participated in this meeting. Citi discussed with the Alpha board a preliminary comparison of the alternatives under consideration by the Alpha board and reviewed commodity prices and financial matters pertaining to Alpha on a stand-alone basis and the proposed transaction with Foundation. The Alpha board of directors discussed with management and Alpha’s legal and financial advisors the potential advantages and disadvantages of such strategic alternatives, including the legal, financial and regulatory aspects of each alternative, the relative valuation of each proposal and the relative strengths and weaknesses of the potential counterparties. Management informed the board of directors that negotiations with Foundation remained stalled due to Foundation’s position that the merger agreement not contain any financing condition or any reverse termination fee relating to the financing of the transaction, in light of, among other things, the fact that Alpha was still awaiting the commitment letter from the banks as to financing the Foundation acquisition. Representatives of Cleary Gottlieb reviewed for the board the terms of the draft merger agreement with Cliffs, including the remaining open issues and the timing and process of the proposed merger with Cliffs. The board of directors then instructed management to continue negotiations with Cliffs in order to resolve the remaining legal issues on the merger agreement, to see if the consideration offered by Cliffs could be enhanced, and to require Cliffs to consult with Harbinger Capital Partners (Cliffs’ largest stockholder) to determine whether Harbinger Capital Partners would oppose the Cliffs transaction, especially in light of the 66 2/3% threshold for approval by Cliffs stockholders of the Cliffs merger agreement under Ohio law which would permit Harbinger Capital Partners to exert considerable influence over the outcome of the Cliffs’ stockholder vote. The Alpha board of directors also instructed Mr. Quillen to advise Foundation that Alpha intended to continue pursuing alternative opportunities in the coming days that would likely preclude a transaction with Foundation, particularly if there was no resolution of the outstanding issues in the draft merger agreement with Foundation.

On July 15, 2008, Mr. Quillen contacted Mr. Roberts to advise him that it appeared likely that Alpha would pursue an alternative deal. In addition, Mr. Quillen briefed Mr. Roberts that the banks had proposed financing terms for the combination of Alpha and Foundation that were unattractive in several respects, including an interest rate that was substantially above Alpha’s current interest rate. Mr. Roberts said that he would consult with Foundation’s management and advisors and then would inform Mr. Quillen if there were any terms of Foundation’s proposed combination with Alpha that Foundation wished to revise. Following such consultation, Foundation delivered a letter to Alpha indicating that Foundation would be prepared to proceed with the proposed all-stock transaction between Foundation and Alpha with a structure where Alpha would pay a reverse termination fee in the event the closing failed to occur due to the failure of the financing. Foundation expected the terms of the proposed transaction, including the economics, to otherwise remain unchanged from the previous discussions.

On the evening of July 15, 2008, Alpha held a special meeting of its board of directors at which the directors approved the Cliffs merger. Following the meeting of the board of directors, Mr. Quillen communicated to Foundation that Alpha intended to terminate its negotiations with Foundation and would enter into a transaction with another party.

On July 15, 2008, Cliffs and Alpha entered into and announced the Cliffs merger agreement. On November 17, 2008, following extensive opposition to the Cliffs merger by Harbinger Capital Partners, including a proxy solicitation to approve a control share acquisition of Cliffs by Harbinger Capital Partners and litigation between Alpha and Cliffs, Alpha and Cliffs terminated the Cliffs merger agreement without consummating the Cliffs merger and settled their pending litigation, and Cliffs made a $70 million cash payment to Alpha.

In September 2008, Barclays Capital Inc., or Barclays Capital, began to assist Foundation in evaluating strategic alternatives.

In early January 2009, Mr. Roberts and Mr. Quillen had a brief telephone conversation regarding general business matters. During the conversation, Mr. Quillen commented that Alpha was undertaking a financial and strategic review under the then prevailing coal industry and credit market conditions.

On February 11, 2009, the Alpha board of directors met to discuss possible strategic alternatives available to Alpha, including the possibility of renewing merger discussions with Foundation. Subsequent to this meeting and through March 6, 2009, Alpha’s management worked with Alpha’s legal and financial advisors to draft an outline of the main terms of an acquisition to be proposed to Foundation.

On February 25, 2009, Mr. Quillen contacted Mr. Roberts and asked whether Mr. Roberts was available to call him. Mr. Roberts called Mr. Quillen that evening. During the conversation, Mr. Quillen indicated that Alpha was interested in making an offer to acquire Foundation and asked whether Foundation would be interested in a transaction at that time. Mr. Roberts responded that the Foundation board of directors would likely not be willing to restart negotiations with Alpha at that time, including because Foundation was focused on its stand-alone plan. Mr. Roberts added, however, that he and other members of Foundation’s senior management would review an indication of interest if Alpha was strongly inclined to make a proposal. At the conclusion of the call, Mr. Quillen indicated that Alpha was becoming more comfortable with available financing alternatives and intended to send a proposal for consideration.

At a regularly scheduled meeting of the Foundation board of directors on February 26, 2009, during a discussion regarding various ongoing merger and acquisition activities, associated financing issues and potential strategic opportunities available to Foundation, Mr. Roberts updated the Foundation directors on the recent communications from Alpha.

On March 4 and 5, 2009, Mr. Roberts and Mr. Quillen had intermittent conversations when they saw each other at an industry meeting and during that time briefly touched upon the potential benefits of a strategic business combination of Alpha and Foundation. Mr. Quillen stated that Alpha still intended to send Foundation a proposal for consideration, and Mr. Roberts replied that if Alpha wanted to pursue a transaction with Foundation, it should send an outline of potential terms.

On March 6, 2009, Alpha delivered to Foundation a preliminary, non-binding proposal letter with an outline of the principal terms of a possible acquisition of Foundation by Alpha for all-stock consideration representing a 27% premium payable to Foundation stockholders based on current stock prices. The outline of terms contained a proposal that consummation of the merger would be conditioned upon completing a consent solicitation with respect to Foundation’s 7.25% Senior Notes and syndicating a new revolving credit facility for the combined company, but it did not propose that a reverse termination fee would serve as Foundation’s exclusive remedy in the event the closing failed to occur due to the failure of the financing. Alpha also proposed that the board of directors of the combined company would consist of six members designated by Alpha and four members designated by Foundation, and that Kevin S. Crutchfield, Alpha’s president, would serve as chief executive officer of the combined company. Mr. Roberts responded by email to Mr. Quillen, indicating that he would review the proposal and respond within a few days.

On March 9, 2009, Mr. Roberts sent an email to Mr. Quillen stating that Alpha’s March 6 proposal, including the 27% premium, was inadequate and likely would not be met with approval from the Foundation board of directors. He proposed revised terms consisting of a fixed exchange ratio representing a 40% premium and a board of directors for the combined company consisting of five members designated by Alpha and five members designated by Foundation. He also indicated that other issues would need to be discussed after progress was made on these threshold terms.

On March 12, 2009, Mr. Quillen responded to Mr. Roberts’ email to reiterate Alpha’s March 6 proposal and suggested that the parties exchange information to substantiate the value assumptions reflected therein. Mr. Roberts declined this suggestion but said that Foundation would deliver to Alpha a revised version of Alpha’s March 6 outline of terms for Alpha’s consideration. On March 14 and March 16, 2009, Mr. Quillen and Mr. Roberts exchanged further emails and telephone calls reiterating their support for their respective positions expressed in Alpha’s March 6 proposal and Foundation’s response.

On March 17, 2009, Foundation delivered a revised outline of terms to Alpha reflecting Mr. Roberts’ review and consultation with other members of senior management. The revised outline of terms proposed a fixed exchange ratio representing a 40% premium and deleted the condition relating to a consent solicitation with respect to Foundation’s 7.25% Senior Notes (but retained the proposal that syndicating a new revolving credit facility for the combined company would be a condition to closing). The revised outline of terms also proposed that the board of directors for the combined company would consist of five members designated by Alpha and five members designated by Foundation and that Kurt D. Kost, Foundation’s president and chief operating officer, would serve as president and chief operating officer of the combined company. Mr. Quillen subsequently called Mr. Roberts and indicated that he would review the proposal with Alpha’s advisors.

On March 18, 2009, Alpha delivered a further revised outline of terms to Foundation, proposing a fixed exchange ratio representing a 35% premium based upon the trailing five-day average trading prices for both companies prior to signing a definitive merger agreement. The revised outline also restored the proposals that syndicating a new revolving credit facility for the combined company would be a condition to closing and that the board of directors of the combined company would consist of six members designated by Alpha and four members designated by Foundation.

On March 19, 2009, Mr. Roberts sent an email to Mr. Quillen indicating that he would convey Alpha’s March 18 proposal to the Foundation board of directors but that he was not optimistic that the board would find the proposal attractive. Mr. Quillen and Mr. Roberts subsequently had a telephone conversation during which Mr. Quillen reiterated Alpha’s interest in reaching an agreement and consummating a transaction with Foundation.

Between March 18 and March 30, 2009, Foundation senior management, in consultation with Barclays Capital and Skadden, evaluated the feasibility and advisability of a business combination between Alpha and Foundation on the terms being discussed between the parties.

On March 20, 2009, Alpha held a regularly scheduled meeting of its board of directors, in which members of Alpha senior management also participated. During the meeting, the board reviewed the recent discussions with Foundation, as well as other potential strategic alternatives available to Alpha. The Alpha board of directors engaged in a discussion regarding the potential benefits and risks of potential transactions involving Foundation and other strategic alternatives available to Alpha and, thereafter, instructed Alpha management to continue discussions with respect to these potential transactions, including the Foundation merger.

At a specially called meeting of the Foundation board of directors on March 25, 2009, Mr. Roberts updated the Foundation directors on the communications that had taken place between Foundation and Alpha since the last board meeting. The Foundation board of directors reviewed and discussed the outline of terms received from Alpha on March 18, 2009, and Mr. Roberts reviewed with the directors various calculations of exchange ratios and premiums to Foundation’s stock price under different scenarios. Following a discussion of, among other things, the current state of the thermal and metallurgical coal markets domestically and internationally, the strategic rationale for a proposed business combination, a comparison of the terms most recently proposed by Alpha against those negotiated in the summer of 2008, the level of the proposed premium relative to comparable transactions, financial considerations relating to the combined company, the likelihood of financing the transaction and the time required for completion, the Foundation board of directors instructed Foundation’s management to retain financial advisors and continue the discussions with Alpha. The Foundation board of directors expressed a desire for a transaction with minimal conditions to closing and certainty of closing with low likelihood of delay.

On March 30, 2009, Foundation delivered to Alpha a further revised outline of terms responding to Alpha’s March 18 proposal. The outline of terms proposed a fixed exchange ratio representing a 40% premium based upon a trailing five-day average prior to signing a definitive merger agreement, subject to the expectation that if relative trading price movements resulted in expected Foundation pro forma ownership of the combined company falling below 40%, the parties would revisit the exchange ratio before signing. The revised outline also deleted the condition relating to a consent solicitation with respect to Foundation’s 7.25% Senior Notes (but retained the proposal that syndicating a new revolving credit facility for the combined company would be a condition to closing), accepted Alpha’s proposal that the board of directors of the combined company would consist of six members designated by Alpha and four members designated by Foundation, and proposed that Mr. Kost serve as president and chief operating officer of the combined company.

On March 31, 2009, Mr. Roberts and Mr. Quillen had a telephone conversation about the key terms of the proposed merger, including the proposed exchange ratio and the amount of the premium that holders of Foundation common stock would receive, the structure of the transaction, the impact of the proposed transaction on Foundation’s and Alpha’s outstanding indebtedness and the post-transaction governance arrangements. During this conversation, Mr. Quillen confirmed Alpha’s agreement that Mr. Kost would serve as president of the combined company and that all operations would report to the president. Later that day, Mr. Roberts sent Mr. Quillen due diligence information about Foundation. From March through early May 2009, Alpha and Foundation conducted reciprocal due diligence investigations and engaged in further discussions regarding the terms of a potential all-stock transaction.

From March 30, 2009 through April 7, 2009, the parties and their respective management and legal and financial advisors continued discussions on the terms of the proposed acquisition of Foundation by Alpha.

On April 6 and 7, 2009, Alpha’s management worked with Alpha’s legal and financial advisors to draft a further revised outline of terms in response to the position, conveyed by Mr. Roberts to Mr. Quillen, that the premiums and exchange ratios proposed by Alpha to date were inadequate. The revised outline of terms stated that the exchange ratio would represent a minimum of 40% ownership in the combined company by the Foundation stockholders and an implied premium of no less than 37% based upon the trailing five-day average before signing for both companies. The outline further specified that the board of directors of the combined company would be composed of six designees from Alpha’s board of directors and four designees from Foundation’s board of directors, Mr. Quillen would serve as chairman of the board of directors of the combined company, Mr. Crutchfield would serve as chief executive officer of the combined company and Mr. Kost would serve as president of the combined company.

On April 7, 2009, Alpha’s board of directors convened a special meeting. Alpha’s management and Cleary Gottlieb participated in the meeting. At this meeting, Alpha’s senior management gave a presentation to update the board of directors on the negotiations of the proposed acquisition of Foundation, as well as other strategic alternatives that might be available to Alpha. The board of directors directed management to proceed with further discussions with Foundation.

On April 8, 2009, after having sent the further revised outline of terms to Mr. Roberts on April 7, 2009, Mr. Quillen contacted Mr. Roberts to discuss the status, timing and process for continuing to pursue the proposed transaction.

On April 13, 2009, the parties and their respective management and legal and financial advisors participated in an organizational conference call to discuss the proposed timing and process for negotiating and signing a merger agreement, including completion of the ongoing due diligence review by both parties.

On April 15, 2009, the parties and their respective management and legal and financial advisors participated in a conference call to discuss structuring alternatives to a reverse subsidiary merger in order to address the financing-related issues in the proposed transaction. This was followed by an in-person meeting of the parties and their advisors on April 16, 2009. At the meeting, Mr. Roberts emphasized the importance that the Foundation board of directors was placing on delivering value to Foundation stockholders and certainty of closing with minimal delays, and that Foundation would only pursue a transaction that accomplished both of these objectives. During this meeting, the parties discussed potential financing structures, including obtaining a new revolving credit facility for the combined company, structuring a transaction in a manner to permit Foundation’s 7.25% Senior Notes and the Foundation loan agreement to remain in place, and the combined company’s ability to operate subject to the limitations included in Alpha’s and Foundation’s existing indebtedness. In particular, the parties discussed the possibility of pursuing a merger of the Alpha and Foundation top-level holding companies, with Foundation surviving the merger, which would permit Foundation’s 7.25% Senior Notes and the Foundation loan agreement to remain outstanding, and amendments to the terms of Foundation’s existing indebtedness that the parties should seek in connection with such a structure to maximize the operating flexibility of the combined company. The conversation then focused on whether any amendments to Foundation’s existing indebtedness should be a condition to the closing of the merger. At the conclusion of the meeting, Foundation and Alpha agreed to have discussions with certain lenders party to the Foundation loan agreement for the purpose of ascertaining whether they would be in favor of an amendment to the credit agreement as of the effective time of the merger to provide more advantageous terms for the combined company. Over the next few days, each bank contacted by the parties expressed support for the amendment and the merger between Alpha and Foundation.

Between April 16 and April 26, 2009, the parties and their respective management and legal and financial advisors continued to discuss the optimal structure for the proposed merger transaction and the treatment of financing matters under the merger agreement. On April 26, 2009, Cleary Gottlieb delivered to Skadden a draft of the merger agreement that reflected the outcome of these discussions, including provisions for a direct merger of the Alpha and Foundation top-level holding companies, with Foundation surviving the merger with the name Alpha Natural Resources, Inc. The draft did not contain a closing condition relating to any amendments to Foundation’s existing indebtedness or any other financing condition.

On April 25, 2009, Mr. Roberts delivered to the Foundation board of directors an update on the status of negotiations with Alpha, including the focus of Foundation’s management and Foundation’s advisors on achieving the maximum certainty of closing and lowest probability of delay possible under the circumstances, the initial feedback from lenders regarding the proposed amendment to the Foundation loan agreement, the continuing exchange of information by the parties in the course of their due diligence investigations and the proposed timing and process for execution of a definitive merger agreement.

From April 26 through May 11, 2009, Alpha’s senior management and legal and financial advisors continued to engage in negotiations with Foundation and its legal and financial advisors regarding the terms of the proposed merger transaction, including exchanging several drafts of the merger agreement. During this period, Alpha and Foundation cooperated with diligence requests between their respective organizations, and due diligence requests from the lenders in connection with their evaluation of the proposed amendment to the Foundation loan agreement.

On April 29, 2009, Alpha held a special meeting of its board of directors at which the directors reviewed in detail Alpha’s proposed acquisition of Foundation. Alpha’s management, Cleary Gottlieb and Citi participated in the meeting. Alpha’s management updated Alpha’s directors on the latest developments regarding potential strategic alternatives under consideration by Alpha, including the status of discussions with Foundation. Representatives of Cleary Gottlieb reviewed for the board the terms of the draft merger agreement with Foundation, including the remaining open issues, and the timing and process of the proposed merger. Citi reviewed with the Alpha board preliminary financial matters pertaining to the proposed transaction with Foundation. The Alpha board of directors instructed management to continue to pursue discussions with Foundation and exploration of other strategic alternatives under consideration.

On April 30, 2009 and May 1, 2009, representatives of Alpha and Foundation held various meetings to discuss additional financial, operational and legal due diligence matters.

On May 3, 2009, Foundation held a special meeting of its board of directors at which the directors, in consultation with management, Barclays Capital and Skadden, discussed the strategic rationale for the proposed merger, the ongoing negotiations of the merger agreement and the associated financing considerations. Skadden reviewed with the directors a summary of the proposed terms of the merger agreement, including the merger structure, the parties’ expectation of pre-signing commitments from certain lenders to amend the Foundation loan agreement, the treatment of outstanding equity awards, and governance arrangements for the combined company. Skadden also reviewed the fiduciary duties of the Foundation board applicable to a transaction of this kind and noted the ability of Foundation to terminate the merger agreement in the event a superior proposal were received. Barclays Capital reviewed with the directors, among other things, the strategic rationale for the proposed merger and associated financing considerations. Representatives of senior management reviewed with directors the results of the parties’ due diligence investigations up to that point. Following discussion, the Foundation board of directors instructed Foundation’s management and advisors to continue negotiations with Alpha on the terms of the proposed transaction as set forth in the draft merger agreement and to present an update when one was available.

On May 7, 2009, Mr. Roberts delivered to the Foundation board of directors an update on the status of negotiations with Alpha and the pre-signing commitments from lenders and the proposed timing and process for execution of a definitive merger agreement.

On May 8, 2009, Mr. Quillen and Mr. Roberts determined, after taking into account the recent trading prices of both companies and the pro forma impact on each company’s stockholders, that 1.0840 would be the appropriate exchange ratio to discuss with their respective boards. The exchange ratio represented a 37% premium over the five-day average closing price of Foundation shares ending on May 8, 2009 and would result in Alpha’s stockholders owning approximately 59% of the combined company’s common stock and Foundation’s stockholders owning approximately 41% of the combined company’s common stock.

On May 9, 2009, Alpha held a special meeting of its board of directors at which the directors discussed the proposed transaction with Foundation and considered the other alternatives potentially available to Alpha and the relative impact to stockholders of these different alternatives. Alpha’s management, Cleary Gottlieb and Citi participated in the meeting. The Alpha board of directors, in consultation with management, reviewed the benefits that Mr. Quillen would receive as a result of his ceasing to be chief executive officer of Alpha as a result of the merger, the provisions for Mr. Crutchfield to become the chief executive officer of the combined company and Mr. Quillen to become chairman of the combined company’s board of directors, and the internal historical and forward-looking financial data for Alpha, Foundation and the combined company that had been provided to the lenders to Foundation and that had been provided to Alpha’s financial advisor. Management explained the assumptions underlying the different sets of forward-looking data and compared and contrasted them with data prepared by analysts. Citi presented illustrative financial analyses and discussed the potential financial impact of the proposed merger with Foundation and related financing matters. Representatives of Cleary Gottlieb and Citi reviewed, for the Alpha board, the terms of the draft merger agreement, the potential amendments to Foundation’s existing credit arrangements, potential execution risks and issues relating to the consideration of different strategic alternatives. In addition, representatives of Alpha’s senior management reviewed the results of Alpha’s financial and legal due diligence investigation of Foundation and their perspectives on the proposed merger and other strategic alternatives, including management’s recommendation that the board support the merger with Foundation on the terms as negotiated. Representatives of Cleary Gottlieb reviewed with the board the legal standards applicable to the board’s decision-making process and the nature of its fiduciary duties. The board then met in executive session, in the absence of Alpha management, to discuss the merger and other strategic alternatives. The Alpha board of directors instructed management to continue its negotiations with Foundation.

From May 9 through May 11, 2009, the parties and their respective management and legal and financial advisors continued to finalize due diligence and the merger agreement.

During the afternoon and evening of May 11, 2009, Foundation held a special meeting of its board of directors at which, in consultation with management and representatives of Barclays Capital and Skadden, they reviewed and discussed the final terms and conditions of the merger agreement, which had been provided to the directors prior to the meeting, and reviewed the other alternatives potentially available to Foundation. Skadden reviewed with the directors a summary of the final merger agreement, which had been provided to the directors prior to the meeting, and discussed the status of the negotiations with Alpha and the pre-signing commitments being obtained from certain lenders to amend the Foundation loan agreement. Skadden also reviewed with the directors their fiduciary duties in the context of the proposed transaction. Barclays Capital then presented a financial analysis of the proposed transaction, including the exchange ratio provided for in the merger agreement, and delivered its oral opinion to the Foundation board of directors, which was confirmed by delivery of a written opinion dated May 11, 2009, to the effect that, as of such date and based upon and subject to the matters set forth therein, the exchange ratio to be received by Foundation stockholders was fair, from a financial point of view, to such holders. Members of senior management reviewed the results of their due diligence work and economic modeling. The board then met in executive session, in the absence of Foundation management, to discuss the merger and other strategic alternatives. Following further review and discussion among the members of the Foundation board of directors, including consideration of the factors described under “— Foundation’s Reasons for the Merger and Recommendation of Foundation’s Board of Directors” beginning on page 59, the Foundation board of directors determined that the merger, the merger agreement and the transactions contemplated by the merger agreement were advisable and fair to and in the best interests of Foundation and its stockholders, and all of the directors voted unanimously to approve the merger, the merger agreement and the transactions contemplated by the merger agreement.

In the evening of May 11, 2009, Alpha held a special meeting of its board of directors at which the directors reviewed and discussed the proposed merger with Foundation. Alpha’s management, Cleary Gottlieb and Citi participated in the meeting. The Alpha board of directors discussed with management, Cleary Gottlieb and Citi the final terms of the merger agreement, which had been provided to the directors prior to the meeting, the terms of the amendment to the Foundation loan agreement to be sought in connection with the merger, the percentage of the outstanding commitments represented by those lenders that had already agreed to the amendment to the Foundation loan agreement and management’s plan for obtaining the consent of the remaining lenders under the Foundation loan agreement in order to make the amendment effective. Also at this meeting, Citi reviewed with the Alpha board of directors its financial analysis of the Foundation exchange ratio provided for in the merger agreement and rendered to the Alpha board of directors an oral opinion, which was confirmed by delivery of a written opinion dated May 11, 2009, to the effect that, as of that date and based on and subject to the matters described in its opinion, the Foundation exchange ratio was fair, from a financial point of view, to Alpha. Following these discussions, and review and discussion among the members of the Alpha board of directors, including consideration of the factors described under “— Alpha’s Reasons for the Merger and Recommendation of Alpha’s Board of Directors” beginning on page 56, the Alpha board of directors determined that the merger, the merger agreement and the transactions contemplated by the merger agreement were advisable and fair to and in the best interests of Alpha and its stockholders, and all of the directors present at the meeting (with E. Linn Draper being absent due to personal reasons, but having previously and subsequently expressed his support for the merger) voted unanimously to approve the merger, the merger agreement and the transactions contemplated by the merger agreement.

The merger agreement was executed by Alpha and Foundation on May 11, 2009. On May 12, 2009, prior to the commencement of trading on the NYSE, Alpha and Foundation issued a joint press release announcing the signing of the merger agreement. On May 22, 2009, the requisite lenders agreed to amend the Foundation loan agreement, as further described under “— Financing Relating to the Merger” beginning on page 86.

Alpha’s Reasons for the Merger and Recommendation of Alpha’s Board of Directors

At the meeting of the Alpha board of directors on May 11, 2009, after careful consideration, including detailed discussions with Alpha’s management and its legal and financial advisors, all of the directors present at the meeting (with E. Linn Draper being absent due to personal reasons, but having previously and subsequently expressed his support for the merger) unanimously determined that the merger is advisable and fair to and in the best interests of Alpha and its stockholders, approved the merger agreement and recommended that the Alpha stockholders vote FOR the adoption of the merger agreement.

In evaluating the merger, the Alpha board of directors consulted with Alpha’s management, as well as Alpha’s legal and financial advisors and, in reaching a conclusion to approve the merger and related transactions and to recommend that Alpha stockholders adopt the merger agreement in connection with the merger, the Alpha board of directors reviewed a significant amount of information and considered a number of factors including:

•	its knowledge of Alpha’s business, operations, financial condition, earnings and prospects and of Foundation’s business, operations, financial condition, earnings and prospects, taking into account the results of Alpha’s due diligence of Foundation;

•	its knowledge of the current environment in the mining industry, including economic conditions, the potential for continued consolidation, current financial market conditions and the likely effects of these factors on Alpha’s, Foundation’s and New Alpha’s potential growth, development, productivity and strategic options;

•	Alpha’s management’s expectation of synergies that are anticipated to result in approximately $45 million in annual revenue and cost savings through administrative, sales and operating synergies beginning in 2010;

•	the strategic nature of the acquisition, which would create a combined company:

•	well-equipped to respond to economic, regulatory, legislative and other industry developments and that has a strong platform for continued strategic investments in the global mining industry with a strong balance sheet and substantial liquidity;

•	with increased geographic diversity by virtue of the operations, permitted reserves and available reserve positions in four major coal regions: Central Appalachia, Northern Appalachia, the Powder River Basin and the Illinois Basin;

•	with increased product diversity, with 86% of its pro forma coal sales expected to consist of thermal coal and 14% of its pro forma coal sales expected to consist of metallurgical coal, which will enhance Alpha’s existing steam coal production;

•	with diverse, extensive and high quality reserves of 2.3 billion tons on a pro forma basis, which will enhance Alpha’s existing coal blending capabilities and reserve position and, together with increased liquidity, will better enable organic growth through acquisitions; and

•	with the prospects for an expanded customer base and product offering to allow for new business relationships and transactions not available to either company on a stand-alone basis;

•	Alpha’s management’s view, based on due diligence and discussions with Foundation’s management, that Alpha and Foundation share complementary core values with respect to integrity, safety standards and practices, community development, environmental practices, participation in government affairs and customer satisfaction;

•	that the merger will join two experienced coal industry management teams with complementary values, established track records, and technical and operational expertise;

•	the premiums paid by the acquiring entities in comparable all-stock transactions in the recent past;

•	information concerning the financial conditions, results of operations, prospects and businesses of Alpha and Foundation, including the respective companies’ reserves, production volumes, cash flows from operations, recent performance of common shares and the ratio of Alpha’s stock price to Foundation’s stock price over various periods;

•	that the Alpha exchange ratio would enable Alpha stockholders to own approximately 59% of the outstanding stock of New Alpha, which would provide Alpha stockholders with greater investment diversification while giving them the opportunity to participate in any future earnings or growth of New Alpha and future appreciation in the value of New Alpha common stock following the merger should they determine to retain the New Alpha common stock payable in the merger;

•	that a fixed exchange ratio avoids fluctuations caused by near-term market volatility;

•	that the merger can be completed without obtaining the consent of any of Foundation’s or Alpha’s lenders or bondholders, and without the need to refinance or repay any indebtedness of Foundation;

•	the parties’ expectation that delays in obtaining regulatory approvals for the transaction are unlikely;

•	that Mr. Quillen would serve as executive chairman of the New Alpha board of directors until the end of calendar year 2009 and continue to serve on the New Alpha board thereafter, bringing his extensive experience and expertise to New Alpha;

•	that Mr. Roberts would serve on the New Alpha board of directors, bringing his extensive experience and expertise to New Alpha;

•	that Mr. Crutchfield would serve as chief executive officer of New Alpha and that Mr. Kost would serve as president of New Alpha, both bringing their experience, expertise and knowledge of the operations and processes of their respective companies, which is expected to provide continuity and facilitate the integration of Alpha’s and Foundation’s operations;

•	the structure of the merger and the terms and conditions of the merger agreement, including the following:

•	that Foundation agreed to pay a termination fee of $53.1 million to Alpha if the merger is not consummated for certain reasons as more fully described in the section entitled “The Merger Agreement — Termination Fees” on page 111;

•	the provisions that allow Alpha to engage in negotiations with, and provide information to, third parties, under certain circumstances in response to an unsolicited takeover proposal that Alpha’s board of directors determines in good faith, after consultation with outside counsel and financial advisors, constitutes or would reasonably be expected to lead to a transaction that is more favorable to Alpha stockholders than the merger with Foundation;

•	the provisions that allow Alpha, under certain circumstances, to terminate the merger agreement prior to its stockholder approval of the merger agreement, in order to enter into an alternative transaction in response to an unsolicited takeover proposal that Alpha’s board of directors determines in good faith, after consultation with outside counsel and financial advisors, is more favorable to Alpha stockholders than the merger with Foundation;

•	the probability that the conditions to completion of the merger would be satisfied;

•	that, subject to certain exceptions, Foundation is prohibited from taking certain actions that would be deemed to be a solicitation under the merger agreement, including solicitation, initiation, encouragement of any inquiries or the making of any proposals for certain types of business combination or acquisition of Foundation (or entering into any agreements for such business combinations or acquisitions of Foundation or any requirement to abandon, terminate or fail to consummate the merger); and

•	the provisions that allow Alpha to adopt enhanced severance plans for employees, which will assist in retaining key Alpha personnel during the pendency of the merger and protect against the eventuality that the merger is not consummated; and

•	Citi’s opinion and presentation, dated May 11, 2009, to Alpha’s board as to the fairness, from a financial point of view and as of the date of the opinion, to Alpha of the Foundation exchange ratio provided for in the merger agreement, as more fully described below in “— Opinion of Alpha’s Financial Advisor” beginning on page 63.

The Alpha board of directors also considered the potential adverse impact of other factors weighing negatively against the proposed transaction, including, without limitation, the following:

•	the risks and contingencies relating to the announcement and pendency of the merger and the risks and costs to Alpha if the merger does not close timely or does not close at all, including the impact on Alpha’s relationships with employees and with third parties;

•	the potential dilution to Alpha stockholders;

•	the risk of diverting management focus, employee attention and resources from other strategic opportunities and from operational matters while working to complete the merger and implement merger integration efforts;

•	the challenges of combining the businesses, operations and workforces of Foundation and Alpha and realizing the anticipated cost savings and operating synergies;

•	the risk that Foundation may not obtain the consent of the required lenders to amend the Foundation loan agreement, which consent has subsequently been obtained, and that New Alpha’s operations may be subject to the limitations included in the Foundation loan agreement;

•	the risk that the parties may incur significant costs and delays resulting from seeking governmental consents and approvals necessary for completion of the merger;

•	the terms and conditions of the merger agreement, including:

•	that Alpha must pay to Foundation a termination fee of $75.4 million if the merger agreement is terminated under circumstances specified in the merger agreement, as described in the section entitled “The Merger Agreement — Termination Fees” beginning on page 111;

•	the requirement that Alpha generally conduct its business only in the ordinary course and that Alpha is subject to a variety of other restrictions on the conduct of its business prior to the completion of the merger, any of which may delay or prevent Alpha from pursuing business opportunities that may arise or may delay or preclude Alpha from taking actions that would be advisable if it were to remain an independent company;

•	that, under certain circumstances and subject to certain conditions more fully described in the section entitled “The Merger Agreement — Covenants and Agreements — No Solicitation” beginning on page 100, Foundation may furnish information to, and conduct negotiations with, a third party in connection with an unsolicited proposal for a business combination or acquisition of Foundation that is likely to lead to a superior proposal and the Foundation board of directors can terminate the merger agreement in order to accept a superior proposal or, under certain circumstances, change its recommendation prior to Alpha stockholders’ approval of the merger agreement; and

•	the risks described in the section entitled “Risk Factors” beginning on page 32.

The Alpha board of directors concluded that the anticipated benefits of the merger would outweigh the preceding considerations.

In addition, the Alpha board of directors was aware of and considered the interests that Alpha’s directors and executive officers have in the transactions contemplated by the merger agreement that may be different from, or in addition to, their interests as stockholders and the interests of Alpha stockholders generally, as described in “— Interests of Alpha Executive Officers and Directors in the Merger” beginning on page 78.

The reasons set forth above are not intended to be exhaustive, but include material facts considered by the Alpha board of directors in approving the merger agreement. In view of the wide variety of factors considered in connection with its evaluation of the merger and the complexity of these matters, the Alpha board of directors did not find it useful to and did not attempt to quantify or assign any relative or specific weights to the various factors that it considered in reaching its determination to approve the merger and the merger agreement and to make its recommendations to Alpha stockholders. In addition, individual members of the Alpha board of directors may have given differing weights to different factors. The Alpha board of directors carefully considered all of the factors described above as a whole.

Foundation’s Reasons for the Merger and Recommendation of Foundation’s Board of Directors

At its meeting on May 11, 2009, after careful consideration, including detailed presentations by Foundation’s management and its legal and financial advisors, the Foundation board of directors unanimously determined that the merger is advisable and fair to and in the best interests of Foundation and its stockholders, approved the merger agreement and recommended that the Foundation stockholders vote FOR the adoption of the merger agreement.

In the course of reaching its decision to approve the merger and related transactions and to recommend that Foundation stockholders adopt the merger agreement, the Foundation board of directors consulted with certain members of Foundation’s senior management and its legal and financial advisors, reviewed a significant amount of information and considered a number of factors, including:

•	its knowledge of Foundation’s business, operations, financial condition, earnings and prospects and of Alpha’s business, operations, financial condition, earnings and prospects, taking into account the results of Foundation’s due diligence of Alpha;

•	its knowledge of the current environment in the mining industry, including economic conditions, the potential for continued consolidation, current financial market conditions and the likely effects of these factors on Foundation’s, Alpha’s and New Alpha’s potential growth, development, productivity and strategic options;

•	the financial terms of the merger, including the fact that, based on the closing prices on the NYSE of Foundation and Alpha common shares on May 8, 2009, the value of the merger consideration represented an approximate 37% premium over the five-day average closing price of Foundation shares as of that date;

•	the premium paid by the acquiring entity in comparable all-stock transactions in the recent past;

•	Barclays Capital’s presentation of financial analyses of the combination of Alpha and Foundation;

•	Barclays Capital’s opinion rendered to the Foundation board of directors, dated as of May 11, 2009, that the Foundation exchange ratio to be received by the stockholders of Foundation in the merger is fair, from a financial point of view, to such stockholders, as more fully described below in “— Opinion of Foundation’s Financial Advisor” beginning on page 69;

•	that the Foundation exchange ratio would enable Foundation stockholders to own approximately 41% of the outstanding stock of New Alpha, which will provide such stockholders with greater investment diversification while giving them the opportunity to participate in any future earnings or growth of New Alpha and future appreciation in the value of New Alpha common stock following the merger should they determine to retain the New Alpha common stock payable in the merger;

•	that a fixed Foundation exchange ratio avoids fluctuations caused by near-term market volatility and gives Foundation stockholders the opportunity to benefit from any increase in the trading price of Alpha common stock between the announcement of the merger agreement and the completion of the merger;

•	its belief, after reviewing Foundation’s potential strategic alternatives to the merger with Alpha, including a merger or other strategic transaction with a third party, and taking into account the several preliminary negotiations with third parties undertaken since Foundation’s initial public offering in August 2004 that did not result in executed transactions due to various factors (see “— Background of the Merger” beginning on page 47), that it was unlikely that another party would make or accept an offer to engage in a transaction with Foundation that would be more favorable to Foundation and its stockholders than the merger with Alpha;

•	management’s expectation of synergies that are anticipated to result in approximately $45 million in annual revenue and cost savings through administrative, sales, purchasing of goods and services, and operating synergies beginning in 2010;

•	the strategic nature of the acquisition, which would create a combined company:

•	well-equipped to respond to economic, regulatory, legislative and other industry developments and that has a strong platform for continued strategic investments in the global mining industry with a strong balance sheet and substantial liquidity;

•	with increased geographic diversity by virtue of the operations, permitted reserves, and available reserve positions in four major coal regions: Central Appalachia, Northern Appalachia, the Powder River Basin and the Illinois Basin;

•	with increased product diversity, with 86% of its pro forma coal sales expected to consist of thermal coal and 14% of its pro forma coal sales expected to consist of metallurgical coal, which will enhance Foundation’s existing metallurgical production;

•	with diverse, extensive and high quality reserves of 2.3 billion tons on a pro forma basis, which will enhance Foundation’s existing coal blending capabilities and reserve position and, together with increased liquidity, will better enable organic growth through acquisitions;

•	with enhanced export opportunities as a result of increased export-quality production and investment in export piers;

•	with the prospects for an expanded customer base and product offering to allow for new business relationships and transactions not available to either company on a stand-alone basis; and

•	with better liquidity to enhance the ability to develop the coalbed methane and conventional gas reserves held by Foundation;

•	Foundation’s management’s view, based on due diligence and discussions with Alpha’s management, that Foundation and Alpha share complementary core values with respect to integrity, safety standards and practices, community development, environmental practices, participation in government affairs, and customer satisfaction;

•	that the merger will join two experienced coal industry management teams and labor forces with complementary values, established track records, and technical and operational expertise;

•	information concerning the financial conditions, results of operations, prospects and businesses of Foundation and Alpha, including the respective companies’ reserves, production volumes, cash flows from operations, recent performance of common shares and the ratio of Foundation’s stock price to Alpha’s stock price over various periods;

•	that the merger can be completed without financial conditions to closing, and without obtaining the consent of any of Alpha’s or Foundation’s lenders or bondholders, and without the need to refinance or repay any indebtedness of Foundation;

•	the parties’ expectation that delays in obtaining regulatory approvals for the transaction are unlikely;

•	that Mr. Quillen would serve as executive chairman of the New Alpha board of directors until the end of calendar year 2009 and continue to serve on the New Alpha board thereafter, bringing his extensive experience and expertise to New Alpha;

•	that Mr. Roberts would serve on the New Alpha board of directors, bringing his extensive experience and expertise to New Alpha;

•	that the board of directors of New Alpha would likely retain independent members with a broad range of experience in the mining, utility and transportation sectors, as well as experience necessary to perform the functions of key board committees;

•	that Mr. Crutchfield would serve as chief executive officer of New Alpha and that Mr. Kost would serve as president of New Alpha, both bringing their experience, expertise and knowledge of the operations and processes of their respective companies, which is expected to provide continuity and facilitate the integration of Foundation’s and Alpha’s operations; and

•	the structure of the merger and the terms and conditions of the merger agreement, including the following:

•	the fact that the merger is not subject to any financing condition or contingency;

•	the limited conditions to the parties’ obligations to complete the merger and the probability that such conditions would be satisfied, including in light of the parties’ agreement to use commercially reasonable efforts to, in the most expeditious manner practicable, obtain the regulatory approvals necessary to consummate the merger;

•	the ability of Foundation to obtain a termination fee of $75.4 million from Alpha if the merger is not consummated for certain reasons as more fully described in the section entitled “The Merger Agreement — Termination Fees” on page 111;

•	the provisions that allow Foundation to engage in negotiations with, and provide information to, third parties, under certain circumstances in response to an unsolicited takeover proposal that Foundation’s board of directors determines in good faith, after consultation with outside counsel and its financial advisors, constitutes or would reasonably be expected to lead to a transaction that is more favorable to Foundation stockholders than the merger with Alpha;

•	the provisions that allow Foundation, under certain circumstances, to terminate the merger agreement prior to its stockholder approval of the merger agreement, in order to enter into an alternative transaction in response to an unsolicited takeover proposal that Foundation’s board of directors determines in good faith, after consultation with outside counsel and financial advisors, is more favorable to Foundation stockholders than the merger with Alpha;

•	that, subject to certain exceptions, Alpha is prohibited from taking certain actions that would be deemed to be a solicitation under the merger agreement, including solicitation, initiation, encouragement of any inquiries or the making of any proposals for certain types of business combinations or acquisitions of Alpha (or entering into any agreements for such business combinations or acquisitions of Alpha or any requirement to abandon, terminate or fail to consummate the merger);

•	the fact that there is a date certain for terminating the transaction if a closing has not occurred; and

•	the provisions that allow Foundation to adopt enhanced severance plans for employees, which will assist in retaining key Foundation personnel during the pendency of the merger and protect against the eventuality that the merger is not consummated.

The Foundation board of directors also considered a variety of risks and other potentially negative factors, including, without limitation, the following:

•	the risks and contingencies relating to the announcement and pendency of the merger and the risks and costs to Foundation if the merger does not close timely or does not close at all, including the impact on Foundation’s relationships with employees and with third parties;

•	the risk of diverting management focus, employee attention and resources from other strategic opportunities and from operational matters while working to complete the merger;

•	the fact that Foundation’s stockholders will have a smaller ongoing equity participation in New Alpha (and, as a result, a smaller opportunity to participate in any future earnings or growth of New Alpha and future appreciation in the value of New Alpha common stock following the merger) than they currently have in Foundation;

•	the fact that a fixed Foundation exchange ratio means that Foundation stockholders could be adversely affected by a decrease in the in the trading price of Alpha common stock between the announcement of the merger agreement and the completion of the merger;

•	the challenges of combining the businesses, policies, processes, systems, operations and workforces of Alpha and Foundation and realizing the anticipated cost savings and operating synergies;

•	the risk that the parties may incur significant costs and unexpected delays resulting from seeking governmental consents and approvals necessary for completion of the merger;

•	the terms and conditions of the merger agreement, including:

•	that Foundation generally conduct its business only in the ordinary course and that Foundation is subject to a variety of other restrictions on the conduct of its business prior to the completion of the merger, any of which may delay or prevent Foundation from pursuing business opportunities that may arise or may delay or preclude Foundation from taking actions that would be advisable if it were to remain an independent company;

•	the non-solicitation covenants and the requirement that Foundation must pay to Alpha a termination fee of $53.1 million if the merger agreement is terminated under circumstances specified in the merger agreement, as described in the section entitled “The Merger Agreement — Termination Fees” beginning on page 111; and

•	that, under certain circumstances and subject to certain conditions more fully described in the section entitled “The Merger Agreement — Covenants and Agreements — No Solicitation” beginning on page 100, Alpha may furnish information to, and conduct negotiations with, a third party in connection with an unsolicited proposal for a business combination or acquisition of Alpha that is likely to lead to a superior proposal and the Alpha board of directors can terminate the merger agreement in order to accept a superior proposal or, under certain circumstances, change its recommendation prior to Foundation stockholders’ approval of the merger agreement; and

•	the risks described in the section entitled “Risk Factors” beginning on page 32.

Foundation’s board of directors concluded that the anticipated benefits of the merger would outweigh the preceding considerations.

In addition, the Foundation board of directors was aware of and considered the interests that Foundation’s directors and executive officers have in the transactions contemplated by the merger agreement that may be different from, or in addition to, their interests as stockholders and the interests of Foundation stockholders generally, as described in “— Interests of Foundation Executive Officers and Directors in the Merger” beginning on page 79.

The reasons set forth above are not intended to be exhaustive, but include material facts considered by the Foundation board of directors in approving the merger agreement. In view of the wide variety of factors considered in connection with its evaluation of the merger and the complexity of these matters, the Foundation board of directors did not find it useful to and did not attempt to quantify or assign any relative or specific weights to the various factors that it considered in reaching its determination to approve the merger and the merger agreement and to make its recommendations to Foundation stockholders. In addition, individual members of the Foundation board of directors may have given differing weights to different factors. The Foundation board of directors carefully considered all of the factors described above as a whole.

Opinion of Alpha’s Financial Advisor

Alpha has retained Citi as its financial advisor in connection with the merger. In connection with this engagement, Alpha requested that Citi evaluate the fairness, from a financial point of view, to Alpha of the Foundation exchange ratio provided for in the merger agreement. On May 11, 2009, at a meeting of Alpha’s board of directors held to evaluate the merger, Citi rendered to the Alpha board an oral opinion, which was confirmed by delivery of a written opinion dated May 11, 2009, to the effect that, as of that date and based on and subject to the matters described in its opinion, the Foundation exchange ratio was fair, from a financial point of view, to Alpha.

The full text of Citi’s written opinion, dated May 11, 2009, which describes the assumptions made, procedures followed, matters considered and limitations on the review undertaken, is attached to this joint proxy statement/prospectus as Annex B and is incorporated into this joint proxy statement/prospectus by reference. Citi’s opinion was provided to Alpha’s board of directors in connection with its evaluation of the Foundation exchange ratio from a financial point of view to Alpha and does not address any other aspects or implications of the merger or the underlying business decision of Alpha to effect the merger, the relative merits of the merger as compared to any alternative business strategies that might exist for Alpha or the effect of any other transaction in which Alpha might engage. Citi’s opinion is not intended to be and does not constitute a recommendation to any stockholder as to how such stockholder should vote or act on any matters relating to the proposed merger.

In arriving at its opinion, Citi:

•	reviewed a draft, dated May 11, 2009, of the merger agreement;

•	held discussions with certain senior officers, directors and other representatives and advisors of Alpha and certain senior officers and other representatives and advisors of Foundation concerning the businesses, operations and prospects of Alpha and Foundation;

•	reviewed certain publicly available business and financial information relating to Alpha and Foundation;

•	reviewed certain financial forecasts and other information and data relating to Alpha and Foundation which were provided to or discussed with Citi by the managements of Alpha and Foundation, including financial forecasts relating to Alpha prepared by Alpha’s management, financial forecasts relating to Foundation prepared by Foundation’s management as adjusted by Alpha’s management and information relating to potential strategic implications and operational benefits (including the amount, timing and achievability thereof) anticipated by the managements of Alpha and Foundation to result from the merger;

•	reviewed the financial terms of the merger as set forth in the merger agreement in relation to, among other things, current and historical market prices and trading volumes of Alpha common stock and Foundation common stock, Alpha’s and Foundation’s historical and projected earnings and other operating data and Alpha’s and Foundation’s capitalization and financial condition;

•	analyzed certain financial, stock market and other publicly available information relating to the businesses of other companies whose operations Citi considered relevant in evaluating those of Alpha and Foundation;

•	considered, to the extent publicly available, the financial terms of certain other transactions which Citi considered relevant in evaluating the merger;

•	evaluated certain potential pro forma financial effects of the merger on New Alpha relative to Alpha on a stand-alone basis utilizing, among other things, the financial forecasts and estimates relating to Alpha and Foundation referred to above after giving effect to potential strategic implications and operational benefits anticipated by the managements of Alpha and Foundation to result from the merger; and

•	conducted such other analyses and examinations and considered such other information and financial, economic and market criteria as Citi deemed to be appropriate in arriving at its opinion.

In rendering its opinion, Citi assumed and relied, without independent verification, upon the accuracy and completeness of all financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with Citi and upon the assurances of the managements of Alpha and Foundation that they were not aware of any relevant information that was omitted or remained undisclosed to Citi. With respect to financial forecasts and other information and data provided to or otherwise reviewed by or discussed with Citi relating to Alpha and Foundation and potential pro forma financial effects of, and strategic implications and operational benefits resulting from, the merger, Citi was advised by the managements of Alpha and Foundation, and Citi assumed, with Alpha’s consent, that the forecasts and other information and data were reasonably prepared on bases reflecting the best currently available estimates and judgments of the managements of Alpha and Foundation, as the case may be, as to the future financial performance of Alpha and Foundation, such strategic implications and operational benefits and the other matters covered thereby. Citi also assumed, with Alpha’s consent, that the financial results (including the potential strategic implications and operational benefits anticipated to result from the merger) reflected in such financial forecasts and other information and data would be realized in the amounts and at the times projected.

Citi assumed, with Alpha’s consent, that the merger would be consummated in accordance with its terms without waiver, modification or amendment of any material term, condition or agreement, and that, in the course of obtaining the necessary regulatory or third party approvals, consents, releases and waivers for the merger, no delay, limitation, restriction or condition would be imposed that would have an adverse effect on Alpha, Foundation or the contemplated benefits of the merger. Alpha’s representatives advised Citi, and Citi also assumed, that the final terms of the merger agreement would not vary materially from those set forth in the draft reviewed by Citi or otherwise described to Citi. Citi further assumed, with Alpha’s consent, that the merger would qualify for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code. Citi’s opinion relates to the relative values of Alpha and Foundation. Citi did not express any opinion as to what the value of New Alpha’s common stock actually would be when issued pursuant to the merger or the prices at which Alpha common stock or Foundation common stock would trade at any time. Citi did not make, and it was not provided with, an independent evaluation or appraisal of the assets or liabilities, contingent or otherwise, of Alpha or Foundation, and Citi did not make any physical inspection of the properties or assets of Alpha or Foundation. In addition, Citi assumed, with Alpha’s consent, that there were no material undisclosed liabilities of Alpha and Foundation for which appropriate reserves or other provisions had not been made. Citi relied, without independent verification and with Alpha’s consent, upon the assessments of Alpha’s management as to (1) the ability of Alpha and Foundation to integrate their businesses and operations and (2) market trends and prospects for, and regulatory matters relating to, the coal industry and the potential impact thereof on Alpha and Foundation.

Citi expressed no view as to, and its opinion did not address, the underlying business decision of Alpha to effect the merger, the relative merits of the merger as compared to any alternative business strategies that might exist for Alpha or the effect of any other transaction in which Alpha might engage. Citi’s opinion did not address any terms (other than the Foundation exchange ratio to the extent expressly specified in the opinion) or other aspects or implications of the merger, including, without limitation, the form or structure of the merger. Citi expressed no view as to, and its opinion did not address, the fairness (financial or otherwise) of the amount or nature or any other aspect of any compensation to any officers, directors or employees of any parties to the merger, or any class of such persons, relative to the Foundation exchange ratio. Citi’s opinion was necessarily based on information available to Citi, and financial, stock market and other conditions and circumstances existing and disclosed to Citi, as of the date of its opinion, including assumptions as to future commodity coal prices reflected in the financial forecasts and estimates relating to Alpha and Foundation referred to above, which prices are subject to significant volatility and which, if different than as assumed, could have a material impact on Citi’s analyses. The credit, financial and stock markets are experiencing unusual volatility, and Citi expressed no opinion or view as to any potential effects of any such volatility in the future on Alpha, Foundation or the contemplated benefits of the merger. Except as described above, Alpha imposed no other instructions or limitations on Citi with respect to the investigations made or procedures followed by Citi in rendering its opinion.

In preparing its opinion, Citi performed a variety of financial and comparative analyses, including those described below. The summary of these analyses is not a complete description of the analyses underlying Citi’s opinion. The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to summary description. Citi arrived at its ultimate opinion based on the results of all analyses undertaken by it and assessed as a whole, and did not draw, in isolation, conclusions from or with regard to any one factor or method of analysis for purposes of its opinion. Accordingly, Citi believes that its analyses must be considered as a whole and that selecting portions of its analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying its analyses and opinion.

In its analyses, Citi considered industry performance, general business, economic, market and financial conditions and other matters existing as of the date of its opinion, many of which are beyond the control of Alpha and Foundation. No company, business or transaction used in those analyses as a comparison is identical to Alpha, Foundation or the merger, and an evaluation of those analyses is not entirely mathematical. Rather, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies, business segments or transactions analyzed.

The estimates contained in Citi’s analyses and the valuation ranges resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by its analyses. In addition, analyses relating to the value of businesses or securities do not necessarily purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold. Accordingly, the estimates used in, and the results derived from, Citi’s analyses are inherently subject to substantial uncertainty.

The type and amount of consideration payable in the merger was determined through negotiations between Alpha and Foundation and the decision to enter into the merger was solely that of Alpha’s board of directors. Citi’s opinion was only one of many factors considered by Alpha’s board of directors in its evaluation of the merger and should not be viewed as determinative of the views of Alpha’s board of directors or management with respect to the merger or the Foundation exchange ratio provided for in the merger agreement.

The following is a summary of the material financial analyses presented to Alpha’s board of directors in connection with Citi’s opinion. The financial analyses summarized below include information presented in tabular format. In order to fully understand Citi’s financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Citi’s financial analyses.

Discounted Cash Flow Analysis

Alpha.  Citi performed a discounted cash flow analysis of Alpha to calculate the estimated present value of the stand-alone unlevered, after-tax free cash flows that Alpha was forecasted to generate from May 8, 2009 through the full fiscal year 2013 based on internal estimates of Alpha’s management. Estimated terminal values for Alpha were calculated by applying to Alpha’s fiscal year 2013 estimated earnings before interest, taxes, depreciation and amortization, referred to as EBITDA, terminal value EBITDA multiples of 4.0x to 6.0x. The cash flows and terminal values were then discounted to present value as of May 8, 2009 using discount rates ranging from 12.2% to 14.5%.

Foundation.  Citi performed a discounted cash flow analysis of Foundation to calculate the estimated present value of the stand-alone unlevered, after-tax free cash flows that Foundation was forecasted to generate from May 8, 2009 through the full fiscal year 2013 based on internal estimates of Foundation’s management as adjusted by Alpha’s management. Estimated terminal values for Foundation were calculated by applying to Foundation’s fiscal year 2013 estimated EBITDA terminal value EBITDA multiples of 5.5x to 6.5x. The cash flows and terminal values were then discounted to present value as of May 8, 2009 using discount rates ranging from 12.0% to 14.3%.

Based on implied per share equity reference ranges for Alpha and Foundation calculated as described above, this indicated the following implied exchange ratio reference range, as compared to the Foundation exchange ratio provided for in the merger agreement:

Implied Exchange Ratio Reference Range	Foundation Exchange Ratio

1.1250 − 1.9572	1.0840

Selected Public Companies Analysis

Alpha.  Citi performed a selected, publicly-traded companies analysis of Alpha in which Citi reviewed publicly available financial and stock market information for Alpha and the following five selected, publicly-traded companies in the coal industry with operations located in or near the Central Appalachia region, which is the industry and region in which Alpha operates, referred to as the Alpha selected companies:

•	International Coal Group, Inc.

•	James River Coal Company

•	Massey Energy Company

•	Patriot Coal Corporation

•	Walter Energy, Inc.

Foundation.  Citi performed a selected, publicly-traded companies analysis of Foundation in which Citi reviewed publicly available financial and stock market information for Foundation and the following three selected, publicly-traded companies in the coal industry with operations located throughout the United States of America, which is the industry and region in which Foundation operates, referred to as the Foundation selected companies:

•	Arch Coal, Inc.

•	CONSOL Energy Inc.

•	Peabody Energy Corporation

Citi reviewed, among other things, the enterprise values of the selected companies, calculated as equity value (based on closing stock prices on May 8, 2009) plus debt, less cash and other adjustments, as a multiple of calendar years 2009 and 2010 estimated EBITDA. Financial data of the selected public companies were based on public filings and other publicly available information. Financial data of Alpha were based on internal estimates of Alpha’s management. Financial data of Foundation were based on internal estimates of Foundation’s management as adjusted by Alpha’s management. Based on (1) an implied per share equity reference range for Alpha calculated by applying a selected range of calendar years 2009 and 2010 EBITDA multiples derived from the Alpha selected companies to corresponding data of Alpha, and (2) an implied per share equity reference range for Foundation calculated by applying a selected range of calendar years 2009 and 2010 EBITDA multiples derived from the Foundation selected companies to corresponding data of Foundation, this indicated the following implied exchange ratio reference range, as compared to the Foundation exchange ratio provided for in the merger agreement:

Implied Exchange Ratio Reference Range	Foundation Exchange Ratio

1.2778 − 1.8333	1.0840

Selected Precedent Transactions Analysis

Citi performed a selected precedent transactions analysis of Foundation in which Citi reviewed, to the extent publicly available, financial information relating to the following 12 selected completed and pending transactions involving companies in the coal industry, which is the industry in which Foundation operates:

Acquiror	Target

• Arch Coal, Inc.	• Rio Tinto Energy America Inc. (Jacobs Ranch mine)
• Arch Coal, Inc.	• Canyon Fuel Company, LLC
• First Reserve IX, L.P., The Blackstone Group and AMCI III, LLC	• RAG American Coal Holdings, Inc. (currently known as Foundation American Coal Holding, LLC, a wholly owned subsidiary of Foundation)
• Kiewit Mining Acquisition Company	• Arch Coal, Inc. (Buckskin mine)
• Arch Coal, Inc.	• Triton Coal Company (North Rochelle mine)
• RAG International Mining GmbH	• Cyprus Amax Coal Company
• Rio Tinto Energy America Inc. / The American Coal Company	• Kerr-McGee Corporation (Jacobs Ranch mine / Galatia mine)
• Arch Coal, Inc.	• Atlantic Richfield Company (US coal operations)
• Rio Tinto Energy America Inc.	• Marigold Land Company (Caballo Rojo mine)
• Atlantic Richfield Company and Itochu Corporation	• The Coastal Corporation (Western coal operations)
• Rio Tinto Energy America Inc.	• Cordero Mining Company
• Rio Tinto Energy America Inc.	• NERCO, Inc.

Citi reviewed, among other things, transaction values, calculated as the equity value implied for the target company based on the consideration payable or paid in the selected transaction, plus debt, less cash and other adjustments, as a multiple of the target company’s latest 12 months EBITDA. Financial data of the selected transactions were based on publicly available information at the time of announcement of the relevant transaction. Financial data of Foundation were based on public filings and other publicly available information. Based on an implied per share equity reference range for Foundation calculated by applying a range of selected latest 12 months EBITDA multiples derived from the selected transactions to Foundation’s latest 12 months EBITDA as of March 31, 2009 and Alpha’s closing stock price as of May 8, 2009, this indicated

the following implied exchange ratio reference range, as compared to the Foundation exchange ratio provided for in the merger agreement:

Implied Exchange Ratio Reference Range	Foundation Exchange Ratio

0.8183 − 1.1841	1.0840

Contribution Analysis

Citi reviewed the relative financial contributions of Alpha and Foundation to the future financial performance of New Alpha on a pro forma basis without giving effect to potential strategic implications, operational benefits and certain accounting adjustments anticipated by the managements of Alpha and Foundation to result from the merger. Financial data of Alpha were based on internal estimates of Alpha’s management. Financial data of Foundation were based on internal estimates of Foundation’s management as adjusted by Alpha’s management. For purposes of this analysis, Citi reviewed Alpha’s and Foundation’s calendar years 2009, 2010 and 2011 estimated EBITDA, net income and free cash flow. Based on implied per share equity reference ranges for Alpha and Foundation derived from these relative financial contributions, Citi calculated the following implied exchange ratio reference range, as compared to the Foundation exchange ratio provided for in the merger agreement:

Implied Exchange Ratio Reference Range	Foundation Exchange Ratio

0.6565 − 1.6655	1.0840

Accretion/Dilution Analysis

Citi reviewed the potential pro forma financial effects of the merger on New Alpha’s calendar years 2009 and 2010 estimated earnings per share, referred to as EPS, and estimated cash flows per share relative to corresponding data of Alpha on a stand-alone basis, after taking into account potential strategic implications, operational benefits and certain accounting adjustments anticipated by the managements of Alpha and Foundation to result from the merger. For the purposes of this analysis, Citi assumed that the merger would be completed on September 30, 2009. Financial data of Alpha were based on internal estimates of Alpha’s management. Financial data of Foundation were based on internal estimates of Foundation’s management as adjusted by Alpha’s management. Based on the Foundation exchange ratio provided for in the merger agreement, this analysis indicated that, relative to Alpha on a stand-alone basis, the merger could be dilutive to New Alpha’s calendar year 2009 estimated EPS, accretive to New Alpha’s calendar year 2010 estimated EPS and accretive to New Alpha’s calendar years 2009 and 2010 estimated cash flows per share. The actual results achieved by New Alpha may vary from forecasted results and the variations may be material.

Miscellaneous

Under the terms of Citi’s engagement, Alpha has agreed to pay Citi for its financial advisory services in connection with the merger an aggregate fee equal to 0.80% of the transaction value, $1.5 million of which was payable upon delivery of Citi’s opinion and the balance of which is contingent upon completion of the merger. Alpha also has agreed to reimburse Citi for reasonable expenses incurred by Citi in performing its services, including reasonable fees and expenses of its legal counsel, and to indemnify Citi and related persons against liabilities, including liabilities under the federal securities laws, arising out of its engagement.

Citi and its affiliates in the past have provided, currently are providing and in the future may provide services to Alpha and Foundation unrelated to the proposed merger, for which services Citi and such affiliates have received and expect to receive compensation, including, without limitation, (1) having acted as administrative agent and joint lead arranger for, and/or acting as a lender under, certain credit facilities of Alpha, (2) having acted as joint bookrunner in connection with certain equity and debt offerings of Alpha, and as dealer manager for certain tender offer and consent solicitations in connection with such debt offerings, (3) acting as financial advisor to Alpha in connection with certain merger and acquisition transactions, including Alpha’s proposed merger with Cliffs, which was terminated in 2008, and (4) having acted as administrative agent for, and acting as a lender under, the Foundation loan agreement. In connection with the merger, the Foundation loan agreement was amended on May 22, 2009 and one of Citi’s affiliates that is a lender under the Foundation loan agreement provided its consent for such amendment and agreed to increase its commitment thereunder. In addition, Citi may act as dealer manager for a consent solicitation contemplated to be undertaken in connection with the merger relating to certain outstanding senior notes of a subsidiary of Foundation, for which services Citi expects to receive compensation. In the ordinary course of business, Citi and its affiliates may actively trade or hold the securities of Alpha and Foundation for its own account or for the account of its customers and, accordingly, may at any time hold a long or short position in those securities. In addition, Citi and its affiliates, including Citigroup Inc. and its affiliates, may maintain relationships with Alpha, Foundation and their respective affiliates.

Alpha selected Citi as its financial advisor in connection with the merger based on Citi’s reputation, experience and familiarity with Alpha’s business. Citi is an internationally recognized investment banking firm which regularly engages in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. The issuance of Citi’s opinion was authorized by Citi’s fairness opinion committee.

Opinion of Foundation’s Financial Advisor

Foundation engaged Barclays Capital to act as its financial advisor with respect to its planned merger with Alpha. On May 11, 2009, Barclays Capital rendered its oral opinion (which was subsequently confirmed in writing) to the Foundation board of directors that, as of such date and based upon and subject to the qualifications, limitations and assumptions stated in its opinion, the exchange ratio to be received by the stockholders of Foundation was fair, from a financial point of view, to such stockholders.

The full text of Barclays Capital’s written opinion, dated as of May 11, 2009, is attached as Annex C to this joint proxy statement/prospectus. Barclays Capital’s written opinion sets forth, among other things, the assumptions made, procedures followed, factors considered and limitations upon the review undertaken by Barclays Capital in rendering its opinion. You are encouraged to read the opinion carefully in its entirety. The following is a summary of Barclays Capital’s opinion and the methodology that Barclays Capital used to render its opinion. This summary is qualified in its entirety by reference to the full text of the opinion.

Barclays Capital’s opinion, the issuance of which was approved by Barclays Capital’s Fairness Opinion Committee, is addressed to the board of directors of Foundation, addresses only the fairness, from a financial point of view, of the exchange ratio to be received by the stockholders of Foundation and does not constitute a recommendation to any stockholder of Foundation as to how such stockholder should vote with respect to the merger. The terms of the merger were determined through arm’s-length negotiations between Alpha and Foundation and were unanimously approved by the Foundation board of directors. Barclays Capital did not recommend any specific form of consideration to Foundation or that any specific form of consideration constituted the only appropriate consideration for the merger. Barclays Capital was not requested to address, and its opinion does not in any manner address, Foundation’s underlying business decision to proceed with or effect the merger. In addition, Barclays Capital expressed no opinion on, and its opinion does not in any manner address, the fairness of the amount or the nature of any compensation to any officers, directors or employees of any parties to the merger, or any class of such persons, relative to the exchange ratio to be received by the stockholders of Foundation in the merger. No limitations were imposed by the Foundation board of directors upon Barclays Capital with respect to the investigations made or procedures followed by it in rendering its opinion.

In arriving at its opinion, Barclays Capital, among other things:

•	reviewed and analyzed the specific terms of the merger, as detailed in the merger agreement;

•	reviewed and analyzed publicly available information concerning Foundation that Barclays Capital believed to be relevant to its analysis, including Foundation’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008, as well as its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2009;

•	reviewed and analyzed publicly available information concerning Alpha that Barclays Capital believed to be relevant to its analysis, including Alpha’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008, as well as its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2009;

•	reviewed and analyzed financial and operating information with respect to the business, operations and prospects of Foundation furnished to Barclays Capital by Foundation, including financial projections of Foundation prepared by management of Foundation (the “Foundation Projections”);

•	reviewed and analyzed financial and operating information with respect to the business, operations and prospects of Alpha furnished to Barclays Capital by Alpha and Foundation, including financial projections prepared by management of Alpha and adjusted by management of Foundation (the “Alpha Projections”);

•	reviewed and analyzed a trading history of the common stock of Foundation and the common stock of Alpha from May 8, 2008 to May 8, 2009 and a comparison of such trading history with those of other companies that Barclays Capital deemed to be relevant;

•	reviewed and analyzed a comparison of the present financial condition of Foundation and Alpha with each other and with those of other companies that Barclays Capital deemed to be relevant;

•	reviewed and analyzed published estimates of independent research analysts with respect to the future financial performance of Foundation and Alpha;

•	reviewed and analyzed the relative contributions of Foundation and Alpha to the current and future financial performance of the combined company on a pro forma basis;

•	reviewed and analyzed the potential pro forma financial impact of the merger on the future financial performance of the combined company, including the amount and timing of certain cost savings and operating synergies expected by the management of Foundation and Alpha to result from the merger (the “Expected Synergies”);

•	reviewed and analyzed the potential pro forma strategic benefits and associated financial impact of such benefits on the future financial performance of the combined company; and

•	had discussions with the management of Foundation and Alpha concerning their respective businesses, operations, assets, liabilities, financial condition and prospects and undertook such other studies, analyses and investigations as Barclays Capital deemed to be appropriate.

In arriving at its opinion, Barclays Capital assumed and relied upon the accuracy and completeness of the financial and other information used by Barclays Capital without any independent verification of such information and have further relied upon the assurances of the management of Foundation and Alpha that they are not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the Foundation Projections, upon the advice of Foundation, Barclays Capital assumed that such projections were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Foundation as to the future financial performance of Foundation and that Foundation will perform substantially in accordance with such projections. With respect to the Alpha Projections, upon advice of Alpha and Foundation, Barclays Capital assumed that such projections were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Alpha and Foundation as to the future financial performance of Alpha and that Alpha will perform substantially in accordance with such projections. Furthermore, upon the advice of Foundation, Barclays Capital assumed that the amounts and timing of the Expected Synergies were reasonable and that the Expected Synergies will be realized in accordance with such estimates. Barclays Capital assumed no responsibility for and expressed no view as to any such projections or estimates or the assumptions on which they were based. In arriving at its opinion, Barclays Capital did not conduct physical inspections of the properties and facilities of Foundation or Alpha and did not make or obtain any evaluations or appraisals of the assets or liabilities of Foundation or Alpha. In addition, Foundation did not authorize Barclays Capital to solicit, and Barclays Capital did not solicit, any indications of interest from any third party with respect to the purchase of all or a part of

Foundation’s business. Barclays Capital’s opinion necessarily was based upon market, economic and other conditions as they existed on, and could be evaluated as of, May 11, 2009. Barclays Capital assumed no responsibility for updating or revising its opinion based on events or circumstances that may have occurred after May 11, 2009. In addition, Barclays Capital expressed no opinion as to the prices at which shares of (1) Foundation common stock or Alpha common stock would trade at any time following the announcement of the merger or (2) New Alpha’s common stock would trade at any time following the consummation of the merger. Barclays Capital’s opinion should not be viewed as providing any assurance that the market value of the shares of common stock of New Alpha to be held by the stockholders of Foundation after the consummation of the merger will be in excess of the market value of Foundation common stock owned by the stockholders of Foundation at any time prior to the announcement or consummation of the merger. Barclays Capital assumed the accuracy of the representations and warranties contained in the merger agreement. Barclays Capital also assumed, upon the advice of Foundation, that all material governmental, regulatory and third party approvals, consents and releases for the merger would be obtained within the constraints contemplated by the merger agreement and that the merger would be consummated in accordance with the terms of the merger agreement without waiver, modification or amendment of any material term, condition or agreement thereof. Barclays Capital did not express any opinion as to any tax or other consequences that might result from the merger, nor did its opinion address any legal, tax, regulatory or accounting matters, as to which it understood that Foundation had obtained such advice as it deemed to be necessary from qualified professionals.

In connection with rendering its opinion, Barclays Capital performed certain financial, comparative and other analyses as summarized below. In arriving at its opinion, Barclays Capital did not ascribe a specific range of values to the shares of Foundation common stock, but rather made its determination as to fairness, from a financial point of view, to Foundation’s stockholders of the exchange ratio to be received by such stockholders in the merger on the basis of various financial and comparative analyses. The preparation of a fairness opinion is a complex process and involves various determinations as to the most appropriate and relevant methods of financial and comparative analyses and the application of those methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to summary description.

In arriving at its opinion, Barclays Capital did not attribute any particular weight to any single analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor relative to all other analyses and factors performed and considered by it and in the context of the circumstances of the merger. Accordingly, Barclays Capital believes that its analyses must be considered as a whole, as considering any portion of such analyses and factors, without considering all analyses and factors as a whole, could create a misleading or incomplete view of the process underlying its opinion.

The following is a summary of the material financial analyses used by Barclays Capital in preparing its opinion to the Foundation board of directors. Certain financial analyses summarized below include information presented in tabular format. In order to understand fully the financial analyses used by Barclays Capital, the tables must be read together with the text of each summary, as the tables alone do not constitute a complete description of the financial analyses. In performing its analyses, Barclays Capital made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Foundation or any other parties to the merger. None of Foundation, Alpha, Barclays Capital or any other person assumes responsibility if future results are materially different from those discussed. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth below. In addition, analyses relating to the value of the businesses do not purport to be appraisals or reflect the prices at which the businesses may actually be sold.

Historical Share Price Analysis

To illustrate the trend in the historical trading prices of Foundation common stock, Barclays Capital considered historical data with regard to the trading prices of Foundation common stock for the period May 8, 2006 to May 8, 2009 and compared such data with the relative stock price performances during the same period of Alpha, a composite comprised of Arch Coal, Inc. (“Arch”), CONSOL Energy Inc. (“Consol”) and Peabody

Energy Corporation (“Peabody”) (collectively, “Composite 1”) and a composite comprised of International Coal Group, Inc. (“International Coal”), James River Coal Company (“James River”), Massey Energy Company (“Massey”), Patriot Coal Corporation (“Patriot”) and Walter Energy, Inc. (“Walter”) (collectively, “Composite 2”). Barclays Capital additionally compared the performance of Foundation common stock to that of Alpha, Composite 1 and Composite 2 for the period November 18, 2008 (the trading day immediately following the termination of Alpha’s previously announced merger with Cleveland-Cliffs Inc.) to May 8, 2009.

Barclays Capital noted that during the period from May 8, 2006 to May 8, 2009, Foundation common stock decreased 56%, compared to Alpha common stock which increased 19%, Composite 1 which decreased 44% and Composite 2 which decreased 46%. Barclays Capital also noted that during the period from November 18, 2008 to May 8, 2009, the closing price of Foundation common stock increased 99%, compared to Alpha common stock which increased 52%, Composite 1 which increased 44% and Composite 2 which increased 61%.

Historical Exchange Ratio Analysis

To illustrate the trend in the implied historical exchange ratios between Foundation common stock and Alpha common stock (defined as the closing price of Foundation common stock as of a certain date divided by the closing price of Alpha common stock as of the same date), Barclays Capital considered historical data with regard to the trading prices of Foundation common stock and Alpha common stock for the period May 8, 2008 to May 8, 2009. The results of Barclays Capital’s historical exchange ratio analysis are summarized below:

					Implied Premium	Implied Premium
	Price of				to Historical	to Historical
	Foundation	Price of Alpha	Implied Exchange		Exchange Ratio	Foundation Share
Period	Common Stock	Common Stock	Ratio		(1.0840x)(1)	Price ($32.73)(2)

May 8, 2009	$24.14	$30.19	0.7996	x	35.6%	35.6%
5-Day average	$22.35	$28.25	0.7912	x	37.0%	46.4%
10-Day average	$19.20	$24.19	0.7937	x	36.6%	70.4%
20-Day average	$17.58	$21.17	0.8305	x	30.5%	86.1%
30-Day average	$16.91	$20.22	0.8361	x	29.6%	93.5%

(1)	Reflects the exchange ratio to be received by Foundation stockholders in the merger.

(2)	Reflects the product of the exchange ratio to be received by Foundation stockholders in the merger and Alpha’s share price of $30.19 as of May 8, 2009.

Barclays Capital noted that on the basis of the historical exchange ratio analysis, the exchange ratio to be received by Foundation stockholders in the merger was in excess of the implied exchange ratio calculated as of May 8, 2009 and also in excess of the implied exchange ratios based on the average closing share prices of Foundation common stock and Alpha common stock over the 5 trading day, 10 trading day, 20 trading day and 30 trading day periods, up to and including May 8, 2009.

Selected Comparable Company Analysis

In order to assess how the public market values shares of similar publicly traded companies, Barclays Capital reviewed and compared specific financial and operating data relating to Foundation and Alpha with selected companies that Barclays Capital deemed comparable. The selected comparable companies were:

•	Arch

•	Consol(1)

(1) In its selected comparable company analysis, Barclays Capital analyzed the financial data of Consol both with and without the contribution of Consol’s consolidated interest in a publicly traded natural gas business, CNX Gas Corp.

•	International Coal

•	James River

•	Massey

•	Patriot

•	Peabody

•	Walter

Barclays Capital calculated and compared various financial multiples and ratios of Foundation, Alpha and the selected comparable companies. As part of its selected comparable company analysis, Barclays Capital calculated and analyzed for each of the selected comparable companies (1) the ratio of current stock price to projected earnings per share, or EPS, for the 2010 and 2011 calendar years (commonly referred to as a price earnings ratio, or P/E), and (2) the ratio of enterprise value to earnings before interest, taxes, depreciation, depletion and amortization, or EBITDA, for the 2010 and 2011 calendar years. The enterprise value of each company was obtained by adding its short and long-term debt to the sum of the market value of its common equity (adjusted to reflect the dilutive impact of in-the-money common stock options and other securities not included in basic shares outstanding, such as restricted stock units), the book value of any privately held minority interest and the market value of any publicly traded minority interest, and subtracting its cash and cash equivalents. All of these calculations were performed and based on financial data publicly available as of May 8, 2009. The EPS and EBITDA projections for the selected comparable companies were based on the consensus of independent research analyst estimates compiled by I/B/E/S as of May 8, 2009, adjusted to exclude outdated estimates and outliers. The results of this selected comparable company analysis are summarized below:

					Consol
Stock Price as a					(excl.				James
Multiple of:	Arch		Consol		CXG)		Int’l Coal		River		Massey		Patriot		Peabody		Walter

2010E EPS	12.1	x	11.2	x	7.2	x	NM		6.4	x	13.0	x	NM		12.5	x	9.9	x
2011E EPS	9.6	x	8.0	x	4.9	x	7.5	x	6.7	x	7.8	x	NM		8.9	x	8.4	x

Enterprise Value as a Multiple of:
2010E EBITDA	6.0	x	6.1	x	4.1	x	4.8	x	3.8	x	4.9	x	4.9	x	7.2	x	5.5	x
2011E EBITDA	5.0	x	5.4	x	3.8	x	3.3	x	5.2	x	4.0	x	3.9	x	5.9	x	4.6	x

Barclays Capital selected the comparable companies listed above because their businesses and operating profiles are reasonably similar to that of Foundation and Alpha. However, because of the inherent differences between the business, operations and prospects of Foundation, Alpha and those of the selected comparable companies, Barclays Capital believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the selected comparable company analysis. Accordingly, Barclays Capital also made qualitative judgments concerning differences between the business, financial and operating characteristics and prospects of Foundation, Alpha and the selected comparable companies that could affect the public trading values of each in order to provide a context in which to consider the results of the quantitative analysis. These qualitative judgments related primarily to the differing sizes, growth prospects, profitability levels and degree of operational risk between Foundation, Alpha and the companies included in the selected company analysis. Based upon these judgments, Barclays Capital selected the multiple ranges summarized below. These multiple ranges were applied to Foundation and Alpha EPS and EBITDA projections to calculate an implied per share valuation range for Foundation common stock and Alpha common stock. These per share valuation ranges were then used to calculate a range of implied exchange ratios. In these calculations, the EPS and EBITDA projections both for Foundation and Alpha were based on the consensus of independent research analyst estimates compiled by I/B/E/S as of May 8, 2009, adjusted to exclude outdated estimates and outliers. Since the I/B/E/S compilation as of May 8, 2009 did not reflect all of the independent research analyst estimates published as of that date, the I/B/E/S compilation was further adjusted to include such estimates. The following table summarizes the results of these calculations:

	Foundation					Alpha
	Relevant Multiples					Relevant Multiples
	Low			High		Low			High

EBITDA Multiples:
2010E	4.5	x	—	5.5	x	4.5	x	—	5.5	x
2011E	3.5	x	—	4.5	x	4.0	x	—	5.0	x
P/E Multiples:
2010E	9.0	x	—	11.0	x	10.0	x	—	12.0	x
2011E	6.0	x	—	8.0	x	7.0	x	—	9.0	x

Implied Exchange Ratio						0.8070	x	—	1.3011	x

Barclays Capital noted that the exchange ratio to be received by Foundation stockholders in the merger was within the implied exchange ratio range calculated based on the selected comparable company analysis.

Transaction Premium Analysis

In order to assess the premium to be received by the Foundation stockholders in the merger relative to the premiums offered to stockholders in other transactions, Barclays Capital reviewed the premiums paid in selected all-stock mergers involving U.S. targets with enterprise valuations from $1 to $5 billion since 2005. Transactions involving unsolicited tender offers, self-tenders, spin-offs, split-offs, acquisitions of less than a 50% interest and acquisitions of certain financial institutions were excluded from the analysis. For each transaction, Barclays Capital relied on publicly available information to calculate the premium per share paid by the acquirer by comparing the announced transaction value per share to the target company’s historical average share price during the following periods: (1) one trading day prior to announcement, (2) one week prior to announcement, and (3) one month prior to announcement. The results of this transaction premium analysis are summarized below:

	Premium 1 Trading Day Prior	Premium 1 Week Prior to	Premium 1 Month Prior to
	to Announcement	Announcement	Announcement

High	68.8%	60.4%	96.0%
Median	17.4%	19.1%	21.6%
Mean	22.7%	23.1%	26.6%
Low	2.4%	6.2%	6.1%

The reasons for and the circumstances surrounding each of the transactions analyzed in the transaction premium analysis were diverse, and there are inherent differences in the business, operations, financial conditions and prospects of Foundation and the companies included in the transaction premium analysis. Accordingly, Barclays Capital believed that a purely quantitative transaction premium analysis would not be particularly meaningful in the context of considering the merger. Barclays Capital therefore made qualitative judgments concerning the differences between the characteristics of the selected transactions and the merger that would affect the acquisition values of the target companies and Foundation. Based upon these judgments, Barclays Capital selected a premium range of 15% to 25% to the closing price of Foundation common stock on May 8, 2009 to calculate an implied price per Foundation share range of $27.76 to $30.18. Barclays Capital also evaluated the implied per share value to be received by Foundation stockholders in the merger. The implied per share value to be received by Foundation stockholders was calculated as the product of the exchange ratio to be received by Foundation stockholders and the per share value of Alpha common stock. In performing this calculation, the per share value of Alpha common stock was evaluated based on Alpha’s closing share price of $30.19, as of May 8, 2009, which implied a per share value to be received by Foundation stockholders of $32.73. Based on this analysis, Barclays Capital noted that per share value to be received by Foundation stockholders in the merger was in excess of the price per Foundation share range implied by the transaction premium analysis.

Discounted Cash Flow Analysis

In order to estimate the present values of Foundation common stock and Alpha common stock, Barclays Capital performed discounted cash flow analyses of each of Foundation and Alpha. A discounted cash flow analysis is a traditional valuation methodology used to derive the valuation of an asset by calculating the “present value” of estimated future cash flows of the asset. “Present value” refers to the current value of future cash flows or amounts and is obtained by discounting those future cash flows or amounts by a range of discount rates that takes into account macroeconomic assumptions and estimates of risk, the opportunity cost of capital, expected returns and other appropriate factors.

To calculate the estimated enterprise value of Foundation and Alpha using the discounted cash flow method, Barclays Capital added (1) projected after-tax unlevered free cash flows for fiscal years 2009 through 2013 based on the Foundation Projections and the Alpha Projections to (2) the “terminal values” of Foundation and Alpha, respectively, as of 2013, and discounted such amounts to their present value using a range of selected discount rates. The after-tax unlevered free cash flows were calculated by taking the tax-affected earnings before interest, tax expense, depreciation, depletion and amortization and subtracting capital expenditures and adjusting for changes in working capital and other non-cash items. The residual values of Foundation and Alpha at the end of the forecast period, or “terminal values,” were estimated using two methods.

•	Terminal Adjusted Free Cash Flow Methodology: a perpetuity growth rate range of (0.50%) to 0.50% was applied to Foundation’s and Alpha’s terminal unlevered free cash flows, which were estimated based on each company’s calendar year 2013 projections, adjusted to reflect (a) the projected five-year average of each company’s capital expenditures over the period 2009 to 2013, (b) levels of depreciation, depletion and amortization, which were consistent with the five-year capital expenditure averages, and (c) the assumption that changes in working capital will not impact unlevered free cash flow over the perpetuity period.

•	Five-Year Average Cash Flow Methodology: a perpetuity growth rate range of (0.50%) to 0.50% was applied to Foundation’s and Alpha’s terminal unlevered free cash flows, which were estimated based on the five-year average of each company’s projected unlevered free cash flows over the period 2009-2013, adjusted to reflect levels of depreciation, depletion and amortization, which were consistent with the five-year capital expenditure averages.

The range of after-tax discount rates of 12% to 13% was selected based on an analysis of the weighted average cost of the selected comparable companies. Barclays Capital then calculated a range of implied prices per share for each of Foundation and Alpha by subtracting each company’s net debt, as reflected in their respective Form 10-Q filings for the period ended March 31, 2009, from the estimated enterprise values implied by each of the two discounted cash flow methodologies conducted for each company and dividing such amounts by each company’s fully diluted number of shares. These implied per share values were then used to imply exchange ratio ranges, calculated as the ratio of Foundation’s implied per share value to Alpha’s implied per share value. The implied exchange ratio ranges calculated in each of the two discounted cash flow methodologies are summarized in the following table:

Terminal Value Methodology	Implied Exchange Ratio Range

Terminal Adjusted Free Cash Flow	0.7647x − 1.0583	x
Five-Year Average Cash Flow	0.6462x − 0.8957	x

Barclays Capital noted that on the basis of the discounted cash flow analysis, the exchange ratio to be received by Foundation stockholders in the merger was in excess of the discounted cash flow valuation exchange ratio ranges implied using both the terminal adjusted free cash flow methodology and the five-year average cash flow methodology.

Wall Street Equity Research Analyst Price Target Analysis

As a further analysis in estimating the relative valuation of Foundation and Alpha common stock, Barclays Capital evaluated the publicly available price targets of Foundation and Alpha published by independent equity research analysts associated with various Wall Street firms. In performing this analysis,

Barclays Capital reviewed and analyzed the most recent equity research reports published by such analysts and excluded outdated estimates. Barclays Capital then used the remaining price targets to calculate implied value per share ranges for each of Foundation and Alpha, which excluded the two highest and the two lowest target price estimates for each company. These implied per share value ranges were then used to imply an exchange ratio range, calculated as the ratio of Foundation’s implied per share value to Alpha’s implied per share value. These calculations yielded an implied exchange ratio range of 0.7353x to 1.0000x.

Barclays Capital noted that on the basis of the Wall Street equity research price target analysis, the exchange ratio to be received by Foundation stockholders in the merger was in excess of the exchange ratio range implied by the price target estimates of Wall Street equity research analysts.

Barclays Capital

Barclays Capital is an internationally recognized investment banking firm and, as part of its investment banking activities, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. The Foundation board of directors selected Barclays Capital because of its qualifications, reputation and experience in the valuation of businesses and securities in connection with mergers and acquisitions generally, as well as substantial experience in transactions comparable to the merger.

Barclays Capital is acting as financial advisor to Foundation in connection with the merger. As compensation for its services in connection with the merger, Foundation paid Barclays Capital $1.5 million upon the delivery of Barclays Capital’s opinion. Additional compensation of 0.80% of the consideration (including outstanding indebtedness) received by Foundation stockholders in the merger will be payable to Barclays Capital upon completion of the merger, against which the amount paid for the opinion will be credited. In addition, Foundation has agreed to reimburse Barclays Capital for its reasonable out-of-pocket expenses incurred in connection with the merger and to indemnify Barclays Capital for certain liabilities that may arise out of its engagement by Foundation and the rendering of Barclays Capital’s opinion. Barclays Capital has performed various investment banking and financial services for Foundation and Alpha in the past, and expects to perform such services in the future, and has received, and expects to receive, customary fees for such services. However, in the past two years, Barclays Capital has performed only limited services for Foundation and Alpha, for which it has received limited compensation.

Barclays Capital is a full service securities firm engaged in a wide range of businesses from investment and commercial banking, lending, asset management and other financial and non-financial services. In the ordinary course of its business, Barclays Capital and its affiliates may actively trade and effect transactions in the equity, debt and/or other securities (and any derivatives thereof) and financial instruments (including loans and other obligations) of Foundation or Alpha for its own account and for the accounts of its customers and, accordingly, may at any time hold long or short positions and investments in such securities and financial instruments. In addition, Foundation and Alpha have requested, and Barclays Capital is providing, a commitment to participate in the combined company’s credit facility, and Barclays Capital will receive customary fees in connection therewith.

Stock Ownership of Directors and Executive Officers of Alpha and Foundation

Alpha

At the close of business on the record date for the Alpha special meeting, directors and executive officers of Alpha beneficially owned and were entitled to vote approximately [    ●    ] shares of Alpha common stock, collectively representing [    ●    ]% of the shares of Alpha common stock outstanding on that date. Further information about ownership of Alpha common stock by directors and executive officers of Alpha may be found in Alpha’s definitive proxy statement for its 2009 annual meeting, which is incorporated by reference in this joint proxy statement/prospectus. See “Where You Can Find More Information” on page 136.

Foundation

At the close of business on the record date for the Foundation special meeting, directors and executive officers of Foundation beneficially owned and were entitled to vote approximately [    ●    ] shares of Foundation common stock, collectively representing approximately [    ●    ]% of the shares of Foundation common stock outstanding on that date. Further information about ownership of Foundation common stock by directors and executive officers of Foundation may be found in Foundation’s definitive proxy statement for its 2009 annual meeting, which is incorporated by reference in this joint proxy statement/prospectus. See “Where You Can Find More Information” on page 136.

Merger Consideration

Foundation

Each share of Foundation common stock, other than any shares owned by Alpha, will be converted into the right to receive 1.0840 shares of New Alpha common stock upon the merger of Alpha with and into Foundation. This 1.0840-to-1 ratio is sometimes referred to in this joint proxy statement/prospectus as the Foundation exchange ratio. The aggregate number of shares of New Alpha common stock that a Foundation stockholder, other than Alpha, will be entitled to receive as a result of the merger is equal to 1.0840 multiplied by the number of shares of Foundation common stock owned by that stockholder immediately prior to the completion of the merger.

New Alpha will not issue any fractional shares as a result of the merger. Instead, it will pay to each Foundation stockholder, other than Alpha, an amount of cash (rounded to the nearest whole cent), without interest, equal to the product of (1) the fractional share interest (after aggregating all shares of New Alpha common stock that would otherwise be received by such holder of Foundation common stock) that a holder of Foundation common stock would otherwise receive, and (2) the average closing price of one share of Alpha common stock on the NYSE for the five trading-days ending on the last trading day immediately prior to the date on which the merger is completed.

The Foundation exchange ratio is a fixed ratio. Therefore, the number of shares of New Alpha common stock to be received by holders of Foundation common stock as a result of the merger will not change between now and the time the merger is completed to reflect changes in the trading price of Foundation common stock or share repurchases or issuances of common stock by Foundation, except as permitted by the merger agreement in limited circumstances.

Alpha

Each share of Alpha common stock, other than any shares owned by Foundation, will automatically become one share of New Alpha common stock upon the merger of Alpha with and into Foundation. This one-to-one ratio is sometimes referred to in this joint proxy statement/prospectus as the Alpha exchange ratio. The aggregate number of shares of New Alpha common stock that an Alpha stockholder will be entitled to receive as a result of the merger is equal to the number of shares of Alpha common stock owned by that stockholder immediately prior to the completion of the merger.

The Alpha exchange ratio is a fixed ratio. Therefore, the number of shares of New Alpha common stock to be received by holders of Alpha common stock as a result of the merger will not change between now and the time the merger is completed to reflect changes in the trading price of Alpha common stock or share repurchases or issuances of common stock by Alpha, except as permitted by the merger agreement in limited circumstances.

Ownership of New Alpha After the Merger

Based on the number of shares of Alpha common stock and Foundation common stock issued and outstanding as of May 8, 2009, after completion of the merger, former Alpha stockholders will own approximately 59% of New Alpha’s outstanding common stock and former Foundation stockholders will own approximately 41% of New Alpha’s outstanding common stock.

Interests of Alpha Executive Officers and Directors in the Merger

When considering the recommendation of its board of directors with respect to the merger agreement and the transactions contemplated by the merger agreement, including the merger, Alpha stockholders should be aware that some directors and executive officers of Alpha have interests in the transactions contemplated by the merger agreement that may be different from, or in addition to, their interests as stockholders and the interests of Alpha stockholders generally.

It is expected that the completion of the transaction contemplated by the merger agreement will not constitute a change in control under any Alpha employment agreements or benefit plans. The merger agreement provides that, upon completion of the transaction, all outstanding Alpha stock options, unvested performance shares, restricted shares, restricted stock units and other equity-based compensation awards issued under any Alpha plan will be assumed by New Alpha on the same terms and conditions applicable to the Alpha equity compensation awards prior to the merger.

Under the merger agreement, the New Alpha board of directors is required to use its commercially reasonable efforts to elect Mr. Quillen, Alpha’s current Chief Executive Officer, to serve as executive chairman of the board of directors, and to appoint Mr. Crutchfield, Alpha’s current President, as the Chief Executive Officer of New Alpha. Mr. Quillen and Mr. Crutchfield had previously entered into employment agreements with Alpha, each of which will be affected by the consummation of the merger in the manner described below. Additionally, six members of Alpha’s board of directors will serve as directors of the board of New Alpha.

Mr. Quillen.  Mr. Quillen’s termination as chief executive officer will be treated as if he was terminated without cause, and he will be eligible to receive certain payments and benefits under his employment agreement, subject to his execution of a release agreement. Under the terms of his agreement, upon a termination of Mr. Quillen’s employment without cause or for good reason, he is entitled to (1) a cash severance payment in an amount equal to two times his base salary in effect as of the closing date and two times his target bonus for that year, (2) a pro-rata share of any individual annual cash bonuses or target individual annual cash incentive compensation, (3) any accrued base salary and other amounts accrued and/or owing to such executive, (4) certain health, life and welfare benefits until the earlier to occur of (a) his reaching the age of 65, (b) his obtaining substantially similar benefits from another employer, or (c) the 24-month anniversary of the employment termination date, and (5) a lump sum cash payment of $15,000 in order to cover the cost of outplacement assistance services. Mr. Quillen is also entitled to the acceleration of his equity compensation awards, including, as of the signing date, 92,197 restricted shares, 177,321 performance shares (at aggregated target award opportunities), and a pro-rata portion of 108,304 retention shares.

Under the terms of his employment agreement, Mr. Quillen has also agreed to certain ongoing confidentiality obligations and non-competition and non-solicitation obligations for a period of one year following termination of employment. Assuming that the merger is completed on June 30, 2009, the aggregate value of the cash severance and other benefits that would be payable to Mr. Quillen is approximately $3.2 million, not including the value of the vesting of equity awards described above.

Mr. Crutchfield.  Under the merger agreement, the New Alpha board of directors is required to use its commercially reasonable efforts to elect Mr. Crutchfield, Alpha’s current president, as chief executive officer of New Alpha.

New Alpha agrees to indemnify each present and former Alpha officer and director against liabilities arising out of that person’s services as an officer or director, and maintain directors’ and officers’ liability insurance for a period of six years after closing to cover Alpha directors and officers, subject to certain limitations.

The Alpha board of directors was aware of these arrangements during its deliberations on the merits of the merger and in deciding to recommend that you vote for the adoption of the merger agreement at the Alpha special meeting.

Subsequent to the execution of the merger agreement, the parties engaged in discussions relating to the management team of New Alpha. As a result of those discussions, the parties anticipate that executive officers of New Alpha will be as set forth below in “— Board of Directors and Management of New Alpha Following the Merger” beginning on page 82. It is anticipated that each of the these individuals will be presented with and will engage in discussions with respect to the terms of his employment as an executive officer of New Alpha after the date of this joint proxy statement/prospectus.

Interests of Foundation Executive Officers and Directors in the Merger

When considering the recommendation of its board of directors with respect to the merger agreement and the transactions contemplated by the merger agreement, including the merger, Foundation stockholders should be aware that some directors and executive officers of Foundation have interests in the transactions contemplated by the merger agreement that may be different from, or in addition to, their interests as stockholders and the interests of Foundation stockholders generally. Such interests relate to, or arise from, among other things:

•	the fact that unvested stock options, restricted stock, restricted stock units and cash units held by Foundation’s directors and executive officers will vest and be treated as described in “The Merger Agreement — Effect of the Merger on Foundation’s Equity Awards” beginning on page 94; and

•	the fact that New Alpha, for the period commencing at the consummation of the merger and ending on the later to occur of (i) the first anniversary thereof, and (ii) December 31, 2010, will provide to each individual employed by Foundation immediately prior to the consummation of the merger (other than individuals covered by a collective bargaining agreement) (other than any employees who have entered into or will enter into at or prior to the consummation of the merger an individual employment agreement with Foundation) compensation opportunities and employee benefits that are substantially comparable, in the aggregate, to the compensation opportunities and employee benefits provided by Foundation immediately prior to the consummation of the merger.

Although the completion of the transaction contemplated by the merger agreement will not constitute a technical change in control under any Foundation employment agreements or benefit plans, the practical implications of the transaction are that New Alpha will adopt the name Alpha Natural Resources, Inc. and have headquarters at Alpha’s current offices in Virginia, six of the 10 members of the board of directors will be designated by Alpha, Alpha’s current chairman will become executive chairman of the board of directors of New Alpha, and the president of Alpha will become the chief executive officer of New Alpha. As such, the parties to the merger agreement have provided for the accelerated vesting of outstanding Foundation equity and cash-based awards upon consummation of the merger, as described herein.

Employment Agreements

Each of Foundation’s named executive officers and other senior executives are a party to employment agreements that, among other things, provide for certain payments and benefits upon a qualifying termination of the executive’s employment. Such payments and benefits will not be increased as a result of the completion of the transaction contemplated by the merger agreement. It is possible that certain members of the management team could be presented with, and will discuss with New Alpha, proposed terms for terminating their existing employment agreements and continuing with future employment in a different capacity subsequent to the date of this joint proxy statement/prospectus. It is also possible that certain members of the management team may elect to terminate their employment for “good reason” (as such term is defined in their respective employment agreements) in connection with the completion of the transaction contemplated by the merger agreement.

It is expected that James F. Roberts, Foundation’s current chairman and chief executive officer, will terminate his employment in connection with the completion of the merger. Mr. Roberts’ termination will be treated as if he were terminated without cause, and he will be eligible to receive certain payments and benefits under his employment agreement. Under the terms of his agreement, upon a termination of Mr. Roberts’ employment without cause or for good reason, he is entitled to (1) the accrued but unpaid salary, non-equity incentive plan compensation and reimbursements through the date of termination, (2) the target annual bonus (non-equity incentive plan) for the year of termination, prorated for the amount of time actually employed during such year and (3) subject to Mr. Roberts’ compliance with the non-compete and confidentiality provisions of his employment agreement, the sum of his base salary and target annual bonus (non-equity incentive plan) for the greater of (a) the remainder of his term under the employment agreement and (b) two years, such payment to be received in bi-monthly installments during the one-year period following termination. Furthermore, the employment agreement provides for the payment of excise taxes imposed under Section 4999 of the Code and other related taxes for which Mr. Roberts is responsible as a result of receiving payments and benefits in connection with a “change in control” (as such term is defined by the Code).

Under the terms of his employment agreement, Mr. Roberts has also agreed to certain ongoing confidentiality obligations and non-competition and non-solicitation obligations for a period of one year following the termination of his employment. Assuming that the merger is completed on June 30, 2009, the aggregate value of the cash severance and other benefits that would be payable to Mr. Roberts is approximately $4.2 million, not including the value of the vesting of equity awards described below.

Under the merger agreement, the New Alpha board of directors is required to use its commercially reasonable efforts to elect Kurt D. Kost, Foundation’s current president and chief operating officer, as President of New Alpha.

Subsequent to the execution of the merger agreement, the parties engaged in discussions relating to the management team of New Alpha. As a result of those discussions, the parties anticipate that executive officers of New Alpha will be as set forth below in “— Board of Directors and Management of New Alpha Following the Merger” beginning on page 82. It is anticipated that each of the these individuals will be presented with and will engage in discussions with respect to the terms of his employment as an executive officer of New Alpha after the date of this joint proxy statement/prospectus.

Equity-Based Awards

As described in “The Merger Agreement — Effect of the Merger on Foundation’s Equity Awards,” upon completion of the merger, options to purchase shares of Foundation common stock will be converted into options to purchase shares of New Alpha common stock. New Alpha will assume each of Foundation’s stock option plans at the effective time of the merger. Each unvested Foundation stock option outstanding under any Foundation stock option plan will become fully vested and exercisable in connection with the merger for a number of whole shares of New Alpha common stock equal to the product of the number of shares of Foundation common stock issuable upon exercise of the Foundation stock option immediately before the effective time of the merger multiplied by Foundation exchange ratio. In addition, the per share exercise price of each Foundation stock option will be equal to the quotient determined by dividing the per share exercise price of the Foundation stock option by the Foundation exchange ratio.

Each restricted share of Foundation common stock and each restricted stock unit subject to time-based vesting granted by Foundation to its employees (including its executive officers) and directors will become fully vested in connection with the merger, and the holders thereof will be entitled to receive the merger consideration with respect to such vested shares upon completion of the merger.

Each Foundation restricted stock unit under any Foundation benefits plan held by a member of Foundation’s senior management (including its executive officers) that is subject to performance-based vesting and is outstanding immediately prior to such time will become fully vested and will be assumed by New Alpha and converted automatically at such time into a vested restricted stock unit of New Alpha (with such vested New Alpha restricted stock unit to be settled on the settlement date in 2012 applicable to such Foundation restricted stock unit). The number of shares of New Alpha common stock subject to each such vested New Alpha restricted stock unit will be equal to the product of the number of shares of Foundation common stock subject to the applicable Foundation restricted stock unit immediately before the effective time of the merger multiplied by the Foundation exchange ratio. In addition, each cash unit issued under any Foundation benefits plan that is held by a member of senior management (including Foundation’s executive officers) and outstanding immediately prior to such time will become fully vested and be assumed by New

Alpha and converted automatically at such time into one vested cash unit of New Alpha, representing the right of its holder to receive $14.02 in cash, which is equivalent to 100% of its original value, such amount to be payable in 2012, upon the same schedule applicable to the Foundation cash unit.

		Aggregate
	Number of	Spread	Total Number	Aggregate Value		Aggregate
	Shares	for All	of All Unvested	of All Unvested	Total Number	Value of
	Underlying All	Unvested	Foundation	Foundation	of All	All Unvested
	Unvested	Foundation	Restricted	Restricted	Unvested	Foundation
	Foundation	Stock	Stock	Stock	Foundation	Cash
Executive Officer	Stock Options	Options ($)(1)	Units	Units ($)(1)	Cash Units	Units ($)

James F. Roberts	39,109	889,730	111,207	3,478,555	26,088	365,754
Frank J. Wood	14,367	326,849	31,173	975,091	7,314	102,542
Kurt D. Kost	0	0	58,497	1,829,786	13,722	192,382
James J. Bryja	11,972	272,363	37,917	1,186,044	8,898	124,750
A. Scott Pack, Jr.	0	0	23,517	735,612	5,520	77,390
All Other Executive Officers as a Group	38,310	871,553	58,614	1,833,446	13,752	192,803
TOTAL	103,758	2,360,495	320,925	10,038,534	75,294	1,055,622

(1)	Based upon a Foundation equivalent price per share of $31.28 on May 11, 2009, which is equal to the closing price of an Alpha common share on the applicable date multiplied by 1.0840.

			Total Number
	Number of	Aggregate Value	of All	Aggregate Value of
	Shares of	for All Shares	Unvested	All Unvested
	Restricted	of Restricted	Foundation	Foundation
	Foundation	Foundation	Restricted Stock	Restricted Stock
Director	Stock	Stock ($)(1)	Units	Units ($)(1)

William J. Crowley, Jr.	1,500	46,920	5,350	167,348
David I. Foley	2,700	84,456	5,350	167,348
P. Michael Giftos	2,100	65,688	5,350	167,348
Alex T. Krueger	2,700	84,456	5,350	167,348
Joel Richards, III	2,100	65,688	5,350	167,348
Robert C. Scharp	2,100	65,688	5,350	167,348
Thomas V. Shockley, III	2,700	84,456	5,350	167,348
TOTAL	15,900	497,352	37,450	1,171,436

(1)	Based upon a Foundation equivalent price per share of $31.28 on May 11, 2009, which is equal to the closing price of an Alpha common share on the applicable date multiplied by 1.0840.

New Alpha will indemnify each present and former Foundation officer and director against liabilities arising out of that person’s services as an officer or director, and maintain directors’ and officers’ liability insurance for a period of six years after closing to cover Foundation’s directors and officers, subject to certain limitations.

For a discussion of the composition of the surviving company board of directors, see “— Board of Directors and Management of New Alpha Following the Merger.”

The Foundation board of directors was aware of these arrangements during its deliberations on the merits of the merger and in deciding to recommend that you vote for the adoption of the merger agreement at the Foundation special meeting.

Listing of New Alpha Common Stock

It is a condition to the merger that the shares of common stock of Foundation as New Alpha in connection with the merger be authorized for issuance on the NYSE subject to official notice of issuance.

Shares of Foundation common stock are currently traded on the NYSE under the symbol “FCL.” Shares of Alpha common stock are currently traded on the NYSE under the symbol “ANR.” If the merger is completed, Alpha common stock will no longer be listed on the NYSE and will be deregistered under the Exchange Act, Alpha will no longer file periodic reports with the SEC, and New Alpha common stock will be listed on the NYSE under the symbol “ANR.”

Board of Directors and Management of New Alpha Following the Merger

Under the merger agreement, Alpha and Foundation have agreed that immediately prior to, but subject to the effectiveness of the merger, the board of directors of each of Alpha and Foundation will be expanded to include ten members, of which six would be current members of the Alpha board and four (three of whom must be independent) will be current members of the Foundation board. These ten board designees have been chosen by a joint committee composed of two representatives appointed by Alpha and two representatives appointed by Foundation and will continue as the New Alpha board of directors following the completion of the merger. New Alpha will take all actions necessary to ensure that the four Foundation board designees are recommended by the New Alpha board of directors for reappointment at the 2010 annual stockholders meeting of New Alpha.

The ten members of the Alpha and Foundation boards of directors immediately prior to the effective time, and of New Alpha immediately after the effective time, will be William J. Crowley Jr., Kevin S. Crutchfield, E. Linn Draper, Jr., Glenn A. Eisenberg, John W. Fox, Jr., P. Michael Giftos, Michael J. Quillen, Joel Richards, III, James F. Roberts and Ted G. Wood. All of the directors of New Alpha will be independent under applicable NYSE rules, other than Messrs. Quillen, Crutchfield and Roberts. Alpha and Foundation (other than with respect to the members of their respective boards who will be directors of New Alpha) each will have received resignations from the members of their boards of directors that are effective as of immediately prior, but subject, to the occurrence of the effective time.

William J. Crowley Jr. (63) was appointed to Foundation’s board of directors in December 2004. He has served as chairman of Foundation’s audit committee since December 2004, and is Foundation’s audit committee financial expert. Mr. Crowley has served as an independent business advisor to various companies since 2002. Prior to his retirement in 2002, Mr. Crowley had a thirty-two year career with Arthur Andersen LLP, of which 16 years were in Baltimore, Maryland, most recently serving for seven years as managing partner of the Baltimore office. Mr. Crowley currently serves as a director, member of the audit committee and chairman of the investment subcommittee of JNL Series Trust. He served as a director and chairman of the audit committee and was on the nominating and governance committee of BioVeris Corporation from May 2004 to June 2007 when that company was acquired. He served as a director and member of the audit committee of Provident Bankshares Corporation from May 2003 to May 2009 when the company was acquired.

Kevin S. Crutchfield (48) has served as Alpha’s president since January 2007 and as a member of Alpha’s board of directors since November 2007. Prior to that time, Mr. Crutchfield served as Alpha’s executive vice president since Alpha’s formation in November 2004. Mr. Crutchfield joined Alpha’s management team as the executive vice president of Alpha Natural Resources, LLC and vice president of ANR Holdings, LLC in March 2003, and also served as the executive vice president of ANR Holdings, LLC from November 2003 until ANR Holdings was merged with another of Alpha’s subsidiaries in December 2005. From June 2001 through January 2003, he was vice president of El Paso Corporation, a natural gas and energy provider, and president of Coastal Coal Company, a coal producer and affiliate of El Paso Corporation acquired by Alpha in 2003. Prior to joining El Paso, he served as president and chief executive officer of AMVEST Corporation, a coal and gas producer and provider of related products and services, and held executive positions at AEI Resources, Inc., a coal producer, including president and chief executive officer. Before joining AEI Resources, he served as the chairman, president and chief executive officer of Cyprus Australia Coal Company (“Cyprus”) and held executive operating management positions with Cyprus in the U.S. before being relocated to Sydney, Australia in 1997. He worked for Pittston Coal Company, a coal mining company (“Pittston”), in various operating and executive management positions from 1986 to 1995, including as vice president Operations prior to joining Cyprus.

At the effective time of the merger, the board of directors of New Alpha must use commercially reasonable efforts to elect Mr. Crutchfield as chief executive officer of New Alpha.

E. Linn Draper, Jr. (67) has been a member of Alpha’s board of directors since Alpha’s formation in November 2004 and is currently lead director, chairman of Alpha’s compensation committee and a member of the safety, health and environmental committee. Mr. Draper joined American Electric Power (“AEP”), an electric utility company, as president in 1992 and served as the chairman, president and chief executive officer of AEP from 1993 until his retirement in April 2004. Prior to joining AEP, Mr. Draper worked for Gulf States Utilities Company, an electric utility company, from 1979 to 1992, serving as its chairman of the board of directors, and president and chief executive officer from 1987 to 1992. He serves as a director of Temple-Inland Inc., a building products and corrugated packaging company (serving as chairman of the human resources committee and as lead director); TransCanada Corporation, a pipeline and power generation company (serving as chairman of the health, safety and environment committee and as a member of their human resources committee); and Alliance Data Systems, Inc., a data management and transaction processing company (serving as a member of the human resources committee). Mr. Draper is also non-executive chairman of the board of directors of NorthWestern Corporation, an electric and gas utility.

Glenn A. Eisenberg (48) has been a member of Alpha’s board of directors since the 2005 Annual Meeting and is currently chairman of Alpha’s audit committee and a member of Alpha’s nominating and corporate governance committee. Mr. Eisenberg currently serves as executive vice president, finance and administration of The Timken Company, a diversified industrial manufacturer of innovative materials, products and services providing friction management and power transmission solutions for any kind of mechanical application. Prior to joining The Timken Company in 2002, Mr. Eisenberg served as president and chief operating officer of United Dominion Industries, a manufacturer of proprietary engineered products, from 1999 to 2001, and as the president — test instrumentation segment and executive vice president for United Dominion Industries from 1998 to 1999. Mr. Eisenberg also serves as a director and chairman of the audit committee of Family Dollar Stores, Inc., owners and operators of discount stores throughout the United States.

John W. Fox, Jr. (62) has been a member of Alpha’s board of directors since Alpha’s formation in November 2004 and is currently chairman of Alpha’s nominating and corporate governance committee and a member of Alpha’s compensation committee. Mr. Fox served as senior vice president, Coal Services for Norfolk Southern Company, a railroad operator, from April 2001 until his retirement in November 2003, and as senior vice president Coal Marketing from December 1999 to April 2001. Mr. Fox began his career with a predecessor of Norfolk Western Railroad Company in 1969.

P. Michael Giftos (62) was appointed to Foundation’s board of directors in December 2005. Mr. Giftos has also served as a member of the board of directors of Pacer International, Inc. since April 2004, in which he is a member of its compensation committee and chairman of its governance committee. From 1985 to 2004, he served in many executive positions with CSX Corporation and its subsidiaries (“CSX”). From 2000 through 2004, Mr. Giftos served as CSX Transportation’s executive vice president and chief commercial officer. He served as senior vice president and general counsel at CSX from 1990 through 2000. From 1985 through 1989 he served as vice president and general counsel at CSX. Mr. Giftos received his law degree from the University of Maryland and a Bachelor of Arts in Political Science from George Washington University.

Michael J. Quillen (60) has served as Alpha’s chief executive officer and a member of Alpha’s board of directors since Alpha’s formation in November 2004 and served as Alpha’s president until January 2007. He was named chairman of the board of directors in October 2006 and is currently a member of the safety, health and environmental committee. Mr. Quillen joined Alpha’s management team as president and the sole manager of Alpha Natural Resources, LLC, Alpha’s top-tier operating subsidiary, in August 2002, and has served as chief executive officer of Alpha Natural Resources, LLC since January 2003. He also served as the president and a member of the board of directors of ANR Holdings, LLC, Alpha’s former top-tier holding company, from December 2002 until ANR Holdings, LLC was merged with another of Alpha’s subsidiaries in December 2005, and as the chief executive officer of ANR Holdings, LLC from March 2003 until December 2005. From September 1998 to December 2002, Mr. Quillen was executive vice president — Operations of AMCI Metals and Coal International Inc., a mining and marketing company (“AMCI”). While at AMCI, he was also responsible for the development of AMCI’s Australian properties. Mr. Quillen has over 30 years of experience in the coal industry starting as an engineer. He has held senior executive positions in the coal industry throughout his career, including as vice president — operations of Pittston, president of Pittston Coal Sales Corp., vice president of AMVEST Corporation, vice president — operations of NERCO Coal Corporation, president and chief executive officer of Addington, Inc. and manager of Mid-Vol Leasing, Inc. Mr. Quillen serves on the board of directors and as a member of the compensation committee, ethics, environment, safety and health committee and the finance committee of Martin Marietta Materials, Inc., a leading producer of construction aggregates in the United States.

At the effective time of the merger, the board of directors of New Alpha must use commercially reasonable efforts to elect Mr. Quillen as executive chairman of the board of directors of New Alpha.

Joel Richards, III (62) has been Foundation’s lead independent director since April 2006. He was appointed to Foundation’s board of directors in March 2005. He has served as the chairman of the nominating and corporate governance committee since March 2005. He served as a member of the board of directors of Foundation’s predecessor, RAG American Coal Holdings, Inc., from 2000 to 2003. Mr. Richards has served as a member of the board of directors of The Layton Companies, Inc. since September 2008, in which he is member of its audit and compensation committees. The Layton Companies, Inc. is a privately held and nationally ranked firm specializing in construction management for a wide variety of commercial and public clients. Since 2002, he has been a principal in a management consultant firm. Mr. Richards was executive vice president and Chief Administrative Officer with El Paso Energy Corp. from 1996 until his retirement in 2002. From 1990 through 1996 he served as senior vice president human resources and administration at El Paso Natural Gas Company. He was senior vice president finance and administration at Meridian Minerals Company, where he worked from 1985 to 1990. Prior to that, he held various management and labor relations positions at Burlington Northern, Inc., Union Carbide Corporation and Boise Cascade Corporation. Mr. Richards earned his Bachelor of Science in Political Science and Masters in Administration from Brigham Young University.

James F. Roberts (59) is Foundation’s chairman of the board of directors and chief executive officer. He was appointed to Foundation’s board of directors and elected chief executive officer in August 2004. Mr. Roberts served as Foundation’s president from August 2004 to January 2008. Prior to that position, he was president and chief executive officer of RAG American Coal Holding, Inc. from January 1999 to August 2004. Mr. Roberts was president of CoalARBED International Trading from 1981 to 1999, chief financial officer of Leckie Smokeless Coal Company from 1977 to 1981 and vice president of Finance at Solar Fuel Company from 1974 to 1977. Mr. Roberts is a director of the National Mining Association and former chairman, a director of the American Coalition for Clean Coal Electricity, a member of the executive committee of the National Coal Council and the vice-chair of the Coal Utilization Research Council.

Ted G. Wood (71) has been a member of Alpha’s board of directors since January 2006 and is currently chairman of Alpha’s safety, health and environmental committee and a member of Alpha’s compensation committee. He also served as president of The United Company’s operating companies from 1998 until his retirement in 2002. Additionally, Mr. Wood served as vice chairman of The United Company from January 2003 until August 2003. From 1994 to 1995, Mr. Wood was president and chief executive officer of KV Pharmaceutical Co. in St. Louis, Missouri. Prior to that time, he held executive positions with several pharmaceutical companies, acting as president of Boehringer Mannheim Pharmaceutical Corporation from 1992 to 1993, executive vice president of marketing and sales for SmithKline Beecham Corporation from 1990 to 1991 and president of Beecham Laboratories, U.S.A. from 1988 to 1989. Mr. Wood currently serves on the board of directors of King Pharmaceuticals, Inc. (serving as lead director and a member of their compensation committee, human resources committee and chairman of their nominating and governance committee). Mr. Wood served as a director of Pozen Inc., a pharmaceutical company, from 2000 until 2006 and was a member of its compensation committee.

At the effective time of the merger, the New Alpha board of directors will use its commercially reasonable efforts to elect the following persons: Michael J. Quillen as executive chairman of the New Alpha board of directors, Kevin S. Crutchfield as chief executive officer of New Alpha, and Kurt D. Kost as president of New Alpha. Also, at the effective time of the merger, the New Alpha board of directors will use its commercially reasonable efforts to elect a current director of Foundation to be named by Foundation as chairman of the nominating and corporate governance committee of New Alpha.

Alpha and Foundation currently anticipate that the following individuals will become executive officers of New Alpha, subject to and effective upon the consummation of the merger:

Name	Current Position	Position with New Alpha

Philip J. Cavatoni	Treasurer and Executive Vice President — Finance and Strategy of Alpha	Chief Strategy Officer
Kevin S. Crutchfield	President of Alpha	Chief Executive Officer
Vaughn R. Groves	Senior Vice President, Secretary and General Counsel of Alpha	General Counsel and Corporate Secretary
Kurt D. Kost	President and Chief Operating Officer of Foundation	President
Randy L. McMillion	Executive Vice President and Chief Operating Officer of Alpha	Chief Administrative Officer
Eddie W. Neely	Executive Vice President, Chief Financial Officer, Assistant Secretary and Controller of Alpha	Chief Risk Officer
Michael R. Peelish	Senior Vice President — Safety and Human Resources of Foundation	Chief Sustainability Officer
Michael J. Quillen	Chairman of the Board of Directors and Chief Executive Officer of Alpha	Executive Chairman
Frank J. Wood	Senior Vice President and Chief Financial Officer of Foundation	Chief Financial Officer

It is anticipated that each of the above individuals will be presented with and will engage in discussions with respect to the terms of his employment as an executive officer of New Alpha after the date of this joint proxy statement/prospectus.

Regulatory Approvals Required for the Merger

The completion of the merger is subject to compliance with the HSR Act. The notifications required under the HSR Act to the FTC and the Antitrust Division were filed on May 20, 2009. The HSR waiting period expires at 11:59 p.m. EST on June 19, 2009 unless it is shortened by a grant of early termination or extended by the issuance by the FTC or the Antitrust Division of a request for additional information, or a second request. If a second request is issued, the waiting period will be extended until 30 days after substantial compliance with the second request unless the parties agree to extend the waiting period or the FTC or the Antitrust Division concludes its investigation and grants early termination of the second request waiting period.

Alpha and Foundation have agreed to use their commercially reasonable efforts, subject to specified limitations, to take, or cause to be taken, all actions necessary, proper or advisable under applicable law and regulations, including the HSR Act, to complete the merger in the most expeditious manner practicable. See “The Merger Agreement — Termination of the Merger Agreement” beginning on page 109.

Under the merger agreement, the use of such commercially reasonable efforts does not require Alpha to agree to or make any concessions or undertakings to (including agreements to divest or hold separate assets or limit lines of business) if such agreements, concessions or undertakings either (a) would have a material and adverse effect on the benefits Alpha reasonably expects to be derived from the combination of Alpha and Foundation or materially limit the conduct of business by New Alpha, or (b) are not required to permit the consummation of the merger without material delay. See “The Merger Agreement — Covenants and Agreements — Commercially Reasonable Efforts; Covenants and Agreements” beginning on page 103.

It is possible that any of the governmental entities with which filings have been or will be made may seek additional regulatory concessions or impose additional conditions or states or private parties may commence litigation to prevent the completion of the merger. There can be no assurance that:

•	Alpha or Foundation will be able to satisfy or comply with any conditions imposed;

•	compliance or non-compliance will not have adverse consequences on New Alpha after completion of the merger; or

•	litigation, if any, will be resolved favorably by Alpha and Foundation.

See “The Merger Agreement — Conditions to Completion of the Merger” beginning on page 107.

Dividend Policy of New Alpha Following the Merger

The payment of dividends by New Alpha after the merger is subject to the determination of its board of directors. Decisions regarding whether or not to pay dividends and the amount of any dividends will be based on compliance with the DGCL, compliance with agreements governing New Alpha’s indebtedness, earnings, cash requirements, results of operations, cash flows and financial condition and other factors that the New Alpha board of directors may consider important.

Financing Relating to the Merger

The merger and the other transactions contemplated by the merger agreement are not conditioned or contingent upon the arrangement or receipt of any financing, or any amendment, elimination or waiver of any existing indebtedness.

On May 22, 2009, Foundation and two subsidiaries of Foundation, Foundation Coal Corporation and Foundation PA Coal Company, LLC, entered into an amendment to the Foundation loan agreement, which amendment is referred to as the “Foundation loan agreement amendment.” Pursuant to and subject to the terms and conditions therein, the Foundation loan agreement amendment provides for, among other things, the inclusion of New Alpha and the subsidiaries of Alpha, other than certain excluded subsidiaries, as guarantors under the Foundation loan agreement. The Foundation loan agreement amendment would also remove certain impediments to the integration of Alpha and Foundation, permit New Alpha to avoid dual capital structures and SEC reporting, and provide New Alpha with additional flexibility to take certain actions under the negative covenants in the Foundation loan agreement. Concurrently with the signing of the merger agreement, Alpha, Foundation Coal Corporation and Foundation PA Coal Company, LLC had previously entered into several commitment letters with certain of Foundation’s existing lenders under the Foundation loan agreement stating that such lenders would execute the Foundation loan agreement amendment. In addition, Alpha also received commitments from Barclays Bank PLC, Citicorp North America, Inc. and Union Bank, N.A. to provide up to $92.4 million in additional revolving credit facility commitments to New Alpha under the Foundation loan agreement.

The terms of the Foundation loan agreement amendment will not become operative until the closing of the merger and satisfaction or waiver of the other conditions contained therein, including, without limitation, the payment of all applicable fees and expenses, the receipt of certain corporate documents, the fulfillment of certain collateral and guarantee requirements, the receipt of opinions of counsel of Alpha and Foundation Coal Corporation, termination and payoff, which would include the termination of a revolving credit line and the repayment of a term loan, of Alpha’s existing Credit Agreement, dated as of October 26, 2005, as amended, among Alpha, Citicorp North America, Inc., as administrative agent and collateral agent and the agents and lenders party thereto, the absence of material adverse changes to Alpha and Foundation and the accuracy of certain representations and warranties. A copy of the Foundation loan agreement amendment is included as an exhibit to the registration statement that contains this joint proxy statement/prospectus and is incorporated into this joint proxy statement/prospectus by reference.

Also in connection with the merger, Alpha may decide to seek to (1) solicit the consent of holders of Foundation PA Coal Company, LLC’s 7.25% Senior Notes due 2014, to amend, eliminate or waive certain provisions of such notes in order to provide additional covenant flexibility, and/or (2) increase the aggregate principal amount of the revolving credit facility under the Foundation loan agreement pursuant to the terms thereof. The completion of any such consent solicitation and/or any such increase of the revolving credit facility will be subject to consummation of the merger.

Upon Alpha’s request, Foundation is obligated to use its commercially reasonable efforts to cooperate with Alpha with respect to the financing activities described above, subject to specified limitations. Alpha’s obligation to complete the merger is not subject to any financing condition or contingency. See “Merger Agreement — Covenants and Agreements — Financing Matters” on page 105.

Stockholders’ Rights of Appraisal

Alpha and Foundation are both incorporated under Delaware law. Under Delaware law, because the respective shares of common stock of Alpha and Foundation are listed on a national securities exchange on the record date for the vote on the merger and stockholders of Alpha and Foundation are each receiving as consideration pursuant to the merger agreement shares of New Alpha and cash in lieu of fractional shares, neither the stockholders of Alpha nor the stockholders of Foundation have appraisal rights or similar rights to a court determination of the fair value of their shares in connection with the transaction.

Accounting Treatment

The merger will be accounted for as a business combination using the “acquisition” method of accounting. For financial accounting purposes, Alpha has been determined to be the accounting acquirer based upon the following factors. Alpha and Foundation expect that, upon completion of the merger, Foundation stockholders will receive approximately 41% of the outstanding common stock of New Alpha in respect of their Foundation shares and Alpha stockholders will receive approximately 59% of the outstanding common stock of New Alpha. In addition to considering these relative voting rights, Alpha also considered the proposed composition of New Alpha’s board of directors and the board’s committees, the proposed structure and members of the executive management team of New Alpha, and the premium to be paid by Alpha to acquire Foundation were also considered.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following is a summary of the material United States federal income tax consequences of the merger and the recapitalization to U.S. holders of Alpha common stock and Foundation common stock who hold their stock as a capital asset. The summary is based on the Code, the Treasury regulations issued under the Code, and administrative rulings and court decisions in effect as of the date of this joint proxy statement/prospectus, all of which are subject to change at any time, possibly with retroactive effect.

For purposes of this discussion, the term “U.S. holder” means a beneficial holder of Alpha common stock or Foundation common stock that is:

•	an individual citizen or resident of the United States;

•	a corporation, or other entity taxable as corporation for United States federal income tax purposes, created or organized under the laws of the United States or any of its political subdivisions;

•	a trust that (1) is subject to the supervision of a court within the United States and the control of one or more United States persons or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person; or

•	an estate that is subject to United States federal income tax on its income regardless of its source.

If a partnership holds Alpha common stock or Foundation common stock, the tax treatment of a partner will generally depend on the status of the partners and the activities of the partnership. If a U.S. holder is a partner in a partnership holding Alpha common stock or Foundation common stock, the U.S. holder should consult its tax advisor.

This summary is not a complete description of all the tax consequences of the merger and, in particular, may not address United States federal income tax considerations applicable to holders of Alpha common stock or Foundation common stock who are subject to special treatment under United States federal income tax law (including, for example, non-United States persons, financial institutions, dealers in securities, insurance companies or tax-exempt entities, holders who acquired Foundation common stock or Alpha common stock pursuant to the exercise of an employee stock option or right or otherwise as compensation, and holders who hold Alpha common stock or Foundation common stock as part of a hedge, straddle, conversion transaction or other integrated investment). This summary does not address the tax consequences of any transaction other than the merger and the recapitalization. This summary does not address the tax consequences to any person who actually or constructively owns 5% or more of the Alpha common stock or the Foundation common stock. Also, this summary does not address United States federal income tax considerations applicable to holders of options or warrants to purchase Foundation common stock or Alpha common stock, or holders of debt instruments convertible into Foundation common stock or Alpha common stock. In addition, no information is provided with respect to the tax consequences of the merger or the recapitalization under applicable state, local or non-United States laws.

The obligations of Alpha and Foundation to consummate the merger and the recapitalization as currently anticipated are conditioned on the receipt of opinions of their respective tax counsel, Cleary Gottlieb (as to Alpha) and Skadden (as to Foundation), dated the effective date of the merger, each referred to as a tax opinion, to the effect that the merger will be treated as a reorganization within the meaning of Section 368(a) of the Code. In addition, Skadden will deliver a tax opinion to the effect that the recapitalization will be treated as a reorganization within the meaning of Section 368(a) of the Code. Each of the tax opinions will be subject to customary qualifications and assumptions, including the assumption that the merger and the recapitalization will be completed according to the terms of the merger agreement. In rendering the tax opinions, each counsel may rely upon representations and covenants, including those contained in certificates of officers of Alpha and Foundation. Although the merger agreement allows each of Alpha and Foundation to waive the condition to closing described above, neither Foundation nor Alpha currently anticipates doing so.

Neither the tax opinions nor the discussion that follows is binding on the Internal Revenue Service, referred to as the IRS, or the courts. In addition, the parties do not intend to request a ruling from the IRS with respect to the merger. Accordingly, there can be no assurance that the IRS will not challenge the conclusion expressed in the tax opinions or the discussion below, or that a court will not sustain such a challenge.

The following discussion assumes that the exchange of Alpha common stock for New Alpha common stock pursuant to the merger and the exchange of Foundation common stock for New Alpha common stock pursuant to the recapitalization each will constitute a reorganization within the meaning of Section 368(a) of the Code.

Holders of Alpha common stock should not recognize gain or loss upon the receipt of shares of New Alpha common stock pursuant to the merger. Subject to the discussion below regarding fractional shares, holders of Foundation common stock should not recognize gain or loss upon the receipt of New Alpha shares pursuant to the reorganization.

The aggregate tax basis of the shares of New Alpha common stock received pursuant to the merger or the recapitalization, respectively (including, in the case of holders of Foundation common stock, any fractional shares of New Alpha common stock deemed received and redeemed as described below) should equal the aggregate tax basis of the Alpha common stock or Foundation common stock, respectively, surrendered in exchange therefor. The holding period in the shares of New Alpha common stock received by a holder of Alpha common stock or Foundation common stock in the merger or the recapitalization, respectively, should include the holding period of the holder’s Alpha common stock or Foundation common stock surrendered in exchange therefor.

Cash, if any, received by a holder of Foundation common stock in lieu of the receipt of a fractional share of New Alpha common stock generally should be treated as if the holder received the fractional share in the recapitalization and then received the cash in redemption of the fractional shares. The holder generally should recognize capital gain or loss equal to the difference between the amount of the cash received in lieu of a fractional share of New Alpha common stock and the portion of the holder’s tax basis allocable to such fractional share. Any gain recognized by a holder of Foundation common stock generally should be long-term capital gain if the holder’s holding period for its shares of Foundation common stock is more than one year on the date of the recapitalization.

Backup withholding

Backup withholding may apply with respect to the cash consideration received by a holder of Foundation common stock in the merger unless the holder:

•	is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact; or

•	provides a correct taxpayer identification number, certifies as to no loss of exemption from backup withholding and that such holder is a U.S. person (including a U.S. resident alien) and otherwise complies with applicable requirements of the backup withholding rules.

A holder of Foundation common stock who does not provide New Alpha (or the exchange agent) with its correct taxpayer identification number may be subject to penalties imposed by the IRS. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against the holder’s federal income tax liability, provided that the holder timely furnishes certain required information to the IRS.

Reporting requirements

U.S. holders of Foundation common stock or Alpha common stock will be required to retain records pertaining to the merger and the recapitalization and may be required to file with their United States federal income tax return for the year in which the merger or the recapitalization occur a statement setting forth certain facts relating to the transactions. U.S. holders who owned at least five percent (by vote or value) of the total outstanding shares of Alpha common stock or Foundation common stock before the merger or recapitalization or whose tax basis in the Alpha common stock or Foundation common stock surrendered pursuant to the merger or recapitalization equals or exceeds $1 million are subject to certain requirements with respect to the merger. U.S. holders are urged to consult with their tax advisors with respect to these and other reporting requirements applicable to the merger.

THE FOREGOING DISCUSSION OF UNITED STATES FEDERAL INCOME TAX CONSEQUENCES IS FOR GENERAL INFORMATION PURPOSES ONLY AND IS NOT INTENDED TO CONSTITUTE A COMPLETE DESCRIPTION OF ALL TAX CONSEQUENCES RELATING TO THE MERGER AND THE RECAPITALIZATION. TAX MATTERS ARE VERY COMPLICATED, AND THE TAX CONSEQUENCES OF THE MERGER TO YOU WILL DEPEND UPON THE FACTS OF YOUR PARTICULAR SITUATION. BECAUSE INDIVIDUAL CIRCUMSTANCES MAY DIFFER, WE URGE YOU TO CONSULT WITH YOUR TAX ADVISOR REGARDING THE APPLICABILITY TO YOU OF THE RULES DISCUSSED ABOVE AND THE PARTICULAR TAX EFFECTS TO YOU OF THE MERGER AND THE RECAPITALIZATION, INCLUDING THE APPLICATION OF STATE, LOCAL AND FOREIGN TAX LAWS.

THE MERGER AGREEMENT

The following is a summary of certain material provisions of the merger agreement, a copy of which is attached as Annex A to this joint proxy statement/prospectus and is incorporated into this joint proxy statement/prospectus by reference. We urge you to read carefully this entire joint proxy statement/prospectus, including the annexes and the other documents to which we have referred you. You should also review the section titled “Where You Can Find More Information” beginning on page 136.

The merger agreement has been included for your convenience to provide you with information regarding its terms, and we recommend that you read it in its entirety. Except for its status as the contractual document that establishes and governs the legal relations between Alpha and Foundation with respect to the merger, we do not intend for the merger agreement to be a source of factual, business or operational information about either Alpha or Foundation. The merger agreement contains representations and warranties that Alpha and Foundation have made to each other. Those representations and warranties are qualified in several important respects, which you should consider as you read them in the merger agreement.

First, except for the parties themselves, under the terms of the merger agreement, only certain other specifically identified persons are third party beneficiaries of the merger agreement who may enforce it and rely on its terms.

Second, the representations and warranties are qualified in their entirety by certain information of each of Alpha and Foundation filed with the SEC prior to the date of the merger agreement, as well as by a confidential disclosure letter that each of Alpha and Foundation prepared and delivered to the other immediately prior to signing the merger agreement.

Third, certain of the representations and warranties made by Alpha, on the one hand, and Foundation, on the other hand, were made as of a specified date, may be subject to a contractual standard of materiality different from what might be viewed as material to stockholders, and may have been used for the purpose of allocating risk between the parties to the merger agreement rather than as establishing matters as facts.

Fourth, none of the representations or warranties will survive the closing of the merger and they will therefore have no legal effect under the merger agreement after the closing. The parties will not be able to assert the inaccuracy of the representations and warranties as a basis for refusing to close unless all such inaccuracies as a whole would reasonably be expected to have or result in, individually or in the aggregate, a material adverse effect on the party that made the representations and warranties, except for certain limited representations and warranties that must be true and correct in all, or all but de minimis, respects. Otherwise, for purposes of the merger agreement, the representations and warranties will be deemed to have been sufficiently accurate to require a closing.

For the foregoing reasons, you should not rely on the representations and warranties as statements of factual information. Moreover, information concerning the subject matter of the representations and warranties may have changed since the date of the merger agreement, and subsequently developed or new information qualifying a representation or warranty may have been included in a filing with the SEC made since the date of the merger agreement (including in this joint proxy statement/prospectus).

The Merger; Closing

Upon the terms and subject to the conditions of the merger agreement, and in accordance with Delaware law, at the effective time of the merger, Alpha will merge with and into Foundation. The separate corporate existence of Alpha will cease and Foundation will continue as the surviving corporation of the merger. The name of New Alpha will be amended in the merger to be Alpha Natural Resources, Inc.

The closing of the merger will occur at a date and time agreed by the parties, but no later than the third business day following the date on which all of the conditions to the merger, other than conditions that, by their terms, cannot be satisfied until the closing date (but subject to satisfaction of such conditions) have been satisfied or waived, unless the parties agree on another time. Alpha and Foundation expect to complete the merger later this year. However, they cannot assure you that such timing will occur or that the merger will be completed as expected.

As soon as practicable on or after the closing date of the merger, Alpha and Foundation will file a certificate of merger with the Secretary of State of the State of Delaware. The effective time of the merger will be the time Alpha and Foundation files the certificate of merger or at a later time upon which Alpha and Foundation may need to agree and specify in the certificate of merger.

Certificate of Incorporation and Bylaws of New Alpha

At the effective time of the merger, the certificate of incorporation of Foundation will, by virtue of the merger, be amended and restated in its entirety as set forth on Annex A of the merger agreement, and as so amended will be the certificate of incorporation of New Alpha. The only changes made by the amended and restated certificate of incorporation to the certificate of incorporation of Foundation will be that the name of New Alpha will be Alpha Natural Resources, Inc. and that the number of shares of common stock that New Alpha is authorized to issue will be 200 million shares.

At the effective time of the merger, the bylaws of Foundation will, by virtue of the merger, be amended and restated in their entirety as set forth on Annex B of the merger agreement, and as so amended will be the bylaws of New Alpha. These amended and restated bylaws will be based on Alpha’s bylaws with changes made to certain provisions to maintain consistency with the provisions of the certificate of incorporation of New Alpha. As required by the merger agreement, the amended and restated bylaws will also state that there will be initially ten directors.

Directors and Officers of New Alpha

Immediately prior to, but subject to the effectiveness of the merger, the board of directors of each of Alpha and Foundation would be expanded to include ten members, of which six would be current members of the Alpha board and four (three of whom must meet the independence standards of the NYSE) would be current members of the Foundation board. These ten board designees have been chosen by a joint committee composed of two representatives appointed by Alpha and two representatives appointed by Foundation and will continue as the New Alpha board of directors following the completion of the merger. The four Foundation board designees will be recommended by the New Alpha board of directors for reappointment at the 2010 annual stockholders meeting of New Alpha.

The ten directors of New Alpha will be William J. Crowley Jr., Kevin S. Crutchfield, E. Linn Draper, Jr., Glenn A. Eisenberg, John W. Fox, Jr., P. Michael Giftos, Michael J. Quillen, Joel Richards, III, James F. Roberts and Ted G. Wood.

At the effective time of the merger, the New Alpha board of directors will use its commercially reasonable efforts to elect the following persons: Michael J. Quillen as Chairman of the Board of Directors of New Alpha, Kevin S. Crutchfield as Chief Executive Officer of New Alpha, and Kurt D. Kost as President of New Alpha, each of whom will hold office until the earlier of his resignation or removal or until his successor is duly elected and qualified. Also, at the effective time of the merger, the New Alpha board of directors will use its commercially reasonable efforts to elect an individual to be named by Foundation as Chairman of the Nominating and Corporate Governance Committee of New Alpha.

The merger agreement states that except as noted above, the officers of Alpha immediately prior to the effective time of the merger will be the officers of New Alpha until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be. For the list of executive officers following the effective time of the merger as currently anticipated by the parties, please see “The Merger — Board of Directors and Management of New Alpha Following the Merger” beginning on page 82.

Merger Consideration

Upon the effectiveness of the merger, each share of Foundation common stock (other than shares owned by Alpha or any Subsidiary of Alpha, all of which will be cancelled without any consideration being exchanged for such shares) issued and outstanding immediately prior to the effective time will be converted into the right to receive 1.0840 fully paid and nonassessable shares of New Alpha common stock.

Upon the effectiveness of the merger, each share of Alpha common stock (other than shares owned by Foundation or any Subsidiary of Foundation, all of which will be cancelled without any consideration being exchanged for such shares) issued and outstanding immediately prior to the effective time will automatically become one fully paid and nonassessable share of New Alpha common stock.

Fractional Shares

No fraction of a share of New Alpha common stock will be issued in the merger. Instead, holders of Foundation common stock who would otherwise be entitled to receive a fraction of a share of New Alpha common stock will receive an amount in cash (rounded up to the nearest whole cent and without interest) determined by multiplying the fractional share interest by the average closing price of one share of Alpha common stock on the NYSE for the five trading days ending on the last trading day immediately prior to the closing date of the merger.

Exchange Procedures

Prior to the effective time of the merger, Alpha will enter into an agreement with an exchange agent selected by Alpha and reasonably acceptable to Foundation, to handle the exchange of shares of Foundation common stock in connection with the merger, including the payment of cash for fractional shares and unpaid dividends. Immediately prior to the effective time of the merger, Foundation will deposit with the exchange agent, for the benefit of the holders of Foundation common stock certificates representing shares of New Alpha common stock issuable in the merger and from time to time thereafter, New Alpha will deposit with the exchange agent immediately available funds sufficient to pay cash in lieu of fractional shares and in respect of any dividends or distributions on New Alpha common stock with a record date after the effective time of the merger.

At the effective time of the merger, each certificate representing shares (or uncertificated shares in book entry form) of Foundation common stock that has not been surrendered, other than any shares owned by Alpha, will represent only the right to receive, upon such surrender and without any interest, the number of whole shares of New Alpha common stock issuable in exchange of such shares of Foundation stock, dividends and other distributions on shares of New Alpha common stock with a record date after the effective time of the merger, and cash, in lieu of fractional shares. Following the effective time of the merger, no further registrations of transfers on the stock transfer books of New Alpha of the shares of Foundation common stock will be made. If, after the effective time of the merger, Foundation stock certificates or shares of Foundation common stock represented by book-entry are presented to New Alpha for any reason, they will be cancelled and exchanged as described above.

Without any action on the part of holders of Alpha common stock, all outstanding certificates and book-entries representing Alpha common stock, other than any shares owned by Foundation, will, from and after the effective time, represent a number of shares of New Alpha common stock equal to the number of shares of Alpha common stock represented thereby immediately prior to the effective time.

Exchange of Shares

As soon as reasonably practicable after the effective time of the merger, and in any event within five business days thereafter, New Alpha will cause the exchange agent to mail to each holder of record of a Foundation stock certificate or book-entry share whose shares of Foundation common stock were converted into the right to receive the merger consideration, a letter of transmittal and instructions explaining how to surrender Foundation stock certificates or book-entry shares in exchange for the Foundation merger consideration.

After the effective time of the merger, and upon surrender of a Foundation stock certificate or book-entry share to the exchange agent, together with a letter of transmittal, duly executed, and other documents as may reasonably be required by the exchange agent, the holder of the Foundation stock certificate or book-entry share will be entitled to receive the merger consideration in the form of (1) a share certificate representing that number of whole shares of New Alpha common stock that such holder has the right to receive pursuant to the merger agreement and (2) a check for the full amount of cash that such holder has the right to receive pursuant to the provisions of the merger agreement, including cash in lieu of fractional shares, and dividends and other distributions on New Alpha common stock with a record date after the effective time of the merger, and the Foundation stock certificates or book entries evidencing book-entry shares so surrendered will be cancelled. No interest will be paid or will accrue on any merger consideration payable under the merger agreement. If payment is to be made to a person other than the person in whose name the certificate or book-entry share surrendered is registered, the certificate or book-entry share so surrendered must be properly endorsed or otherwise in proper form for transfer and the person requesting such payment must pay any transfer or other taxes required by the reason of the payment to a person other than the registered holder of the certificate or book-entry share so surrendered, unless the person requesting such payment can establish to the satisfaction of New Alpha that such tax has been paid or is not applicable.

Lost Stock Certificates

If any stock certificate has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming the stock certificate to be lost, stolen or destroyed and, if required by New Alpha, as the case may be, the posting by such person of a bond in a reasonable amount as New Alpha, as the case may be, may direct as indemnity against any claim that may be made against it with respect to the stock certificate, the exchange agent will issue, in exchange for such lost, stolen or destroyed stock certificate, the merger consideration, dividends and other distributions on New Alpha common stock with a record date after the effective time of the merger, and cash, without interest, in lieu of fractional shares.

Foundation stock certificates should not be returned with the enclosed proxy card(s). Foundation stock certificates should be returned with a validly executed transmittal letter and accompanying instructions that will be provided to Foundation stockholders following the effective time of the merger.

Alpha stockholders will not need to send in their stock certificates or their book-entry shares.

Termination of Exchange Fund

Nine months after the effective time of the merger, New Alpha may require the exchange agent to deliver to New Alpha all cash and shares of New Alpha common stock remaining in the exchange fund. Thereafter, Foundation stockholders must look only to New Alpha for payment of the merger consideration on their shares of Foundation common stock.

Effect of the Merger on Foundation’s Equity Awards

At the effective time of the merger, each Foundation stock option outstanding immediately prior to such time under any Foundation benefits plan, whether or not vested or exercisable and whether or not originally granted subject to performance criteria, will be assumed by New Alpha and converted automatically at such time into a fully vested option to purchase shares of New Alpha common stock. The expiration date by which the holder must exercise the stock options remains as the tenth anniversary of the date of the original grant, but if the participant’s employment with New Alpha is terminated for any reason other than cause prior to the expiration date, the option remains exercisable until the first to occur of the expiration date and the four years following the date of the termination of employment. Aside from the accelerated vesting and relevant period of exercise after a termination of employment, each such Foundation stock option assumed by New Alpha will continue to have the same terms and conditions as were applicable immediately before the effective time of the merger, except that (1) each Foundation stock option will be exercisable for a number of whole shares of New Alpha common stock equal to the product of the number of shares of Foundation common stock issuable upon exercise of the Foundation stock option immediately before the effective time of the merger multiplied by the Foundation exchange ratio and (2) the per share exercise price of each Foundation stock option will be equal to the quotient determined by dividing the per share exercise price of the Foundation stock option by the Foundation exchange ratio.

At the effective time of the merger, each restricted share of Foundation common stock and each restricted stock unit subject to time-based vesting that are outstanding immediately prior to such time under any Foundation benefits plan immediately will become fully vested as of such time and will be converted at such time into the right to receive the per share merger consideration for Foundation common stock contemplated in the section “— Merger Consideration” above. However, such treatment of a Foundation restricted stock unit subject to time-based vesting held by any key employee (who is not a member of senior management or a group of certain key managers) that also holds a Foundation cash unit will be conditioned on such person’s consent to the treatment of such Foundation cash unit as described below.

At the effective time of the merger, each Foundation restricted stock unit under any Foundation benefits plan held by a member of the company’s senior management that is subject to performance-based vesting and is outstanding immediately prior to such time will become fully vested and will be assumed by New Alpha and converted automatically upon completion of the merger into a vested restricted stock unit of New Alpha to be settled on the settlement date in 2012 applicable to such Foundation restricted stock unit. Aside from the accelerated vesting and waiver of performance-related vesting requirement, each such Foundation restricted stock unit assumed by New Alpha will continue to have the same terms and conditions as were applicable immediately before the effective time of the merger (including with respect to the timing of settlement), except that the number of shares of New Alpha common stock subject to each such vested New Alpha restricted stock unit will be equal to the product of the number of shares of Foundation common stock subject to the applicable Foundation restricted stock unit immediately before the effective time of the merger multiplied by the Foundation exchange ratio. In addition, each cash unit issued under any Foundation benefits plan that is held by a member of senior management and outstanding immediately prior to such time will become fully vested and be assumed by New Alpha and converted automatically at such time into one vested cash unit of New Alpha, otherwise having the same terms and conditions as were applicable immediately before the effective time of the merger; each such vested cash unit of New Alpha will represent the right of its holder to receive $14.02 in cash, which is equivalent to 100% of its original value, such amount to be payable in 2012, upon the same schedule applicable to the Foundation cash unit.

At the effective time of the merger, each Foundation restricted stock unit under any Foundation benefits plan held by a key employee of Foundation (other than the members of senior management) that is subject to performance-based vesting and is outstanding immediately prior to such time will become fully vested and be assumed by New Alpha and converted automatically at such time into a restricted stock unit of New Alpha, with settlement subject to such key employee’s consent to the treatment of his or her cash units as described below and continued employment with New Alpha through the applicable settlement date(s) in 2010, 2011 and 2012 (which are the same settlement date(s) applicable to such Foundation restricted stock unit). Upon a holder’s voluntary termination or termination for cause, such New Alpha restricted stock units will be forfeited. Aside from such conditionally accelerated vesting, each such Foundation restricted stock unit assumed by New Alpha will continue to have the same terms and conditions as were applicable immediately before the effective time of the merger (including with respect to the timing of settlement), except that the number of shares of New Alpha common stock subject to each such New Alpha restricted stock unit will be equal to the product of the number of shares of Foundation common stock subject to the applicable Foundation restricted stock unit immediately before the effective time of the merger multiplied by the Foundation exchange ratio.

In addition, each cash unit issued under any Foundation benefits plan that is held by a key employee of Foundation (other than the members of senior management) and outstanding immediately prior to the effective time of the merger, will be assumed by New Alpha and converted automatically at such time into one cash unit of New Alpha. All performance-related vesting conditions on such cash unit will be waived, and each such vested cash unit of New Alpha will represent the right of its holder to receive $7.01 in cash, or 50% of its original value subject to such holder’s continued employment through the applicable settlement date in 2012 (the same settlement schedule applicable to the Foundation cash unit). Upon a holder’s voluntary termination or termination for cause, such New Alpha cash units will be forfeited. As described above, a holder of such cash units must consent to this treatment in order for Foundation restricted stock units held by such holder to receive the treatment set forth above. Other terms and conditions with respect to such cash unit will remain as were applicable immediately before the effective time of the merger.

Effect of the Merger on Alpha’s Equity Awards

At the effective time of the merger, each outstanding compensatory option to purchase shares of Alpha common stock and each unvested performance share, restricted share, or restricted stock unit or other equity-based compensation issued under any benefit plan of Alpha will be assumed by New Alpha. Each of the Alpha equity awards assumed by New Alpha will be subject to the same terms and conditions as were applicable to such Alpha equity award immediately prior to the effective time of the merger.

Representations and Warranties

The merger agreement contains representations and warranties made by each party to the other, which are subject, in some cases, to specified exceptions and qualifications, including exceptions and qualifications that would not have a material adverse effect on Alpha or Foundation, as applicable. These representations and warranties relate to, among other things:

•	due organization, good standing and the requisite corporate power and authority to carry on their respective businesses;

•	capital structure and equity securities;

•	ownership of subsidiaries;

•	corporate power and authority to enter into the merger agreement and due execution, delivery and enforceability of the merger agreement;

•	board of directors approval and recommendation to their stockholders to adopt the merger agreement;

•	absence of conflicts with charter documents, breaches of contracts and agreements, liens upon assets and violations of applicable law resulting from the execution and delivery of the merger agreement and consummation of the transactions contemplated by the merger agreement;

•	absence of required governmental or other third party consents in connection with execution and delivery of the merger agreement and consummation of the transactions contemplated by the merger agreement other than governmental filings specified in the merger agreement;

•	timely filing of required documents with the SEC, compliance with the requirements of the Securities Act of 1933, which is referred to as the Securities Act, the Exchange Act and the Sarbanes-Oxley Act of 2002 and the absence of untrue statements of material facts or omissions of material facts in those documents;

•	compliance of financial statements as to form with applicable accounting requirements and SEC rules and regulations and preparation in accordance with U.S. generally accepted accounting principles;

•	absence of any material complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures, methodologies or methods of internal accounting controls since January 1, 2006;

•	absence of provision by any employee to any law enforcement agency regarding the commission or possible commission of any crime or the violation or possible violation of any applicable law of the type described in Section 806 of the Sarbanes-Oxley Act of 2002;

•	absence of any liabilities other than as and to the extent reflected or reserved against the consolidated audited balance sheet as of December 31, 2008, incurred in the ordinary course of business consistent with past practice since December 31, 2008 or that would not have or reasonably be expected to have a material adverse effect;

•	absence of specified changes or events and conduct of business in the ordinary course since December 31, 2008;

•	absence since December 31, 2008 of any change, effect, event or occurrence that has had, or would reasonably be expected to have a material adverse effect;

•	absence of misleading information contained or incorporated into this joint proxy statement/prospectus, the registration statement of which this joint proxy statement/prospectus forms a part, or any other filings made by either party with the SEC in connection with the merger; compliance with applicable laws and holding of all necessary permits;

•	employee benefits matters and ERISA compliance;

•	labor matters and compliance with labor and employment law;

•	absence of proceedings before any governmental entity;

•	tax matters;

•	compliance with applicable laws;

•	permits under applicable mining laws and surety bonds;

•	environmental matters and compliance with environmental laws;

•	intellectual property;

•	real property and assets;

•	certain material contracts;

•	insurance;

•	major suppliers and customers;

•	absence of unlawful payments;

•	interested party transactions;

•	the affirmative vote required by stockholders of each party to adopt the merger agreement;

•	inapplicability of takeover laws;

•	receipt of an opinion from each party’s financial advisor; and

•	no brokers’ or finders’ fees.

Alpha made additional representations and warranties to Foundation in the merger agreement, including the absence of Alpha’s ownership of shares of Foundation common stock except pursuant to the merger.

Foundation also made additional representations and warranties to Alpha in the merger agreement, including with respect to delivery of commitment letters executed by certain lenders that have consented to amend certain terms of Foundation’s Credit Agreement dated as of July 30, 2004, as amended and restated as of July 7, 2006.

For purposes of the merger agreement, a “material adverse effect” on Alpha or Foundation means:

•	any change, effect, event or occurrence that is materially adverse to the assets and liabilities (taken as a whole), business, financial condition or results of operations of such party and its subsidiaries, taken as a whole, other than changes, effects, events or occurrences to the extent resulting from:

•	general changes after the date of the merger agreement in general economic conditions or in the industries in which such party and its subsidiaries operate, except to the extent such change, effect, event or occurrence has a disproportionate effect on such party and its subsidiaries, taken as a whole, compared with other companies operating in the industries in which such party and is subsidiaries operate (and in any case, only such disproportionate impact will be taken into account for purposes of determining if a material adverse effect on such party has occurred);

•	changes in law of general applicability or interpretations thereof by governmental entities or changes in generally accepted accounting principles or in accounting standards, except to the extent such change, effect, event or occurrence has a disproportionate effect on such party and its subsidiaries, taken as a whole, compared with other companies operating in the industries in which such party and is subsidiaries operate (and in any case, only such disproportionate impact will be taken into account for purposes of determining if a material adverse effect on such party has occurred);

•	the execution, announcement, pendency or performance of the merger agreement or the consummation of the transactions contemplated by the merger agreement, including the impact thereof on relationships with customers, suppliers, distributors, partners or employees, or any litigation arising relating to the merger agreement or the transactions contemplated by the merger agreement;

•	acts of war or terrorism (or the escalation of the foregoing), except to the extent such change, effect, event or occurrence has a disproportionate effect on such party and its subsidiaries, taken as a whole, compared with other companies operating in the industries in which such party and is subsidiaries operate (and in any case, only such disproportionate impact will be taken into account for purposes of determining if a material adverse effect on such party has occurred);

•	a decrease in the market price or volume of the shares of such party’s common stock in and of itself (and not the underlying causes thereof); and

•	the fact, in and of itself (and not the underlying causes thereof), that such party or any of its subsidiaries failed to meet any projections, forecasts or revenue or earnings predictions; and

•	any change, effect, event or occurrence that is materially adverse to the ability of such party to timely perform its obligations under the merger agreement or to timely consummate the transactions contemplated by the merger agreement.

The representations and warranties contained in the merger agreement will not survive the consummation of the merger, but they form the basis of specified conditions to the parties’ obligations to complete the merger.

Covenants and Agreements

Operating Covenants

Each of Alpha and Foundation has agreed that, prior to the effective time of the merger, it and its subsidiaries will carry on their businesses in the ordinary course consistent with past practice and, to the extent consistent therewith, use commercially reasonable efforts to preserve intact their current business organizations, keep available the services of their current officers and other key employees and preserve their relationships with persons having business dealings with them. With specified exceptions set forth in the merger agreement, each of Alpha and Foundation has agreed, among other things, not to, and not to permit its subsidiaries to:

•	amend its certificate of incorporation or bylaws other than in connection with Alpha’s proposed increase of its authorized number of common stock to 200,000,000 shares at its 2009 annual meeting;

•	subject to certain limited exceptions issue, sell, pledge or grant options or other rights to acquire any shares of its capital stock, any other voting securities or any securities convertible into any such shares, voting securities or convertible securities;

•	acquire or offer to acquire any equity interest in, or assets of, any person in excess of, in the case of Foundation, $10 million, and, in the case of Alpha, $30 million; provided that any such acquisition (1) involves only cash consideration, (2) involves any business activity currently conducted by such party or its subsidiaries or is reasonably related thereto, (3) would not reasonably be expected to prevent or materially delay the consummation of the merger, (4) would not reasonably be likely to prevent the merger from being a tax-free reorganization, (5) would not materially delay the SEC review of the Form S-4 relating to the merger, (6) would not materially adversely affect or materially delay obtaining antitrust clearances and approvals required in connection with the merger and (7) would not require approval of such party’s stockholders;

•	split, combine or reclassify any of its capital stock;

•	declare, set aside or pay any dividends on, or make any other distributions in respect of, any of its capital stock, other than dividends or distributions paid by a direct or indirect wholly owned subsidiary to its stockholders or, in case of Foundation, ordinary quarterly dividends not exceeding $0.05 per share of Foundation common stock;

•	acquire or redeem, or amend rights or terms of, any shares of its or its subsidiaries’ capital stock or any other securities of such party or any of its subsidiaries or any rights, warrants or options to acquire any of those shares or other securities;

•	adopt a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or in any other reorganization;

•	make or offer to make any acquisition of any business, assets or securities, or any sale, lease or other disposition of any business, assets or securities other than purchases, sales or leases of inventory, raw materials, supplies and equipment in the ordinary course of business consistent with past practice, permitted capital expenditures or as otherwise permitted under the merger agreement;

•	make any loans, advances (other than advances pursuant to commercial transactions in the ordinary course of business consistent with past practice) or capital contributions to, or investments in, any person (other than wholly owned subsidiaries) in excess of $10 million in the aggregate;

•	except in the ordinary course of business consistent with past practice or as otherwise permitted by the merger agreement, enter into, amend in any material respect, renew, terminate, or grant any release of material right or claim under any material contract;

•	incur, repay or prepay any indebtedness, other than as expressly permitted or in the ordinary course of business and not in excess of $25 million in the aggregate;

•	assume, guarantee, endorse or otherwise become liable for the obligations of any other person (other than wholly owned subsidiaries) other than in connection with an acquisition permitted by the merger agreement;

•	mortgage, pledge or otherwise encumber any of its properties or assets material assets other than certain permitted liens or in connection with an acquisition permitted by the merger agreement;

•	materially change the accounting principles used by it except as required by GAAP or applicable law;

•	make any material election with respect to taxes, settle or compromise any material tax liability, file any amended tax return that would result in a material change in tax liability, taxable income or loss, change any annual tax accounting period, enter into any closing agreement relating to any material tax liability, or give any waiver of a statute of limitation with respect to any material tax;

•	except to the extent required under existing plans, agreements or arrangements, as required by law or as expressly permitted, enter into any new, or amend, terminate or renew any agreements or arrangements with its officers, directors or employees, or increase compensation or benefits other than with respect to non-officer employees in the ordinary course of business and consistent with past practice;

•	except as required under existing plans, agreements or arrangements, accelerate the vesting or payment of compensation payable to its directors, officers or employees or other service providers;

•	adopt or enter into, amend in any material respect or terminate any employee benefit plan;

•	except to the extent required under existing plans, agreements or arrangements, fund or make any contribution to any employee benefit plan or trust not required to be funded or contributed to;

•	make or commit to make unbudgeted capital expenditures involving (1) in the case of capital expenditures in respect of individual items of equipment more than $10 million individually or (2) more than $50 million in the aggregate or make or commit to make more than 50% of 2010 budgeted capital expenditures during 2009;

•	compromise or settle any proceeding before a government authority for an amount in excess of $2.5 million individually or $7.5 million in the aggregate;

•	convene any stockholders meeting other than each party’s regularly scheduled 2009 stockholders meeting or pursuant to the merger;

•	enter into any contract or understanding or arrangement with respect to the voting or registration of any shares of such party’s or its subsidiaries’ capital stock or any other securities of such party or any of its subsidiaries or any rights, warrants or options to acquire any of those shares or other securities;

•	take any action to prevent the merger from qualifying as a tax-free reorganization; or

•	authorize, or commit or agree to take, any of the foregoing actions.

No Solicitation

Each of Alpha and Foundation has agreed, and agreed to cause its subsidiaries and its and their respective officers, directors, employees and representatives, to cease all then-existing activities with any parties with respect to an acquisition proposal. With respect to each of Alpha and Foundation, an acquisition proposal means any inquiry, offer or proposal from any person (other than the other party or its affiliates) after the date of the merger agreement relating to a transaction or a potential transaction (pursuant to a merger, consolidation, business combination, sale of shares of capital stock, sale of assets, tender offer or exchange offer or similar transaction involving such party), other than the merger, structured to permit:

•	such person to acquire beneficial ownership of at least 15% of the assets or businesses of such party and its subsidiaries; or

•	acquisition or purchase of at least 15% of the equity or any class of equity of such party or any of its significant subsidiaries.

In addition, each of Alpha and Foundation has agreed that it will not, and will direct its subsidiaries and its and their respective officers, directors, employees, and representatives not to, directly or indirectly:

•	initiate, solicit or knowingly encourage (including by way of furnishing non-public information) any inquiries, proposals, or offers that constitute, or may reasonably be expected to lead to, an acquisition proposal or engage in discussions or negotiations with respect thereto;

•	approve or recommend, or publicly propose to approve or recommend an acquisition proposal or enter into any agreement relating to an acquisition proposal or enter into any agreement, arrangement or understanding requiring such party to abandon, terminate or fail to consummate the merger or any other transaction contemplated by the merger agreement or breach its obligations thereunder;

•	withdraw, modify or qualify, or propose to publicly withdraw, modify, or qualify, in a manner adverse to the other party, the recommendation to stockholders of the party by its board of directors to adopt the merger agreement, which action is referred to as a “change of board recommendation”; or

•	take any action to exempt any person (other than the other party and its affiliates) from the restrictions contained in any takeover law or otherwise cause such restrictions not to apply.

Notwithstanding these restrictions, each of Alpha and Foundation may, at any time prior to obtaining stockholder approval at its special meeting, in response to an unsolicited bona fide written acquisition proposal from a third party that does not result from a breach of its non-solicitation or such third party’s contractual obligations owed to Foundation or Alpha respectively, which its board of directors determines in good faith (after consultation with outside counsel and financial advisors) constitutes or would reasonably be expected to lead to a superior proposal (as defined below) and which its board of directors determines in good faith (after consultation with outside legal counsel) that failure to do so could reasonably be expected to result in a breach of its fiduciary duties to its stockholders under applicable law:

•	furnish non-public information with respect to the recipient of the acquisition proposal and its subsidiaries to the person making the acquisition proposal (and its representatives) pursuant to a customary confidentiality agreement not less restrictive of the person than the existing confidentiality agreement between Alpha and Foundation (and containing a standstill that will expire no earlier than the later of six months after the execution of the confidentiality agreement and 12 months after the date of the merger agreement), provided that all the information is previously provided or made available to the other party to the merger agreement, or is provided or made available to the other party promptly; and

•	participate in discussions or negotiations with the person making the acquisition proposal (and its representatives) regarding the acquisition proposal.

Superior proposal means, with respect to each of Alpha and Foundation, any bona fide inquiry, offer or proposal from any person (other than the other party or its affiliates) made in writing after the date of the merger agreement relating to a transaction or potential transaction (pursuant to a merger, consolidation, business combination, sale of shares of capital stock, sale of assets, tender offer or exchange offer or similar transaction involving such party), other than the merger, structured to permit:

•	such person to acquire beneficial ownership of at least 50% of the assets or businesses of such party and its subsidiaries; or

•	acquisition or purchase of at least 50% of the equity or any class of equity of such party or any of its significant subsidiaries;

that the board of directors of Alpha or Foundation, as the case may be, has determined in good faith (after consulting with outside counsel and financial advisors), taking into account all terms and conditions of such inquiry, offer or proposal, including all legal, financial, regulatory, likelihood and timing of consummation and other aspects of such inquiry, offer or proposal, is more favorable from a financial point of view to the stockholders of Alpha or Foundation, as the case may be, than the merger.

Each of Alpha and Foundation has agreed to promptly (but in any event within 24 hours) notify the other party in the event that it receives (including through any subsidiary or representative) any acquisition proposal, or any request for non-public information relating to it or its subsidiaries other than requests for information in its ordinary course of business or requests unrelated to an acquisition proposal, or any request for discussions or negotiations relating to a possible acquisition proposal. Each of Alpha and Foundation has also agreed to keep the other party reasonably informed on a current basis of the status (including material terms and conditions and material modifications) of any such request, acquisition proposal or inquiry (including by providing notice of any material changes, developments or written communications within 24 hours).

Notwithstanding each company’s obligation not to cause a change of board recommendation, if prior to obtaining its stockholder approval of the merger agreement, (i) either of Alpha or Foundation receives a written, bona fide acquisition proposal from a third party that is not in violation of such third party’s contractual obligations to such company (it being understood that, if such acquisition proposal is made in violation of a standstill undertaking, then the company may grant a limited waiver under such standstill undertaking for purposes of permitting such acquisition proposal not to fail to satisfy the requirement of this clause), (ii) a breach of such company’s non-solicitation obligations did not result in the making of such acquisition proposal, and (iii) such company’s board of directors concludes in good faith (after consultation with outside counsel and financial advisors, after giving effect to all of the adjustments to the terms of the merger agreement which may be offered by the other party pursuant to the negotiations between the parties as described below), that such acquisition proposal constitutes a superior proposal, then such company’s board of directors may at any time prior to obtaining the stockholder approval of the merger agreement, if it determines in good faith (after consultation with outside counsel) that the failure to take such action could reasonably be expected to be a breach of its fiduciary duties to its stockholders under applicable law, (1) make a change of board recommendation and/or (2) terminate the merger agreement and cause itself to enter into an acquisition agreement with respect to a superior proposal, provided that the party taking such action fulfills the following conditions:

•	such party provides a prior written notice advising the other party that such party’s board of directors intends to take such action and specifying the material terms and conditions of the superior proposal (including the identity of the party making such a superior proposal);

•	for three business days following the other party’s receipt of this written notice, such party providing the notice must negotiate (and direct its financial and legal advisors to negotiate) with the other party (to the extent the other party wishes to negotiate) in good faith to make such adjustments to the terms and conditions of the merger agreement so that such acquisition proposal ceases to constitute a superior proposal; and

•	following any such negotiation described in the immediately preceding clause, such acquisition proposal continues to constitute a superior proposal. In the event of any revisions to the terms of a superior proposal that are material to such superior proposal after the start of the three-business day notice period, the party receiving such acquisition proposal must satisfy the three-business day notice requirement with a new written notice to the other party and the requirement to negotiate with the other party as described above with respect to such new written notice, and the notice period will be deemed to have re-commenced on the date of such new notice.

Also notwithstanding each company’s obligation not to cause a change of board recommendation, if prior to obtaining its stockholder approval, either of Alpha’s or Foundation’s board of directors determines in good faith (after consultation with outside counsel) that failure to do so could reasonably be expected to be a breach of its fiduciary duties to its stockholders under applicable law and determines in good faith that the reasons for making such change of board recommendation are independent of any pending acquisition proposal, then such party may make a change of board recommendation, provided that the party taking such action fulfills the following conditions:

•	such party provides a prior written notice at least three business days in advance advising the other party that such party’s board of directors intends to take such action and specifying the material facts and information constituting the basis for such contemplated determination; and

•	for three business days following the other party’s receipt of this written notice, such party providing the notice must negotiate (and direct its financial and legal advisors to negotiate) with the other party (to the extent the other party wishes to negotiate) in good faith to make such adjustments to the terms and conditions of the merger agreement as would permit the other party to not make such change of board recommendation consistent with its fiduciary duties.

The merger agreement does not prohibit either of Alpha or Foundation from taking and disclosing to its stockholders, in compliance with the rules and regulations of the Exchange Act, a position regarding any unsolicited tender offer for its common stock or from making any other disclosure to its stockholders if, in the good faith judgment of the its board of directors, after consultation with outside counsel, failure to make such disclosure would reasonably be expected to violate its obligations under applicable law.

Special Meeting and Board Recommendation

Each of Alpha and Foundation has agreed that unless the merger agreement is terminated such party’s board of directors will convene and hold a meeting of its stockholders, recommend that such stockholders adopt the merger agreement and use its commercially reasonable efforts to obtain such approval, subject to disclosure of a change of board recommendation specifically permitted by the merger agreement.

Access to Information

Except under certain circumstances, during the period prior to the effective time of the merger, Alpha and Foundation will, and will cause each of their subsidiaries to, afford to the other party and its representatives reasonable access during normal business hours upon reasonable notice to all of their respective employees, offices and other facilities and to all books, contracts, commitments, personnel and records. Each of the parties will also permit the other party to inspect its real property as the other party may reasonably require, and cause its and its subsidiaries’ officers to furnish the other party with such financial and operating data (including work paper) and other information with the business, property and personnel as the other party reasonably requests. However, neither party is required to provide the other with any information that it reasonably believes it cannot provide due to contractual or legal restrictions. The information will be held in confidence to the extent required by the provisions of the confidentiality agreement between Alpha and Foundation.

Commercially Reasonable Efforts; Covenants and Agreements

Alpha and Foundation have each agreed to use their commercially reasonable efforts to cooperate and to take, or cause to be taken, all actions necessary, proper or advisable to consummate and make effective the merger and the other transactions contemplated by the merger agreement, in the most expeditious manner practicable. This includes:

•	obtaining all necessary consents, approvals or waivers from third parties;

•	obtaining all necessary consents, approvals, permits and authorizations that are required to be obtained from governmental entities in connection with the transactions contemplated by the merger agreement;

•	preventing the entry, enactment or promulgation of any injunction or order or law that could materially and adversely affect the ability of Alpha and Foundation to consummate the transactions under the merger agreement;

•	lifting or rescinding any injunction or order or law that could materially and adversely affect the ability of the parties to consummate the transactions under the merger agreement; and

•	cooperating to defend and respond to any proceeding or investigation relating to the merger agreement or the transactions contemplated thereby.

Notwithstanding anything in the merger agreement to the contrary, Alpha need not agree to or make any concessions or undertakings (including agreements to divest or hold separate assets or limit lines of business) if such agreements, concessions or undertakings either would have a material and adverse effect on the benefits Alpha reasonably expects to be derived from the combination of Alpha and Foundation through the merger or materially limit the conduct of business by New Alpha, or are not required to permit the consummation of the merger without material delay. Also, Foundation may not, without the prior written consent of Alpha, agree to or make any concessions or undertakings (including agreements to divest or hold separate assets or limit lines of business) to make the merger effective.

In connection with the efforts referenced above to obtain all requisite approvals and authorizations for the transactions contemplated by the merger agreement under the HSR Act, and to obtain all such approvals and authorizations under any other applicable antitrust law, each of Alpha and Foundation has further agreed to use its commercially reasonable efforts to:

•	cooperate in all respects with each other in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private party;

•	keep the other party reasonably informed in all material respects of any material communication received by such party from, or given by such party to, any governmental entity and of any material communication received or given in connection with any proceeding by a private party, in each case regarding any of the transactions contemplated in the merger agreement; and

•	permit the other party to review any material communication given by it to, and consult with each other in advance of any meeting or conference with, any such governmental entity or in connection with any proceeding by a private party.

If any objections are asserted with respect to the transactions contemplated by the merger agreement under any antitrust law or if any suit is instituted (or threatened to be instituted) by any governmental entity or any private party challenging any of the transactions contemplated by the merger agreement as violative of any antitrust law or which would otherwise prevent, impede or delay the consummation of the transactions contemplated by the merger agreement, each of Alpha and Foundation will use all commercially reasonable efforts to resolve any such objections or suits so as to permit consummation of the transactions contemplated by the merger agreement as promptly as reasonably practicable, including in order to resolve such objections or suits which, in any case if not resolved, would reasonably be expected to prevent, impede or delay the consummation of the merger. Neither party will, nor will it permit any of its subsidiaries to, acquire or agree to acquire any business, person or division thereof, or otherwise acquire or agree to acquire any assets or enter into any other transaction if the entering into of a definitive agreement relating to or the consummation of such acquisition or other transaction would be reasonably likely to materially delay the consummation of the transactions contemplated by the merger agreement or increase the risk of not obtaining any applicable clearance, approval or waiver from a governmental entity charged with the enforcement of any antitrust law with respect to the transactions contemplated by the merger agreement.

If any administrative or judicial action or proceeding is instituted (or threatened to be instituted) by a governmental entity or private party challenging the merger or any other transaction contemplated by the merger agreement, or any other agreement contemplated by the merger agreement, Alpha and Foundation will cooperate in all respects with each other and use their respective commercially reasonable efforts to vigorously contest and resist (by negotiation, litigation or otherwise) any such action or proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the transactions contemplated by the merger agreement, including by vigorously pursuing all available avenues of administrative and judicial appeal.

Indemnification and Insurance

For a period of at least six years following the effective time of the merger, New Alpha’s certificate of incorporation and bylaws will contain provisions no less favorable with respect to exculpation and indemnification of the (as of or prior to the effective time) former directors, officers and employees of Foundation than are currently provided in Foundation’s charter documents, which provisions may not be amended, repealed or otherwise modified in any manner that would adversely affect the rights under such charter documents of any such individuals until the expiration of the statutes of limitations applicable to such matters or unless such amendment, modification or repeal is required by applicable law.

New Alpha will fully indemnify and hold harmless each (as of or prior to the effective time of the merger) officer and director of Foundation or of any of its subsidiaries from liabilities and expenses arising out of the fact that the such indemnified party is or was an officer, director, employee, fiduciary or agent of Foundation or any of its subsidiaries, or of another entity if such service was at the request of Foundation, to the fullest extent New Alpha is permitted to do so under applicable law and Foundation’s charter documents as of the date of the merger agreement.

Foundation will purchase, and New Alpha will maintain in effect, for at least six years after the effective time of the merger, a fully pre-paid six-year tail policy to the current directors’ and officers’ liability insurance policies maintained on the date of the merger agreement by Foundation for an aggregate cost of no more than $800,000 (exclusive of any premium refund on existing Foundation coverage) on the same terms with respect to such coverage and amount as those provided by Foundation’s existing insurance coverage.

Employee Benefits Matters

New Alpha will honor all of the existing employment and severance agreements between Foundation or any of its subsidiaries and any officer, director or employee of Foundation or any of its subsidiaries and all of the Foundation benefit plans, provided that New Alpha may amend or terminate any such Foundation Plans to the extent permitted by the terms of the Foundation benefit plans.

New Alpha will, for the period commencing at the effective time of the merger and ending on the later to occur of (1) the first anniversary of the effective time of the merger, and (2) December 31, 2010, provide to each current employee of Foundation (other than those individuals covered by a collective bargaining agreement or those who have entered into or will enter into at or prior to the effective time of the merger an individual employment agreement with Foundation or any of its subsidiaries) compensation opportunities and employee benefits that are substantially comparable, in the aggregate, to the compensation opportunities and employee benefits provided by Foundation or its subsidiaries, as applicable, immediately prior to the effective time. However, New Alpha will maintain the right or obligation to make such changes as are necessary to conform with applicable law or prevent the amendment or termination of any Foundation benefit plan. New Alpha and any of its subsidiaries may terminate the employment of any current employee other than those individuals covered by a collective bargaining agreement or those who have entered into or will enter into at or prior to the effective time of the merger an individual employment agreement with Foundation or any of its subsidiaries at any time.

New Alpha will cause service rendered by current employees (other than the individual covered by a collective bargaining agreement or those who had entered into or will enter into one at a time prior to the effective time of the merger or included employment agreement with Foundation or any of its subsidiaries) of Foundation and its subsidiaries prior to the effective time of the merger to be taken into account for all purposes of eligibility and vesting under employee benefit plans of New Alpha and its subsidiaries, to the same extent as such service was taken into account under the corresponding Foundation benefit plans for those purposes. No current employee of Foundation (other than those individuals covered by a collective bargaining agreement or those who have entered into or will enter into at or prior to the effective time of the merger an individual employment agreement with Foundation or any of its subsidiaries) will be subject to any pre-existing condition limitation under any health plan of New Alpha or its subsidiaries for any condition for which he or she would have been entitled to coverage under the corresponding Foundation benefits plan in which he or she participated prior to the effective time. New Alpha and any of its subsidiaries will give effect, for the fiscal year in which the effective time occurs, in determining any deductible and maximum out-of-pocket limitations, to claims incurred and amounts paid by, and amounts reimbursed to, the current employees (other than those individuals covered by a collective bargaining agreement or those who have entered into or will enter into at or prior to the effective time of the merger an individual employment agreement with Foundation or any of its subsidiaries) prior to the effective time.

Financing Matters

Subject to certain specified exceptions, Foundation is obligated to cooperate with respect to the following financing activities to be potentially engaged in by Alpha in connection with the merger:

•	Alpha may, in its sole discretion, solicit the consent of holders of Foundation PA Coal Company, LLC’s 7.25% Senior Notes due 2014 to amend, eliminate or waive certain provisions of such notes. Any consideration payable to the holders of such notes in connection with the consent solicitation will be established and funded by Alpha and paid to applicable holders of the notes as set forth in the consent solicitation statement related thereto. The consent solicitation will be made pursuant to a consent solicitation statement, related consent letter and other related documents prepared by Alpha, in form and substance reasonably satisfactory to Alpha and Foundation. The closing of the consent solicitation will be expressly conditioned on the completion of the merger, and Alpha will not waive, and will not permit any party to the consent solicitation to waive, such condition in connection with the consent solicitation. Subject to certain specified exceptions, Foundation must, and must cause its Subsidiaries to, and must use its commercially reasonable efforts to cause its representatives to, use commercially reasonable efforts to provide cooperation and assistance reasonably requested by Alpha in connection with the consent solicitation. Alpha’s obligation to effect the merger on the closing date is not contingent or conditioned on consummation of the consent solicitation or effectiveness or operation of the amendments related thereto.

•	Subject to certain specified exceptions, upon the request of Alpha, Foundation must use its commercially reasonable efforts to cooperate with Alpha to (1) arrange and obtain a new revolving credit facility for New Alpha on terms and conditions reasonably satisfactory to Alpha, (2) enter into and cause each its subsidiaries to enter into definitive agreements with respect to such credit facility on terms and conditions reasonably satisfactory to Alpha, (3) satisfy as promptly as reasonably practicable all conditions applicable to it in such definitive agreements as of the effective time of the merger, and (4) obtain a disbursement under such credit facility of an amount reasonably determined by Alpha. In addition, upon the request of Alpha, Foundation must use its commercially reasonable efforts (which will not include efforts regarding any offering of securities) to provide, and to cause its subsidiaries and the directors, officers, employees, consultants, advisors, legal counsel, accountants and other agents of Foundation and each of its subsidiaries to provide, all cooperation reasonably necessary to obtain the new credit facility, as may reasonably be requested by Alpha. Alpha’s obligation to effect the merger on the closing date is not contingent or conditioned on obtaining or closing upon the new credit facility or receiving any disbursement thereunder.

•	Upon the request of Alpha, Foundation must use its commercially reasonable efforts to cooperate with Alpha to make specified amendments to the Foundation Credit Agreement, including efforts to (1) obtain the execution of the contemplated amendment (including such changes or modifications as Alpha may reasonably request) of the Foundation loan agreement from the lenders with the ownership of the majority of the total outstanding loans and unused commitments under the Foundation loan agreement, (2) enter into all required documentation with respect to the amendment of the Foundation loan agreement on terms and conditions reasonably satisfactory to Alpha, and (3) satisfy as promptly as reasonably practicable all conditions applicable to it in the amendment of the Foundation loan agreement prior to the completion of the merger. The effectiveness of the amendment of the Foundation loan agreement will be expressly conditioned on the completion of the merger. Alpha’s obligation to effect the merger on the closing date is not contingent or conditioned on obtaining the execution of the amendment to the Foundation loan agreement (or any changes or modifications thereto) or the effectiveness of such amendment.

Alpha and Foundation have each acknowledged and agreed that Foundation’s obligations to consummate the merger and the other transactions contemplated thereby are not conditioned or contingent upon receipt of any financing. On May 22, 2009, Foundation and two of its subsidiaries entered into the Foundation loan agreement amendment, which will become operative upon the satisfaction or waiver of certain conditions including, but not limited to, consummation of the merger. See “The Merger — Financing Relating to the Merger” beginning on page 86.

Additional Agreements

The merger agreement contains additional agreements between Alpha and Foundation relating to, among other things:

•	taking all necessary steps to exclude the merger or any other transaction contemplated by the merger agreement from the applicability of any takeover laws and assist in any challenge by the other party to the validity or the applicability of any takeover laws to the merger or any other transaction contemplated by the merger agreement from the applicability of any takeover laws;

•	providing the other party with the opportunity to participate in the defense or settlement of any stockholder proceeding against either company or any of its directors or officers relating to the merger or any other transactions contemplated by the merger agreement, provided that no settlement or compromise of such stockholder proceeding may be made without the other party’s prior written consent not to be unreasonably withheld;

•	maintaining the current offices of Foundation at the location of Foundation’s current headquarters in Linthicum Heights, Maryland for a minimum of 18 months from consummation of the merger;

•	expressly stating that each party has no control of the other party’s business;

•	preparation of this joint proxy statement/prospectus and of the registration statement on Form S-4, of which this joint proxy statement/prospectus forms a part;

•	timely filing with the SEC of each form, report and other document required to be filed or furnished by each party under the Exchange Act;

•	notifying the other party of the occurrence or non-occurrence of any event that would make the timely satisfaction of any of the conditions to complete the merger impossible or unlikely;

•	requiring the other party’s prior written consent regarding public announcements;

•	prior to the effective time, adopting enhanced severance plans for employees of each of Alpha and Foundation; and

•	ensuring exemption of certain transactions in connection with the merger under Rule 16b-3 of the Exchange Act.

Conditions to Completion of the Merger

The obligations of each of Alpha and Foundation to complete the merger are subject to the satisfaction or waiver on or prior to the closing date of the merger of the following conditions:

•	the adoption of the merger agreement by the Alpha stockholders at the Alpha special meeting and by the Foundation stockholders at the Foundation special meeting;

•	the absence of any order, injunction, decree or other legal restraint issued by any governmental entity of competent jurisdiction, or other law, rule or legal restraint that is in effect and prevents the consummation of the merger or other transactions contemplated by the merger agreement;

•	the absence of any proceeding by any governmental entity seeking to enjoin, restrain or otherwise prohibit any of the transactions contemplated by the merger agreement;

•	the expiration or early termination of the waiting periods applicable to the consummation of the merger under the HSR Act;

•	the authorization for listing on the NYSE, subject to official notice of issuance, of the shares of New Alpha common stock to be issued in the merger and upon the exercise of options to purchase shares of New Alpha common stock and Alpha equity awards or the vesting of New Alpha’s restricted stock units; and

•	the continued effectiveness of the registration statement on Form S-4 of which this joint proxy statement/prospectus forms a part and absence of any stop order by the SEC or proceedings of the SEC seeking a stop order, suspending the effectiveness of such registration statement.

The obligation of Alpha to effect the merger is further subject to satisfaction or waiver by Alpha of the following conditions:

•	the representations and warranties of Foundation set forth in the merger agreement regarding the following matters must be true and correct in all respects both as of the date of the merger agreement and as of the closing date of the merger, as if made at and as of the closing date of the merger, except to the extent any such representation and warranty was expressly made as of an earlier date (in which case such representation or warranty must have been true as of such earlier date):

•	the corporate power and authority to enter into the merger agreement and the approval of the merger agreement and the recommendation to adopt the merger agreement by Foundation’s board of directors;

•	the absence of a material adverse effect on Foundation since December 31, 2008;

•	the affirmative vote required by Foundation’s stockholders to adopt the merger agreement;

•	inapplicability of takeover laws;

•	the receipt of an opinion from Foundation’s financial advisor; and

•	no brokers’ or finders’ fees;

•	the representations and warranties of Foundation set forth in the merger agreement relating to the capital structure of Foundation must be true and correct in all but de minimis respects both as of the date of the merger agreement and as of the closing date of the merger, as if made at and as of the closing date of the merger, except to the extent any such representation and warranty was expressly made as of an earlier date (in which case such representation or warranty must have been true as of such earlier date);

•	all other representations and warranties of Foundation set forth in the merger agreement must be true and correct (without giving effect to any materiality or material adverse effect qualifications contained in them) both as of the date of the merger agreement and as of the closing date of the merger, as if made at and as of the closing date of the merger, except to the extent any such representation and warranty was expressly made as of an earlier date (in which case such representation or warranty must have been true as of such earlier date), except where the changes, effects, events or occurrences that resulted in any failures to be true and correct have not had and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on Foundation;

•	Foundation must have performed in all material respects all obligations required to be performed by it under the merger agreement at or prior to the effective time of the merger;

•	Foundation must have furnished Alpha with a certificate signed on its behalf by its chief executive officer or chief financial officer certifying as to the matters set forth above in the four immediately preceding bullets; and

•	Alpha must have received from Cleary Gottlieb, its counsel, an opinion, in a form and substance reasonably satisfactory to Alpha, dated as of the closing date of the merger, to the effect that the merger will be treated as a reorganization within the meaning of Section 368(a) of the Code.

The obligation of Foundation to effect the merger is further subject to satisfaction or waiver by Foundation of the following conditions:

•	the representations and warranties of Alpha set forth in the merger agreement regarding the following matters must be true and correct in all respects both as of the date of the merger agreement and as of the closing date of the merger, as if made at and as of the closing date of the merger, except to the extent any such representation and warranty was expressly made as of an earlier date (in which case such representation or warranty must have been true as of such earlier date):

•	the corporate power and authority to enter into the merger agreement and the approval of the merger agreement and the recommendation to adopt the merger agreement by Alpha’s board of directors;

•	the absence of a material adverse effect on Alpha since December 31, 2008;

•	the affirmative vote required by Alpha stockholders to adopt the merger agreement;

•	inapplicability of takeover laws;

•	the receipt of an opinion from Alpha’s financial advisor; and

•	no brokers’ or finders’ fees;

•	the representations and warranties of Alpha set forth in the merger agreement relating to the capital structure of Alpha must be true and correct in all but de minimis respects both as of the date of the merger agreement and as of the closing date of the merger, as if made at and as of the closing date of the merger, except to the extent any such representation and warranty was expressly made as of an earlier date (in which case such representation or warranty must have been true as of such earlier date);

•	all other representations and warranties of Alpha set forth in the merger agreement must be true and correct (without giving effect to any materiality or material adverse effect qualifications contained in them) both as of the date of the merger agreement and as of the closing date of the merger, as if made at and as of the closing date of the merger, except to the extent any such representation and warranty was expressly made as of an earlier date (in which case such representation or warranty must have been true as of such earlier date), except where the changes, effects, events or occurrences that resulted in any failures to be true and correct have not had and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on Alpha;

•	Alpha must have performed in all material respects all obligations required to be performed by it under the merger agreement at or prior to the effective time of the merger;

•	Alpha must have furnished Foundation with a certificate signed on its behalf by its chief executive officer or chief financial officer certifying as to the matters set forth above in the four immediately preceding bullets; and

•	Foundation must have received from Skadden, its counsel, an opinion, in a form and substance reasonably satisfactory to Foundation, dated as of the closing date, to the effect that the merger will be treated as a reorganization within the meaning of Section 368(a) of the Code.

Termination of the Merger Agreement

At any time before the effective time of the merger, whether or not both the Alpha stockholders and the Foundation stockholders have adopted the merger agreement, the merger agreement may be terminated:

•	by mutual written consent of Alpha and Foundation;

•	by either Alpha or Foundation if:

•	any court of competent jurisdiction or other governmental entity has issued an order, decree or ruling enjoining or otherwise prohibiting any of the transactions contemplated by the merger agreement, and such order, decree, or ruling has become final and non-appealable, except under limited circumstances;

•	the parties fail to consummate the merger on or before the outside date of November 11, 2009, unless the failure to perform or comply in all material respects with the covenants in the merger agreement by the party seeking the termination contributed to the failure to consummate the merger by the outside date or unless such party has not yet held its special meeting; provided that if all conditions to the closing have been satisfied other than the expiration or early termination of the applicable waiting periods under the HSR Act, either party may, upon its good faith belief that such condition will be satisfied before February 11, 2010, extend the outside date from November 11, 2009 to February 11, 2010 by written notice to the other party during the five business days preceding November 11, 2009;

•	the Alpha special meeting has been convened, the stockholders of Alpha have voted, and the adoption of the merger agreement by the Alpha stockholders was not obtained; or

•	the Foundation special meeting has been convened, the stockholders of Foundation have voted, and the adoption of the merger agreement by the Foundation stockholders was not obtained; or

•	by Alpha if:

•	Foundation breaches its representations, warranties or covenants set forth in the merger agreement, which breach would result in a failure of certain of the conditions to the completion of the merger being satisfied and such breach is not cured by the earlier of the outside date or 30 days after the receipt of written notice thereof or is incapable of being cured within such period, except under limited circumstances;

•	prior to the receipt of its stockholders’ approval of the proposal to adopt the merger agreement, (1) Alpha receives an unsolicited written acquisition proposal, not in violation of its non-solicitation obligations, after the date of the merger agreement, which the Alpha board of directors concludes in good faith constitutes a superior proposal, (2) Alpha provides Foundation with a written notice that it intends to take such action, specifying the material terms of the superior proposal, (3) the Alpha board of directors determines in good faith that the failure to take such action could reasonably be expected to be a breach of its fiduciary duties to Alpha stockholders under applicable law, (4) Alpha thereafter satisfies its obligations to negotiate with Foundation in good faith to make adjustments to the terms and conditions of the merger agreement, and (5) Alpha, concurrently with the termination of the merger agreement, enters into an acquisition agreement for such superior proposal; provided that Alpha pays a $75.4 million termination fee to Foundation; or

•	prior to the receipt of the Foundation stockholders’ approval of the proposal to adopt the merger agreement, (1) the Foundation board of directors has effected a change of board recommendation or failed to include the board recommendation in the joint proxy statement/prospectus by Foundation, (2) Foundation materially breaches its covenants to convene the Foundation special meeting or non-solicitation obligations or obligations to recommend that Foundation stockholders vote in favor of the adoption of the merger agreement, (3) Alpha has received written notice from Foundation informing Alpha of Foundation’s intention to effect a change of board recommendation, within the three business days following receipt by Alpha of such notice, (4) the Foundation board of directors recommends or approves, or announces publicly its intention to recommend or enter into an acquisition proposal other than the merger agreement, or (5) a tender offer or exchange offer that would, if consummated, constitute an acquisition proposal with respect to Foundation is commenced by a third party, and Foundation does not make a recommendation that its stockholders reject such tender or exchange offer within ten business days after such offer is first made; or

•	by Foundation if:

•	Alpha breaches its representations, warranties or covenants set forth in the merger agreement, which breach would result in a failure of certain of the conditions to the completion of the merger being satisfied and such breach is not cured by the earlier of the outside date or 30 days after the receipt of written notice thereof or is incapable of being cured within such period, except under limited circumstances;

•	prior to the receipt of its stockholders’ approval of the proposal to adopt the merger agreement, (1) Foundation receives an unsolicited written acquisition proposal, not in violation of its non-solicitation obligations, after the date of the merger agreement, which the Foundation board of directors concludes in good faith constitutes a superior proposal, (2) Foundation provides Alpha with a written notice that it intends to take such action, specifying the material terms of the superior proposal, (3) the Foundation board of directors determines in good faith that the failure to take such action could reasonably be expected to be a breach of its fiduciary duties to Foundation stockholders under applicable law, (4) Foundation thereafter satisfies its obligations to negotiate with Alpha in good faith to make adjustments to the terms and conditions of the merger agreement, and (5) Foundation, concurrently with the termination of the merger agreement, enters into an acquisition agreement for such superior proposal; provided that Foundation pays a $53.1 million termination fee to Alpha; or

•	prior to the receipt of the Alpha stockholders’ approval of the proposal to adopt the merger agreement, (1) the Alpha board of directors has effected a change of board recommendation or failed to include the board recommendation in the joint proxy statement/prospectus by Alpha, (2) Alpha materially breaches its covenants to convene the Alpha special meeting or non-solicitation obligations or obligations to recommend that Alpha stockholders vote in favor of the adoption of the merger agreement, (3) Foundation has received written notice from Alpha informing Foundation of Alpha’s intention to effect a change of board recommendation, within the three business days following receipt by Foundation of such notice, (4) the Alpha board of directors recommends or approves, or announces publicly its intention to recommend or enter into an acquisition proposal other than the merger agreement, or (5) a tender offer or exchange offer that would, if consummated, constitute an acquisition proposal with respect to Alpha is commenced by a third party, and Alpha does not make a recommendation that its stockholders reject such tender or exchange offer within ten business days after such offer is first made.

Termination Fees

A termination fee would be payable by Alpha or Foundation under certain circumstances. The amount of the termination fee to be paid by Alpha would be $75.4 million. The amount of the termination fee to be paid by Foundation would be $53.1 million.

The termination fee would be payable in the following circumstances:

•	By Foundation, upon termination by Alpha if prior to the receipt of the Foundation stockholders’ approval of the proposal to adopt the merger agreement (1) the Foundation board of directors has effected a change of board recommendation or failed to include the board recommendation in the joint proxy statement/prospectus by Foundation, (2) Foundation has materially breached its covenants to convene the Foundation special meeting or non-solicitation obligations or obligations to recommend that Foundation stockholders vote in favor of the adoption of the merger agreement, (3) Alpha has received written notice from Foundation informing Alpha of Foundation’s intention to effect a change of board recommendation, within the three business days following receipt by Alpha of such notice, (4) the Foundation board of directors has recommended or approved, or announced publicly its intention to recommend or enter into an acquisition proposal other than the merger agreement, or (5) if a tender offer or exchange offer that would, if consummated, constitute an acquisition proposal with respect to Foundation is commenced by a third party, and Foundation has not made a recommendation that its stockholders reject such tender or exchange offer within ten business days after such offer is first made.

•	By Alpha, upon termination by Foundation if prior to the receipt of the Alpha stockholders’ approval of the proposal to adopt the merger agreement (1) the Alpha board of directors has effected a change of board recommendation or failed to include the board recommendation in the joint proxy statement/prospectus by Alpha, (2) Alpha has materially breached its covenants to convene the Alpha special meeting or non-solicitation obligations or obligations to recommend that Alpha stockholders vote in favor of the adoption of the merger agreement, (3) Foundation has received written notice from Alpha informing Foundation of Alpha’s intention to effect a change of board recommendation, within the three business days following receipt by Foundation of such notice, (4) the Alpha board of directors has recommended or approved, or announced publicly its intention to recommend or enter into an acquisition proposal other than the merger agreement, or (5) if a tender offer or exchange offer that would, if consummated, constitute an acquisition proposal with respect to Alpha is commenced by a third party, and Alpha has not made a recommendation that its stockholders reject such tender or exchange offer within ten business days after such offer is first made.

•	By Foundation, at the consummation of a competing acquisition proposal of at least 50% of the assets, businesses or equity of Foundation and its subsidiaries between Foundation and a third party if:

•	a competing acquisition proposal had been announced or made to Foundation’s stockholders after the signing of the merger agreement;

•	after such competing acquisition proposal had been announced or made and before it had been publicly withdrawn, the merger agreement was terminated (1) due to the failure of the merger to be completed before the outside date, or (2) due to the failure to adopt the merger agreement by Foundation’s stockholders, or (3) due to a breach by Foundation of its representations, warranties or obligations under the merger agreement; and

•	within 12 months after such termination, Foundation either consummates a competing acquisition proposal or enters into a definitive agreement for a competing acquisition proposal (and consummates any competing acquisition proposal within the one-year period following the entry into such definitive agreement).

•	By Alpha, at the consummation of a competing acquisition proposal of at least 50% of the assets, businesses or equity of Alpha and its subsidiaries between Alpha and a third party if:

•	a competing acquisition proposal had been announced or made to Alpha’s stockholders after the signing of the merger agreement;

•	after such competing acquisition proposal had been announced or made and before it had been publicly withdrawn, the merger agreement was terminated (1) due to the failure of the merger to complete before the outside date, or (2) due to failure to adopt the merger agreement by Alpha’s stockholders, or (3) due to a breach by Alpha of its representations, warranties or obligations under the merger agreement; and

•	within 12 months after such termination, Alpha either consummates a competing acquisition proposal or enters into a definitive agreement for a competing acquisition proposal (and consummates any competing acquisition proposal within the one-year period following the entry into such definitive agreement).

•	By Foundation, upon termination by Foundation to enter into a definitive agreement for a superior proposal prior to the receipt of the Foundation stockholders’ approval.

•	By Alpha, upon termination by Alpha to enter into a definitive agreement for a superior proposal prior to the receipt of the Alpha stockholders’ approval.

In general, each of Alpha and Foundation will bear its own expenses in connection with the merger agreement and the related transactions.

Amendments, Extensions and Waivers

Amendments

The merger agreement may be amended by the parties at any time prior to the effective time of the merger by an instrument in writing signed on behalf of each of the parties. However, after the adoption of the merger agreement at the Alpha special meeting and the adoption of the merger agreement at Foundation special meeting, there will be no amendment to the merger agreement made that would decrease the merger consideration for either party’s stockholders or adversely affect the rights of either party’s stockholders without the further approval of the stockholders of Alpha or stockholders of Foundation, as the case may be.

Extensions and Waivers

At any time prior to the effective time of the merger, any party to the merger agreement may:

•	extend the time for the performance of any of the obligations or other acts of the other parties;

•	waive any inaccuracies in the representations and warranties of the other party contained in the merger agreement or in any document delivered pursuant to the merger agreement; or

•	waive compliance by the other party with any of the agreements or conditions contained in the merger agreement.

Any agreement on the part of either party to any extension or waiver will be valid only if set forth in an instrument in writing signed by that party. The failure of any party to the merger agreement to assert any of its rights under the merger agreement or otherwise will not constitute a waiver of those rights.

INFORMATION ABOUT ALPHA

Alpha produces, processes and sells steam and metallurgical coal from 7 regional business units, which, as of March 31, 2009, were supported by 30 active underground mines, 20 active surface mines and 10 preparation plants located throughout Virginia, West Virginia, Kentucky, and Pennsylvania, as well as a road construction business in West Virginia and Virginia that recovers coal. Alpha also sells coal produced by others, the majority of which Alpha processes and/or blends with coal produced from its mines prior to resale, providing it with a higher overall margin for the blended product than if it had sold the coals separately.

In addition, Alpha generates other revenues from equipment and parts sales, equipment repair, road construction, rentals, royalties, commissions, coal handling, terminal and processing fees, and coal and environmental analysis fees. Alpha also records revenue for freight and handling charges incurred in delivering coal to its customers, which Alpha treats as being reimbursed by its customers. However, these freight and handling revenues are offset by equivalent freight and handling costs and do not contribute to Alpha’s profitability.

Steam coal, which is primarily purchased by large utilities and industrial customers as fuel for electricity generation, accounted for approximately 58% of Alpha’s 2008 coal sales volume from continuing operations. The majority of Alpha’s steam coal sales volume from continuing operations in 2008 consisted of high Btu (above 12,500 Btu content per pound), low sulfur (sulfur content of 1.5% or less) coal, which typically sells at a premium to lower-Btu, higher-sulfur steam coal. Metallurgical coal, which is used primarily to make coke, a key component in the steel making process, accounted for approximately 42% of Alpha’s 2008 coal sales volume. Metallurgical coal generally sells at a premium to steam coal because of its higher quality and its value in the steelmaking process as the raw material for coke. The heat value of coal is commonly measured in British thermal units, or “Btus.” A Btu is the amount of heat needed to raise the temperature of one pound of water by one degree Fahrenheit.

During 2008, Alpha sold a total of 26.9 million tons of steam and metallurgical coal from continuing operations and generated coal revenues of $2.1 billion and income from continuing operations of $198.6 million. Alpha’s coal sales from continuing operations during 2008 consisted of 22.1 million tons of produced and processed coal, including 1.5 million tons purchased from third parties and processed at our processing plants or loading facilities prior to resale, and 4.8 million tons of purchased coal that it resold without processing. Approximately 65% of the purchased coal in 2008 was blended with coal produced from Alpha’s mines prior to resale. Approximately 52% of Alpha’s total revenue from continuing operations in 2008 was derived from sales made outside the United States, primarily in Brazil, Egypt, Turkey, Russia and Canada.

For the three months ended March 31, 2009, sales of steam coal were 3.2 million tons and accounted for approximately 61% of Alpha’s coal sales volume. For the three months ended March 31, 2009, sales of metallurgical coal were 2 million tons and accounted for approximately 39% of Alpha’s sales volume. Alpha’s sales of steam coal were made to large utilities and industrial customers in the Eastern region of the United States, and its sales of metallurgical coal were made to steel companies in the Northeastern and Midwestern regions of the United States and in several countries in Europe, South America, Africa and Asia. Approximately 41% of Alpha’s coal sales and freight revenue for the three months ended March 31, 2009 was derived from sales made outside the United States, primarily in Brazil, Italy, Belgium, Spain, Sweden, and India.

As of December 31, 2008, Alpha had 599.7 million tons of proven and probable coal reserves accessible from its active operations. Of Alpha’s total proven and probable reserves, approximately 83% are low sulfur reserves, with approximately 60% having sulfur content below 1%. Approximately 88% of Alpha’s total proven and probable reserves have a high Btu content, which creates more energy per unit when burned compared to coals with lower Btu content. Alpha believes that its total proven and probable reserves will support current production levels for more than 20 years.

Additional information about Alpha and its subsidiaries is included in documents incorporated by reference in this joint proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 136.

The principal executive office of Alpha is located at One Alpha Place, P.O. Box 2345, Abingdon, Virginia, and its telephone number is (276) 691-4410.

INFORMATION ABOUT FOUNDATION

Foundation is the fourth largest coal producer in the United States, based on tons produced. Foundation operates a diverse group of nine individual coal mines located in Wyoming, Pennsylvania and West Virginia and has a mine located in Illinois that is idled. For the year ended December 31, 2008, Foundation sold 70.9 million tons of coal, including 69.3 million tons that were produced and processed at its operations. As of December 31, 2008, Foundation had approximately 1.7 billion tons of proven and probable coal reserves. Foundation is primarily a supplier of steam coal to U.S. utilities for use in generating electricity. Foundation also sells steam coal to industrial plants. Steam coal sales accounted for 98% of its coal sales volume and 89% of its coal sales revenue in 2008. Foundation also sells metallurgical coal to steel producers. Metallurgical sales accounted for 2% of its coal sales volume and 11% of its coal sales revenue in 2008.

For the three months ended March 31, 2009, Foundation sold 17.2 million tons of coal, including 16.8 million tons that were produced and processed at its operations. For the comparable period in 2008, Foundation sold 18.5 million tons of coal, including 17.9 million tons that were produced and processed at its operations.

Steam coal sales accounted for approximately 99% and 98% of Foundation’s coal sales volume for the three-month periods ended March 31, 2009 and 2008, respectively, representing approximately 95% and 92% of its coal sales revenue for the three months ended March 31, 2009 and 2008, respectively. Metallurgical coal accounted for approximately 1% and 2% of Foundation’s coal sales volume for the three-month periods ended March 31, 2009 and 2008, respectively, representing 5% and 8% of its coal sales revenue for the three-month periods ended March 31, 2009 and 2008, respectively.

As of January 26, 2009, Foundation had a total sales backlog of over 259 million tons of coal, and its coal supply agreements have remaining terms ranging from less than one year to 13 years. For 2008, Foundation sold approximately 86% of its sales volume under long-term coal supply agreements. Foundation considers sales commitments with a duration longer than twelve months as a “long-term” contract as opposed to spot sales agreements with a duration of twelve months or less. As of January 26, 2009, Foundation had sales and price commitments for approximately 97% of its planned 2009 shipments, approximately 59% of its planned 2010 shipments, and approximately 29% of its planned 2011 shipments.

Additional information about Foundation and its subsidiaries is included in documents incorporated by reference in this joint proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 136.

Foundation’s principal executive office is located at 999 Corporate Boulevard, Suite 300, Linthicum Heights, Maryland 21090-2227, and its telephone number is (410) 689-7600.

COMPARISON OF RIGHTS OF STOCKHOLDERS

As a result of the merger, Foundation stockholders will be entitled to receive 1.0840 shares of New Alpha common stock for each share of Foundation common stock, subject to adjustment and the payment of cash in lieu of fractional shares, and each share of Alpha common stock will automatically become one share of New Alpha common stock. The rights of holders of Foundation common stock and the rights of holders of Alpha common stock will differ from their rights as holders of New Alpha common stock.

The rights of Alpha stockholders, the rights of Foundation stockholders and the rights of New Alpha stockholders are governed by the DGCL and the respective certificates of incorporation and bylaws of each corporation.

The following discussion summarizes the material differences among the rights of Alpha, Foundation and New Alpha stockholders. Because Foundation will be the surviving corporation in the merger, the certificate of incorporation of New Alpha will be identical to the certificate of incorporation of Foundation in all respects other than the name of New Alpha and the number of shares of common stock that New Alpha is authorized to issue. To the extent that the rights of holders of New Alpha common stock will differ in a material respect from the rights of current holders of Foundation common stock as a result of a difference between Foundation’s bylaws and New Alpha’s bylaws, we have separately summarized the material rights of New Alpha stockholders after completion of the merger. This summary contains a list of the material differences but is not meant to be relied upon as an exhaustive list or a detailed description of the provisions discussed and is qualified in its entirety by reference to the DGCL and to the governing instruments of each company. We urge you to read the governing instruments of each company and the provisions of the DGCL carefully and in their entirety. Copies of the Alpha bylaws and certificate of incorporation and the Foundation bylaws and certificate of incorporation are available to Alpha stockholders and Foundation stockholders upon request. See “Where You Can Find More Information” on page 136. Copies of New Alpha’s certificate of incorporation and bylaws are attached as Annex A and Annex B, respectively, to the merger agreement.

Material Differences in Stockholder Rights

Amendment of Charter Documents

Delaware.  Unless a greater vote is required by a corporation’s certificate of incorporation, the DGCL requires approval by a corporation’s board of directors and holders of a majority of the outstanding stock of a corporation entitled to vote thereon and, in cases in which class voting is required, by holders of a majority of the outstanding shares of such class, in order to amend a corporation’s certificate of incorporation.

Alpha.  Amendments to the Alpha certificate of incorporation are governed in accordance with the DGCL with the exception that the affirmative vote of at least 90% of the combined voting power of all outstanding shares of Alpha common stock, voting together as a single class, is required to alter, amend, repeal, or adopt any provision inconsistent with Article XI of the Alpha certificate of incorporation, which governs certain fiduciary duties with respect to the conduct of certain affairs of Alpha, that may involve specified parties that were controlling stockholders of Alpha at the time of its initial public offering and their affiliates and their respective officers and directors, and the powers, rights, duties and liabilities of Alpha and its officers, directors and stockholders in connection therewith. The provisions of Article XI ceased to have force or effect when such persons ceased to own five percent or more of Alpha common stock.

Foundation/New Alpha.  Amendments to the certificate of incorporation are governed in accordance with the DGCL with the exception that the affirmative vote of at least 75% of the combined voting power of all outstanding shares of common stock entitled to vote generally in the election of directors, voting together as a single class, is required to alter, amend or repeal Articles V, VI, or VIII of the certificate of incorporation and corresponding provisions of the bylaws or to adopt any provision inconsistent therewith. Article V governs the amendment of the certificate of incorporation and bylaws, Article VI governs the election and removal of directors, and Article VIII governs stockholder action by written consent and special meetings of stockholders.

Class Voting

Delaware.  The DGCL provides that the holders of the outstanding shares of a particular class of stock are entitled to vote as a separate class with respect to certain amendments to a corporation’s certificate of incorporation, including, but not limited to, amendments that increase or decrease the aggregate number of authorized shares of such class, increase or decrease the par value of shares of such class, or otherwise adversely affect the powers, preferences or special rights of the holders of such class.

Alpha.  The Alpha certificate of incorporation provides that any increase or decrease in the authorized number of shares (but not below the number of shares then outstanding) of any class or classes of stock, or the creation, authorization, or issuance of any securities convertible into, or warrants, options, or similar rights to purchase, acquire, or receive, shares of any such class or classes of stock shall not be deemed to adversely affect the holders of preferred stock. Class voting by Alpha stockholders is otherwise governed in accordance with the DGCL.

Foundation/New Alpha.  Except as otherwise required by law, holders of common stock are not permitted to vote on any amendment to the certificate of incorporation that relate solely to the terms of one or more outstanding series of preferred stock if the holders of the affected series are entitled to vote on such an amendment.

Removal of Directors

Delaware.  The DGCL provides that a director or directors may be removed from office, with or without cause, by the holders of a majority of the shares then entitled to vote, except that (1) in the case of a corporation that has a classified board, directors may be removed from office by stockholders only for cause, unless the certificate of incorporation provides otherwise and (2) in the case of a corporation having cumulative voting, if less than the entire board is to be removed, no director may be removed without cause if the votes cast against such removal would be sufficient to elect such director if then cumulatively voted at an election of the entire board of directors or of the class of directors of which the director is a part.

The certificates of incorporation of Foundation and New Alpha and the bylaws of Alpha provide that a director may be removed with or without cause, except that the certificates of incorporation of Foundation and New Alpha require an affirmative vote of at least 75% of the combined voting power of all outstanding shares of Foundation and New Alpha common stock.

Right to Call Special Meetings of Stockholders

Delaware.  The DGCL permits special meetings of stockholders to be called by the board of directors and such other persons, including stockholders, as the certificate of incorporation or bylaws may provide. The DGCL does not require that stockholders be given the right to call special meetings.

Alpha.  The Alpha bylaws provide that, unless otherwise prescribed by the DGCL, special meetings may be called by the chairman of the Alpha board of directors, the chief executive officer or by resolution of the board of directors and shall be called by the chief executive officer or secretary upon the written request of not less than 10% of the stockholders in interest entitled to vote thereat.

Foundation/New Alpha.  The certificates of incorporation provide that, unless otherwise prescribed by the DGCL and subject to the holders of any series of preferred stock, special meetings may be called at any time by the board of directors or by a committee of the board of directors whose power and authority, as provided in a resolution of the board of directors or in the bylaws, includes the power to call special meetings of stockholders.

Stockholder Action Without a Meeting

Delaware.  The DGCL provides that any action that may be taken at a meeting of stockholders may be taken without a meeting, without prior notice and without a vote, if the holders of the outstanding stock having not less than the minimum number of votes otherwise required to authorize or take such action at a meeting of stockholders consent in writing, unless otherwise provided by a corporation’s certificate of incorporation. The record date to determine the stockholders entitled to consent to corporate action in writing may be set by the board of directors of the corporation, which record date may not precede the date of the board’s resolution fixing such record date and may not be more than ten days after the date the board adopts a resolution fixing the record date. If the board does not set such record date for stockholder action by written consent, and no prior board action is required by the DGCL, the record date for stockholder action by written consent is the date of first submission of the written consent to the corporation. If the board has not fixed the record date and prior board action is required by the DGCL, then the record date for stockholder action by written consent is the close of business on the date the board adopts a resolution taking such prior action.

Alpha.  Actions by Alpha stockholders without a meeting are governed in accordance with the DGCL, except that the Alpha bylaws provide for the following procedure for the board of directors of Alpha to set the record date for stockholder action by written consent: any person seeking to have the Alpha stockholders authorize or take corporate action by written consent without a meeting shall request the Alpha board of directors to fix the record date by sending to the corporate secretary a written notice describing the action that the stockholder proposes to take by consent and providing some further information described in the Alpha bylaws. The board of directors will then have ten days from receipt of such written notice to determine the validity of the request and adopt a resolution fixing the record date. The record date shall not be more than ten days from the date of the board resolution setting the record date and shall not precede the date of such board resolution. If the board of directors fails within ten days to fix a record date, then the record date shall be the day on which the first written consent is delivered to the corporation. If, however, prior action is required by the board of directors under the DGCL, the record date shall be the close of business on the day the board adopts such prior action.

Foundation/New Alpha.  Actions of stockholders must be effected at a duly called annual or special meeting and may not be effected by written consent.

Director Liability and Indemnification

Delaware.  The DGCL allows a corporation to include in its certificate of incorporation a provision eliminating the liability of a director for monetary damages for a breach of such director’s fiduciary duties as a director, except liability (1) for any breach of the director’s duty of loyalty to the corporation or the corporation’s stockholders, (2) for acts or omissions not in good faith or that involve intentional misconduct or knowing violation of law, (3) under Section 174 of the DGCL (which deals generally with unlawful payments of dividends, stock repurchases and redemptions), and (4) for any transaction from which the director derived an improper personal benefit.

The DGCL permits a Delaware corporation to indemnify a person made or threatened to be made a party to any threatened, pending, or completed action, suit or proceeding by reason of the fact that such person is or was a director, officer, employee or agent (or serving, at the request of the corporation, as director or officer of another corporation, partnership, joint venture, trust or other enterprise). The DGCL permits a corporation to indemnify an officer, director, employee or agent for fines, judgments, or settlements, as well as for expenses in the context of actions other than derivative actions, if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation and, in the case of a criminal proceeding, if such person had no reasonable cause to believe that such person’s conduct was unlawful. Indemnification against expenses incurred by a director or officer in connection with a proceeding against such person for actions in such capacity is mandatory to the extent that such person has been successful on the merits or otherwise. A corporation may also indemnify any person made or threatened to be made a party to any threatened, pending, or completed derivative action by reason of the fact that such person was serving as a director, officer, employee, or agent of the corporation, or was serving in such capacity in another entity at the request of the corporation for expenses actually and reasonably incurred by the person in connection with the defense or settlement of such derivative action if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation. In the case of such derivative suits, the corporation may not make any indemnification if such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of

Chancery (or other court in which the action was brought) shall determine that such person is fairly and reasonably entitled to indemnify for such expenses that the relevant court deems proper.

The DGCL grants express power to a Delaware corporation to purchase liability insurance for its directors, officers, employees and agents, regardless of whether any such person is otherwise eligible for indemnification by the corporation. Advancement of expenses is permitted, but a director or officer receiving such advances must agree to repay those expenses if it is ultimately determined that he is not entitled to indemnification.

Alpha.  The Alpha certificate of incorporation contains a provision pursuant to which persons serving as Alpha directors, officers, employees, and agents, and persons serving at the request of Alpha as a director, officer, employee, or agent of another corporation shall be indemnified to the fullest extent permitted by the DGCL where such person is made party to any threatened, pending, or completed action, suit, or proceeding by reason of such person’s corporate capacity. The Alpha certificate of incorporation also contains a provision excluding the personal liability of a director to Alpha or its stockholders for monetary damages for breach of fiduciary duty as a director to the fullest extent permitted by the DGCL. In addition to the provisions of the Alpha certificate of incorporation, the Alpha bylaws generally provide indemnification to Alpha’s directors and officers, and persons serving at the request of Alpha as a director, officer, or trustee of another corporation, partnership, joint venture, trust, or other enterprise, to the fullest extent provided by the DGCL. The Alpha bylaws also allow Alpha to purchase and maintain liability insurance for its directors, officers, employees and agents, regardless of whether any such person is otherwise eligible for indemnification by the corporation, and provide for the advancement of expenses.

Foundation.  The Foundation certificate of incorporation contains a provision pursuant to which Foundation directors, officers, employees, and agents, and persons serving at the request of Foundation as a director, officer, employee, or agent of another corporation shall be indemnified to the fullest extent permitted by the DGCL where such person is made or threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding by reason of such indemnitee’s corporate capacity. The Foundation certificate of incorporation also contains a provision excluding the personal liability of a director to Foundation or its stockholders for monetary damages for breach of fiduciary duty as a director to the fullest extent permitted by the DGCL.

In addition to the provisions of the Foundation certificate of incorporation, the Foundation bylaws generally provide indemnification of persons serving as Foundation directors and officers, and persons serving at the request of Foundation as a director, officer, or trustee of another corporation, partnership, joint venture, trust, or other enterprise, including service with respect to an employee benefit plan, to the fullest extent provided by the DGCL, where such person is made or threatened to be made a party to or is involved in any proceeding, regardless of whether the basis for such proceeding is alleged action in such person’s official capacity. Additionally, the Foundation bylaws provide that Foundation will indemnify directors, officers and others in connection with a proceeding initiated by the indemnitee only if that proceeding was authorized by the Foundation board of directors, except with respect to proceedings to enforce rights to indemnification. Foundation is not obligated to indemnify against any amount paid in settlement unless Foundation has consented to such settlement. The Foundation bylaws also provide for the advancement of expenses including attorney’s fees to any indemnified person, and, with respect to expenses incurred by a person in the capacity of an officer or director of Foundation, permit advancement of expenses only if the indemnified person provides an undertaking if an undertaking is required by the DGCL required. The indemnified person has the right to bring a suit against Foundation if a claim for indemnification or expenses is not paid within sixty days after a claim for indemnification has been submitted.

Any indemnification made pursuant to the Foundation bylaws must be authorized upon a determination that indemnification is proper because the indemnified person has met the applicable standard of conduct. This determination must be made by a majority vote of a quorum of the Foundation board of directors consisting of directors who were not parties to the proceeding for which indemnification is sought, by a majority vote of a committee of the board of directors consisting of at least three members who are not parties to the proceeding, by written opinion of independent legal counsel if such quorum cannot be obtained and/or such committee is not established or obtained and a quorum of disinterested directors so directs, or by a vote of the stockholders entitled to vote thereon.

Foundation may grant rights to indemnification and advancement of expenses to its employees and agents to the fullest extent provided to officers and directors as authorized by the Foundation board of directors.

The Foundation bylaws also allow Foundation to purchase and maintain liability insurance for its directors, officers, employees and agents, regardless of whether any such person is otherwise eligible for indemnification by the corporation, and provide for the advancement of expenses.

New Alpha.  The certificate of incorporation and bylaws of New Alpha contain the same indemnification provisions as the Foundation certificate of incorporation and bylaws.

Certain Similarities in Stockholder Rights

Amendment and Repeal of Bylaws by the Board of Directors

The DGCL provides that stockholders of a corporation, and, when provided for in the certificate of incorporation, the board of directors of the corporation, have the power to adopt, amend and repeal the bylaws of a corporation.

The certificate of incorporation and bylaws for each of Alpha, Foundation and New Alpha grant the respective boards of directors the power to amend and repeal the bylaws of each corporation. Amendments to the bylaws are otherwise governed in accordance with the DGCL.

Cumulative Voting

The DGCL provides that stockholders of a corporation do not have the right to cumulate their votes in the election of directors unless such right is granted in the certificate of incorporation of the corporation.

None of the certificates of incorporation of Alpha, Foundation or New Alpha grant their respective stockholders the right to vote cumulatively in the election of directors.

Vacancies on the Board

Delaware.  The DGCL provides that vacancies and newly created directorships resulting from a resignation or any increase in the authorized number of directors to be elected by the stockholders having the right to vote as a single class may be filled by a majority of the directors then in office although less than a quorum or by a sole remaining director, unless the certificate of incorporation or the bylaws of a corporation provide otherwise.

Vacancies on the boards of directors of Alpha, Foundation or New Alpha are governed in accordance with the DGCL.

Provisions Affecting Business Combinations

Delaware.  Section 203 of the DGCL provides generally that any person who acquires 15% or more of a corporation’s voting stock (thereby becoming an “interested stockholder”) may not engage in a wide range of “business combinations” with the corporation for a period of three years following the time the person became an interested stockholder, unless (1) the board of directors of the corporation has approved, prior to that acquisition time, either the business combination or the transaction that resulted in the person becoming an interested stockholder, (2) upon consummation of the transaction that resulted in the person becoming an interested stockholder, that person owned at least 85% of the corporation’s voting stock outstanding at the time the transaction commenced (excluding shares owned by persons who are directors and also officers and shares owned by employee stock plans in which participants do not have the right to determine confidentially whether shares will be tendered in a tender or exchange offer), or (3) the person became an interested stockholder on or after the time the business combination is approved by the board of directors and authorized by the affirmative vote (at an annual or special meeting and not by written consent) of at least 66 2/3% of the outstanding voting stock not owned by the interested stockholder.

These restrictions on interested stockholders do not apply under certain circumstances, including, but not limited to, the following: (1) if the corporation’s original certificate of incorporation contains a provision expressly electing not to be governed by Section 203 of the DGCL, or (2) if the corporation, by action of its stockholders taken with the favorable vote of a majority of the outstanding voting power of the corporation, adopts an amendment to its bylaws or certificate of incorporation expressly electing not to be governed by Section 203 of the DGCL, with such amendment to be effective 12 months thereafter, or in certain limited circumstances, immediately.

The DGCL requires approval of mergers (other than so-called “parent-subsidiary” mergers where the parent company owns at least 90% of the shares of the subsidiary), and sales, leases, or exchanges of all or substantially all of a corporation’s assets by a majority of the outstanding shares of the corporation entitled to vote thereon, unless the corporation’s certificate of incorporation specifies a greater percentage.

For each of Alpha, Foundation and New Alpha, approval of mergers, acquisitions, share purchases and certain other transactions is governed in accordance with the DGCL and all three corporations are exempt from Section 203 of the DGCL.

Rights of Dissenting Stockholders

Delaware.  The DGCL provides that appraisal rights are available to dissenting stockholders in connection with certain mergers or consolidations. However, the DGCL does not provide for appraisal rights in connection with such mergers or consolidations if (1) the shares of the corporation are (a) listed on a national securities exchange or (b) held of record by more than 2,000 stockholders or (2) the corporation is the surviving corporation and no vote of its stockholders is required for the merger. However, notwithstanding the foregoing, the DGCL provides that appraisal rights will be available to the stockholders of a corporation if the stockholders are required by the terms of a merger agreement to accept for such stock anything except (1) shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof, (2) shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders, (3) cash in lieu of fractional shares or fractional depository receipts as described above, or (4) any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts as described above. See “Summary — Appraisal Rights” on page 12 and “The Merger — Stockholders’ Rights of Appraisal” beginning on page 87. The DGCL does not provide appraisal rights to stockholders with respect to the sale of all or substantially all of a corporation’s assets or an amendment to a corporation’s certificate of incorporation, although a corporation’s certificate of incorporation may so provide.

The DGCL provides, among other procedural requirements for the exercise of the appraisal rights, that a stockholder’s written demand for appraisal of shares must be received before the taking of the vote on the matter giving rise to appraisal rights, when the matter is voted on at a meeting of stockholders.

The appraisal rights of Alpha, Foundation and New Alpha stockholders are governed in accordance with the DGCL.

Public Markets for the Shares

Common shares of Foundation and shares of Alpha common stock are quoted on the NYSE. After the merger, common shares of New Alpha, including those issued in connection with the merger, will be quoted on the NYSE.

Classification of Board of Directors

Delaware.  The DGCL permits, but does not require, a classified board of directors, pursuant to which the directors can be divided into two or three classes with staggered terms of office, with only one class of directors standing for election each year.

None of the certificates of incorporation or bylaws of Alpha, Foundation or New Alpha calls for the division of its board of directors into classes.

Preemptive Rights of Stockholders

The DGCL provides that no stockholder shall have any preemptive rights to purchase additional securities of a corporation unless the corporation’s certificate of incorporation expressly grants such rights. None of the certificates of incorporation of Alpha, Foundation or New Alpha grants any preemptive rights to their respective stockholders.

Dividends

The DGCL provides that dividends may be paid in cash, property or shares of a corporation’s capital stock. The DGCL further provides that a corporation may pay dividends out of any surplus, and, if it has no surplus, out of any net profits for the fiscal year in which the dividend was declared and/or for the preceding fiscal year (provided that such payment out of net profits will not reduce capital below the amount of capital represented by all classes of shares having a preference upon the distribution of assets).

Each of the Alpha, Foundation and New Alpha bylaws provides that the respective boards of directors may declare dividends either out of each corporation’s surplus, or if there is no such surplus, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. Before the declaration of any dividend, the respective boards of directors may, at its discretion, set apart, out of any funds of each corporation available for dividends, such sum or sums as may be deemed proper for working capital or as a reserve fund to meet contingencies or such other purposes as shall be deemed conducive to the interests of the corporation.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

The following unaudited pro forma condensed consolidated financial information is based upon the historical consolidated financial information of Alpha and Foundation incorporated by reference in this joint proxy statement/prospectus and has been prepared to reflect the proposed merger of the companies. The unaudited pro forma condensed consolidated balance sheet as of March 31, 2009 is presented as if the merger and related financing had occurred on that date. The unaudited pro forma condensed consolidated income statements for the year ended December 31, 2008 and for the three months ended March 31, 2009 were prepared assuming that the merger occurred on January 1, 2008. The historical consolidated financial information has been adjusted to give effect to estimated pro forma events that are (1) directly attributable to the merger, (2) factually supportable, and (3) with respect to the income statements, expected to have a continuing impact on the combined results of operations.

Alpha and Foundation expect that, upon completion of the merger, Foundation stockholders will receive approximately 41.0% of the outstanding common stock of New Alpha in respect of their Foundation shares and Alpha stockholders will receive approximately 59.0% of the outstanding common stock of New Alpha. In addition to considering these relative voting rights, the proposed composition of the New Alpha’s board of directors and the board’s committees, the proposed structure and members of the executive management team of the New Alpha, and the premium to be paid by Alpha to acquire Foundation were considered in determining the acquirer for accounting purposes. Alpha is the accounting acquirer. As such, the merger will be accounted for as a purchase of Foundation by Alpha, using the acquisition method of accounting in accordance with GAAP.

The unaudited pro forma condensed consolidated financial information should be read in conjunction with the historical consolidated financial statements and accompanying notes of Alpha and Foundation, which are incorporated by reference from the Annual Reports on Form 10-K for the fiscal year ended December 31, 2008 and subsequent reports on Form 10-Q as of and for the three months ended March 31, 2009 and Form 8-K filed by Alpha on May 22, 2009.

The unaudited pro forma condensed consolidated financial information has been prepared for illustrative purposes only and is not necessarily indicative of the consolidated financial position or results of operations in future periods or the results that actually would have been realized had Alpha and Foundation been a combined company during the specified periods. The pro forma adjustments are based on the preliminary information available at the time of the preparation of this document. For purposes of this unaudited pro forma condensed consolidated financial information, the estimated acquisition price has been preliminarily allocated to the tangible and intangible assets acquired and liabilities assumed based on various estimates of their fair value. The acquisition consideration will be allocated among the relative fair values of the assets acquired and liabilities assumed based on their estimated fair values as of the date of the merger. Any excess of the acquisition price for the merger over the fair value of Foundation’s net assets will be recorded as goodwill. The final allocation is dependent upon certain valuations and other analyses that cannot be completed prior to the merger and are required to make a definitive allocation. The actual amounts recorded at the completion of the merger may differ materially from the information presented in the accompanying unaudited pro forma condensed consolidated financial information. Additionally, the unaudited pro forma condensed consolidated financial information does not reflect the cost of any integration activities or benefits from synergies that may be derived from any integration activities nor does it include any other items not expected to have a continuing impact on the consolidated results of operations.

Certain amounts in the historical consolidated Foundation financial statements have been reclassified to conform to Alpha’s financial statement presentation. Management expects that there could be additional reclassifications following the merger. Additionally, management will continue to assess Foundation’s accounting policies for any additional adjustments that may be required to conform Foundation’s accounting policies to those of Alpha.

The merger will be accounted for as an acquisition under Statement of Financial Accounting Standards No. 141 (revised 2007), “Business Combinations” (“SFAS 141(R)”), which was effective for Alpha on January 1, 2009. SFAS 141(R) changes the methodologies for calculating acquisition price and for determining fair values. It also requires that all transaction and restructuring costs related to business combinations be expensed as incurred, and it requires that changes in deferred tax asset valuation allowances and liabilities for tax uncertainties subsequent to the acquisition date that do not meet certain re-measurement criteria be recorded in the income statement, among other changes.

Pursuant to SFAS 141(R), under the acquisition method, the total estimated acquisition price (consideration transferred) as described in Note 1 to the unaudited pro forma condensed consolidated financial information will be measured at the closing date of the merger using the market price at that time. Therefore, the per share equity component may be materially different from that assumed for purposes of preparing this pro forma condensed consolidated financial information.

ALPHA NATURAL RESOURCES, INC. AND SUBSIDIARIES

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
March 31, 2009

			Pro		Pro
	Alpha	Foundation	Forma		Forma
	Historical	Historical	Adjustments		Consolidated
	(In thousands, except share and per share amounts)

ASSETS
CURRENT ASSETS
Cash and cash equivalents	$692,686	$69,553	$(298,722	)(b)	$463,517
Trade accounts receivable — net	162,208	94,000	—		256,208
Notes and other receivables	13,766	—	—		13,766
Inventories — net	105,371	67,502	1,210	(c)	174,083
Deferred income taxes	3,105	29,255	—		32,360
Prepaid expenses and other current assets	52,727	31,828	10,000	(b)	94,555

TOTAL CURRENT ASSETS	1,029,863	292,138	(287,512)		1,034,489

Property, plant, equipment and mineral rights — net	528,852	1,622,660	1,495,332	(c)	3,646,844
Goodwill	20,547	—			20,547
Other intangibles, net	3,290	6,009	376,002	(c)	385,301
Deferred income taxes	76,630	16,325	(92,955	)(e)	—
Other assets	55,992	20,432	11,500	(b)	81,703
			(6,221	)(h)

TOTAL ASSETS	$1,715,174	$1,957,564	$1,496,146		$5,168,884

LIABILITIES
CURRENT LIABILITIES
Current portion of long-term debt	$178	$25,125	$—		$25,303
Note payable	12,872	—	—		12,872
Trade accounts payable	90,859	50,864	—		141,723
Accrued expenses and other current liabilities	115,960	177,506	55,510	(c)	348,976

TOTAL CURRENT LIABILITIES	219,869	253,495	55,510		528,874

Long-term debt	435,421	574,660	(233,125	)(b)	735,704
			(41,252	)(c)
Workers’ compensation benefit obligations	9,819	44,741	—		54,560
Postretirement medical benefit obligations	61,671	539,771	—		601,442
Asset retirement obligations	92,023	168,560	—		260,583
Deferred income taxes	—	648	605,950	(c)	513,643

			(92,955	)(e)
Other liabilities	58,124	156,530	52,895	(c)	243,950
			1,056	(a)
			(27,897	)(f)
			3,242	(g)

TOTAL LIABILITIES	$876,927	$1,738,405	$323,424		$2,938,756

Commitments and Contingencies

EQUITY

Common stock-par value $0.01, 100.0 million shares authorized, 71.5 million shares issued at March 31, 2009	715		492	(a)	1,210
			3	(b)
Common stock-par value $0.01, 100.0 million shares authorized, 47.2 million share issued at March 31, 2009		472	(472	)(d)	—
Additional paid-in capital	487,372	317,933	(317,933	)(d)	1,905,978
			1,389,552	(a)
			1,554	(b)
			27,500	(a)
Accumulated other comprehensive loss	(29,615)	(92,014)	92,014	(d)	(8,678)
			20,937	(f)
Treasury stock at cost: 0.1 million shares at March 31, 2009	(2,022)				(2,022)
Treasury stock at cost: 2.5 million shares at March 31, 2009		(89,876)	89,876	(d)	—
Retained earnings	381,797	82,644	(82,644	)(d)	333,640
			(21,000	)(b)
			(2,000	)(b)
			(3,200	)(b)
			(1,557	)(b)
			10,000	(b)
			(20,937	)(f)
			(3,242	)(g)
			(6,221	)(h)

TOTAL EQUITY	838,247	219,159	1,172,722		2,230,128

TOTAL LIABILITIES AND EQUITY	$1,715,174	$1,957,564	$1,496,146		$5,168,884

The accompanying notes are an integral part of this unaudited pro forma condensed consolidated financial information.

ALPHA NATURAL RESOURCES, INC. AND SUBSIDIARIES

UNAUDITED PROFORMA CONDENSED CONSOLIDATED INCOME STATEMENT
THREE MONTHS ENDED MARCH 31, 2009

			Pro		Pro
	Alpha	Foundation	Forma		Forma
	Historical	Historical	Adjustments		Consolidated
	(In thousands, except per share data)

REVENUES:
Coal revenues	$424,416	$395,324	$(4,327	)(i)	$815,413
Freight and handling revenues	46,054	—	—		46,054
Other revenues	16,265	10,336	—		26,601

Total Revenues	486,735	405,660	(4,327)		888,068
Costs and expenses
Cost of coal sales (exclusive of items shown separately below)	303,025	329,225	(4,327	)(i)	627,923
Increase in fair value of derivative instruments, net	(238)	—	—		(238)
Freight and handling costs	46,054	—	—		46,054
Cost of other revenues	11,863	6,791	—		18,654
Depreciation, depletion and amortization	40,205	49,492	16,122	(j)	123,842
			18,023	(k)
Selling, general and administrative expenses (excluding depreciation, depletion and amortization shown above)	16,466	17,456	—		33,922

Total Cost and Expenses	417,375	402,964	29,818		850,157

OPERATING INCOME (LOSS)	69,360	2,696	(34,145)		37,911

Other income (expense)
Interest expense	(9,853)	(9,150)	5,177	(l)	(20,551)
			(2,569	)(m)
			(2,943	)(o)
			(1,213	)(p)
Interest income	625	147	—		772
Miscellaneous income (expense), net	116	(249)	—		(133)

Total other income (expense), net	(9,112)	(9,252)	(1,548)		(19,912)

Income (loss) from continuing operations before income taxes	60,248	(6,556)	(35,693)		17,999
Income tax (expense) benefit	(13,627)	2,103	10,660	(q)	(864)

INCOME (LOSS) FROM CONTINUING OPERATIONS	$46,621	$(4,453)	$(25,033)		$17,135

EARNINGS PER COMMON SHARE — BASIC	$0.67	$(0.10)			$0.14
EARNINGS PER COMMON SHARE — DILUTED	$0.66	$(0.10)			$0.14
WEIGHTED AVERAGE NUMBER OF SHARES
Basic	69,885	44,582		(r)	120,835
Diluted	70,696	45,299		(r)	122,623

The accompanying notes are an integral part of this unaudited proforma condensed consolidated financial information.

ALPHA NATURAL RESOURCES, INC. AND SUBSIDIARIES

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED INCOME STATEMENT
YEAR ENDED DECEMBER 31, 2008

			Pro		Pro
	Alpha	Foundation	Forma		Forma
	Historical	Historical	Adjustments		Consolidated
	(In thousands, except per share data)

REVENUES:
Coal revenues	$2,130,581	$1,663,080	$(60,035	)(i)	$3,733,626
Freight and handling revenues	279,853	—	—		279,853
Other revenues	54,980	27,050	—		82,030

Total Revenues	2,465,414	1,690,130	(60,035)		4,095,509
Costs and expenses
Cost of coal sales (exclusive of items shown separately below)	1,627,960	1,305,738	(60,035	)(i)	2,874,873
			1,210	(n)
Gain on sale of coal reserves	(12,936)	—	—		(12,936)
Decrease in fair value of derivative instruments, net	47,265	9,447			56,712
Freight and handling costs	279,853	—	—		279,853
Cost of other revenues	40,857	27,329	—		68,186
Depreciation, depletion and amortization	164,969	213,534	67,832	(j)	628,529
			182,194	(k)
Selling, general and administrative expenses (excluding depreciation, depletion and amortization shown above)	71,923	69,104	—		141,027

Total Costs and Expenses	2,219,891	1,625,152	191,201		4,036,244

OPERATING INCOME (LOSS)	245,523	64,978	(251,236)		59,265

Other income (expense)
Interest expense	(39,812)	(46,960)	21,189	(l)	(93,334)
			(10,429	)(m)
			(12,472	)(o)
			(4,850	)(p)
Interest income	7,351	992	—		8,343
Loss on early extinguishment of debt	(14,702)	—	—		(14,702)
Gain on termination of merger	56,315	—	—		56,315
Miscellaneous income (expense), net	(3,834)	(810)	—		(4,644)

Total other income (expense), net	5,318	(46,778)	(6,562)		(48,022)

Income (loss) from continuing operations before income tax	250,841	18,200	(257,798)		11,243
Income tax (expense) benefit	(52,242)	(6,646)	97,307	(q)	38,419

INCOME FROM CONTINUING OPERATIONS	$198,599	$11,554	$(160,491)		$49,662

EARNINGS PER COMMON SHARE — BASIC	$2.90	$0.26			$0.41
EARNINGS PER COMMON SHARE — DILUTED	$2.83	$0.25			$0.40
WEIGHTED AVERAGE NUMBER OF SHARES
Basic	68,454	45,073		(r)	120,835
Diluted	70,260	46,061		(r)	123,618

The accompanying notes are an integral part of this unaudited pro forma condensed consolidated financial information.

Notes to Unaudited Pro Forma
Condensed Consolidated Financial Information

Note 1.	Basis of Presentation

On May 11, 2009, Alpha and Foundation entered into a merger agreement. Upon the terms and subject to the conditions of the merger agreement, Alpha shall be merged with and into Foundation. As a result of the Merger, the separate corporate existence of Alpha shall cease and Foundation shall continue. The combined company (“New Alpha”) will be re-named Alpha Natural Resources, Inc. Without limiting the generality of the foregoing and subject thereto all the property, rights, privileges, immunities, powers and franchises of Foundation and Alpha shall vest in New Alpha and all debts, liabilities and duties of Foundation and Alpha shall become the debts, liabilities and duties of New Alpha.

Each share of common stock, par value $0.01, of Foundation issued and outstanding immediately prior to the merger shall be converted into the right to receive 1.0840 fully paid and non-assessable shares of common stock, par value $0.01, of New Alpha.

Each share of common stock, par value $0.01, of Alpha (“Alpha Common Stock”) issued and outstanding immediately prior to the merger shall, by virtue of the merger and without any action on the part of the holder thereof, be converted into and become one share of New Alpha common stock. Without any action on the part of holders of Alpha Common Stock, all outstanding certificates and book-entries representing Alpha Common Stock shall, from and after the merger, represent a number of shares of New Alpha Common Stock equal to the number of shares of Alpha Common Stock represented thereby immediately prior to the merger.

Alpha and Foundation expect that, upon completion of the merger, Foundation stockholders will receive approximately 41.0% of the outstanding common stock of the combined company in respect of their Foundation shares and Alpha stockholders will receive approximately 59.0% of the outstanding common stock of the combined company. In addition to considering these relative voting rights, the proposed composition of the combined company’s board of directors and the board’s committees, the proposed structure and members of the executive management team of the combined company, and the premium to be paid by Alpha to acquire Foundation were considered in determining the accounting acquirer for accounting purposes. Alpha is the accounting acquirer. As such, the merger will be accounted for as a purchase of Foundation by Alpha, using the acquisition method of accounting in accordance with GAAP.

The accompanying unaudited pro forma condensed consolidated financial information presents the pro forma consolidated financial position and results of operations of New Alpha based upon the historical financial statements of Alpha and Foundation, after giving effect to the Foundation merger adjustments described in these notes, and are intended to reflect the pro forma impact of the merger on Alpha. Certain amounts in Foundation’s historical financial statements have been reclassified to conform to Alpha’s presentation.

The acquisition was accounted for in the unaudited pro forma condensed consolidated financial information using the acquisition method of accounting in accordance with Statement of Financial Accounting Standards No. 141(R), “Business Combinations” (SFAS 141(R)), whereby the total cost of the acquisition was allocated to the assets acquired and liabilities assumed based upon their estimated fair values. The allocation of the purchase price to acquired assets and liabilities in the unaudited pro forma condensed consolidated balance sheet is based on management’s preliminary valuation estimates. Such allocations will be finalized based on additional valuation and other studies. Accordingly, the purchase price allocation adjustments and related impacts on the unaudited pro forma condensed consolidated financial information are preliminary and are subject to revisions, which may be material, after the closing of the merger.

The merger is intended to qualify as a tax-free reorganization under the provisions of Section 368(a) of the Code. The merger is subject to certain regulatory approvals and customary closing conditions. The completion of the merger is subject to approval by the Alpha and Foundation stockholders. Subject to these conditions, it is anticipated that the merger will be completed in the third quarter of 2009.

Notes to Unaudited Pro Forma
Condensed Consolidated Financial Information — (Continued)

Note 2.	Purchase Price (Dollars in thousands, Except Share and Share Prices)

The preliminary estimated total purchase price of the proposed transaction is as follows:

New Alpha Stock consideration:
Foundation common and other equity awards	$1,390,044
Fair value of Foundation’s stock option exchange(1)	27,500
75,294 Foundation cash units at $14.02(2)	1,056

Total preliminary estimated purchase price	$1,418,600

The estimated total stock consideration of the proposed transaction is based on the average Alpha stock price for the five business days ending on May 8, 2009 and a conversion rate of 1.0840 shares of New Alpha common stock, is as follows:

Foundation stock consideration:
Estimated number of Foundation shares to be acquired	44,688,759
Time-based restricted stock units(3)	429,901
Performance-based restricted stock units(4)	162,444
Performance-based restricted stock units(5)	111,065

Total	45,392,169
Exchange offer ratio	1.084

Shares of New Alpha common stock to be issued	49,205,111
Average market price of Alpha common stock	$28.25

New Alpha stock consideration	$1,390,044

The fair-value-based measure of replacement awards made to settle vested awards attributable to pre-combination service are included in the consideration transferred. If the replaced awards require post-combination service, then only the portion of the fair-value-based measure that is attributable to the pre-combination service period are included in the consideration transferred and the balance will be recognized as compensation expense in the post-combination financial statements.

Explanation of above notations:

1.	Foundation’s stock options fully vest upon the change of control and are converted into fully vested and exercisable stock options of New Alpha with a fair value in the amount of $27,500.

2.	The value of Foundation’s $14.02 cash units, which fully vest and upon the change of control, are assumed by New Alpha and paid per the terms of the merger agreement with no future service required. In addition, Foundation has 76,722 cash units with a value of $7.01 per unit that New Alpha will assume and that will be recognized as compensation expense in future periods.

3.	Foundation’s time-based restricted stock units, which fully vest on the closing of the merger with no required future service and are treated as consideration transferred.

4.	Foundation’s performance-based restricted stock units, which fully vest on the closing of the merger with no required future service and are treated as consideration transferred.

5.	Foundation’s performance-based restricted stock units for specific employees, which require future service. Of the 329,308 units granted, 111,065 represents the pro-rata portion earned through March 31, 2009. The fair-value-based measure of the remaining 218,243 units will be recognized as compensation expense in New Alpha’s financial statements.

Notes to Unaudited Pro Forma
Condensed Consolidated Financial Information — (Continued)

Note 3.	Pro Forma Adjustments (Dollar Amounts in thousands, except share and per share)

The unaudited pro forma condensed consolidated financial information includes the following pro forma adjustments to reflect (1) the effects of common stock issuance to complete the acquisition and (2) the allocation of the purchase price, including adjusting assets and liabilities to estimated fair values, with related changes in revenues, costs and expenses:

Balance Sheet

(a) Reflects the issuance of 49,205,111 common shares and restricted stock units of New Alpha common stock in connection with the offer for all of the outstanding common shares and restricted stock units of Foundation. The issuance of common stock results in $492 at $0.01 per share par value and capital in excess of par of $1,389,552. In addition, the pro forma adjustment reflects an estimated adjustment of $27,500 to capital in excess of par for the fair value of Foundation stock options exchanged for New Alpha stock options, which are estimated using a Black-Scholes option pricing model and the recording of the assumed liability for the $14.02 cash units.

(b) Reflects cash paid in connection with the merger to repay Alpha’s term loan in the amount of $233,125, as well as various other estimated costs, as follows:

Cash to repay Alpha’s term loan	$233,125
Estimated transaction costs	21,000
Payment of interest rate swap obligation	27,897
Estimated debt fees	11,500
Estimated integration costs	2,000
Estimated severance costs	3,200

Net estimated cash expenditure	$298,722

The estimated costs shown above will have an estimated income tax benefit of $10,000, which is reflected in the pro forma balance sheet. Alpha’s estimated merger-related transaction costs (including advisory, legal and valuation fees) and severance costs will be expensed as incurred. Because they will not have a continuing impact, they are not reflected in the unaudited pro forma condensed consolidated income statements. Alpha will incur integration costs of approximately $2,000, net of income taxes, that will be expensed when incurred and are not included in the unaudited pro forma condensed consolidated income statements.

In addition to the cash payment of $3,200 for severance costs, 272,526 shares of Alpha common stock will be issued and a charge in the estimated amount of $1,557 will be recorded to compensation expense related to the accelerated vesting of Alpha restricted stock and performance shares.

Notes to Unaudited Pro Forma
Condensed Consolidated Financial Information — (Continued)

(c) The net assets to be acquired from Foundation, the pro forma adjustments to reflect the fair value of Foundation’s reported net assets and other acquisition accounting adjustments are estimated as follows:

Foundation’s net assets on March 31, 2009	$219,159
Adjustment to fair value of inventories	1,210
Adjustment to fair value of property, plant, equipment and mineral rights	1,495,332
Adjustment for above market coal supply contracts	376,002
Adjustment for below market coal supply contracts	(108,405)
Adjustment for fair value of long-term debt	41,252
Adjustment to deferred taxes to reflect fair value adjustments	(605,950)

Net assets and liabilities acquired	1,418,600
Preliminary allocation to goodwill	—

Total purchase price	$1,418,600

The allocation of the purchase price is based on management’s preliminary estimates and assumptions with respect to the fair value of the acquired assets and assumed liabilities. The ultimate fair values of the assets acquired and liabilities assumed will be determined as soon as possible after the close of the merger and may differ materially from the amounts disclosed above in the pro forma purchase price allocation due to changes in fair value of the related assets and liabilities between March 31, 2009 and the close of the merger, and as further and more comprehensive analysis is completed, which may include the identification of certain intangible assets not included above; as well as any additional fair value adjustments for asset retirement obligations, post-retirement medical benefits, pension obligations and/or leases. As a result, the actual allocation of the purchase price, and the corresponding amortization, may result in different adjustments than those included in the unaudited pro forma condensed consolidated financial information.

(d) Reflects the elimination of Foundation’s historical shareholders’ equity.

(e) Reflects the pro forma adjustments to deferred taxes to achieve the estimated classification of net deferred taxes between current and long term after considering the historical deferred taxes of Alpha and Foundation as well as the other pro forma adjustments to deferred taxes identified under (c) above.

(f) Reflects the cash settlement of Alpha’s interest rate swap liability in the amount of $20,937, net of tax, which Alpha was using as a cash flow hedge for its variable interest term loan that is repaid as part of the transaction. This amount is non-recurring so it is not reflected in the unaudited pro forma condensed consolidated income statement.

(g) Reflects Alpha’s liability for performance share units in the amount of $3,242 for which a service inception date has been achieved due to Alpha’s acquisition of Foundation.

(h) Reflects the write-off of deferred loan costs associated with Alpha’s credit facility that is repaid and cancelled.

Income Statement

(i) Reflects the elimination of Foundation’s $38,091 and $4,327 sales to Alpha for the year ended December 31, 2008 and quarter ended March 31, 2009, respectively, and the elimination of Alpha’s $21,944 sales to Foundation for the year ended December 31, 2008.

(j) Reflects the estimated depreciation, depletion and amortization expense associated with the preliminary fair value adjustment to property, plant and equipment, which includes mineral properties and rights. For purposes of preparing the unaudited pro forma condensed consolidated financial information, management

Notes to Unaudited Pro Forma
Condensed Consolidated Financial Information — (Continued)

assumed an average estimated remaining useful life of 3 years for property, plant and equipment and used the estimated depletion rate per ton applied to actual tons produced for mineral properties and rights.

(k) Reflects the estimated amortization associated with the preliminary fair value adjustment to coal supply contracts, which were estimated utilizing forecasted market pricing. For purposes of preparing the unaudited pro forma condensed consolidated financial information, management applied the amortization rate per ton for each contract to forecasted tons shipped under each contract in the three and twelve month periods following March 31, 2009. Based upon the preliminary fair value of the coal supply contracts, the estimated amortization charge for the five years after closing would be $182,000, $64,000, $31,000, $3,000 and a credit of $5,000.

(l) Reflects the elimination of Alpha’s historical interest expense and fees related to its term loan and interest rate swap assuming the repayment of such debt as of the beginning of the period presented.

(m) Reflects Foundation’s additional interest and fees of $10,429 and $2,569 for the year ended December 31, 2008 and the quarter ended March 31, 2009, respectively, related to re-pricing its credit facility to current market rates.

(n) Reflects additional cost of sales in the amount of $1,210 for the year ended December 31, 2008 related to recording coal inventory at fair value.

(o) Reflects the non-cash interest charge associated with the accretion of Foundation’s term loan and senior notes from their estimated fair value to the principal value.

(p) Reflects amortization in the amount of $4,850 and $1,213 for the year ended December 31, 2008 and the quarter ended March 31, 2009, respectively, assuming the $11,500 of additional debt fees is amortized over the remaining term of the related debt instruments.

(q) Reflects the tax effect of pro forma adjustments calculated at an estimated statutory rate of 35.8% with additional adjustments to the historical valuation allowance changes of $5,015 and ($2,118) for the year ended December 31, 2008 and period ended March 31, 2009. The valuation allowance changes result from the fact that New Alpha will be in a net deferred tax liability position, whereas the historical companies were in a net deferred tax asset position. On a pro forma basis, the most significant difference between income taxes calculated at statutory rates and the pro forma income tax provision relates to the impact of excess depletion deductions in the historical amounts.

(r) Pro forma consolidated basic earnings (loss) per common share has been calculated based on the expected number of shares to be issued and outstanding following the merger (120.835 million shares) assuming such shares were outstanding for all periods presented. Proforma consolidated diluted earnings (loss) per common share has been calculated based on the number of common shares used for purposes of calculating basic earnings (loss) per share plus the dilutive effect of stock-based instruments which remain following the merger.

LEGAL MATTERS

The validity of the Foundation common stock to be issued in the merger will be passed upon for Foundation by Greg A. Walker, Esq., Foundation’s General Counsel and Secretary. As of June 4, 2009, Mr. Walker held 12,000 shares of Foundation common stock. The material United States federal income tax consequences of the merger as described in “Material United States Federal Income Tax Consequences” beginning on page 88 will be passed upon for Foundation by Skadden and for Alpha by Cleary Gottlieb.

EXPERTS

The consolidated financial statements of Alpha as of December 31, 2008 and 2007, and for each of the years in the three-year period ended December 31, 2008, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2008 have been incorporated by reference herein and in the registration statement in reliance on the reports of KPMG LLP, an independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. KPMG LLP’s report on the consolidated financial statements refers to Alpha’s retrospective adoption of Statement of Financial Accounting Standards (SFAS) No. 160, Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51, effective January 1, 2009, and the retrospective adoption of Financial Accounting Standards Board Staff Position Accounting Principles Board 14-1, Accounting for Convertible Debt Instruments that may be settled in cash upon conversion (Including partial cash settlement), effective January 1, 2009.

The consolidated financial statements of Foundation Coal Holdings, Inc. appearing in Foundation Coal Holdings, Inc.’s Annual Report (Form 10-K) for the year ended December 31, 2008 (including the schedule appearing therein), and the effectiveness of Foundation Coal Holdings, Inc.’s internal controls over financial reporting as of December 31, 2008, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

SUBMISSION OF FUTURE STOCKHOLDER PROPOSALS

Alpha.  Pursuant to Rule 14a-8 under the Exchange Act, Alpha stockholders may present proper proposals for inclusion in Alpha’s proxy statement and for consideration at the next annual meeting of Alpha stockholders by submitting their proposals to Alpha in a timely manner. Alpha will hold an annual meeting in 2010 only if the merger has not already been completed. Any proposal of an Alpha stockholder intended to be included in Alpha’s proxy statement and form of proxy card/voting instruction form for its 2010 annual meeting pursuant to Rule 14a-8 under the Exchange Act must be received by Alpha no later than December 7, 2009, unless the date of Alpha’s 2010 annual meeting is changed by more than 30 days from May 20, 2010, in which case the proposal must be received a reasonable time before Alpha begins to print and mail its annual meeting proxy materials.

In addition, Alpha’s bylaws include requirements that Alpha stockholders must comply with in order to propose business to be considered at an annual meeting. These requirements are separate from and in addition to the requirements of the SEC that a stockholder must meet to have a proposal included in Alpha’s proxy statement. Alpha’s bylaws require that, in order for a stockholder to propose business to be considered by the stockholders at an annual meeting, the stockholder must be entitled to vote at the meeting, must provide a written notice to Alpha’s Corporate Secretary at c/o Alpha Natural Resources, Inc., One Alpha Place, P.O. Box 2345, Abingdon, Virginia 24212, and must be a stockholder of record at the time of giving the notice. The notice must specify (i) as to each person whom the stockholder proposes to nominate for election as a director, information with respect to the proposed nominee as would be required to be included in the proxy statement for the annual meeting if the person were a nominee included in that proxy statement, including the proposed nominee’s written consent to being named in the proxy statement as a nominee and to serve as a director, (ii) as to any other business that the stockholder proposes to bring before the meeting, a brief description of the business, the text of any resolution proposed to be adopted at the meeting, the reasons for conducting the business and any material interest in the business that the stockholder and the beneficial owner, if any, on whose behalf the proposal is made, may have, and (iii) as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination is made, the name and address of the stockholder as they appear on Alpha’s books and of the beneficial owner, and the class and number of Alpha shares of stock owned beneficially and of record by the stockholder and the beneficial owner. Alpha’s bylaws require the notice to be given not earlier than December 7, 2009 and not later than January 6, 2010, unless the date of the annual meeting is more than 30 days before or after May 20, 2010, in which case the notice must be given not earlier than 120 days prior to the 2010 annual meeting and not later than the close of business on the later of the 90th day prior to the 2010 annual meeting or the 10th day following public announcement of the date of the 2010 annual meeting. If the number of directors to be elected at the 2010 annual meeting is increased and Alpha does not make a public announcement naming all of the nominees for director or specifying the size of the increased board by December 24, 2009, then a stockholder notice recommending prospective nominee(s) for any new position(s) created by the increase will be considered timely if it is received by Alpha’s Corporate Secretary not later than the close of business on the 10th calendar day following the date of Alpha’s public announcement.

Foundation.  Pursuant to Foundation’s bylaws, stockholders may present proposals that are proper subjects for consideration at an annual meeting. Foundation’s bylaws require all stockholders who intend to make proposals at an annual stockholders meeting to submit their proposals to Foundation not less than close of business on the 90th day prior to the anniversary date of the date on which Foundation first mailed its proxy materials for the preceding year’s annual meeting nor more than the close of business on the 120th day prior to the anniversary date of the date on which Foundation first mailed its proxy materials for the preceding year’s annual meeting. To be eligible for consideration at the 2010 annual meeting, proposals for inclusion in the proxy statement must be received by Foundation between December 4, 2009 and January 3, 2010. In the event the date of the 2010 annual meeting is changed by more than 30 days from the date contemplated as of the date of Foundation’s proxy statement for the 2009 annual meeting, stockholder notice must be received not earlier than the close of business on the 120th day prior to the 2010 annual meeting nor later than the close of business on the 90th day prior to the 2010 annual meeting or the 10th day following the day on which public announcement of the date of the 2010 annual meeting is first made. However, if the number of directors to be elected to the board of directors is increased and there is no public announcement by Foundation naming all of the nominees for director or specifying the size of the increased board of directors at least 100 days prior to the anniversary of the mailing of proxy materials for the prior year’s annual meeting of stockholders, then a stockholder proposal only with respect to nominees for any new positions created by such increase must be received by the Secretary by the close of business on the 10th day following the date on which such public announcement is first made by Foundation. These provisions are intended to allow all stockholders to have an opportunity to consider business expected to be raised at the meeting.

Householding

Under SEC rules, a single set of annual reports and proxy statements may be sent to any household at which two or more stockholders reside if they appear to be members of the same family. Each stockholder continues to receive a separate proxy card. This procedure, referred to as householding, reduces the volume of duplicate information stockholders receive and reduces mailing and printing expenses. In accordance with a notice sent to certain stockholders who shared a single address, only one annual report and proxy statement will be sent to that address unless any stockholder at that address requested that multiple sets of documents be sent. However, if any stockholder who agreed to householding wishes to receive a separate annual report or proxy statement in the future, he or she may telephone toll-free 1-800-542-1061 or write to Broadridge Financial Services, Inc., Householding Department, 51 Mercedes Way, Edgewood, NY 11717. Stockholders sharing an address who wish to receive a single set of reports may do so by contacting their banks or brokers, if they are beneficial holders, or by contacting Broadridge at the telephone number or the address set forth above, if they are record holders.

WHERE YOU CAN FIND MORE INFORMATION

Alpha and Foundation file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy materials that Alpha and Foundation have filed with the SEC at the following SEC public reference room:
100 F Street, N.E.
Washington, D.C. 20549

Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room.

Alpha’s and Foundation’s SEC filings are also available for free to the public on the SEC’s Internet website at http://www.sec.gov, which contains reports, proxy and information statements and other information regarding companies that file electronically with the SEC. In addition, Alpha’s filings with the SEC are also available for free to the public on Alpha’s website, http://www.alphanr.com and Foundation’s SEC filings are also available for free to the public on Foundation’s website, http://www.foundationcoal.com. Information contained on Alpha’s website and Foundation’s website is not incorporated by reference into this joint proxy statement/prospectus, and you should not consider information contained on those websites as part of this joint proxy statement/prospectus.

Each of Alpha and Foundation incorporates by reference into this joint proxy statement/prospectus the documents listed below, and any filings Alpha or Foundation makes with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this joint proxy statement/prospectus until the respective dates of the Alpha and Foundation special meetings shall be deemed to be incorporated by reference into this joint proxy statement/prospectus. The information incorporated by reference is an important part of this joint proxy statement/prospectus. Any statement in a document incorporated by reference into this joint proxy statement/prospectus will be deemed to be modified or superseded for purposes of this joint proxy statement/prospectus to the extent that a statement contained in this or any other subsequently filed document that is incorporated by reference into this joint proxy statement/prospectus modifies or supersedes such statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this joint proxy statement/prospectus.

Alpha SEC Filings

Commission File No. 1-32423	Period

Current Reports on Form 8-K	Filed on March 20, 2009; Filed on May 6, 2009; Filed on May 12, 2009; and Filed on May 22, 2009.
Quarterly Report on Form 10-Q	Quarter ended March 31, 2009 (Filed on May 7, 2009).
Annual Report on Form 10-K	Year Ended December 31, 2008 (Filed on February 27, 2009).
Definitive Proxy Statement	Filed on April 3, 2009.

You can obtain a copy of any document incorporated by reference into this joint proxy statement/prospectus except for the exhibits to those documents from Alpha. You may also obtain these documents from the SEC or through the SEC’s website referred to above. Documents incorporated by reference are available from Alpha without charge, excluding all exhibits unless specifically incorporated by reference as an exhibit into this joint proxy statement/prospectus. You may obtain documents incorporated by reference into this joint proxy statement/prospectus by requesting them in writing or by telephone from Alpha at the following address and telephone number:
Alpha Natural Resources, Inc.
One Alpha Place, P.O. Box 2345
Abingdon, Virginia 24212
Attention: Investor Relations
(276) 619-4410

If you would like to request documents, please do so by [    ●    ], 2009, to receive them before the Alpha special meeting. If you request any of these documents from Alpha, Alpha will mail them to you by first-class mail, or similar means.

Foundation SEC Filings

Commission File Number 1-32331	Period

Current Reports on Form 8-K	Filed on March 3, 2009; Filed on March 4, 2009; Filed on May 5, 2009; Filed on May 12, 2009; Filed on May 27, 2009; and Filed on June 1, 2009.
Quarterly Report on Form 10-Q	Quarter ended March 31, 2009 (Filed on May 7, 2009).
Annual Report on Form 10-K	Year Ended December 31, 2008 (Filed on March 2, 2009).
Definitive Proxy Statement	Filed on April 3, 2009.

In addition, Foundation incorporates by reference into this joint proxy statement/prospectus the description of Foundation common stock contained in Foundation’s Form 8-A filed on October 25, 2004 and any amendment or report filed with the SEC for the purpose of updating such description.

You can obtain a copy of any document incorporated by reference into this joint proxy statement/prospectus, except for the exhibits to those documents, from Foundation. You may also obtain these documents from the SEC or through the SEC’s website described above. Documents incorporated by reference are available from Foundation without charge, excluding all exhibits unless specifically incorporated by reference as an exhibit into this joint proxy statement/prospectus. You may obtain documents incorporated by reference into this joint proxy statement/prospectus by requesting them in writing or by telephone from Foundation at the following address and telephone number:

Foundation Coal Holdings, Inc.
999 Corporate Boulevard
Suite 300
Linthicum Heights, Maryland 21090-2227
Attention: Investor Relations
(410) 689-7632

If you would like to request documents, please do so by [    ●    ], 2009, to receive them before the Foundation special meeting. If you request any of these documents from Foundation, Foundation will mail them to you by first-class mail, or similar means.

Alpha has supplied all information contained in or incorporated by reference into this joint proxy statement/prospectus relating to Alpha and its affiliates, and Foundation has supplied all information contained in or incorporated by reference into this joint proxy statement/prospectus relating to Foundation and its affiliates.

You should rely only on the information contained in, or incorporated by reference into, this joint proxy statement/prospectus in voting your shares at the Alpha or the Foundation special meeting, as applicable. Neither Alpha nor Foundation has authorized anyone to provide you with information that is different from what is contained in this joint proxy statement/prospectus. This joint proxy statement/prospectus is dated [    ●    ], 2009. You should not assume that the information contained in this joint proxy statement/prospectus is accurate as of any other date, and neither the mailing of this joint proxy statement/prospectus to Alpha’s stockholders and Foundation’s stockholders nor the consummation of the merger will create any implication to the contrary.

Annex A

Execution Version

AGREEMENT AND PLAN OF MERGER
BETWEEN
ALPHA NATURAL RESOURCES, INC.
AND
FOUNDATION COAL HOLDINGS, INC.
Dated as of May 11, 2009

A-i

A-ii

A-iii

Glossary of Defined Terms

Page

Administrative Agent	A-73
Affiliate	A-73
Agreement	A-1
Alpha	A-1
Alpha 2008 10-K	A-30
Alpha Acquisition Proposal	A-54
Alpha Board	A-1
Alpha Board Recommendation	A-29
Alpha Bylaws	A-27
Alpha Cap Ex Budget	A-48
Alpha Certificate of Incorporation	A-27
Alpha Common Stock	A-3
Alpha Director Designees	A-2
Alpha Disclosure Schedule	A-26
Alpha Enhanced Severance Plan	A-65
Alpha Environmental Permits	A-36
Alpha Equity Awards	A-8
Alpha Financial Advisor	A-41
Alpha Improvements	A-38
Alpha Intellectual Property	A-39
Alpha Interested Party Transaction	A-40
Alpha Leased Real Property	A-37
Alpha Material Adverse Effect	A-73
Alpha Material Contract	A-40
Alpha Merger Consideration	A-4
Alpha New Acquisition	A-46
Alpha New Acquisitions	A-46
Alpha Notice Period	A-53
Alpha Other Filings	A-31
Alpha Owned Intellectual Property	A-37
Alpha Owned Real Property	A-37
Alpha Permit Applications	A-35
Alpha Permits	A-35
Alpha Preferred Shares	A-27
Alpha Plan	A-74
Alpha Real Property	A-37
Alpha Restricted Stock Unit	A-8
Alpha SEC Reports	A-29
Alpha Securities	A-27
Alpha Severance Plan	A-65
Alpha Special Meeting	A-56

Page

Alpha Stock Option	A-27
Alpha Stockholder Approval	A-41
Alpha Subsidiary Securities	A-28
Alpha Superior Proposal	A-54
Alpha Surety Bonds	A-35
Alpha Termination Fee	A-70
Antitrust Law	A-58
Authorized Alpha Common Stock Increase	A-27
Balance Sheet Date	A-12
beneficial ownership	A-74
Book-Entry Shares	A-5
Business Day	A-74
Capitalization Date	A-9
Certificate of Merger	A-2
Certificates	A-5
Change of Alpha Board Recommendation	A-52
Change of Foundation Board Recommendation	A-49
Closing	A-1
Closing Date	A-1
Code	A-1
Computer Software	A-21
Confidentiality Agreement	A-74
Consent Solicitation	A-61
Consent Solicitation Statement	A-61
Contract	A-11
Controlled Group Liability	A-74
Copyrights	A-21
Current Employees	A-60
DGCL	A-1
Environment	A-20
Environmental Claim	A-20
ERISA	A-15
ERISA Affiliate	A-15
Exchange Act	A-12
Exchange Agent	A-4
Exchange Fund	A-4
Exchange Ratio	A-3
Filed Alpha SEC Documents	A-26
Filed Foundation SEC Documents	A-9
Financing Facility	A-62
Form S-4	A-14
Foundation	A-1
Foundation 2008 10-K	A-12
Foundation Acquisition Proposal	A-51

A-iv

Page

Foundation Board	A-1
Foundation Board Recommendation	A-11
Foundation Bylaws	A-9
Foundation Cap Ex Budget	A-44
Foundation Cash Unit	A-7
Foundation Certificate of Incorporation	A-9
Foundation Common Stock	A-3
Foundation Director Designees	A-2
Foundation Disclosure Schedule	A-9
Foundation Enhanced Severance Plan	A-64
Foundation Environmental Permits	A-19
Foundation Financial Advisor	A-25
Foundation Holdings Subsidiary	A-74
Foundation Improvements	A-22
Foundation Intellectual Property	A-21
Foundation Interested Party Transaction	A-25
Foundation Leased Real Property	A-21
Foundation Loan Agreement	A-26
Foundation Loan Agreement Amendment	A-26
Foundation Material Adverse Effect	A-74
Foundation Material Contract	A-24
Foundation Merger Consideration	A-3
Foundation New Acquisition	A-42
Foundation New Acquisitions	A-42
Foundation Notice Period	A-50
Foundation Other Filings	A-14
Foundation Owned Intellectual Property	A-21
Foundation Owned Real Property	A-21
Foundation PA Subsidiary	A-75
Foundation Permit Applications	A-18
Foundation Permits	A-18
Foundation Plan	A-75
Foundation Preferred Shares	A-9
Foundation Real Property	A-21
Foundation Restricted Stock Unit	A-7
Foundation SEC Reports	A-12
Foundation Securities	A-10
Foundation Special Meeting	A-56
Foundation Stock Option	A-6
Foundation Stockholder Approval	A-25
Foundation Subsidiary Securities	A-10
Foundation Superior Proposal	A-51
Foundation Surety Bonds	A-19
Foundation Termination Fee	A-70
GAAP	A-13

Page

Governmental Entity	A-12
Hazardous Materials	A-20
HSR Act	A-12
Indebtedness	A-75
Indemnified Party	A-59
Indemnified Parties	A-59
Indenture	A-61
Indenture Amendments	A-61
Intellectual Property Rights	A-21
Joint Committee	A-2
Joint Proxy Statement	A-12
knowledge	A-75
Law	A-11
Lease	A-21
Lien	A-75
Merger	A-1
New Option	A-6
Notes	A-61
NYSE	A-4
Outside Date	A-75
Permit	A-75
Permitted Liens	A-76
Person	A-76
Proceeding	A-17
Release	A-20
Representatives	A-76
Sarbanes-Oxley Act	A-12
SEC	A-9
Secretary of State	A-2
Securities Act	A-12
Share	A-3
Shares	A-3
Significant Subsidiary	A-76
Subsidiary	A-76
Supplemental Indenture	A-61
Surety Bonds	A-19
Surviving Corporation	A-1
Surviving Corporation Common Stock	A-3
Takeover Laws	A-25
Tax	A-18
Treasury Regulations	A-76
Trustee	A-61
WARN	A-16

A-v

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of May 11, 2009, by and between Alpha Natural Resources, Inc., a Delaware corporation (“Alpha”) and Foundation Coal Holdings, Inc., a Delaware corporation (“Foundation”).

RECITALS

WHEREAS, the board of directors of Foundation (the “Foundation Board”) has unanimously (i) determined that it is in the best interests of Foundation and the stockholders of Foundation, and declared it advisable, to enter into this Agreement with Alpha providing for the merger of Alpha with and into Foundation, with Foundation continuing as the surviving corporation, under the name Alpha Natural Resources, Inc. (the “Merger”) in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), upon the terms and subject to the conditions set forth herein, (ii) approved this Agreement in accordance with the DGCL, upon the terms and subject to the conditions set forth herein, and (iii) resolved to recommend adoption of the “agreement of merger” (as such term is used in Section 251 of the DGCL) contained in this Agreement by the stockholders of Foundation;

WHEREAS, the board of directors of Alpha (the “Alpha Board”) has by the unanimous approval of those directors in attendance (i) determined that it is in the best interests of Alpha and the stockholders of Alpha, and declared it advisable, to enter into this Agreement with Foundation providing for the Merger in accordance with the DGCL, upon the terms and subject to the conditions set forth herein, (ii) approved this Agreement in accordance with the DGCL, upon the terms and subject to the conditions set forth herein, and (iii) resolved to recommend adoption of the “agreement of merger” (as such term is used in Section 251 of the DGCL) contained in this Agreement by the stockholders of Alpha;

WHEREAS, for United States federal income tax purposes, it is intended that the Merger shall qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and any comparable provisions of state or local law, and this Agreement is intended to be and is adopted as a “plan of reorganization” for purposes of Sections 354 and 361 of the Code; and

WHEREAS, Alpha and Foundation desire to make certain representations, warranties, covenants and agreements in connection with this Agreement.

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I

THE MERGER

Section 1.1  The Merger; Effects of the Merger.  Upon the terms and subject to the conditions of this Agreement and in accordance with the DGCL, at the Effective Time (as defined below), Alpha shall be merged with and into Foundation. As a result of the Merger, the separate corporate existence of Alpha shall cease and Foundation shall continue as the surviving corporation of the Merger (the “Surviving Corporation”). The Merger shall have the effects set forth herein and in the applicable provisions of the DGCL. Without limiting the generality of the foregoing and subject thereto, at the Effective Time, all the property, rights, privileges, immunities, powers and franchises of Foundation and Alpha shall vest in the Surviving Corporation and all debts, liabilities and duties of Foundation and Alpha shall become the debts, liabilities and duties of the Surviving Corporation.

Section 1.2  Consummation of the Merger.

(a) Subject to the terms and conditions of this Agreement, the closing of the transactions contemplated hereby (the “Closing,” and the date on which the Closing occurs, the “Closing Date”) will take place at 10:00 a.m., New York time, as promptly as practicable, but in no event later than the third Business Day, after the satisfaction or waiver (by the party entitled to grant such waiver) of the conditions set forth in Article VI

(other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions at the Closing), at the offices of Cleary Gottlieb Steen & Hamilton LLP, One Liberty Plaza, New York, New York 10006 or at such other place or on such other date or time as Alpha and Foundation may mutually agree.

(b) On the Closing Date and subject to the terms and conditions hereof, Alpha and Foundation shall cause the Merger to be consummated by filing with the Secretary of State of the State of Delaware (the “Secretary of State”) a duly executed certificate of merger (the “Certificate of Merger”), as required by the DGCL, and shall take all such further actions as may be required by Law to make the Merger effective. The date and time of the filing of the Certificate of Merger with the Secretary of State (or such later date and time as shall be agreed to by the parties hereto and is specified in the Certificate of Merger) is referred to as the “Effective Time.”

Section 1.3  Certificate of Incorporation; Bylaws.

(a) At the Effective Time, the certificate of incorporation of Foundation shall, by virtue of the Merger, be amended and restated in its entirety to read as set forth on Annex A hereto and, as so amended, shall be the certificate of incorporation of the Surviving Corporation until thereafter amended in accordance with its terms and as provided by Law (subject to Section 5.9(a)). The name of the Surviving Corporation shall be amended in the Merger to be Alpha Natural Resources, Inc.

(b) At the Effective Time, the bylaws of Foundation shall, by virtue of the Merger, be amended and restated in their entirety as set forth on Annex B hereto and, as so amended, shall be the bylaws of the Surviving Corporation until thereafter amended in accordance with their terms and the certificate of incorporation of the Surviving Corporation and as provided by Law (subject to Section 5.9(a)).

Section 1.4  Directors and Officers.

(a) Alpha and Foundation shall use their respective commercially reasonable efforts, in accordance with their respective certificates of incorporation and bylaws, effective as of immediately prior to the Effective Time, but subject to the occurrence of the Effective Time, to (i) cause the size of their respective boards of directors to be expanded to 10 directors, (ii) cause to be removed from their respective boards of directors (A) in the case of Alpha, the three individuals from the Alpha Board as constituted on the date hereof that are selected by a joint committee comprised of those individuals set forth on Section 1.4(a) of the Alpha Disclosure Schedule and those individuals set forth on Section 1.4(a) of the Foundation Disclosure Schedule (the “Joint Committee”) prior to the initial filing of the Form S-4 and Joint Proxy Statement with the SEC and (B) in the case of Foundation, the five individuals from the Foundation Board as constituted on the date hereof that are selected by the Joint Committee prior to the initial filing of the Form S-4 and Joint Proxy Statement with the SEC, and (iii) cause to be appointed to their respective boards of directors in such a manner as shall (A) cause the persons so appointed to constitute “Continuing Directors” under the terms of the indenture governing Alpha’s 2.375% Convertible Senior Notes due 2015 (as such indenture has been amended or supplemented from time to time) and (B) cause, at the Effective Time, a majority of the seats (other than vacant seats) on the Foundation Board to, as of such time, be occupied by persons who were nominated by the Foundation Board and/or appointed by directors so nominated under the terms of the Foundation Loan Agreement (1) in the case of Alpha, the four individuals (the “Foundation Director Designees”) from the Foundation Board as constituted on the date hereof that are selected by the Joint Committee (at least three of whom shall be independent under the applicable rules of the NYSE) prior to the initial filing of the Form S-4 and Joint Proxy Statement with the SEC (or if such individuals shall have declined to serve, such other individuals from the Foundation Board as constituted on the date hereof as designated by the Joint Committee) and (2) in the case of Foundation, the six individuals (the “Alpha Director Designees”) from the Alpha Board as constituted on the date hereof that are selected by the Joint Committee prior to the initial filing of the Form S-4 and Joint Proxy Statement with the SEC (or if such individuals shall have declined to serve, such other individuals from the Alpha Board as constituted on the date hereof as designated by the Joint Committee). The result of the foregoing shall be that, as of immediately prior to the Effective Time and subject to the occurrence of the Effective Time, the Alpha Board and the Foundation Board will each be comprised of ten members, six of which members shall be Alpha Director Designees and four of which members shall be Foundation Director Designees. If there are changes to the composition of the Alpha Board or the Foundation Board after the date hereof and before the Effective Time such that the foregoing provisions of this Section 1.4(a) are incapable of being fulfilled at the Effective Time, then the Joint Committee shall agree upon the composition of an Alpha Board and a Foundation Board, as of immediately prior to the Effective Time, that shall consist of six individuals from the Alpha Board, as constituted prior to the Effective Time, and four individuals from the Foundation Board, as constituted prior to the Effective Time, and shall cause such individuals to be appointed to their respective boards of directors in such a manner as shall have the consequences set forth in subclauses (A) and (B) of clause (iii) above in this Section 1.4(a).

(b) (i) The Alpha Director Designees and the Foundation Director Designees or such other individuals from the Alpha Board and the Foundation Board selected pursuant to and in accordance with Section 1.4(a) shall comprise the board of directors of the Surviving Corporation, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation, (ii) subject to Section 1.4(c), the officers of Alpha immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation, each to hold office until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be, and (iii) following the Effective Time, the Surviving Corporation shall take all actions necessary to ensure that the Foundation Director Designees are included in the slate of candidates recommended by the board of directors of the Surviving Corporation for election to the board of directors of the Surviving Corporation at the 2010 annual stockholders meeting of the Surviving Corporation (or, if such Foundation Director Designees decline to consent to such nominations, such other individuals designated by the Foundation Director Designees). It is understood that each such director on the board of directors of the Surviving Corporation, as of the Effective Time, shall serve until the earlier of his or her resignation or removal or until his or her successor is duly elected or qualified.

(c) At the Effective Time, the board of directors of the Surviving Corporation shall use its commercially reasonable efforts to elect Michael J. Quillen as Chairman of the board of directors of the Surviving Corporation, to hold such office until the earlier of his resignation or removal or until his successor is duly elected and qualified. At the Effective Time, the board of directors of the Surviving Corporation shall use its commercially reasonable efforts to elect Kevin S. Crutchfield as Chief Executive Officer of the Surviving Corporation, to hold such office until the earlier of his resignation or removal or until his successor is duly elected and qualified. At the Effective Time, the board of directors of the Surviving Corporation shall use its commercially reasonable efforts to elect Kurt D. Kost as President of the Surviving Corporation, to hold such office until the earlier of his resignation or removal or until his successor is duly elected and qualified. At the Effective Time, the board of directors of the Surviving Corporation shall use its commercially reasonable efforts to elect the individual specified in Section 1.4(c) of the Foundation Disclosure Schedule as Chairman of the Nominating and Corporate Governance Committee of the Surviving Corporation, to hold such office until the earlier of his resignation or removal or until his successor is duly elected and qualified.

Section 1.5  Conversion of Shares.

(a) Each share (each, a “Share” and collectively the “Shares”) of common stock, par value $0.01, of Foundation (the “Foundation Common Stock”) issued and outstanding immediately prior to the Effective Time (other than Shares owned by Alpha or any Subsidiary of Alpha, all of which shall be cancelled without any consideration being exchanged therefor) shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted at the Effective Time into the right to receive 1.0840 (the “Exchange Ratio”) fully paid and nonassessable shares of common stock, par value $0.01, of the Surviving Corporation (“Surviving Corporation Common Stock”) (the “Foundation Merger Consideration”), upon the surrender of the certificate or book-entry representing such Shares as provided in Section 2.1. At the Effective Time all such Shares shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each holder of any such Shares shall cease to have any rights with respect thereto, except the right to receive the Foundation Merger Consideration as provided herein, any dividends or other distributions payable pursuant to Section 2.1(c) and cash in lieu of fractional shares payable pursuant to Section 1.6.

(b) Each share of common stock, par value $0.01, of Alpha (“Alpha Common Stock”) issued and outstanding immediately prior to the Effective Time (other than Shares owned by Foundation or any Subsidiary of Foundation, all of which shall be cancelled without any consideration being exchanged therefor) shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted at the Effective Time into and become one share of Surviving Corporation Common Stock (the “Alpha Merger Consideration”). Without any action on the part of holders of Alpha Common Stock, all outstanding certificates and book- entries representing Alpha Common Stock shall, from and after the Effective Time, represent a number of shares of Surviving Corporation Common Stock equal to the number of shares of Alpha Common Stock represented thereby immediately prior to the Effective Time.

Section 1.6  Fractional Shares.  No fraction of a share of Surviving Corporation Common Stock will be issued by virtue of the Merger, but in lieu thereof each holder of Shares who would otherwise be entitled to a fraction of a share of Surviving Corporation Common Stock (after aggregating all shares of Surviving Corporation Common Stock that otherwise would be received by such holder) shall, upon surrender of such holder’s Certificates or Book- Entry Shares, receive from the Surviving Corporation an amount of cash (rounded to the nearest whole cent), without interest, equal to the product of: (i) the fractional share interest (after aggregating all shares of Surviving Corporation Common Stock that would otherwise be received by such holder) which such holder would otherwise receive, multiplied by (ii) the average closing price of one share of Alpha Common Stock on the New York Stock Exchange (“NYSE”) for the five trading days ending on the last trading day immediately prior to the Closing Date, as such price is reported on the NYSE Composite Transaction Tape (as reported by Bloomberg Financial Markets or such other source as the parties shall agree in writing prior to the Effective Time).

Section 1.7  Subsequent Actions.  If at any time after the Effective Time, the Surviving Corporation shall consider or be advised that any deeds, bills of sale, assignments, assurances or any other actions or things are necessary or desirable to continue, vest, perfect or confirm of record or otherwise the Surviving Corporation’s right, title or interest in, to or under any of the rights, properties, privileges, franchises or assets of Foundation or Alpha as a result of, or in connection with, the Merger, or otherwise to carry out the intent of this Agreement, the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of Foundation or Alpha, as applicable, all such deeds, bills of sale, assignments and assurances and to take and do, in the name and on behalf of Foundation or Alpha, as applicable, or otherwise, all such other actions and things as may be necessary or desirable to vest, perfect or confirm any and all right, title and interest in, to and under such rights, properties, privileges, franchises or assets in the Surviving Corporation or otherwise to carry out the intent of this Agreement.

ARTICLE II

EXCHANGE OF SHARES AND CERTIFICATES; EQUITY AWARDS

Section 2.1  Exchange of Shares and Certificates; Procedures.

(a) Prior to the Effective Time, Alpha shall engage, or shall cause to be engaged, an institution selected by Alpha and reasonably acceptable to Foundation (provided that Alpha’s transfer agent shall be deemed reasonably satisfactory to Foundation) to act as exchange agent in connection with the Merger (the “Exchange Agent”). Immediately prior to the Effective Time, Foundation will deposit with the Exchange Agent, in trust for the benefit of the holders of Shares immediately prior to the Effective Time, certificates representing the shares of Surviving Corporation Common Stock issuable to holders of Shares pursuant to Section 1.5. The Surviving Corporation will also make available to the Exchange Agent, as needed from time to time after the Effective Time, cash in amounts sufficient to make the payments in lieu of fractional shares pursuant to Section 1.6 and any dividends or distributions to which holders of Shares may be entitled pursuant to Section 2.1(c). All cash and certificates representing shares of Surviving Corporation Common Stock deposited with the Exchange Agent shall hereinafter be referred to as the “Exchange Fund.” The cash included in the Exchange Fund shall be invested by the Exchange Agent in such manner as the Surviving Corporation shall direct; provided that (i) no such investment or losses thereon shall affect the amounts payable to former stockholders of Foundation after the Effective Time pursuant to this Article II, and (ii) such investments shall be in short-term obligations of the United States of America with maturities of no more than 30 days or guaranteed by the United States of America and backed by the full faith and credit of the United States of

America or in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively. Any interest or income produced by such investments will be payable to the Surviving Corporation. The Exchange Fund shall not be used for any purpose other than to fund payments due pursuant to Sections 1.5 and 1.6 and this Section 2.1.

(b) As soon as reasonably practicable after the Effective Time and in no event later than five Business Days following the Effective Time, the Surviving Corporation shall cause the Exchange Agent to mail to each record holder, as of the Effective Time, of (i) a certificate or certificates which immediately prior to the Effective Time represented outstanding Shares (the “Certificates”) or (ii) Shares represented by book-entry (“Book-Entry Shares”), a form of letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Exchange Agent or, in the case of Book-Entry Shares, upon adherence to the procedures set forth in the letter of transmittal) and instructions for use in effecting the surrender of the Certificates or, in the case of Book-Entry Shares, the surrender of such Shares, in exchange for (x) certificates (or uncertificated shares in book-entry form) representing whole shares of Surviving Corporation Common Stock, (y) cash in lieu of any fractional shares pursuant to Section 1.6 and (z) any dividends or other distributions payable pursuant to Section 2.1(c). Following surrender to the Exchange Agent of a Certificate or Book- Entry Share, together with such letter of transmittal duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be required pursuant to such instructions, the holder of such Certificate or Book-Entry Share will be entitled to receive in exchange therefor (1) a certificate representing that number of whole shares of Surviving Corporation Common Stock (after taking into account all Certificates or Book-Entry Shares surrendered by such holder) to which such holder is entitled pursuant to Sections 1.5 and 1.6 (or uncertificated shares in book entry form), (2) payment by cash or check in lieu of fractional shares which such holder is entitled to receive pursuant to Section 1.6, and (3) any dividends or distributions payable pursuant to Section 2.1(c), and the Certificates or book entries evidencing the Book-Entry Shares so surrendered shall forthwith be canceled. No interest will be paid or accrued on any amount payable pursuant to Section 1.6 or Section 2.1(c) upon the surrender of the Certificates or Book-Entry Shares. If payment is to be made to a Person other than the Person in whose name the Certificate or Book-Entry Share surrendered is registered, it will be a condition of payment that the Certificate or Book-Entry Share so surrendered shall be properly endorsed or otherwise in proper form for transfer and that the Person requesting such payment pay any transfer or other Taxes required by reason of the payment to a Person other than the registered holder of the Certificate or Book-Entry Share surrendered or established to the satisfaction of the Surviving Corporation that such Tax has been paid or is not applicable. From and after the Effective Time and until surrendered in accordance with the provisions of this Section 2.1, each Certificate or Book-Entry Share shall represent for all purposes solely the right to receive, in accordance with the terms hereof, the Foundation Merger Consideration (and any amounts to be paid pursuant to Section 1.6 or Section 2.1(c)) upon such surrender, without any interest thereon and subject to any applicable withholding Tax pursuant to Section 2.5.

(c) No dividends or other distributions with respect to shares of Surviving Corporation Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate or Book-Entry Share with respect to the shares of Surviving Corporation Common Stock represented thereby, and no cash payment in lieu of fractional shares shall be paid to any such holder pursuant to Section 1.6, until such Certificate or Book-Entry Share has been surrendered in accordance with this Section 2.1. Subject to applicable Law, following surrender of any such Certificate or Book-Entry Share, there shall be paid to the record holder thereof, without interest, (i) promptly after such surrender, the number of whole shares of Surviving Corporation Common Stock issuable in exchange therefor pursuant to Sections 1.5 and 1.6, together with any cash payable in lieu of a fractional share of Surviving Corporation Common Stock to which such holder is entitled pursuant to Section 1.6 and the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Surviving Corporation Common Stock and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time and a payment date subsequent to such surrender payable with respect to such whole shares of Surviving Corporation Common Stock.

(d) If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such Person of a bond in such reasonable amount as the Surviving Corporation may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will deliver in exchange for such lost, stolen or destroyed Certificate such shares of Surviving Corporation Common Stock as may be required pursuant to Section 2.1(b), cash for fractional shares pursuant to Section 1.6 and any dividends or distributions payable pursuant to Section 2.1(c) with respect to the Shares formerly represented thereby.

(e) Any portion of the Exchange Fund that remains unclaimed by the former stockholders of Foundation for nine months after the Effective Time shall be paid to the Surviving Corporation. Any former stockholder of Foundation that has not complied with this Section 2.1 prior to the end of such nine-month period shall thereafter look only to the Surviving Corporation (subject to abandoned property, escheat or other similar Laws) but only as a general creditor thereof for payment of its claim for the Foundation Merger Consideration, any cash in lieu of fractional shares pursuant to Section 1.6 and any dividends or distributions payable pursuant to Section 2.1(c), without any interest thereon. The Surviving Corporation shall pay all charges and expenses, including those of the Exchange Agent, in connection with the exchange of Shares for the Foundation Merger Consideration. The Surviving Corporation shall not be liable to any holder or former holder of Shares for any monies delivered from the Exchange Fund or otherwise to a public official pursuant to any applicable abandoned property, escheat or similar Law. If any Certificates or Book-Entry Shares shall not have been surrendered immediately prior to the date that such unclaimed funds would otherwise become subject to any abandoned property, escheat or similar Law, any unclaimed funds payable with respect to such Certificates or Book-Entry Shares shall, to the extent permitted by applicable Law, become the property of the Surviving Corporation, free and clear of all claims or interest of any Person previously entitled thereto.

(f) All shares of Surviving Corporation Common Stock issued upon the surrender for exchange of Certificates or Book-Entry Shares in accordance with the terms of this Article II and any cash paid pursuant to Section 1.6 or Section 2.1(c) shall be deemed to have been issued (or paid) in full satisfaction of all rights pertaining to the Shares previously represented by such Certificates or Book-Entry Shares.

Section 2.2  Closing of Transfer Books.

(a) At the close of business on the day on which the Effective Time occurs, the stock transfer books of Foundation shall be closed, and no transfer of Shares that were outstanding prior to the Effective Time shall thereafter be made. If, after the Effective Time, Certificates that were outstanding prior to the Effective Time are presented to the Surviving Corporation for transfer, they shall be cancelled and exchanged as provided in this Article II.

(b) At the close of business on the day on which the Effective Time occurs, the stock transfer books of Alpha shall be closed, and no transfer of shares of Alpha Common Stock that were outstanding prior to the Effective Time shall thereafter be made.

Section 2.3  Treatment of Equity-Based Awards.

(a) At the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof, each compensatory option to purchase Shares (a “Foundation Stock Option”) outstanding under any Foundation Plan immediately prior to the Effective Time and set forth on Section 2.3(a) of the Foundation Disclosure Schedule, whether or not then vested or exercisable, shall become fully vested and shall be assumed by the Surviving Corporation and converted automatically at the Effective Time into a fully vested option to purchase shares of Surviving Corporation Common Stock (a “New Option”) having terms and conditions substantially similar to those set forth on Exhibit A, except that (A) the number of shares of Surviving Corporation Common Stock subject to each such Foundation Stock Option shall be equal to the product of (1) the number of Shares purchasable upon exercise of such Foundation Stock Option and (2) the Exchange Ratio, the product being rounded down to the next whole share, and (B) the exercise price per share of Surviving Corporation Common Stock purchasable upon exercise of such New Option shall equal (1) the per share exercise price for the Shares otherwise purchasable pursuant to such Foundation Stock Option immediately prior to the Effective Time divided by (2) the Exchange Ratio (rounded up to the next whole cent) (such conversion being made in accordance with Treasury Regulation Section 1.409A-1(b)(5)(v)). The parties acknowledge that, with respect to any option to which Section 421 of the Code applies by reason of its qualification under Section 422 of the Code, the foregoing provisions are intended to comply with the requirements of Section 424(a) of the Code. The parties agree and acknowledge that the conversion described in this Section 2.3(a) is not intended to result in a disqualification of any Foundation Stock Options as “qualified performance-based compensation” for purposes of Section 162(m) of the Code, and agree not to take any position inconsistent therewith.

(b) At the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof, each restricted Share outstanding under any Foundation Plan immediately prior to the Effective Time and set forth on Section 2.3(b) of the Foundation Disclosure Schedule shall become fully vested as of the Effective Time and, in full settlement thereof, shall be converted into the right to receive the per share Foundation Merger Consideration contemplated by Section 1.5(a).

(c) At the Effective Time, each restricted stock unit issued under any Foundation Plan (a “Foundation Restricted Stock Unit”) that is subject to time-based vesting, outstanding immediately prior to the Effective Time and is set forth on Section 2.3(c) of the Foundation Disclosure Schedule shall become fully vested as of the Effective Time and shall, by virtue of the Merger and, except as provided in the next sentence, without any action on the part of the holder thereof, be converted into the right to receive the Foundation Merger Consideration. Notwithstanding anything herein to the contrary, any holder of a Foundation Restricted Stock Unit set forth on Section 2.3(c) of the Foundation Disclosure Schedule that also holds a Foundation Cash Unit set forth on Section 2.3(e) of the Foundation Disclosure Schedule shall be required to consent to the treatment of such Foundation Cash Unit described in Section 2.3(e) hereof as a condition precedent to the treatment of Foundation Restricted Stock Units described in this Section 2.3(c).

(d) At the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof, each (A) Foundation Restricted Stock Unit that is outstanding immediately prior to the Effective Time and is set forth on Section 2.3(d) of the Foundation Disclosure Schedule shall become fully vested and shall be assumed by the Surviving Corporation and converted automatically at the Effective Time into a vested Surviving Corporation restricted stock unit having the terms and conditions (including time of payment) set forth on Exhibit B, except that the number of shares of Surviving Corporation Common Stock subject to each such Foundation Restricted Stock Unit shall be equal to the number of Shares subject to such Foundation Restricted Stock Unit immediately prior to the Effective Time multiplied by the Exchange Ratio (rounded down to the nearest whole share), and (B) cash unit issued under any Foundation Plan (a “Foundation Cash Unit”) that is outstanding immediately prior to the Effective Time and is set forth on Section 2.3(d) of the Foundation Disclosure Schedule shall become fully vested and shall be assumed by the Surviving Corporation and converted automatically at the Effective Time into one vested Surviving Corporation cash unit having the terms and conditions (including time of payment) set forth on Exhibit B; each such vested Surviving Corporation cash unit shall represent the right of the holder thereof to receive an amount in cash equal to $14.02.

(e) At the Effective Time, by virtue of the Merger and subject to the consent of the holder thereof, each (A) Foundation Restricted Stock Unit that is outstanding immediately prior to the Effective Time and is set forth on Section 2.3(e) of the Foundation Disclosure Schedule shall be assumed by the Surviving Corporation and converted automatically at the Effective Time into a Surviving Corporation restricted stock unit having the terms and conditions (including vesting and time of payment) set forth on Exhibit C, except that the number of shares of Surviving Corporation Common Stock subject to each such Foundation Restricted Stock Unit shall be equal to the number of Shares subject to such Foundation Restricted Stock Unit immediately prior to the Effective Time multiplied by the Exchange Ratio (rounded down to the nearest whole share), and (B) Foundation Cash Unit that is outstanding immediately prior to the Effective Time and is set forth on Section 2.3(e) of the Foundation Disclosure Schedule shall be assumed by the Surviving Corporation and converted automatically at the Effective Time into one Surviving Corporation cash unit having the terms and conditions (including vesting and time of payment) set forth on Exhibit C; each such Surviving Corporation cash unit shall represent the right of the holder thereof to receive an amount in cash equal to $7.01.

(f) At the Effective Time, the Surviving Corporation shall assume the obligations and succeed to the rights of Alpha under the Alpha Plans with respect to each compensatory option to purchase shares of Alpha Common Stock and each unvested performance share, restricted share, or restricted stock unit (each such restricted stock unit, an “Alpha Restricted Stock Unit”) or other equity-based compensation award issued under any Alpha Plan (together, the “Alpha Equity Awards”) (the assumption and conversion of each compensatory option to purchase shares of Alpha Common Stock being made in accordance with Treasury Regulation Section 1.424-1 and Treasury Regulation Section 1.409A-1(b)(5)(v)). Each Alpha Equity Award shall, immediately following the Effective Time, relate to the number of shares of Surviving Corporation Common Stock subject to such Alpha Equity Award prior to the Effective Time, on the same terms and conditions as were applicable to such Alpha Equity Award immediately prior to the Effective Time. The parties agree and acknowledge that the assumption and conversion of compensatory options to purchase shares of Alpha Common Stock described in this Section 2.3(f) is not intended to result in a disqualification of any such compensatory options as “qualified performance-based compensation” for purposes of Section 162(m) of the Code, and agree not to take any position inconsistent therewith. Prior to the Effective Time, Alpha and Foundation shall take all action required to reflect the transactions contemplated by this Section 2.3(f), including the conversion of the Alpha Equity Awards that are outstanding immediately prior to the Effective Time and the substitution of the Surviving Corporation for Alpha thereunder to the extent appropriate to effectuate the assumption of such Alpha Plans by the Surviving Corporation. From and after the Effective Time, all references to Alpha in each Alpha Plan pursuant to which any Alpha Equity Award has been granted and in each agreement evidencing any award of Alpha Equity Awards shall be deemed to refer to the Surviving Corporation.

Section 2.4  Adjustments.  If at any time during the period between the date of this Agreement and the Effective Time, any change in the outstanding shares of capital stock, or securities convertible or exchangeable into or exercisable for shares of capital stock, of Foundation or Alpha shall occur as a result of any reclassification, recapitalization, stock split (including a reverse stock split) or subdivision or combination, exchange or readjustment of shares, or any stock dividend or stock distribution with a record date during such period, the Exchange Ratio shall be equitably adjusted, without duplication, to reflect such change; provided that nothing in this Section 2.4 shall be construed to permit either Foundation or Alpha to take any action with respect to its respective securities that is prohibited or not expressly permitted by the terms of this Agreement.

Section 2.5  Withholding Taxes.  The Surviving Corporation shall be entitled to deduct and withhold from the consideration or other amounts otherwise payable pursuant to the Merger or this Agreement, including, without limitation, consideration or other amounts otherwise payable pursuant to Sections 1.6, 2.1(c) and Section 2.3 of this Agreement, any such amounts as are required to be deducted and withheld with respect to the making of such payment under the Code, or any applicable provision of state, local or foreign Tax Law. To the extent that amounts are so deducted and withheld and paid over to the applicable Governmental Entity, such deducted or withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Shares in respect of which such deduction and withholding was made. The Surviving Corporation shall pay, or shall cause to be paid, all amounts so withheld to the appropriate Governmental Entity within the period required under applicable Law.

Section 2.6  Tax Consequences.  It is intended that the Merger shall constitute a “reorganization” within the meaning of Section 368(a) of the Code, and any comparable provisions of applicable state or local Law, and that this Agreement shall constitute a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a). Officers of Alpha and Foundation shall execute and deliver to Skadden, Arps, Slate, Meagher & Flom LLP, counsel to Foundation, and Cleary Gottlieb Steen & Hamilton LLP, counsel to Alpha, certificates containing appropriate representations and covenants, reasonably satisfactory in form and substance to such counsels, at such time or times as may be reasonably requested by such counsels, including the effective date of the Form S-4, the date of the Joint Proxy Statement and the Closing Date, in connection with their respective deliveries of opinions, pursuant to Section 6.2(d) and Section 6.3(d), with respect to the Tax treatment of the Merger. Neither Alpha nor Foundation shall take or cause to be taken any action which would cause to be untrue (or fail to take or cause not to be taken any action which would cause to be untrue) any of such certificates and representations.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF FOUNDATION

Except (a) as disclosed in the correspondingly numbered section of the disclosure letter dated the date of this Agreement and delivered by Foundation to Alpha with respect to this Agreement immediately prior to the execution of this Agreement (the “Foundation Disclosure Schedule”) (provided, however, that a matter disclosed in the Foundation Disclosure Schedule with respect to one representation or warranty shall also be deemed to be disclosed with respect to each other representation or warranty to the extent it is reasonably apparent from the text of such disclosure that such disclosure applies to or qualifies such other representation or warranty) or (b) as disclosed in Foundation’s Annual Report on Form 10-K for the year ended December 31, 2008 filed with the Securities and Exchange Commission (the “SEC”) on March 2, 2009 and any Quarterly Report on Form 10-Q filed with the SEC thereafter, and in each case publicly available prior to the date of this Agreement (collectively, the “Filed Foundation SEC Documents”), excluding any forward looking disclosures set forth in any “risk factor” section or under the heading “Forward-Looking Statements” or any similar sections containing disclaimers or cautionary forward looking disclosure in any of such Filed Foundation SEC Documents, provided that in no event shall any disclosure in any Filed Foundation SEC Documents qualify or limit the representations and warranties of Foundation set forth in Sections 3.2, 3.3, 3.5(a), 3.5(c), 3.7, 3.22, 3.23, 3.24 or 3.25 of this Agreement, Foundation represents and warrants to Alpha as follows:

Section 3.1  Organization and Qualification.

(a) Foundation is a duly organized and validly existing corporation in good standing under the laws of the State of Delaware, with all requisite corporate power and authority to own its properties and conduct its business as currently conducted. Each Significant Subsidiary of Foundation is a duly organized and validly existing entity in good standing (where applicable) under the Laws of its jurisdiction of organization, with all requisite entity power and authority to own its properties and conduct its business as currently conducted. Foundation and each Subsidiary is duly qualified and in good standing as a foreign corporation or entity authorized to do business in each of the jurisdictions in which the character of the properties owned or held under lease by it or the nature of the business transacted by it makes such qualification necessary, except as would not have or reasonably be expected to have, individually or in the aggregate, a Foundation Material Adverse Effect.

(b) Foundation has heretofore made available to Alpha true, correct and complete copies of the restated certificate of incorporation and bylaws of Foundation as in effect on the date hereof, including all amendments thereto (respectively, the “Foundation Certificate of Incorporation” and “Foundation Bylaws”).

Section 3.2  Capitalization.

(a) The authorized capital stock of Foundation consists of (i) 100,000,000 Shares and (ii) 10,000,000 shares of preferred stock, par value $0.01 per share, of Foundation (the “Foundation Preferred Shares”), of which no Foundation Preferred Shares have been designated as to series. As of the close of business on May 8, 2009 (the “Capitalization Date”), (i) 44,688,759 Shares and no Foundation Preferred Shares were issued and outstanding, (ii) 2,536,842 Shares and no Foundation Preferred Shares were held in Foundation’s treasury, and (iii) 1,953,522 Shares and no Foundation Preferred Shares were issuable under Foundation Plans. All of the outstanding Shares have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights.

(b) Section 3.2(b) of the Foundation Disclosure Schedule contains a true, correct and complete list, as of the Capitalization Date, of each outstanding Foundation Stock Option, Foundation Restricted Stock Unit and other equity-based award (including under any deferred compensation plan or arrangement) outstanding, the number of Shares issuable thereunder or to which such award pertains, the expiration date, and the exercise or conversion price, if applicable, related thereto and, if applicable, the Foundation Plan pursuant to which each such Foundation Stock Option, Foundation Restricted Stock Unit or other equity-based award was granted (or, if not set forth on Section 3.2(b) of the Foundation Disclosure Schedule, such information has been provided to Alpha prior to the date hereof). Since the Capitalization Date, Foundation has not issued any Shares or

Foundation Preferred Shares (other than the issuance of Shares permitted by Section 5.1 or upon the exercise of Foundation Stock Options outstanding on the Capitalization Date in accordance with their terms), has not granted any other Foundation Securities or entered into any other agreements or commitments to issue any Foundation Securities, and has not split, combined or reclassified any shares of its capital stock.

(c) Except as set forth in Section 3.2(a) and except for Foundation Stock Options, Foundation Restricted Stock Units and other equity-based awards set forth in Section 3.2(b) of the Foundation Disclosure Schedule, there are no outstanding (i) securities of Foundation or any of its Subsidiaries convertible into or exchangeable for shares of capital stock, voting securities or other ownership interests in Foundation, (ii) options, restricted stock warrants, rights or other agreements or commitments to acquire from Foundation or any of its Subsidiaries, or obligations of Foundation or any of its Subsidiaries to issue, any capital stock, voting securities or other ownership interests in (or securities convertible into or exchangeable for capital stock, voting securities or other ownership interests in) Foundation, or bonds, debentures, notes or other evidences of Indebtedness having the right to vote on any matters on which stockholders of Foundation may vote, (iii) obligations (contingent or otherwise) of Foundation or any of its Subsidiaries to grant, extend or enter into any subscription, warrant, right, convertible or exchangeable security or other similar agreement or commitment relating to any capital stock, voting securities or other ownership interests in Foundation (the items in clauses (i), (ii) and (iii), together with the capital stock of Foundation, being referred to collectively as “Foundation Securities”), or (iv) obligations (contingent or otherwise) of Foundation or any of its Subsidiaries to make any payments directly or indirectly based (in whole or in part) on the price or value of any Foundation Securities. There are no outstanding obligations, commitments or arrangements, contingent or otherwise, of Foundation or any of its Subsidiaries to purchase, redeem or otherwise acquire any Foundation Securities. There are no voting trusts or other agreements or understandings to which Foundation or any of its Subsidiaries is a party with respect to the voting of capital stock or other voting securities of Foundation.

(d) Section 3.2(d) of the Foundation Disclosure Schedule sets forth a complete and accurate list of the Subsidiaries of Foundation. Foundation, alone or together with one or more of its Subsidiaries, is the record and beneficial owner of all the equity interests of each of its Subsidiaries, in each case free and clear of any Lien. With respect to each Subsidiary of Foundation, there are no outstanding (i) securities of Foundation or any of its Subsidiaries convertible into or exchangeable for shares of capital stock, voting securities or other ownership interests in any Subsidiary of Foundation, (ii) options, restricted stock, warrants, rights or other agreements or commitments to acquire from Foundation or any of its Subsidiaries, or obligations of Foundation or any of its Subsidiaries to issue, any capital stock, voting securities or other ownership interests in (or securities convertible into or exchangeable for capital stock, voting securities or other ownership interests in) any Subsidiary of Foundation, (iii) obligations of Foundation or any of its Subsidiaries to grant, extend or enter into any subscription, warrant, right, convertible or exchangeable security or other similar agreement or commitment relating to any capital stock, voting securities or other ownership interests in any Subsidiary of Foundation (the items in clauses (i), (ii) and (iii), together with the capital stock or other equity interests of such Subsidiaries, being referred to collectively as “Foundation Subsidiary Securities”), or (iv) obligations of Foundation or any of its Subsidiaries to make any payment directly or indirectly based (in whole or in part) on the price or value of any Foundation Subsidiary Securities. There are no outstanding obligations, contingent or otherwise, of Foundation or any of its Subsidiaries to purchase, redeem or otherwise acquire any outstanding Foundation Subsidiary Securities. There are no voting trusts or other agreements or understandings to which Foundation or any of its Subsidiaries is a party with respect to the voting of capital stock or other voting securities of any Subsidiary of Foundation. Prior to the date hereof, Foundation has made available to Alpha complete and accurate copies of the charter and bylaws or other organizational documents of each Significant Subsidiary of Foundation.

(e) Foundation does not control, directly or indirectly, or have any direct or indirect equity participation or similar interest in any entity which is not a Subsidiary of Foundation, other than securities in a publicly traded company held for investment by Foundation or any of its Subsidiaries and consisting of less than 5% of the applicable class of the outstanding capital stock of such company.

Section 3.3  Authority for this Agreement; Foundation Board Action.

(a) Foundation has all necessary corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby to which Foundation is a party. The execution and delivery of this Agreement by Foundation and the consummation by Foundation of the transactions contemplated hereby have been duly and validly authorized by the Foundation Board, including the adoption by the Foundation Board of the “agreement of merger” (as such term is used in Section 251 of the DGCL) contained in this Agreement, and no other corporate proceedings on the part of Foundation are necessary to authorize this Agreement or to consummate the transactions contemplated hereby, other than, with respect to completion of the Merger, the adoption of the “agreement of merger” (as such term is used in Section 251 of the DGCL) contained in this Agreement by the Foundation Stockholder Approval prior to the consummation of the Merger and the filing of the Certificate of Merger with the Secretary of State as required by the DGCL. This Agreement has been duly and validly executed and delivered by Foundation and, assuming due authorization, execution and delivery by Alpha, constitutes a legal, valid and binding obligation of Foundation, enforceable against Foundation in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

(b) The Foundation Board (at a meeting or meetings duly called and held) has unanimously (i) determined that this Agreement and the transactions contemplated hereby, including the Merger, are advisable and fair to, and in the best interests of, Foundation and its stockholders, (ii) adopted and approved this Agreement and the transactions contemplated hereby, including the “agreement of merger” (as such term is used in Section 251 of the DGCL) contained in this Agreement, (iii) subject to the last sentence of Section 5.6(a), directed that the “agreement of merger” (as such term is used in Section 251 of the DGCL) contained in this Agreement be submitted to the stockholders of Foundation for adoption, and (iv) subject to Sections 5.3(d) and (e), resolved to recommend the adoption of the “agreement of merger” (as such term is used in Section 251 of the DGCL) contained in this Agreement by the stockholders of Foundation (the “Foundation Board Recommendation”), which actions and resolutions, subject to Sections 5.3(d) and (e), have not been subsequently rescinded, modified or withdrawn in any way. The making of any offer and proposal and the taking of any other action by Alpha and its Subsidiaries in accordance with this Agreement and the transactions contemplated hereby have been consented to by the Foundation Board under provisions of the Confidentiality Agreement.

Section 3.4  Consents and Approvals; No Violation.

(a) Neither the execution and delivery of this Agreement by Foundation nor the consummation of the transactions contemplated hereby will (i) violate or conflict with or result in any breach of any provision of the Foundation Certificate of Incorporation or the Foundation Bylaws, (ii) assuming all consents, approvals and authorizations contemplated by clauses (i) through (iv) of Section 3.4(b) have been obtained, and all filings described in such clauses have been made, conflict with or violate any order, writ, injunction, decree, judgment, determination, requirement, award, stipulation, statute, rule or regulation of any Governmental Entity (“Law”) applicable to Foundation or any of its Subsidiaries or by which any of their respective assets are bound, (iii) assuming the nominations or appointments of directors contemplated by Section 1.4(a)(iii)(B) are effective, violate, conflict with or result in a breach of, or (other than as contemplated under Section 5.13, Section 5.14 or Section 5.15) require any consent, waiver or approval under, or result in a default or give rise to any right of termination, cancellation, modification or acceleration (or an event that, with the giving of notice, the passage of time or otherwise, would constitute a default or give rise to any such right) under, any of the terms, conditions or provisions of any note, bond, mortgage, lease, license, agreement, contract, indenture or other instrument or obligation (“Contract”) to which Foundation or any of its Subsidiaries is a party or by which Foundation or any of its Subsidiaries or any of their respective assets are bound, or (iv) other than as contemplated under Section 5.13, Section 5.14 or Section 5.15, result (or, with the giving of notice, the passage of time or otherwise, would result) in the creation or imposition of any Lien on any asset of Foundation or any of its Subsidiaries, except in the case of clauses (ii), (iii) and (iv), as would not have or reasonably be expected to have, individually or in the aggregate, a Foundation Material Adverse Effect.

(b) The execution, delivery and performance of this Agreement by Foundation and the consummation of the transactions contemplated hereby do not and will not require any consent, approval, authorization or permit of, or filing with or notification to, any foreign, federal, state or local government or subdivision thereof, or governmental, judicial, legislative, executive, administrative or regulatory authority, agency, commission, tribunal or body (a “Governmental Entity”), except (i) the pre-merger notification requirements under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), (ii) the filing with the SEC of (x) a proxy statement/prospectus relating to the Foundation Special Meeting (such proxy statement/prospectus, together with the proxy statement relating to the Alpha Special Meeting, in each case as amended or supplemented from time to time, the “Joint Proxy Statement”), and (y) such other reports and filings as are required under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations promulgated thereunder, (iii) the filing of the Certificate of Merger with the Secretary of State required by the DGCL, (iv) such governmental consents, qualifications or filings as are customarily obtained or made in connection with the transfer of interests or the change of control of ownership in coal mining properties, including notices and consents relating to or in connection with mining, reclamation and environmental Permits, in each case under the applicable Laws of West Virginia, Pennsylvania, Virginia, Kentucky, Wyoming, Utah, Illinois or Indiana and (v) any such consent, approval, authorization, permit, filing, or notification the failure of which to make or obtain would not have or reasonably be expected to have, individually or in the aggregate, a Foundation Material Adverse Effect.

Section 3.5  Reports; Financial Statements.

(a) Each of Foundation and its Subsidiaries has timely filed or transmitted (as applicable) all forms, reports, statements and certifications required to be filed or transmitted by it with or to the SEC since January 1, 2006 (such documents filed or otherwise transmitted since January 1, 2006, the “Foundation SEC Reports”). As of their respective dates, or, if amended, as of the date of the last amendment prior to the date hereof, the Foundation SEC Reports complied as to form in all material respects with all applicable requirements of the Securities Act of 1933, as amended (the “Securities Act”), the Exchange Act and the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) and, in each case, the rules and regulations of the SEC promulgated thereunder. None of the Foundation SEC Reports, including any financial statements or schedules included or incorporated by reference therein, at the time filed or transmitted (or, if amended or superseded by a subsequent filing, as of the date of the last such amendment or superseding filing prior to the date hereof), contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. No executive officer of Foundation or any of its Subsidiaries has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act with respect to any Foundation SEC Report. True, correct and complete copies of all Foundation SEC Reports filed or furnished prior to the date of this Agreement, whether or not required under applicable Law, have been furnished to Alpha or are publicly available in the Electronic Data Gathering, Analysis and Retrieval (EDGAR) database of the SEC. Prior to the date hereof, Foundation has made available to Alpha true, correct and complete copies of all substantive written correspondence between the SEC, on the one hand, and Foundation and its Subsidiaries, on the other hand, since January 1, 2006. As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC staff. To the knowledge of Foundation, as of the date of this Agreement, none of the Foundation SEC Reports is the subject of ongoing SEC review or outstanding SEC comment.

(b) Except for Foundation Holdings Subsidiary, none of Foundation’s Subsidiaries is, or since January 1, 2006 has been, required to file periodic reports with the SEC pursuant to the Exchange Act.

(c) All of Foundation’s Subsidiaries are consolidated for accounting purposes. The audited and unaudited consolidated financial statements (including the related notes thereto) of Foundation included (or incorporated by reference) (i) in Foundation’s Annual Report on Form 10-K for its fiscal year ended December 31, 2008 (the “Balance Sheet Date”) filed with the SEC prior to the date of this Agreement, as amended or supplemented by filings with the SEC made prior to the date of this Agreement (the “Foundation 2008 10-K”) and in Foundation’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2009 filed with the SEC prior to the date of this Agreement, as amended or supplemented by filings with the SEC made prior to the date of this Agreement and (ii) in the Foundation SEC Reports filed or otherwise transmitted with or to the SEC related to periods ending after March 31, 2009, have been prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto) and fairly present in all material respects the consolidated financial position of Foundation and its Subsidiaries as of their respective dates, and the consolidated income, shareholders equity, results of operations and changes in consolidated financial position or cash flows for the periods presented therein; provided that unaudited interim financial statements may not contain footnotes required by GAAP and are subject to normal, recurring year-end adjustments that are not material in nature or amount.

(d) The records, systems, controls, data and information of Foundation and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of Foundation or its accountants (including all means of access thereto and therefrom), except for any nonexclusive ownership and nondirect control that has not had and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the system of internal accounting controls described below in this Section 3.5(d). Foundation has implemented and maintains a system of internal control over financial reporting (as required by Rule 13a-15(a) under the Exchange Act) that is designed to provide reasonable assurances regarding the reliability of financial reporting and the preparation of its consolidated financial statements for external purposes in accordance with GAAP, and such system of internal control over financial reporting is effective. Foundation (i) has implemented and maintains disclosure controls and procedures (as required by Rule 13a-15(a) of the Exchange Act) that are designed to ensure that information required to be disclosed by Foundation in the reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time frames specified by the SEC’s rules and forms (and such disclosure controls and procedures are effective) and (ii) has disclosed, based on its most recent evaluation of its system of internal control over financial reporting prior to the date of this Agreement, to Foundation’s outside auditors and the audit committee of the Foundation Board (A) any significant deficiencies and material weaknesses in the design or operation of its internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that would reasonably be expected to adversely affect Foundation’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in Foundation’s internal controls over financial reporting. Prior to the date hereof, a true, correct and complete summary of any such disclosures made to Foundation’s auditors and the audit committee of the Foundation Board has been provided to Alpha and is set forth as Section 3.5(d) of the Foundation Disclosure Schedule.

(e) Since January 1, 2006, (i) neither Foundation nor any of its Subsidiaries nor, to the knowledge of Foundation, any director, officer, employee, auditor, accountant or representative of Foundation or any of its Subsidiaries has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Foundation or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that Foundation or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (ii) no attorney representing Foundation or any of its Subsidiaries, whether or not employed by Foundation or any of its Subsidiaries, has reported evidence of a material violation of securities Laws, breach of fiduciary duty or similar violation by Foundation or any of its Subsidiaries or any of their respective officers, directors, employees or agents to the Foundation Board or any committee thereof or to any director or officer of Foundation or any of its Subsidiaries.

(f) To the knowledge of Foundation, no employee of Foundation nor any of its Subsidiaries has provided or is providing information to any law enforcement agency regarding the commission or possible commission of any crime or the violation or possible violation of any applicable Law of the type described in Section 806 of the Sarbanes-Oxley Act by Foundation or any of its Subsidiaries. Neither Foundation or any of its Subsidiaries nor, to the knowledge of Foundation, any director, officer, employee, contractor, subcontractor or agent of Foundation or any of its Subsidiaries has discharged, demoted, suspended, threatened, harassed or in any other manner discriminated against an employee of Foundation or any of its Subsidiaries in the terms and conditions of employment because of any lawful act of such employee described in Section 806 of the Sarbanes-Oxley Act.

(g) Neither Foundation nor any of its Subsidiaries has any liabilities of any nature, whether accrued, absolute, fixed, contingent or otherwise, known or unknown, whether due or to become due and whether or not required to be recorded or reflected on a balance sheet under GAAP, other than liabilities (i) as and to the extent reflected or reserved against on the consolidated balance sheet of Foundation dated as of the Balance Sheet Date included in Foundation 2008 10-K or in the notes thereto, (ii) incurred in the ordinary course of business consistent with past practice since the Balance Sheet Date, or (iii) that would not have or reasonably be expected to have, individually or in the aggregate, a Foundation Material Adverse Effect.

Section 3.6  Absence of Certain Changes.

(a) Since the Balance Sheet Date, Foundation and its Subsidiaries have conducted their business only in the ordinary course consistent with past practice, and neither Foundation nor any of its Subsidiaries has taken any action since the Balance Sheet Date that, if taken after the date of this Agreement without the prior written consent of Alpha, would constitute a breach of Section 5.1(other than Sections 5.1(b), 5.1(d) and 5.1(r)).

(b) Since the Balance Sheet Date, there has not been any change, effect, event or occurrence that has had, or would reasonably be expected to have, individually or in the aggregate, a Foundation Material Adverse Effect.

Section 3.7  Information Supplied; Joint Proxy Statement; Other Filings.

(a) None of the information supplied or to be supplied by or on behalf of Foundation for inclusion or incorporation by reference in (i) the registration statement on Form S-4 to be filed with the SEC by Foundation in connection with the issuance of Surviving Corporation Common Stock for the Merger (including any amendments or supplements, the “Form S-4”) will, at the time the Form S-4 becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading or (ii) the Joint Proxy Statement will, at the date it is first mailed to Foundation’s stockholders or at the time of the Foundation Special Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing provisions of this Section 3.7(a), no representation or warranty is made by Foundation with respect to information or statements made or incorporated by reference in the Form S-4 or the Joint Proxy Statement that were not supplied by or on behalf of Foundation.

(b) Any other report required to be filed by Foundation or any of its Subsidiaries with the SEC in connection with the Merger (the “Foundation Other Filings”), at the time of its filing with the SEC, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation or warranty is made by Foundation with respect to information supplied or to be supplied in writing by Alpha or any Affiliate of Alpha expressly for inclusion therein. At the time of its respective filing with the SEC and at the time any amendment or supplement thereto is filed with the SEC, the Joint Proxy Statement, the letter to stockholders and notice of meeting that will be provided to stockholders of Foundation in connection with the Merger and the Foundation Special Meeting (including any amendments or supplements) and the Foundation Other Filings will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations of the SEC promulgated thereunder.

Section 3.8  Employee Benefits Matters.

(a) Section 3.8(a) of the Foundation Disclosure Schedule contains a true, correct and complete list of all material Foundation Plans in effect on the date hereof. Prior to the date of this Agreement, Foundation has provided or made available to Alpha true, correct and complete copies as in effect on the date hereof of each of the following, to the extent requested by Alpha prior to the date hereof, as applicable, with respect to each such Foundation Plan: (i) the plan document or agreement or, with respect to any Foundation Plan that is not in writing, a description of the material terms thereof; (ii) any summary plan description required to be furnished to participants pursuant to ERISA; (iii) the most recent annual report, actuarial report and/or financial report, if any; (iv) all amendments or modifications to any such documents; (v) the most recent determination letter received from the Internal Revenue Service with respect to each Foundation Plan that is intended to be a “qualified plan” under Section 401 of the Code; and (vi) the most recent required Internal Revenue Service Form 5500, including all schedules thereto.

(b) Except as would not have or reasonably be expected to have, individually or in the aggregate, a Foundation Material Adverse Effect, with respect to each Foundation Plan, (i) all expenses, contributions, premiums or payments required to be made to, under or with respect to such Foundation Plan have been timely made and all amounts properly accrued to date or as of the Effective Time as liabilities of Foundation or any of its Subsidiaries which are not yet due have been properly recorded on the books of Foundation and, to the extent required by GAAP, adequate reserves are reflected on the financial statements of Foundation, (ii) each such Foundation Plan which is an “employee pension benefit plan” (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)) and intended to qualify under Section 401 of the Code has received a favorable determination letter from the Internal Revenue Service with respect to such qualification, and, to the knowledge of Foundation, nothing has occurred since the date of such letter that has affected, or would reasonably be expected to adversely affect, such qualification, (iii) with respect to any Foundation Plan maintained outside the United States, all applicable foreign qualifications or registration requirements have been satisfied in all material respects, except where any failure to comply would not result in any material liability to Foundation or its Subsidiaries, (iv) there are no Proceedings pending (other than routine claims for benefits) or, to the knowledge of Foundation, threatened or anticipated with respect to such Foundation Plan, any fiduciaries of such Foundation Plan with respect to their duties to any Foundation Plan, or against the assets of such Foundation Plan or any trust maintained in connection with such Foundation Plan, (v) such Foundation Plan has been operated and administered in compliance in all material respects with its terms and all applicable Laws and regulations, including ERISA and the Code, and (vi) there is not now, and to the knowledge of Foundation there are no existing circumstances that would reasonably be expected to give rise to, any requirement for the posting of security with respect to a Foundation Plan or the imposition of any pledge, lien, security interest or encumbrance on the assets of Foundation or any of its Subsidiaries or any of their respective ERISA Affiliates under ERISA or the Code, or similar Laws of foreign jurisdictions.

(c) Neither Foundation nor any of its Subsidiaries nor any trade or business, whether or not incorporated (an “ERISA Affiliate”), that, together with Foundation or any of its Subsidiaries would be deemed to be a “single employer” within the meaning of Section 4001(b) of ERISA, (i) maintains or contributes to (A) any “employee benefit plan” within the meaning of Section 3(3) of ERISA that is subject to Section 302 or Title IV of ERISA or Section 412 of the Code or (B) a “multiemployer plan” within the meaning of Section 3(37) and 4001(a)(3) of ERISA or a “multiple employer plan” within the meaning of Sections 4063/4064 of ERISA or Section 413(c) of the Code, or (ii) has incurred or reasonably expects to incur any material liability pursuant to Title IV of ERISA (including any Controlled Group Liability), other than for premium payments to the Pension Benefit Guaranty Corporation. No Foundation Plan of Foundation, any of its Subsidiaries or any of their respective ERISA Affiliates has an “accumulated funding deficiency” (whether or not waived) within the meaning of Section 412 of the Code or Section 302 of ERISA. With respect to each Foundation Plan that is a “multiemployer plan,” no complete or partial withdrawal from such plan has been made by Foundation or any of its Subsidiaries that would reasonably be expected to result in a material liability to Foundation or any of its Subsidiaries.

(d) No deduction for federal income Tax purposes has been or is expected by Foundation to be disallowed for compensation paid by Foundation or any of its Subsidiaries by reason of Section 162(m) of the Code, including by reason of the transactions contemplated hereby.

(e) To the knowledge of Foundation, no Foundation Plan is under audit or is the subject of an investigation, in each case by the Internal Revenue Service, the U.S. Department of Labor, the Pension Benefit

Guaranty Corporation, the SEC or any other Governmental Entity, nor is any such audit or investigation pending or threatened.

(f) Neither the execution or delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement will, either alone or in conjunction with any other event (whether contingent or otherwise), (i) result in any payment or benefit becoming due or payable, or required to be provided, to any director, employee or independent contractor of Foundation or any of its Subsidiaries, (ii) increase the amount or value of any benefit or compensation otherwise payable or required to be provided to any such director, employee or independent contractor, (iii) result in the acceleration of the time of payment, vesting or funding of any such benefit or compensation, or (iv) result in any amount failing to be deductible by reason of Section 280G of the Code.

(g) To the knowledge of Foundation, all options have been granted in compliance with the terms of the applicable Foundation Plans, with applicable Law, and with the applicable provisions of the Foundation Certificate of Incorporation or the Foundation Bylaws as in effect at the applicable time, and all such options are accurately disclosed as required under applicable Law in the Foundation SEC Reports, including the financial statements contained therein or attached thereto (if amended or superseded by a filing with the SEC made prior to the date of this Agreement, as so amended or superseded). To the knowledge of Foundation, Foundation has not issued any options or any other similar equity awards pertaining to Shares under any Foundation Plan with an exercise price that is less than the “fair market value” of the underlying Shares on the date of grant, as determined for financial accounting purposes under GAAP.

(h) Each Foundation Plan that is a “nonqualified deferred compensation plan” within the meaning of Section 409A(d)(1) of the Code and any award thereunder, in each case that is subject to Section 409A of the Code, has been operated in compliance in all material respects with Section 409A of the Code since January 1, 2006, based upon a good faith, reasonable interpretation of (A) Section 409A of the Code and (B)(1) the regulations issued thereunder or (2) Internal Revenue Service Notice 2005-1.

Section 3.9  Employees.

(a) Neither Foundation nor any of its Subsidiaries is a party to or bound by any collective bargaining agreement or any labor union contract with respect to employees in the United States. There are no pending or, to the knowledge of Foundation, threatened, labor strikes, disputes, walkouts, work stoppages, slowdowns, or lockouts with respect to employees of Foundation or any of its Subsidiaries. No material labor grievance or arbitration demand or proceeding, or unfair labor practice charge or proceeding, whether or not filed pursuant to a collective bargaining agreement, has been filed, is pending or, to the knowledge of Foundation, is threatened against Foundation or its Subsidiaries.

(b) Except as would not have or reasonably be expected to have, individually or in the aggregate, a Foundation Material Adverse Effect, to the knowledge of Foundation, Foundation and each of its Subsidiaries are in compliance with all applicable local, state, federal and foreign Laws relating to labor and employment, including but not limited to Laws relating to discrimination, disability, labor relations, hours of work, payment of wages and overtime wages, pay equity, immigration, workers compensation, working conditions, employee scheduling, occupational safety and health, family and medical leave, and employee terminations. Except as would not have or reasonably be expected to have, individually or in the aggregate, a Foundation Material Adverse Effect, there are no complaints, lawsuits, arbitrations, administrative proceedings, or other Proceedings pending or, to the knowledge of Foundation, threatened against Foundation or any of its Subsidiaries brought by or on behalf of any applicant for employment, any current or former employee, any person alleging to be a current or former employee, any class of the foregoing, or any Governmental Entity, relating to any such Law or regulation, or alleging breach of any express or implied contract of employment, wrongful termination of employment, or alleging any other discriminatory, wrongful or tortuous conduct in connection with the employment relationship.

(c) Since February 1, 2009, neither Foundation nor any of its current Subsidiaries has incurred any liability or obligation which remains unsatisfied under the Worker Adjustment and Retraining Notification Act (“WARN”) or any state or local Laws regarding the termination or layoff of employees.

Section 3.10  Litigation.

(a) There is no claim, action, suit, proceeding, arbitration or mediation by or before any Governmental Entity (each, a “Proceeding”) pending (or, to the knowledge of Foundation, threatened), nor, to the knowledge of Foundation, is any investigation by any Governmental Entity pending or threatened (other than any such Proceeding or governmental investigation that challenges or seeks to prohibit the execution, delivery or performance of this Agreement or any of the transactions contemplated hereby), to which Foundation or any of its Subsidiaries is a party or against Foundation or any of its Subsidiaries or any of its or their properties or assets that (i) involves an amount in controversy in excess of $2,000,000, (ii) seeks injunctive or other non-monetary relief, or (iii) would have or reasonably be expected to have, individually or in the aggregate, a Foundation Material Adverse Effect. As of the date hereof, there are no Proceedings pending or, to the knowledge of Foundation, threatened, nor, to the knowledge of Foundation, are there any investigations by any Governmental Entity pending or threatened, against Foundation or any Subsidiary of Foundation challenging or seeking to prohibit the execution, delivery or performance of this Agreement or any of the transactions contemplated hereby. Neither Foundation nor any of its Subsidiaries nor any of their respective properties or assets is subject to any outstanding order, writ, injunction or decree of any Governmental Entity, except as would not have or reasonably be expected to have, individually or in the aggregate, a Foundation Material Adverse Effect.

(b) Section 3.10(b) of the Foundation Disclosure Schedule sets forth an accurate and complete list of each Proceeding or governmental investigation resolved or settled since January 1, 2008 and prior to the date of this Agreement and requiring payment by Foundation or any of its Subsidiaries in excess of $2,000,000 or involving the imposition on Foundation or any of its Subsidiaries of injunctive or other non-monetary relief.

(c) To the knowledge of Foundation, (i) no officer or director of Foundation or any of its Subsidiaries is a defendant in any Proceeding or governmental investigation in connection with his or her status as an officer or director of Foundation or any of its Subsidiaries, and (ii) no such Proceeding or governmental investigation is threatened in writing.

Section 3.11  Tax Matters.

(a) Except as would not have or reasonably be expected to have, individually or in the aggregate, a Foundation Material Adverse Effect, (i) Foundation and each of its Subsidiaries has timely filed (taking into account extensions validly obtained) all returns and reports relating to Taxes required to be filed by applicable Law with respect to Foundation and each of its Subsidiaries, (ii) all such returns are true, correct and complete, (iii) Foundation and each of its Subsidiaries have timely paid all Taxes attributable to Foundation or any of its Subsidiaries that were due and payable, except, in the case of clauses (ii) and (iii) hereof, with respect to Taxes that are being contested in good faith by appropriate proceedings, (iv) Foundation has adequate reserves or has made adequate provision, in accordance with GAAP, in the consolidated financial statements included in the Foundation SEC Reports for the payment of all Taxes for which Foundation or any of its Subsidiaries may be liable for the periods covered thereby, (v) there is no audit, investigation, claim or assessment in respect of Taxes pending or, to the knowledge of Foundation, threatened in writing against Foundation or any of its Subsidiaries, (vi) there are no agreements or arrangements in effect to extend the period of limitations for the assessment or collection of any Tax for which Foundation or any of its Subsidiaries may be liable, and there is no currently effective “closing agreement” pursuant to Section 7121 of the Code (or any similar provision of foreign, state or local Law), (vii) there is no obligation of Foundation or any of its Subsidiaries to contribute to the payment of any Tax liability (or any amount calculated with reference thereto) of any Person (other than Foundation or its Subsidiaries), including under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign law), as transferee or successor, by Contract or otherwise (other than pursuant to customary agreements to indemnify lenders or indemnity provisions in agreements relating to the acquisition or disposition of assets), (viii) no claim has been made since January 1, 2006 by any Governmental Entity in a jurisdiction where either Foundation or any of its Subsidiaries has not filed Tax returns that Foundation or any Subsidiary is or may be subject to taxation by that jurisdiction, (ix) neither Foundation nor any of its Subsidiaries has engaged in a “listed transaction” (as defined in Treasury Regulation Section 1.6011-4), and (x) Foundation and each of its Subsidiaries have withheld from payments to their employees, independent contractors, creditors, stockholders and any other applicable person (and timely paid to the appropriate Governmental Entity) proper and accurate amounts in compliance with all applicable Tax withholding provisions of any Governmental Entity for all periods through the date of this Agreement, except with respect to amounts that are being contested in good faith by appropriate proceedings, and have complied in all material respects with all applicable Laws relating to information reporting.

(b) For purposes of this Agreement, “Tax” shall mean all taxes, charges, fees, levies, imposts, duties, and other like assessments, including any income, gross receipts, sales, use, service, service use, transfer, intangibles, value-added, franchise, title, license, capital, resource, withholding, employee withholding, payroll, worker’s compensation, unemployment insurance, social security, employment, estimated occupation, excise, severance, stamp, transfer, premium, recording, customs, import, export, real property, personal property, commercial rent, environmental or other tax imposed by a Governmental Entity, whether computed on a separate, consolidated, unitary, combined or any other basis, together with any interest, penalties, fines or additional amounts and any interest in respect of any additions, fines or penalties attributable or imposed or with respect to any such taxes, charges, fees, levies or other assessments.

Section 3.12  Compliance with Law.  Except as would not have or reasonably be expected to have, individually or in the aggregate, a Foundation Material Adverse Effect, Foundation and each of its Subsidiaries is and has been since January 1, 2006 in compliance with all Laws applicable to the conduct of the business of Foundation or any of its Subsidiaries or by which any assets of Foundation or any of its Subsidiaries are bound or affected.

Section 3.13  Foundation Permits; Foundation Surety Bonds.

(a) Except as would not have or reasonably be expected to have, individually or in the aggregate, a Foundation Material Adverse Effect:

(i) Foundation and its Subsidiaries have all Permits required under applicable Laws to own, lease, develop or operate their real properties and assets or to conduct their businesses as conducted on the date hereof (including Permits relating to underground mining, surface mining, highwall mining and auger mining, processing, sale or transporting of coal and coal byproducts, or activities defined under the Surface Mining Control and Reclamation Act of 1977, as amended, as “surface coal mining operations”) (collectively, the “Foundation Permits”) and each Foundation Permit is in full force and effect;

(ii) each of Foundation and its Subsidiaries is and has been in compliance with the terms and conditions of the Foundation Permits; and

(iii) neither Foundation nor any of its Subsidiaries has received any written notice from any Governmental Entity threatening to suspend, revoke, withdraw, modify in any adverse respect or limit any of the Foundation Permits and, to the knowledge of Foundation, there are no circumstances or conditions providing grounds for any suspension, revocation, withdrawal, adverse modification or limitation on any of the Foundation Permits.

(b) Neither Foundation nor any of its Subsidiaries has been notified by the Federal Office of Surface Mining or the agency of any state administering the Surface Mining Control and Reclamation Act of 1977, as amended (or any comparable state statute) that it is (A) ineligible to receive additional surface mining Permits or (B) under investigation to determine whether its eligibility to receive such Permits should be “permit blocked.”

(c) Except as would not have or reasonably be expected to have, individually or in the aggregate, a Foundation Material Adverse Effect:

(i) there are no applications for new Permits (for the avoidance of doubt, not including amendments, renewals, extensions or other modifications of existing Foundation Permits) other than those set forth in Section 3.13(c) of the Foundation Disclosure Schedule (the “Foundation Permit Applications”);

(ii) each of the Foundation Permit Applications has been made in accordance with applicable Laws, subject to such changes as may be requested by a Governmental Entity as part of the permit review process; and

(iii) except for changes requested by a Governmental Entity as part of the permit review process, which changes can be readily implemented by Foundation or its Subsidiary, neither Foundation nor any of its Subsidiaries has received any written notice from any Governmental Entity indicating that any of the Foundation Permit Applications will not be granted.

(d) Except as would not have or reasonably be expected to have, individually or in the aggregate, a Foundation Material Adverse Effect, Foundation and its Subsidiaries have posted all deposits, letters of credit, trust funds, bid bonds, performance bonds, reclamation bonds and surety bonds (and all such similar undertakings) (collectively, the “Surety Bonds”) required to be posted in connection with their operations and pursuant to the Foundation Permits. All Surety Bonds posted by each of Foundation and its Subsidiaries in connection with its respective operations are defined as the “Foundation Surety Bonds.” Except as would not have or reasonably be expected to have, individually or in the aggregate, a Foundation Material Adverse Effect, each of Foundation and its Subsidiaries is in compliance with all Foundation Surety Bonds applicable to it.

(e) Without limiting the generality of the foregoing, the operation of the coal mining and processing operations of Foundation and its Subsidiaries and the state of reclamation with respect to each of their Foundation Permits is “current” with respect to the reclamation obligations required by the Foundation Permits and otherwise are in compliance with the Foundation Permits and all applicable mining, reclamation and other similar Laws, except as would not have or reasonably be expected to have, individually or in the aggregate, a Foundation Material Adverse Effect.

Section 3.14  Environmental Matters.

(a) Except as would not have or reasonably be expected to have, individually or in the aggregate, a Foundation Material Adverse Effect:

(i) each of Foundation and its Subsidiaries (x) is and has been in compliance with applicable Environmental Laws and (y) holds and is and has been in compliance with all Permits required under Environmental Laws for the conduct of its business and activities as currently conducted (the “Foundation Environmental Permits”); and

(ii) all Foundation Environmental Permits were validly issued and are in full force and effect, and all applications, notices or other documents have been timely filed to effect timely renewal, issuance or reissuance of such Foundation Environmental Permits.

(b) Neither Foundation nor any of its Subsidiaries has been or is presently the subject of any Environmental Claim, and no Environmental Claim is pending or, to the knowledge of Foundation, threatened against Foundation or any of its Subsidiaries or against any Person whose liability for the Environmental Claim was or may have been retained or assumed by Contract or by operation of Law or pursuant to any order by Foundation or any of its Subsidiaries, except for any such Environmental Claims that would not have or reasonably be expected to have, individually or in the aggregate, a Foundation Material Adverse Effect.

(c) No Hazardous Materials are present at, on, under or emanating from any properties or facilities currently leased, operated or used or, to the knowledge of Foundation, previously owned, leased, operated or used, in circumstances that would reasonably be expected to form the basis for a material Environmental Claim against, or a requirement for investigation pursuant to applicable Environmental Law by, Foundation or any of its Subsidiaries.

(d) To the knowledge of Foundation, no property presently owned, leased or operated by Foundation or any of its Subsidiaries contains any landfills, surface impoundments, disposal areas, underground storage tanks, aboveground storage tanks, asbestos or asbestos- containing material, polychlorinated biphenyls or radioactive materials and no such property is listed or proposed for listing on the National Priorities List or any similar list issued by a Governmental Entity of sites where material remedial action is or may be necessary.

(e) Neither Foundation nor its Subsidiaries has Released, disposed of, or arranged to dispose of, any Hazardous Materials in a manner, or to a location, that would reasonably be expected to result in a material Environmental Claim.

(f) No material Lien imposed by any Governmental Entity having jurisdiction pursuant to any Environmental Law is currently outstanding as to any assets owned, leased or operated by Foundation or any of its Subsidiaries.

(g) Except for Foundation Surety Bonds posted in the ordinary course of business and the surety agreements related thereto, no financial assurance obligation is in force as to any property or facility owned, leased or operated by Foundation or any of its Subsidiaries, except for such financial assurance obligations which would not have or reasonably be expected to have, individually or in the aggregate, a Foundation Material Adverse Effect.

(h) Foundation and its Subsidiaries have no obligation or liability by Contract relating to or arising under Environmental Law, except for such obligations or liabilities which would not have or reasonably be expected to have, individually or in the aggregate, a Foundation Material Adverse Effect.

(i) For purposes of the Agreement:

(i) “Environment” means any ambient, workplace or indoor air, surface water, drinking water, groundwater, land surface (whether below or above water), subsurface strata, sediment, plant or animal life, natural resources, and the sewer, septic and waste treatment, storage and disposal systems servicing real property or physical buildings or structures.

(ii) “Environmental Claim” means any claim, cause of action, investigation or notice by any Person, including any Governmental Entity having jurisdiction, alleging potential liability (including potential liability for investigatory costs, cleanup or remediation costs, governmental or third party response costs, natural resource damages, property damage, personal injuries, or fines or penalties) based on or resulting from (A) the presence or Release of, or exposure to, any Hazardous Materials at any location, whether or not owned or operated by Foundation or any of its Subsidiaries or Alpha or any of its Subsidiaries, as applicable, or (B) any Environmental Law, including the alleged or actual violation thereof.

(iii) “Environmental Law” means any Law (including common law) or any binding Contract, memorandum of understanding or commitment letter issued or entered by or with any Governmental Entity or Person relating to: (A) the Environment, including pollution, contamination, cleanup, preservation, protection and reclamation of the Environment, (B) the protection of human health or the exposure of employees or third parties to any Hazardous Materials, (C) any Release or threatened Release of any Hazardous Materials, including investigation, assessment, testing, monitoring, containment, removal, remediation and cleanup of any such Release or threatened Release, (D) the management of any Hazardous Materials, including the use, labeling, processing, disposal, storage, treatment, transport, or recycling of any Hazardous Materials, or (E) the presence of Hazardous Materials in any building, physical structure, product or fixture.

(iv) “Hazardous Materials” means all materials, chemicals, wastes, compounds and substances in any form defined as Hazardous Substances, Oils, Pollutants or Contaminants in the National Oil and Hazardous Substances Pollution Contingency Plan, 40 C.F.R. § 300.5, toxic mold, or otherwise regulated or giving rise to liability under any Environmental Law.

(v) “Release” means any release, spill, emission, leaking, pumping, injection, deposit, disposal, discharge, dispersal, leaching or migration into the indoor or outdoor Environment, or into or out of any property, including movement through air, soil, surface water, groundwater or property.

Section 3.15  Intellectual Property.

(a) Foundation and its Subsidiaries own or possess, or are validly licensed or otherwise have the right to obtain ownership or possession and to currently use, all patents, patent rights, inventions and discoveries (whether or not patentable or reduced to practice), trademarks, trade names, corporate names, company names, business names, fictitious business names, trade styles, service marks, logos, Copyrights, trade secrets, licenses and all other confidential or proprietary information and know-how, whether or not reduced to writing or any other tangible form, and other proprietary intellectual property rights arising under the Laws of the United States (including any state or territory), any other country or group of countries or any political subdivision of any of the foregoing, whether registered or unregistered (collectively, “Intellectual Property Rights”) used in or reasonably necessary for the conduct of the business of Foundation or any of its Subsidiaries (the “Foundation Intellectual Property”).

(b) Except as would not have or reasonably be expected to have, individually or in the aggregate, a Foundation Material Adverse Effect, (i) Foundation has received no third- party written claim of invalidity or conflicting ownership rights with respect to any Foundation Intellectual Property owned by Foundation or by a Subsidiary of Foundation (“Foundation Owned Intellectual Property”) and no such Foundation Owned Intellectual Property is the subject of any pending or, to the knowledge of Foundation, threatened interference, opposition or other Proceeding, (ii) no Person has given written notice to Foundation or any Subsidiary of Foundation that the use of any Foundation Intellectual Property by Foundation, any Subsidiary of Foundation or any licensee is infringing or has infringed any domestic or foreign registered patent, trademark, service mark, trade name, or Copyright or design right, or that Foundation, any Subsidiary of Foundation or any licensee has misappropriated or improperly used or disclosed any trade secret, confidential information or know-how, and (iii) the execution, delivery and performance of this Agreement by Foundation and the consummation of the transactions contemplated hereby will not cause the forfeiture or termination or give rise to a right of forfeiture or termination of any of the Foundation Intellectual Property, impair the right of Foundation to make, use, sell, license or dispose of, or to bring any action for the infringement of, any Foundation Owned Intellectual Property, or impair the right of Foundation or any of its Subsidiaries to use the Foundation Owned Intellectual Property in the conduct of their businesses as currently conducted.

(c) Neither Foundation nor any of its Subsidiaries is experiencing any material defects in the Computer Software or hardware used in its business as it is currently conducted, including any material error or omission in the processing of any transactions.

(d) For the purposes of this Agreement, “Computer Software” means all computer software (including programs and applications, object and source code, databases, algorithms, and documentation therefor, in each case including all Copyrights therefor), and “Copyrights” means all works of authorship, whether copyrightable or not, copyrights, and mask works.

Section 3.16  Real Property; Personal Property.

(a) For the purpose of the Agreement:

(i) “Foundation Owned Real Property” means all real property and other right, title and other interests in land, including coal, mineral, mining, water and surface rights, easements, rights of way and options, owned by Foundation or any of its Subsidiaries, together with all improvements and fixtures located thereon or appurtenant thereto;

(ii) “Foundation Leased Real Property” means all real property and other right, title and other interests in land, including coal, mineral, mining, water and surface rights, easements, rights of way and options, leased, subleased, licensed or otherwise used by Foundation or any of its Subsidiaries as lessee, licensee or grantee (each such lease, sublease, license or other use agreement, a “Lease”), together with all improvements and fixtures located thereon or appurtenant thereto; and

(iii) “Foundation Real Property” means the Foundation Owned Real Property and the Foundation Leased Real Property.

(b) (i) The Foundation Real Property includes all of the land, buildings, structures and fixtures located thereon and all easements, rights of way, options, coal, mineral, mining, water, surface and other rights and interests appurtenant thereto necessary for the use by Foundation and its Subsidiaries in the conduct of their business as currently conducted; (ii) Foundation or one of its Subsidiaries has good and marketable title to, or has a valid leasehold interest in, all Foundation Real Property, except where the failure to have such title or interest could not reasonably be expected to have, individually or in the aggregate, a Foundation Material Adverse Effect; (iii) all Foundation Owned Real Property is owned by Foundation or one of its Subsidiaries, free and clear of all Liens other than Permitted Liens or any other Liens that would not have, individually or in the aggregate, a Foundation Material Adverse Effect; (iv) Foundation or one of its Subsidiaries has a valid leasehold interest in or easement or other property interest in, and to, and enjoys peaceful and undisturbed possession of all Foundation Leased Real Property on which it is currently conducting operations and, except where the failure to have such possession would not have, individually or in the aggregate, a Foundation Material Adverse Effect, Foundation has complied with all of its obligations under such leases and all such Leases are in full force and effect and are free and clear of all Liens other than Permitted Liens; and (v) Foundation or one of its Subsidiaries has adequate rights of ingress and egress to all Foundation Real Property on which it is currently conducting operations, except where the failure to have such access would not have, individually or in the aggregate, a Foundation Material Adverse Effect, sufficient to access and exercise its rights with respect to such Foundation Real Property.

(c) With respect to the Foundation Real Property:

(i) there are no pending or, to the knowledge of Foundation, threatened Proceedings to take all or any portion of the Foundation Real Property or any interest therein by eminent domain or any condemnation proceeding or any sale or disposition in lieu thereof;

(ii) there are no outstanding options, rights of reverter, rights of first offer, rights of first refusal or Contracts granted by Foundation or any of its Subsidiaries to purchase or lease any material portion of such Foundation Real Property (other than extension rights in the lease or sublease agreements to which Foundation or any of its Subsidiaries is a party and other than such options or rights granted in the ordinary course of business), or an interest therein other than those which would constitute Permitted Liens;

(iii) there are no Leases or other Contracts granting to any Person (other than Foundation or any of its Subsidiaries) the right of use or occupancy of any material portion of any Foundation Real Property, other than those granted or incurred in the ordinary course of business, that do not, in the aggregate, interfere in any material respect with the ordinary conduct of the business of Foundation or its Subsidiaries at the Foundation Real Property affected thereby;

(iv) all buildings, structures, fixtures, building systems and equipment included in the Foundation Real Property (the “Foundation Improvements”) are in good condition and repair in all material respects, subject to reasonable wear and tear, and, to the knowledge of Foundation, there are no facts or conditions affecting any of the Foundation Improvements that would materially and adversely interfere with the use or occupancy of the Foundation Improvements or any portion thereof in the operation of the business of Foundation and its Subsidiaries as presently conducted thereon;

(v) to the knowledge of Foundation, the present use of the Foundation Real Property (including the Foundation Improvements) is, and the Foundation Improvements themselves are, in substantial conformity with all recorded deeds, restrictions of record and other agreements affecting such Foundation Real Property, and to the knowledge of Foundation there are no material violations thereof;

(vi) to the knowledge of Foundation, there are no currently proposed or pending assessments affecting the Foundation Real Property, whether for public improvements or otherwise;

(vii) there are no outstanding Contracts or other obligations (including options) entered into by Foundation or any of its Subsidiaries for the sale, exchange, encumbrance or transfer of any of the Foundation Real Property, or any portion of it, that are material to Foundation and its Subsidiaries taken as a whole; and

(viii) with respect to each Foundation Real Property on which significant surface Foundation Improvements are located, there are no rights or claims of parties in possession not shown by the public records, encroachments, overlaps, boundary line disputes or other matters which would be disclosed by an accurate survey or inspection of the premises except as could not reasonably be expected to have, individually or in the aggregate, a Foundation Material Adverse Effect.

(d) The parcels constituting the Foundation Owned Real Property are assessed separately from all other adjacent property not constituting Foundation Owned Real Property for purposes of real property Taxes, and each of the parcels of Foundation Owned Real Property complies with all applicable assessment requirements, without reliance on property not constituting Foundation Owned Real Property.

(e) To the knowledge of Foundation, the coal reserves currently mined by Foundation and its Subsidiaries that are owned or leased by any of them are not subject to the mining rights of any other Person with respect to such coal reserves and none of Foundation or its Subsidiaries has received a notice of claim to such effect, and Foundation has sufficient rights to access and mine such coal reserves.

(f) Foundation and its Subsidiaries are in possession of and have good and marketable title to, or have valid leasehold interests in, all tangible personal property used in the business of Foundation and its Subsidiaries. All such tangible personal property is owned by Foundation or one of its Subsidiaries, free and clear of all Liens other than Permitted Liens, or, to the knowledge of Foundation, is leased under a valid and subsisting lease and, in each case, is in good working order and condition, ordinary wear and tear excepted.

Section 3.17  Material Contracts.

(a) Section 3.17(a) of the Foundation Disclosure Schedule lists, and Foundation has made available to Alpha prior to the date of this Agreement, true, correct and complete copies of, any of the following Contracts to which Foundation or any of its Subsidiaries is a party or by which Foundation, any of its Subsidiaries or any of their respective assets is bound, as of the date hereof:

(i) that would be required to be filed by Foundation or Foundation Holdings Subsidiary as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act or disclosed by Foundation or Foundation Holdings Subsidiary on a Current Report on Form 8-K;

(ii) that contains covenants that limit the ability of Foundation or any of its Subsidiaries (or which, following the consummation of the Merger, could restrict the ability of the Surviving Corporation or any of its Affiliates) to compete in any business or with any person or in any geographic area or distribution or sales channel, or to sell, supply or distribute any service or product, in each case, that could reasonably be expected to be material to the business of Foundation and its Subsidiaries, taken as a whole;

(iii) that relates to a joint venture, partnership, limited liability company or other similar agreement or arrangement relating to the formation, creation, operation or control of any partnership or joint venture or similar entity or arrangement (other than any partnership or limited liability company operating agreement of a direct or indirect wholly-owned Subsidiary of Foundation) or pursuant to which Foundation or any of its Subsidiaries has an obligation (contingent or otherwise) to make a material investment in or material extension of credit to any Person;

(iv) that involves any exchange traded, over-the-counter or other swap, cap, floor, collar, futures contract, forward contract, option or any other derivative financial instrument or contract, based on any commodity, security, instrument, asset, rate or index of any kind or nature whatsoever, whether tangible or intangible, including commodities, emissions allowances, renewable energy credits, currencies, interest rates, foreign currency and other indices, in each case, that is material to the business of Foundation and its Subsidiaries, taken as a whole;

(v) that relates to (A) Indebtedness under which Foundation and/or any of its Subsidiaries has outstanding obligations in excess of $10,000,000 or (B) conditional or similar sale arrangements in connection with which the aggregate actual or contingent obligations of Foundation and its Subsidiaries under such Contract are greater than $10,000,000;

(vi) under which (A) to the knowledge of Foundation, any Person has directly or indirectly guaranteed any liabilities or obligations of Foundation or its Subsidiaries (other than any such guarantees by Foundation or its Subsidiaries), in case of each such liability or obligation, in an amount in excess of

$5,000,000, or (B) Foundation or any of its Subsidiaries has directly or indirectly guaranteed any liabilities or obligations of any other Person (other than Foundation or any of its Subsidiaries);

(vii) for the purchase and sale of coal under which (x) the aggregate amounts to be paid by Foundation and its Subsidiaries over the remaining term of such Contract would reasonably be expected to exceed $50,000,000 in any twelve-month period or (y) the aggregate amounts to be received by Foundation and its Subsidiaries over the remaining term of such Contract would reasonably be expected to exceed $50,000,000 in any twelve-month period;

(viii) under which (x) the aggregate amounts to be paid by Foundation and its Subsidiaries over the remaining term of such Contract would reasonably be expected to exceed $10,000,000 in any twelve-month period or (y) the aggregate amounts to be received by Foundation and its Subsidiaries over the remaining term of such Contract would reasonably be expected to exceed $10,000,000 in any twelve-month period, in each case, other than (1) the Foundation Material Contracts described in Section 3.17(a)(iv) or 3.17(a)(vii) and (2) purchase orders for the purchase of goods or services in the ordinary course of business;

(ix) that relates to a Foundation Interested Party Transaction;

(x) that relates to the ownership, lease or use of space at Foundation’s headquarters in Linthicum Heights, Maryland; or

(xi) that would or would reasonably be expected to prevent or materially delay Foundation’s ability to consummate the Merger or the other transactions contemplated by this Agreement.

Each Contract of the type described in clauses (i) through (xi) is referred to herein as a “Foundation Material Contract.”

(b) Each Foundation Material Contract is valid and binding on Foundation and any Subsidiary of Foundation that is a party thereto and, to the knowledge of Foundation, each other party thereto and is in full force and effect. There is no default under any Foundation Material Contract by Foundation or any of its Subsidiaries or, to the knowledge of Foundation, by any other party, and no event has occurred that with the lapse of time or the giving of notice or both would constitute a default thereunder by Foundation or any of its Subsidiaries or, to the knowledge of Foundation, by any other party, in each case except as would not have or reasonably be expected to have, individually or in the aggregate, a Foundation Material Adverse Effect.

(c) Neither Foundation nor any of its Subsidiaries is party to any Contract that prohibits Foundation from providing to Alpha the information described in Section 5.3(c).

Section 3.18  Insurance.  Foundation and its Subsidiaries are covered by valid and currently effective insurance policies issued in favor of Foundation and its Subsidiaries that are customary and adequate for companies of similar size in the industries and locales in which Foundation and its Subsidiaries operate. Section 3.18 of the Foundation Disclosure Schedule sets forth, as of the date hereof, a true, correct and complete list of all material insurance policies issued in favor of Foundation, or pursuant to which Foundation or any of its Subsidiaries is a named insured or otherwise a beneficiary, as well as any historic incurrence-based policies still in force. With respect to each such insurance policy, (i) the policy is in full force and effect and all premiums due thereon have been paid, (ii) Foundation is not in breach or default, and neither Foundation nor any of its Subsidiaries has taken any action or failed to take any action which with notice or the lapse of time would constitute such a breach or default, or permit termination or modification of, any such policy, and (iii) to the knowledge of Foundation, no insurer on any such policy has been declared insolvent or placed in receivership, conservatorship or liquidation, and no notice of cancellation or termination has been received with respect to any such policy.

Section 3.19  Suppliers and Customers.  Section 3.19 of the Foundation Disclosure Schedule sets forth the names of the 10 largest customers of Foundation and its Subsidiaries (as measured by revenue for the twelve-month period ended on the Balance Sheet Date) and the 10 largest suppliers of Foundation and its Subsidiaries (as measured by aggregate cost of items or services purchased for the twelve-month period ended on the Balance Sheet Date). To the knowledge of Foundation, neither Foundation nor any of its Subsidiaries

(a) has been notified in writing of any dispute with any such customer or supplier or (b) has been notified in writing by any such customer or supplier that it intends or is threatening to terminate or otherwise adversely alter the terms of its business with Foundation or any of its Subsidiaries.

Section 3.20  Questionable Payments.  Neither Foundation nor any of its Subsidiaries (nor, to the knowledge of Foundation, any of their respective directors, executives, representatives, agents or employees) (a) has used or is using any corporate funds for any illegal contributions, gifts, entertainment or other unlawful expenses relating to political activity, (b) has used or is using any corporate funds for any direct or indirect unlawful payments to any foreign or domestic government officials or employees, (c) has violated or is violating any provision of the Foreign Corrupt Practices Act of 1977, as amended, (d) has established or maintained, or is maintaining, any unlawful fund of corporate monies or other properties, or (e) has made any bribe, unlawful rebate, payoff, influence payment, kickback or other unlawful payment of any nature.

Section 3.21  Interested Party Transactions.  No event has occurred since December 31, 2008 that would be required to be reported by Foundation pursuant to Item 404(a) of Regulation S-K promulgated by the SEC under the Securities Act (a “Foundation Interested Party Transaction”).

Section 3.22  Required Vote of Foundation Stockholders.  The only vote of the holders of securities of Foundation required by the Foundation Certificate of Incorporation, the Foundation Bylaws, by Law or otherwise to complete the Merger is the adoption of the “agreement of merger” (as such term is used in Section 251 of the DGCL) contained in this Agreement by the affirmative vote of the holders of not less than a majority of the outstanding Shares, voting together as a single class. The adoption of the “agreement of merger” (as such term is used in Section 251 of the DGCL) contained in this Agreement by the vote described in the previous sentence is referred to as the “Foundation Stockholder Approval.”

Section 3.23  Takeover Laws, Etc.

(a) The Foundation Board has unanimously approved this Agreement and the transactions contemplated hereby as required to render inapplicable to this Agreement and such transactions the restrictions on “business combinations” set forth in Section 203 of the DGCL or any other “moratorium,” “control share,” “fair price,” “takeover” or “interested stockholder” Law (any such laws, “Takeover Laws”), which approval has not, except upon the termination of this Agreement, been subsequently rescinded, modified or withdrawn in any way.

(b) All waivers of standstills that Foundation has granted, on or before the date hereof, to any Person who signed such standstill in connection with its consideration of a possible Foundation Acquisition Proposal have expired or been revoked.

Section 3.24  Opinion of Financial Advisor.  Prior to the execution of this Agreement, Barclays Capital Inc. (the “Foundation Financial Advisor”) has delivered to the Foundation Board its written opinion, dated the date of this Agreement, to the effect that, as of such date and based upon and subject to the matters set forth therein, the Exchange Ratio to be received by holders of Shares in the Merger is fair, from a financial point of view, to such holders. Promptly following receipt of the opinion by the Foundation Board, a true, correct and complete copy of the opinion was delivered to Alpha for informational purposes only.

Section 3.25  Brokers; Certain Fees.  No broker, finder or investment banker is or will be entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by and on behalf of Foundation or any of its Subsidiaries, except as provided in the letter agreement between Foundation and the Foundation Financial Advisor relating to the Merger, a complete and correct copy of which was delivered to Alpha prior to the date of this Agreement.

Section 3.26  Foundation Loan Agreement Amendment.  As of the date hereof, Foundation has delivered to Alpha a true and complete copy of the commitment letter, dated as of May 11, 2009, by and among Foundation, Foundation PA Subsidiary, Alpha and the lenders set forth on Section 3.26 of the Foundation Disclosure Schedule, pursuant to which such parties have agreed, subject to the terms and conditions set forth therein, to amend the Credit Agreement, dated as of July 30, 2004, as amended and restated as of July 7, 2006 (as amended prior to the date hereof), by and among Foundation Holdings Subsidiary, Foundation PA Subsidiary, the Administrative Agent and the other institutions from time to time party thereto (the

“Foundation Loan Agreement”) in the form set forth as an attachment to such letter (such amendment, the “Foundation Loan Agreement Amendment”). As of the date of this Agreement, such commitment letter has not been amended or modified or, to the knowledge of Foundation, withdrawn or rescinded or, excepted as provided therein, qualified or conditioned in any respect.

Section 3.27  No Other Representations; Disclaimer.

(a) Except for the representations and warranties made by Foundation in this Agreement, neither Foundation nor any other Person makes any express or implied representation or warranty with respect to Foundation or its Subsidiaries or their respective business, operations, assets, liabilities, condition (financial or otherwise) or prospects, and Foundation hereby disclaims any such other representations or warranties, including any representation or warranty regarding merchantability or fitness for a particular purpose. In particular, without limiting the foregoing disclaimer, except for the representations and warranties made by Foundation in this Agreement, neither Foundation nor any other Person makes or has made any representation or warranty to Alpha or any of its Affiliates or representatives with respect to (i) any financial projection, forecast, estimate, budget or prospect information relating to Foundation, any of its Subsidiaries or their respective businesses, or (ii) any oral or written information presented to Alpha or any of its Affiliates or representatives in the course of their due diligence investigation of Foundation, the negotiation of this Agreement or in the course of the transactions contemplated hereby.

(b) Notwithstanding anything contained in this Agreement to the contrary, Foundation acknowledges and agrees that neither Alpha nor any other Person has made or is making any representations or warranties whatsoever, express or implied, beyond those expressly given by Alpha in this Agreement, including any implied representation or warranty as to the accuracy or completeness of any information regarding Alpha furnished or made available to Foundation, or any of its representatives or any representation or warranty regarding merchantability or fitness for a particular purpose. Without limiting the generality of the foregoing, Foundation acknowledges that, except for the representations and warranties made by Alpha in this Agreement, no representations or warranties are made by Alpha or any other Person with respect to any projections, forecasts, estimates, budgets or prospect information that may have been made available to Foundation or any of its representatives.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF ALPHA

Except (a) as disclosed in the correspondingly numbered section of the disclosure letter dated the date of this Agreement and delivered by Alpha to Foundation with respect to this Agreement immediately prior to the execution of this Agreement (the “Alpha Disclosure Schedule”) (provided, however, that a matter disclosed in the Alpha Disclosure Schedule with respect to one representation or warranty shall also be deemed to be disclosed with respect to each other representation or warranty to the extent it is reasonably apparent from the text of such disclosure that such disclosure applies to or qualifies such other representation or warranty) or (b) as disclosed in Alpha’s Annual Report on Form 10-K for the year ended December 31, 2008 filed with the SEC on February 27, 2009 and any Quarterly Report on Form 10-Q filed with the SEC thereafter, and in each case publicly available prior to the date of this Agreement (collectively, the “Filed Alpha SEC Documents”), excluding any forward looking disclosures set forth in any “risk factor” section or under the heading “Forward-Looking Statements” or any similar sections containing disclaimers or cautionary forward looking disclosure in any of such Filed Alpha SEC Documents, provided that in no event shall any disclosure in any Filed Alpha SEC Documents qualify or limit the representations and warranties of Alpha set forth in Sections 4.2, 4.3, 4.5(a), 4.5(c), 4.7, 4.22, 4.23, 4.24, 4.25 or 4.26 of this Agreement, Alpha represents and warrants to Foundation as follows:

Section 4.1  Organization and Qualification.

(a) Alpha is a duly organized and validly existing corporation in good standing under the laws of the State of Delaware, with all requisite corporate power and authority to own its properties and conduct its business as currently conducted. Each Significant Subsidiary of Alpha is a duly organized and validly existing entity in good standing (where applicable) under the Laws of its jurisdiction of organization, with all requisite entity power and authority to own its properties and conduct its business as currently conducted. Alpha and each Subsidiary is duly qualified and in good standing as a foreign corporation or entity authorized to do business in each of the jurisdictions in which the character of the properties owned or held under lease by it or the nature of the business transacted by it makes such qualification necessary, except as would not have or reasonably be expected to have, individually or in the aggregate, an Alpha Material Adverse Effect.

(b) Alpha has heretofore made available to Foundation true, correct and complete copies of the restated certificate of incorporation and bylaws of Alpha as in effect on the date hereof, including all amendments thereto (respectively, the “Alpha Certificate of Incorporation” and “Alpha Bylaws”).

Section 4.2  Capitalization.

(a) The authorized capital stock of Alpha consists of (i) (A) as of the date hereof, 100,000,000 shares of Alpha Common Stock and (B) if Alpha’s stockholders approve an amendment to the Alpha Certificate of Incorporation to increase the number of shares of Alpha Common Stock from 100,000,000 to 200,000,000 (the “Authorized Alpha Common Stock Increase”), as of the Closing Date, 200,000,000 shares of Alpha Common Stock; and (ii) 10,000,000 shares of preferred stock, par value $0.01 per share, of Alpha (the “Alpha Preferred Shares”), of which no Alpha Preferred Shares have been designated as to series. As of the close of business on the Capitalization Date, (i) 71,356,867 shares of Alpha Common Stock and no Alpha Preferred Shares were issued and outstanding, (ii) 106,895 shares of Alpha Common Stock and no Alpha Preferred Shares were held in Alpha’s treasury, and (iii) 4,445,482 shares of Alpha Common Stock and no Alpha Preferred Shares were issuable under the Alpha Plans. All of the outstanding shares of Alpha Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights.

(b) Section 4.2(b) of the Alpha Disclosure Schedule contains a true, correct and complete list, as of the Capitalization Date, of each outstanding option to purchase shares of Alpha Common Stock granted pursuant to an Alpha Plan (an “Alpha Stock Option”), Alpha Restricted Stock Unit and other equity-based award (including under any deferred compensation plan or arrangement) outstanding, the number of shares of Alpha Common Stock issuable thereunder or to which such award pertains, the expiration date, and the exercise or conversion price, if applicable, related thereto and, if applicable, the Alpha Plan pursuant to which each such Alpha Stock Option, Alpha Restricted Stock Unit or other equity-based award was granted. Since the Capitalization Date, Alpha has not issued any shares of Alpha Common Stock (other than the issuance of Alpha Common Stock permitted by Section 5.2 or upon the exercise of Alpha Stock Options or Alpha Restricted Stock Units outstanding on the Capitalization Date in accordance with their terms), has not granted any other Alpha Securities or entered into any other agreements or commitments to issue any Alpha Securities, and has not split, combined or reclassified any shares of its capital stock.

(c) Except as set forth in Section 4.2(a) and except for the Alpha Stock Options and Alpha Restricted Stock Units set forth in Section 4.2(b) of the Alpha Disclosure Schedule, there are no outstanding (i) securities of Alpha or any of its Subsidiaries convertible into or exchangeable for shares of capital stock, voting securities or other ownership interests in Alpha, (ii) options, restricted stock warrants, rights or other agreements or commitments to acquire from Alpha or any of its Subsidiaries, or obligations of Alpha or any of its Subsidiaries to issue, any capital stock, voting securities or other ownership interests in (or securities convertible into or exchangeable for capital stock, voting securities or other ownership interests in) Alpha, or bonds, debentures, notes or other evidences of Indebtedness having the right to vote on any matters on which stockholders of Alpha may vote, (iii) obligations (contingent or otherwise) of Alpha or any of its Subsidiaries to grant, extend or enter into any subscription, warrant, right, convertible or exchangeable security or other similar agreement or commitment relating to any capital stock, voting securities or other ownership interests in Alpha (the items in clauses (i), (ii) and (iii), together with the capital stock of Alpha, being referred to collectively as “Alpha Securities”), or (iv) obligations (contingent or otherwise) of Alpha or any of its Subsidiaries to make any payments directly or indirectly based (in whole or in part) on the price or value of any Alpha Securities. There are no outstanding obligations, commitments or arrangements, contingent or otherwise, of Alpha or any of its Subsidiaries to purchase, redeem or otherwise acquire any Alpha Securities.

There are no voting trusts or other agreements or understandings to which Alpha or any of its Subsidiaries is a party with respect to the voting of capital stock or other voting securities of Alpha.

(d) Section 4.2(d) of the Alpha Disclosure Schedule sets forth a complete and accurate list of the Subsidiaries of Alpha. Alpha, alone or together with one or more of its Subsidiaries, is the record and beneficial owner of all the equity interests of each of its Subsidiaries, in each case free and clear of any Lien. With respect to each Subsidiary of Alpha, there are no outstanding (i) securities of Alpha or any of its Subsidiaries convertible into or exchangeable for shares of capital stock, voting securities or other ownership interests in any Subsidiary of Alpha, (ii) options, restricted stock, warrants, rights or other agreements or commitments to acquire from Alpha or any of its Subsidiaries, or obligations of Alpha or any of its Subsidiaries to issue, any capital stock, voting securities or other ownership interests in (or securities convertible into or exchangeable for capital stock, voting securities or other ownership interests in) any Subsidiary of Alpha, (iii) obligations of Alpha or any of its Subsidiaries to grant, extend or enter into any subscription, warrant, right, convertible or exchangeable security or other similar agreement or commitment relating to any capital stock, voting securities or other ownership interests in any Subsidiary of Alpha (the items in clauses (i), (ii) and (iii), together with the capital stock or other equity interests of such Subsidiaries, being referred to collectively as “Alpha Subsidiary Securities”), or (iv) obligations of Alpha or any of its Subsidiaries to make any payment directly or indirectly based (in whole or in part) on the price or value of any Alpha Subsidiary Securities. There are no outstanding obligations, contingent or otherwise, of Alpha or any of its Subsidiaries to purchase, redeem or otherwise acquire any outstanding Alpha Subsidiary Securities. There are no voting trusts or other agreements or understandings to which Alpha or any of its Subsidiaries is a party with respect to the voting of capital stock or other voting securities of any Subsidiary of Alpha. Prior to the date hereof, Alpha has made available to Foundation complete and accurate copies of the charter and bylaws or other organizational documents of each Significant Subsidiary of Alpha.

(e) Alpha does not control, directly or indirectly, or have any direct or indirect equity participation or similar interest in any entity which is not a Subsidiary of Alpha, other than securities in a publicly traded company held for investment by Alpha or any of its Subsidiaries and consisting of less than 5% of the applicable class of the outstanding capital stock of such company.

Section 4.3  Authority for this Agreement; Alpha Board Action.

(a) Alpha has all necessary corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby to which Alpha is a party. The execution and delivery of this Agreement by Alpha and the consummation by Alpha of the transactions contemplated hereby have been duly and validly authorized by the Alpha Board, including the adoption by the Alpha Board of the “agreement of merger” (as such term is used in Section 251 of the DGCL) contained in this Agreement, and no other corporate proceedings on the part of Alpha are necessary to authorize this Agreement or to consummate the transactions contemplated hereby, other than, with respect to completion of the Merger, the adoption of the “agreement of merger” (as such term is used in Section 251 of the DGCL) contained in this Agreement by the Alpha Stockholder Approval prior to the consummation of the Merger and the filing of the Certificate of Merger with the Secretary of State as required by the DGCL. This Agreement has been duly and validly executed and delivered by Alpha and, assuming due authorization, execution and delivery by Foundation, constitutes a legal, valid and binding obligation of Alpha, enforceable against Alpha in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

(b) The Alpha Board (at a meeting or meetings duly called and held) has by the unanimous approval of those directors in attendance (i) determined that this Agreement and the transactions contemplated hereby, including the Merger, are advisable and fair to, and in the best interests of, Alpha and its stockholders, (ii) adopted and approved this Agreement and the transactions contemplated hereby, including the “agreement of merger” (as such term is used in Section 251 of the DGCL) contained in this Agreement, (iii) subject to the last sentence of Section 5.6(b), directed that the “agreement of merger” (as such term is used in Section 251 of the DGCL) contained in this Agreement be submitted to the stockholders of Alpha for adoption and (iv) subject to Sections 5.4(d) and (e), resolved to recommend the adoption of the “agreement of merger” (as such term is used in Section 251 of the DGCL) contained in this Agreement by the stockholders of Alpha (the “Alpha Board Recommendation”), which actions and resolutions, subject to Sections 5.4(d) and (e), have not been subsequently rescinded, modified or withdrawn in any way.

Section 4.4  Consents and Approvals; No Violation.

(a) Neither the execution and delivery of this Agreement by Alpha nor the consummation of the transactions contemplated hereby will (i) violate or conflict with or result in any breach of any provision of the Alpha Certificate of Incorporation or the Alpha Bylaws, (ii) assuming all consents, approvals and authorizations contemplated by clauses (i) through (iv) of Section 4.4(b) have been obtained, and all filings described in such clauses have been made, conflict with or violate any Law applicable to Alpha or any of its Subsidiaries or by which any of their respective assets are bound, (iii) violate, conflict with or result in a breach of, or require any consent, waiver or approval under, or result in a default or give rise to any right of termination, cancellation, modification or acceleration (or an event that, with the giving of notice, the passage of time or otherwise, would constitute a default or give rise to any such right) under, any of the terms, conditions or provisions of any Contract to which Alpha or any of its Subsidiaries is a party or by which Alpha or any of its Subsidiaries or any of their respective assets are bound, or (iv) result (or, with the giving of notice, the passage of time or otherwise, would result) in the creation or imposition of any Lien on any asset of Alpha or any of its Subsidiaries, except in the case of clauses (ii), (iii) and (iv), as would not have or reasonably be expected to have, individually or in the aggregate, an Alpha Material Adverse Effect.

(b) The execution, delivery and performance of this Agreement by Alpha and the consummation of the transactions contemplated hereby do not and will not require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity, except (i) the pre-merger notification requirements under the HSR Act, (ii) the filing with the SEC of (x) the Joint Proxy Statement, and (y) such other reports and filings as are required under the Exchange Act and the rules and regulations promulgated thereunder, (iii) the filing of the Certificate of Merger with the Secretary of State required by the DGCL, (iv) such governmental consents, qualifications or filings as are customarily obtained or made in connection with the transfer of interests or the change of control of ownership in coal mining properties, including notices and consents relating to or in connection with mining, reclamation and environmental Permits, in each case under the applicable Laws of West Virginia, Pennsylvania, Virginia or Kentucky, and (v) any such consent, approval, authorization, permit, filing, or notification the failure of which to make or obtain would not have or reasonably be expected to have, individually or in the aggregate, an Alpha Material Adverse Effect.

Section 4.5  Reports; Financial Statements.

(a) Each of Alpha and its Subsidiaries has timely filed or transmitted (as applicable) all forms, reports, statements and certifications required to be filed or transmitted by it with or to the SEC since January 1, 2006 (such documents filed or otherwise transmitted since January 1, 2006, the “Alpha SEC Reports”). As of their respective dates, or, if amended, as of the date of the last amendment prior to the date hereof, the Alpha SEC Reports complied as to form in all material respects with all applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act and, in each case, the rules and regulations of the SEC promulgated thereunder. None of the Alpha SEC Reports, including any financial statements or schedules included or incorporated by reference therein, at the time filed or transmitted (or, if amended or superseded by a subsequent filing, as of the date of the last such amendment or superseding filing prior to the date hereof), contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. No executive officer of Alpha or any of its Subsidiaries has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act with respect to any Alpha SEC Report. True, correct and complete copies of all Alpha SEC Reports filed or furnished prior to the date of this Agreement, whether or not required under applicable Law, have been furnished to Alpha or are publicly available in the Electronic Data Gathering, Analysis and Retrieval (EDGAR) database of the SEC. Prior to the date hereof, Alpha has made available to Foundation true, correct and complete copies of all substantive written correspondence between the SEC, on the one hand, and Alpha and its Subsidiaries, on the other hand, since January 1, 2006. As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC staff. To the knowledge of Alpha, as of the date of this Agreement, none of the Alpha SEC Reports is the subject of ongoing SEC review or outstanding SEC comment.

(b) Except for Alpha Natural Resources, LLC, none of Alpha’s Subsidiaries is, or since January 1, 2006 has been, required to file periodic reports with the SEC pursuant to the Exchange Act.

(c) All of Alpha’s Subsidiaries are consolidated for accounting purposes. The audited and unaudited consolidated financial statements (including the related notes thereto) of Alpha included (or incorporated by reference) (i) in Alpha’s Annual Report on Form 10-K for its fiscal year ended December 31, 2008 filed with the SEC prior to the date of this Agreement, as amended or supplemented by filings with the SEC made prior to the date of this Agreement (the “Alpha 2008 10-K”) and in Alpha’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2009 filed with the SEC prior to the date of this Agreement, as amended or supplemented by filings with the SEC made prior to the date of this Agreement and (ii) in Alpha SEC Reports filed or otherwise transmitted with or to the SEC related to periods ending after March 31, 2009, have been prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto) and fairly present in all material respects the consolidated financial position of Alpha and its Subsidiaries as of their respective dates, and the consolidated income, shareholders equity, results of operations and changes in consolidated financial position or cash flows for the periods presented therein; provided that unaudited interim financial statements may not contain footnotes required by GAAP and are subject to normal, recurring year-end adjustments that are not material in nature or amount.

(d) The records, systems, controls, data and information of Alpha and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of Alpha or its accountants (including all means of access thereto and therefrom), except for any nonexclusive ownership and nondirect control that has not had and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the system of internal accounting controls described below in this Section 4.5(d). Alpha has implemented and maintains a system of internal control over financial reporting (as required by Rule 13a-15(a) under the Exchange Act) that is designed to provide reasonable assurances regarding the reliability of financial reporting and the preparation of its consolidated financial statements for external purposes in accordance with GAAP, and such system of internal control over financial reporting is effective. Alpha (i) has implemented and maintains disclosure controls and procedures (as required by Rule 13a-15(a) of the Exchange Act) that are designed to ensure that information required to be disclosed by Alpha in the reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time frames specified by the SEC’s rules and forms (and such disclosure controls and procedures are effective) and (ii) has disclosed, based on its most recent evaluation of its system of internal control over financial reporting prior to the date of this Agreement, to Alpha’s outside auditors and the audit committee of the Alpha Board (A) any significant deficiencies and material weaknesses in the design or operation of its internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that would reasonably be expected to adversely affect Alpha’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in Alpha’s internal controls over financial reporting. Prior to the date hereof, a true, correct and complete summary of any such disclosures made to Alpha’s auditors and the audit committee of the Alpha Board has been provided to Foundation and is set forth as Section 4.5(d) of the Alpha Disclosure Schedule.

(e) Since January 1, 2006, (i) neither Alpha nor any of its Subsidiaries nor, to the knowledge of Alpha, any director, officer, employee, auditor, accountant or representative of Alpha or any of its Subsidiaries has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Alpha or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that Alpha or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (ii) no attorney representing Alpha or any of its Subsidiaries, whether or not employed by Alpha or any of its Subsidiaries, has reported evidence of a material violation of securities

Laws, breach of fiduciary duty or similar violation by Alpha or any of its Subsidiaries or any of their respective officers, directors, employees or agents to the Alpha Board or any committee thereof or to any director or officer of Alpha or any of its Subsidiaries.

(f) To the knowledge of Alpha, no employee of Alpha nor any of its Subsidiaries has provided or is providing information to any law enforcement agency regarding the commission or possible commission of any crime or the violation or possible violation of any applicable Law of the type described in Section 806 of the Sarbanes-Oxley Act by Alpha or any of its Subsidiaries. Neither Alpha or any of its Subsidiaries nor, to the knowledge of Alpha, any director, officer, employee, contractor, subcontractor or agent of Alpha or any of its Subsidiaries has discharged, demoted, suspended, threatened, harassed or in any other manner discriminated against an employee of Alpha or any of its Subsidiaries in the terms and conditions of employment because of any lawful act of such employee described in Section 806 of the Sarbanes-Oxley Act.

(g) Neither Alpha nor any of its Subsidiaries has any liabilities of any nature, whether accrued, absolute, fixed, contingent or otherwise, known or unknown, whether due or to become due and whether or not required to be recorded or reflected on a balance sheet under GAAP, other than liabilities (i) as and to the extent reflected or reserved against on the consolidated balance sheet of Alpha dated as of the Balance Sheet Date included in the Alpha 2008 10-K or in the notes thereto, (ii) incurred in the ordinary course of business consistent with past practice since the Balance Sheet Date, or (iii) that would not have or reasonably be expected to have, individually or in the aggregate, an Alpha Material Adverse Effect.

Section 4.6  Absence of Certain Changes.

(a) Since the Balance Sheet Date, Alpha and its Subsidiaries have conducted their business only in the ordinary course consistent with past practice, and neither Alpha nor any of its Subsidiaries has taken any action since the Balance Sheet Date that, if taken after the date of this Agreement without the prior written consent of Foundation, would constitute a breach of Section 5.2 (other than Sections 5.2(a), 5.2(b), 5.2(d) and 5.2(r)).

(b) Since the Balance Sheet Date, there has not been any change, effect, event or occurrence that has had, or would reasonably be expected to have, individually or in the aggregate, an Alpha Material Adverse Effect.

Section 4.7  Information Supplied; Joint Proxy Statement; Alpha Other Filings.

(a) None of the information supplied or to be supplied by or on behalf of Alpha for inclusion or incorporation by reference in (i) the Form S-4 will, at the time the Form S-4 becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading or (ii) the Joint Proxy Statement will, at the date it is first mailed to Alpha’s stockholders or at the time of the Alpha Special Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing provisions of this Section 4.7(a), no representation or warranty is made by Alpha with respect to information or statements made or incorporated by reference in the Form S-4 or the Joint Proxy Statement that were not supplied by or on behalf of Alpha.

(b) Any other report required to be filed by Alpha or any of its Subsidiaries with the SEC in connection with the Merger (the “Alpha Other Filings”), at the time of its filing with the SEC, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation or warranty is made by Alpha with respect to information supplied or to be supplied in writing by Foundation or any Affiliate of Foundation expressly for inclusion therein. At the time of its respective filing with the SEC and at the time any amendment or supplement thereto is filed with the SEC, the Joint Proxy Statement, the letter to stockholders and notice of meeting that will be provided to stockholders of Alpha in connection with the Merger and the Alpha Special Meeting (including any amendments or supplements) and the Alpha Other Filings will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations of the SEC promulgated thereunder.

Section 4.8  Employee Benefits Matters.

(a) Section 4.8(a) of the Alpha Disclosure Schedule contains a true, correct and complete list of all material Alpha Plans in effect on the date hereof. Prior to the date of this Agreement, Alpha has provided or made available to Foundation true, correct and complete copies as in effect on the date hereof of each of the following, to the extent requested by Foundation prior to the date hereof, as applicable, with respect to each such Alpha Plan: (i) the plan document or agreement or, with respect to any Alpha Plan that is not in writing, a description of the material terms thereof; (ii) any summary plan description required to be furnished to participants pursuant to ERISA; (iii) the most recent annual report, actuarial report and/or financial report, if any; (iv) all amendments or modifications to any such documents; (v) the most recent determination letter received from the Internal Revenue Service with respect to each Alpha Plan that is intended to be a “qualified plan” under Section 401 of the Code; and (vi) the most recent required Internal Revenue Service Form 5500, including all schedules thereto.

(b) Except as would not have or reasonably be expected to have, individually or in the aggregate, an Alpha Material Adverse Effect, with respect to each Alpha Plan, (i) all expenses, contributions, premiums or payments required to be made to, under or with respect to such Alpha Plan have been timely made and all amounts properly accrued to date or as of the Effective Time as liabilities of Alpha or any of its Subsidiaries which are not yet due have been properly recorded on the books of Alpha and, to the extent required by GAAP, adequate reserves are reflected on the financial statements of Alpha, (ii) each such Alpha Plan which is an “employee pension benefit plan” (as defined in Section 3(2) of ERISA) and intended to qualify under Section 401 of the Code has received a favorable determination letter from the Internal Revenue Service with respect to such qualification, and, to the knowledge of Alpha, nothing has occurred since the date of such letter that has affected, or would reasonably be expected to adversely affect, such qualification, (iii) with respect to any Alpha Plan maintained outside the United States, all applicable foreign qualifications or registration requirements have been satisfied in all material respects, except where any failure to comply would not result in any material liability to Alpha or its Subsidiaries, (iv) there are no Proceedings pending (other than routine claims for benefits) or, to the knowledge of Alpha, threatened or anticipated with respect to such Alpha Plan, any fiduciaries of such Alpha Plan with respect to their duties to any Alpha Plan, or against the assets of such Alpha Plan or any trust maintained in connection with such Alpha Plan, (v) such Alpha Plan has been operated and administered in compliance in all material respects with its terms and all applicable Laws and regulations, including ERISA and the Code, and (vi) there is not now, and to the knowledge of Alpha there are no existing circumstances that would reasonably be expected to give rise to, any requirement for the posting of security with respect to an Alpha Plan or the imposition of any pledge, lien, security interest or encumbrance on the assets of Alpha or any of its Subsidiaries or any of their respective ERISA Affiliates under ERISA or the Code, or similar Laws of foreign jurisdictions.

(c) Neither Alpha nor any of its Subsidiaries nor any ERISA Affiliate, that, together with Alpha or any of its Subsidiaries would be deemed to be a “single employer” within the meaning of Section 4001(b) of ERISA, (i) maintains or contributes to (A) any “employee benefit plan” within the meaning of Section 3(3) of ERISA that is subject to Section 302 or Title IV of ERISA or Section 412 of the Code or (B) a “multiemployer plan” within the meaning of Section 3(37) and 4001(a)(3) of ERISA or a “multiple employer plan” within the meaning of Sections 4063/4064 of ERISA or Section 413(c) of the Code, or (ii) has incurred or reasonably expects to incur any material liability pursuant to Title IV of ERISA (including any Controlled Group Liability), other than for premium payments to the Pension Benefit Guaranty Corporation. No Alpha Plan of Alpha, any of its Subsidiaries or any of their respective ERISA Affiliates has an “accumulated funding deficiency” (whether or not waived) within the meaning of Section 412 of the Code or Section 302 of ERISA. With respect to each Alpha Plan that is a “multiemployer plan,” no complete or partial withdrawal from such plan has been made by Alpha or any of its Subsidiaries that would reasonably be expected to result in a material liability to Alpha or any of its Subsidiaries.

(d) No deduction for federal income Tax purposes has been or is expected by Alpha to be disallowed for compensation paid by Alpha or any of its Subsidiaries by reason of Section 162(m) of the Code, including by reason of the transactions contemplated hereby.

(e) To the knowledge of Alpha, no Alpha Plan is under audit or is the subject of an investigation, in each case by the Internal Revenue Service, the U.S. Department of Labor, the Pension Benefit Guaranty Corporation, the SEC or any other Governmental Entity, nor is any such audit or investigation pending or threatened.

(f) Neither the execution or delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement will, either alone or in conjunction with any other event (whether contingent or otherwise), (i) result in any payment or benefit becoming due or payable, or required to be provided, to any director, employee or independent contractor of Alpha or any of its Subsidiaries, (ii) increase the amount or value of any benefit or compensation otherwise payable or required to be provided to any such director, employee or independent contractor, (iii) result in the acceleration of the time of payment, vesting or funding of any such benefit or compensation, or (iv) result in any amount failing to be deductible by reason of Section 280G of the Code.

(g) To the knowledge of Alpha, all options have been granted in compliance with the terms of the applicable Alpha Plans, with applicable Law, and with the applicable provisions of the Alpha Certificate of Incorporation or Alpha Bylaws as in effect at the applicable time, and all such options are accurately disclosed as required under applicable Law in the Alpha SEC Reports, including the financial statements contained therein or attached thereto (if amended or superseded by a filing with the SEC made prior to the date of this Agreement, as so amended or superseded). To the knowledge of Alpha, Alpha has not issued any options or any other similar equity awards pertaining to shares of Alpha Common Stock under any Alpha Plan with an exercise price that is less than the “fair market value” of the underlying shares of Alpha Common Stock on the date of grant, as determined for financial accounting purposes under GAAP.

(h) Each Alpha Plan that is a “nonqualified deferred compensation plan” within the meaning of Section 409A(d)(1) of the Code and any award thereunder, in each case that is subject to Section 409A of the Code, has been operated in compliance in all material respects with Section 409A of the Code since January 1, 2006, based upon a good faith, reasonable interpretation of (A) Section 409A of the Code and (B)(1) the regulations issued thereunder or (2) Internal Revenue Service Notice 2005-1.

Section 4.9  Employees.

(a) Neither Alpha nor any of its Subsidiaries is a party to or bound by any collective bargaining agreement or any labor union contract with respect to employees in the United States. There are no pending or, to the knowledge of Alpha, threatened, labor strikes, disputes, walkouts, work stoppages, slowdowns, or lockouts with respect to employees of Alpha or any of its Subsidiaries. No material labor grievance or arbitration demand or proceeding, or unfair labor practice charge or proceeding, whether or not filed pursuant to a collective bargaining agreement, has been filed, is pending or, to the knowledge of Alpha, is threatened against Alpha or its Subsidiaries.

(b) Except as would not have or reasonably be expected to have, individually or in the aggregate, an Alpha Material Adverse Effect, to the knowledge of Alpha, Alpha and each of its Subsidiaries are in compliance with all applicable local, state, federal and foreign Laws relating to labor and employment, including but not limited to Laws relating to discrimination, disability, labor relations, hours of work, payment of wages and overtime wages, pay equity, immigration, workers compensation, working conditions, employee scheduling, occupational safety and health, family and medical leave, and employee terminations. Except as would not have or reasonably be expected to have, individually or in the aggregate, an Alpha Material Adverse Effect, there are no complaints, lawsuits, arbitrations, administrative proceedings, or other Proceedings pending or, to the knowledge of Alpha, threatened against Alpha or any of its Subsidiaries brought by or on behalf of any applicant for employment, any current or former employee, any person alleging to be a current or former employee, any class of the foregoing, or any Governmental Entity, relating to any such Law or regulation, or alleging breach of any express or implied contract of employment, wrongful termination of employment, or alleging any other discriminatory, wrongful or tortuous conduct in connection with the employment relationship.

(c) Since February 1, 2009, neither Alpha nor any of its current Subsidiaries has incurred any liability or obligation which remains unsatisfied under the WARN or any state or local Laws regarding the termination or layoff of employees.

Section 4.10  Litigation.

(a) There is no Proceeding pending (or, to the knowledge of Alpha, threatened), nor, to the knowledge of Alpha, is any investigation by any Governmental Entity pending or threatened (other than any such Proceeding or governmental investigation that challenges or seeks to prohibit the execution, delivery or performance of this Agreement or any of the transactions contemplated hereby), to which Alpha or any of its Subsidiaries is a party or against Alpha or any of its Subsidiaries or any of its or their properties or assets that (i) involves an amount in controversy in excess of $2,000,000, (ii) seeks injunctive or other non-monetary relief, or (iii) would have or reasonably be expected to have, individually or in the aggregate, an Alpha Material Adverse Effect. As of the date hereof, there are no Proceedings pending or, to the knowledge of Alpha, threatened, nor, to the knowledge of Alpha, are there any investigations by any Governmental Entity pending or threatened, against Alpha or any of its Subsidiaries challenging or seeking to prohibit the execution, delivery or performance of this Agreement or any of the transactions contemplated hereby. Neither Alpha nor any of its Subsidiaries nor any of their respective properties or assets is subject to any outstanding order, writ, injunction or decree of any Governmental Entity, except as would not have or reasonably be expected to have, individually or in the aggregate, an Alpha Material Adverse Effect.

(b) Section 4.10(b) of Alpha Disclosure Schedule sets forth an accurate and complete list of each Proceeding or governmental investigation resolved or settled since January 1, 2008 and prior to the date of this Agreement and requiring payment by Alpha or any of its Subsidiaries in excess of $2,000,000 or involving the imposition on Alpha or any of its Subsidiaries of injunctive or other non-monetary relief.

(c) To the knowledge of Alpha, (i) no officer or director of Alpha or any of its Subsidiaries is a defendant in any Proceeding or governmental investigation in connection with his or her status as an officer or director of Alpha or any of its Subsidiaries, and (ii) no such Proceeding or governmental investigation is threatened in writing.

Section 4.11  Tax Matters.  Except as would not have or reasonably be expected to have, individually or in the aggregate, an Alpha Material Adverse Effect, (i) Alpha and each of its Subsidiaries has timely filed (taking into account extensions validly obtained) all returns and reports relating to Taxes required to be filed by applicable Law with respect to Alpha and each of its Subsidiaries, (ii) all such returns are true, correct and complete, (iii) Alpha and each of its Subsidiaries have timely paid all Taxes attributable to Alpha or any of its Subsidiaries that were due and payable, except, in the case of clauses (ii) and (iii) hereof, with respect to Taxes that are being contested in good faith by appropriate proceedings, (iv) Alpha has adequate reserves or has made adequate provision, in accordance with GAAP, in the consolidated financial statements included in the Alpha SEC Reports for the payment of all Taxes for which Alpha or any of its Subsidiaries may be liable for the periods covered thereby, (v) there is no audit, investigation, claim or assessment in respect of Taxes pending or, to the knowledge of Alpha, threatened in writing against Alpha or any of its Subsidiaries, (vi) there are no agreements or arrangements in effect to extend the period of limitations for the assessment or collection of any Tax for which Alpha or any of its Subsidiaries may be liable, and there is no currently effective “closing agreement” pursuant to Section 7121 of the Code (or any similar provision of foreign, state or local Law), (vii) there is no obligation of Alpha or any of its Subsidiaries to contribute to the payment of any Tax liability (or any amount calculated with reference thereto) of any Person (other than Alpha or its Subsidiaries), including under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign law), as transferee or successor, by Contract or otherwise (other than pursuant to customary agreements to indemnify lenders or indemnity provisions in agreements relating to the acquisition or disposition of assets), (viii) no claim has been made since January 1, 2006 by any Governmental Entity in a jurisdiction where either Alpha or any of its Subsidiaries has not filed Tax returns that Alpha or any Subsidiary is or may be subject to taxation by that jurisdiction, (ix) neither Alpha nor any of its Subsidiaries has engaged in a “listed transaction” (as defined in Treasury Regulation Section 1.6011-4), and (x) Alpha and each of its Subsidiaries have withheld from payments to their employees, independent contractors, creditors, stockholders and any other applicable person (and timely paid to the appropriate Governmental Entity) proper and accurate amounts in compliance with all applicable Tax withholding provisions of any Governmental Entity for all periods through the date of this Agreement, except with respect to amounts that are being contested in good faith by appropriate proceedings, and have complied in all material respects with all applicable Laws relating to information reporting.

Section 4.12  Compliance with Law.  Except as would not have or reasonably be expected to have, individually or in the aggregate, an Alpha Material Adverse Effect, Alpha and each of its Subsidiaries is and has been since January 1, 2006 in compliance with all Laws applicable to the conduct of the business of Alpha or any of its Subsidiaries or by which any assets of Alpha or any of its Subsidiaries are bound or affected.

Section 4.13  Alpha Permits; Alpha Surety Bonds.

(a) Except as would not have or reasonably be expected to have, individually or in the aggregate, an Alpha Material Adverse Effect:

(i) Alpha and its Subsidiaries have all Permits required under applicable Laws to own, lease, develop or operate their real properties and assets or to conduct their businesses as conducted on the date hereof (including Permits relating to underground mining, surface mining, highwall mining and auger mining, processing, sale or transporting of coal and coal byproducts, or activities defined under the Surface Mining Control and Reclamation Act of 1977, as amended, as “surface coal mining operations”) (collectively, the “Alpha Permits”) and each Alpha Permit is in full force and effect;

(ii) each of Alpha and its Subsidiaries is and has been in compliance with the terms and conditions of the Alpha Permits; and

(iii) neither Alpha nor any of its Subsidiaries has received any written notice from any Governmental Entity threatening to suspend, revoke, withdraw, modify in any adverse respect or limit any of the Alpha Permits and, to the knowledge of Alpha, there are no circumstances or conditions providing grounds for any suspension, revocation, withdrawal, adverse modification or limitation on any of the Alpha Permits.

(b) Neither Alpha nor any of its Subsidiaries has been notified by the Federal Office of Surface Mining or the agency of any state administering the Surface Mining Control and Reclamation Act of 1977, as amended (or any comparable state statute) that it is (A) ineligible to receive additional surface mining Permits or (B) under investigation to determine whether its eligibility to receive such Permits should be “permit blocked.”

(c) Except as would not have or reasonably be expected to have, individually or in the aggregate, an Alpha Material Adverse Effect:

(i) there are no applications for new Permits (for the avoidance of doubt, not including amendments, renewals, extensions or other modifications of existing Alpha Permits) other than those set forth in Section 4.13(c) of the Alpha Disclosure Schedule (the “Alpha Permit Applications”);

(ii) each of the Alpha Permit Applications has been made in accordance with applicable Laws, subject to such changes as may be requested by a Governmental Entity as part of the permit review process; and

(iii) except for changes requested by a Governmental Entity as part of the permit review process, which changes can be readily implemented by Alpha or its Subsidiary, neither Alpha nor any of its Subsidiaries has received any written notice from any Governmental Entity indicating that any of the Alpha Permit Applications will not be granted.

(d) Except as would not have or reasonably be expected to have, individually or in the aggregate, an Alpha Material Adverse Effect, Alpha and its Subsidiaries have posted all Surety Bonds required to be posted in connection with their operations and pursuant to the Alpha Permits. All Surety Bonds posted by each of Alpha and its Subsidiaries in connection with its respective operations are defined as the “Alpha Surety Bonds.” Except as would not have or reasonably be expected to have, individually or in the aggregate, an

Alpha Material Adverse Effect, each of Alpha and its Subsidiaries is in compliance with all Alpha Surety Bonds applicable to it.

(e) Without limiting the generality of the foregoing, the operation of the coal mining and processing operations of Alpha and its Subsidiaries and the state of reclamation with respect to each of their Alpha Permits is “current” with respect to the reclamation obligations required by the Alpha Permits and otherwise are in compliance with the Alpha Permits and all applicable mining, reclamation and other similar Laws, except as would not have or reasonably be expected to have, individually or in the aggregate, an Alpha Material Adverse Effect.

Section 4.14  Environmental Matters.

(a) Except as would not have or reasonably be expected to have, individually or in the aggregate, an Alpha Material Adverse Effect:

(i) each of Alpha and its Subsidiaries (x) is and has been in compliance with applicable Environmental Laws and (y) holds and is and has been in compliance with all Permits required under Environmental Laws for the conduct of its business and activities as currently conducted (the “Alpha Environmental Permits”); and

(ii) all Alpha Environmental Permits were validly issued and are in full force and effect, and all applications, notices or other documents have been timely filed to effect timely renewal, issuance or reissuance of such Alpha Environmental Permits.

(b) Neither Alpha nor any of its Subsidiaries has been or is presently the subject of any Environmental Claim, and no Environmental Claim is pending or, to the knowledge of Alpha, threatened against Alpha or any of its Subsidiaries or against any Person whose liability for the Environmental Claim was or may have been retained or assumed by Contract or by operation of Law or pursuant to any order by Alpha or any of its Subsidiaries, except for any such Environmental Claims that would not have or reasonably be expected to have, individually or in the aggregate, an Alpha Material Adverse Effect.

(c) No Hazardous Materials are present at, on, under or are emanating from any properties or facilities currently leased, operated or used or, to the knowledge of Alpha, previously owned, leased, operated or used, in circumstances that would reasonably be expected to form the basis for a material Environmental Claim against, or a requirement for investigation pursuant to applicable Environmental Law by, Alpha or any of its Subsidiaries.

(d) To the knowledge of Alpha, no property presently owned, leased or operated by Alpha or any of its Subsidiaries contains any landfills, surface impoundments, disposal areas, underground storage tanks, aboveground storage tanks, asbestos or asbestos- containing material, polychlorinated biphenyls or radioactive materials and no such property is listed or proposed for listing on the National Priorities List or any similar list issued by a Governmental Entity of sites where material remedial action is or may be necessary.

(e) Neither Alpha nor its Subsidiaries has Released, disposed of, or arranged to dispose of, any Hazardous Materials in a manner, or to a location, that would reasonably be expected to result in a material Environmental Claim.

(f) No material Lien imposed by any Governmental Entity having jurisdiction pursuant to any Environmental Law is currently outstanding as to any assets owned, leased or operated by Alpha or any of its Subsidiaries.

(g) Except for Alpha Surety Bonds posted in the ordinary course of business and the surety agreements related thereto, no financial assurance obligation is in force as to any property or facility owned, leased or operated by Alpha or any of its Subsidiaries, except for such financial assurance obligations which would not have or reasonably be expected to have, individually or in the aggregate, an Alpha Material Adverse Effect.

(h) Alpha and its Subsidiaries have no obligation or liability by Contract relating to or arising under Environmental Law, except for such obligations or liabilities which would not have or reasonably be expected to have, individually or in the aggregate, an Alpha Material Adverse Effect.

Section 4.15  Intellectual Property.

(a) Alpha and its Subsidiaries own or possess, or are validly licensed or otherwise have the right to obtain ownership or possession and to currently use, all Intellectual Property Rights used in or reasonably necessary for the conduct of the business of Alpha or any of its Subsidiaries (the “Alpha Intellectual Property”).

(b) Except as would not have or reasonably be expected to have, individually or in the aggregate, an Alpha Material Adverse Effect, (i) Alpha has received no third-party written claim of invalidity or conflicting ownership rights with respect to any Alpha Intellectual Property owned by Alpha or by a Subsidiary of Alpha (“Alpha Owned Intellectual Property”) and no such Alpha Owned Intellectual Property is the subject of any pending or, to the knowledge of Alpha, threatened interference, opposition or other Proceeding, (ii) no Person has given written notice to Alpha or any Subsidiary of Alpha that the use of any Alpha Intellectual Property by Alpha, any Subsidiary of Alpha or any licensee is infringing or has infringed any domestic or foreign registered patent, trademark, service mark, trade name, or Copyright or design right, or that Alpha, any Subsidiary of Alpha or any licensee has misappropriated or improperly used or disclosed any trade secret, confidential information or know-how, and (iii) the execution, delivery and performance of this Agreement by Alpha and the consummation of the transactions contemplated hereby will not cause the forfeiture or termination or give rise to a right of forfeiture or termination of any of the Alpha Intellectual Property, impair the right of Alpha to make, use, sell, license or dispose of, or to bring any action for the infringement of, any Alpha Owned Intellectual Property, or impair the right of Alpha or any of its Subsidiaries to use the Alpha Owned Intellectual Property in the conduct of their businesses as currently conducted.

(c) Neither Alpha nor any of its Subsidiaries is experiencing any material defects in the Computer Software or hardware used in its business as it is currently conducted, including any material error or omission in the processing of any transactions.

Section 4.16  Real Property; Personal Property.

(a) For the purpose of the Agreement:

(i) “Alpha Owned Real Property” means all real property and other right, title and interests in land, including coal, mineral, mining, water and surface rights, easements, rights of way and options, owned by Alpha or any of its Subsidiaries, together with all improvements and fixtures located thereon or appurtenant thereto;

(ii) “Alpha Leased Real Property” means all real property and other right, title and interests in land, including Leases, together with all improvements and fixtures located thereon or appurtenant thereto; and

(iii) “Alpha Real Property” means the Alpha Owned Real Property and the Alpha Leased Real Property.

(b) (i) The Alpha Real Property includes all of the land, buildings, structures and fixtures located thereon and all easements, rights of way, options, coal, mineral, mining, water, surface and other rights and interests appurtenant thereto necessary for the use by Alpha and its Subsidiaries in the conduct of their business as currently conducted; (ii) Alpha or one of its Subsidiaries has good and marketable title to, or has a valid leasehold interest in, all Alpha Real Property, except where the failure to have such title or interest could not reasonably be expected to have, individually or in the aggregate, an Alpha Material Adverse Effect; (iii) all Alpha Owned Real Property is owned by Alpha or one of its Subsidiaries, free and clear of all Liens other than Permitted Liens or any other Liens that would not have, individually or in the aggregate, an Alpha Material Adverse Effect; (iv) Alpha or one of its Subsidiaries has a valid leasehold interest in or easement or other property interest in, and to, and enjoys peaceful and undisturbed possession of all Alpha Leased Real Property on which it is currently conducting operations and, except where the failure to have such possession would not have, individually or in the aggregate, an Alpha Material Adverse Effect, Alpha has complied with all of its obligations under such leases, and all such Leases are in full force and effect and are free and clear of all Liens other than Permitted Liens; and (v) Alpha or one of its Subsidiaries has adequate rights of ingress and egress to all Alpha Real Property on which it is currently conducting operations, except where the failure to have such access would not have, individually or in the aggregate, an Alpha Material Adverse Effect, sufficient to access and exercise its rights with respect to such Alpha Real Property.

(c) With respect to the Alpha Real Property:

(i) there are no pending or, to the knowledge of Alpha, threatened Proceedings to take all or any portion of the Alpha Real Property or any interest therein by eminent domain or any condemnation proceeding or any sale or disposition in lieu thereof;

(ii) there are no outstanding options, rights of reverter, rights of first offer, rights of first refusal or Contracts granted by Alpha or any of its Subsidiaries to purchase or lease any material portion of such Alpha Real Property (other than extension rights in the lease or sublease agreements to which Alpha or any of its Subsidiaries is a party and other than such options or rights granted in the ordinary course of business), or an interest therein other than those which would constitute Permitted Liens;

(iii) there are no Leases or other Contracts granting to any Person (other than Alpha or any of its Subsidiaries) the right of use or occupancy of any material portion of any Alpha Real Property, other than those granted or incurred in the ordinary course of business, that do not, in the aggregate, interfere in any material respect with the ordinary conduct of the business of Alpha or its Subsidiaries at the Alpha Real Property affected thereby;

(iv) all buildings, structures, fixtures, building systems and equipment included in the Alpha Real Property (the “Alpha Improvements”) are in good condition and repair in all material respects, subject to reasonable wear and tear, and, to the knowledge of Alpha, there are no facts or conditions affecting any of the Alpha Improvements that would materially and adversely interfere with the use or occupancy of the Alpha Improvements or any portion thereof in the operation of the business of Alpha and its Subsidiaries as presently conducted thereon;

(v) to the knowledge of Alpha, the present use of the Alpha Real Property (including the Alpha Improvements) is, and the Alpha Improvements themselves are, in substantial conformity with all recorded deeds, restrictions of record and other agreements affecting such Alpha Real Property, and to the knowledge of Alpha there are no material violations thereof;

(vi) to the knowledge of Alpha, there are no currently proposed or pending assessments affecting the Alpha Real Property, whether for public improvements or otherwise;

(vii) there are no outstanding Contracts or other obligations (including options) entered into by Alpha or any of its Subsidiaries for the sale, exchange, encumbrance or transfer of any of the Alpha Real Property, or any portion of it, that are material to Alpha and its Subsidiaries taken as a whole; and

(viii) with respect to each Alpha Real Property on which significant surface Alpha Improvements are located, there are no rights or claims of parties in possession not shown by the public records, encroachments, overlaps, boundary line disputes or other matters which would be disclosed by an accurate survey or inspection of the premises except as could not reasonably be expected to have, individually or in the aggregate, an Alpha Material Adverse Effect.

(d) The parcels constituting the Alpha Owned Real Property are assessed separately from all other adjacent property not constituting Alpha Owned Real Property for purposes of real property Taxes, and each of the parcels of Alpha Owned Real Property complies with all applicable assessment requirements, without reliance on property not constituting Alpha Owned Real Property.

(e) To the knowledge of Alpha, the coal reserves currently mined by Alpha and its Subsidiaries that are owned or leased by any of them are not subject to the mining rights of any other Person with respect to such coal reserves and none of Alpha or its Subsidiaries has received a notice of claim to such effect, and Alpha has sufficient rights to access and mine such coal reserves.

(f) Alpha and its Subsidiaries are in possession of and have good and marketable title to, or have valid leasehold interests in, all tangible personal property used in the business of Alpha and its Subsidiaries. All such tangible personal property is owned by Alpha or one of its Subsidiaries, free and clear of all Liens other than Permitted Liens, or, to the knowledge of Alpha, is leased under a valid and subsisting lease and, in each case, is in good working order and condition, ordinary wear and tear excepted.

Section 4.17  Material Contracts.

(a) Section 4.17(a) of Alpha Disclosure Schedule lists, and Alpha has made available to Foundation prior to the date of this Agreement, true, correct and complete copies of, any of the following Contracts to which Alpha or any of its Subsidiaries is a party or by which Alpha, any of its Subsidiaries or any of their respective assets is bound, as of the date hereof:

(i) that would be required to be filed by Alpha as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act or disclosed by Alpha on a Current Report on Form 8-K;

(ii) that contains covenants that limit the ability of Alpha or any of its Subsidiaries (or which, following the consummation of the Merger, could restrict the ability of the Surviving Corporation or any of its Affiliates) to compete in any business or with any person or in any geographic area or distribution or sales channel, or to sell, supply or distribute any service or product, in each case, that could reasonably be expected to be material to the business of Alpha and its Subsidiaries, taken as a whole;

(iii) that relates to a joint venture, partnership, limited liability company or other similar agreement or arrangement relating to the formation, creation, operation or control of any partnership or joint venture or similar entity or arrangement (other than any partnership or limited liability company operating agreement of a direct or indirect wholly-owned Subsidiary of Alpha) or pursuant to which Alpha or any of its Subsidiaries has an obligation (contingent or otherwise) to make a material investment in or material extension of credit to any Person;

(iv) that involves any exchange traded, over-the-counter or other swap, cap, floor, collar, futures contract, forward contract, option or any other derivative financial instrument or contract, based on any commodity, security, instrument, asset, rate or index of any kind or nature whatsoever, whether tangible or intangible, including commodities, emissions allowances, renewable energy credits, currencies, interest rates, foreign currency and other indices, in each case, that is material to the business of Alpha and its Subsidiaries, taken as a whole;

(v) that relates to (A) Indebtedness under which Alpha and/or any of its Subsidiaries has outstanding obligations in excess of $10,000,000 or (B) conditional or similar sale arrangements in connection with which the aggregate actual or contingent obligations of Alpha and its Subsidiaries under such Contract are greater than $10,000,000;

(vi) under which (A) to the knowledge of Alpha, any Person has directly or indirectly guaranteed any liabilities or obligations of Alpha or its Subsidiaries (other than any such guarantees by Alpha or its Subsidiaries), in case of each such liability or obligation, in an amount in excess of $5,000,000, or (B) Alpha or any of its Subsidiaries has directly or indirectly guaranteed any liabilities or obligations of any other Person (other than Alpha or any of its Subsidiaries);

(vii) for the purchase and sale of coal under which (x) the aggregate amounts to be paid by Alpha and its Subsidiaries over the remaining term of such Contract would reasonably be expected to exceed $50,000,000 in any twelve-month period or (y) the aggregate amounts to be received by Alpha and its Subsidiaries over the remaining term of such Contract would reasonably be expected to exceed $50,000,000 in any twelve-month period;

(viii) under which (x) the aggregate amounts to be paid by Alpha and its Subsidiaries over the remaining term of such Contract would reasonably be expected to exceed $10,000,000 in any twelve-month period or (y) the aggregate amounts to be received by Alpha and its Subsidiaries over the remaining term of such Contract would reasonably be expected to exceed $10,000,000 in any twelve-month period, in each case, other than (1) the Alpha Material Contracts described in Section 4.17(a)(iv) or 4.17(a)(vii) and (2) purchase orders for the purchase of goods or services in the ordinary course of business;

(ix) that relates to an Alpha Interested Party Transaction; or

(x) that would or would reasonably be expected to prevent or materially delay Alpha’s ability to consummate the Merger or the other transactions contemplated by this Agreement.

Each Contract of the type described in clauses (i) through (x) is referred to herein as an “Alpha Material Contract.”

(b) Each Alpha Material Contract is valid and binding on Alpha and any Subsidiary of Alpha that is a party thereto and, to the knowledge of Alpha, each other party thereto and is in full force and effect. There is no default under any Alpha Material Contract by Alpha or any of its Subsidiaries or, to the knowledge of Alpha, by any other party, and no event has occurred that with the lapse of time or the giving of notice or both would constitute a default thereunder by Alpha or any of its Subsidiaries or, to the knowledge of Alpha, by any other party, in each case except as would not have or reasonably be expected to have, individually or in the aggregate, an Alpha Material Adverse Effect.

(c) Neither Alpha nor any of its Subsidiaries is party to any Contract that prohibits Alpha from providing to Foundation the information described in Section 5.4(c).

Section 4.18  Insurance.  Alpha and its Subsidiaries are covered by valid and currently effective insurance policies issued in favor of Alpha and its Subsidiaries that are customary and adequate for companies of similar size in the industries and locales in which Alpha and its Subsidiaries operate. Section 4.18 of the Alpha Disclosure Schedule sets forth, as of the date hereof, a true, correct and complete list of all material insurance policies issued in favor of Alpha, or pursuant to which Alpha or any of its Subsidiaries is a named insured or otherwise a beneficiary, as well as any historic incurrence-based policies still in force. With respect to each such insurance policy, (i) the policy is in full force and effect and all premiums due thereon have been paid, (ii) Alpha is not in breach or default, and neither Alpha nor any of its Subsidiaries has taken any action or failed to take any action which with notice or the lapse of time would constitute such a breach or default, or permit termination or modification of, any such policy, and (iii) to the knowledge of Alpha, no insurer on any such policy has been declared insolvent or placed in receivership, conservatorship or liquidation, and no notice of cancellation or termination has been received with respect to any such policy.

Section 4.19  Suppliers and Customers.  Section 4.19 of the Alpha Disclosure Schedule sets forth the names of the 10 largest customers of Alpha and its Subsidiaries (as measured by revenue for the twelve-month period ended on the Balance Sheet Date) and the 10 largest suppliers of Alpha and its Subsidiaries (as measured by aggregate cost of items or services purchased for the twelve-month period ended on the Balance Sheet Date). To the knowledge of Alpha, neither Alpha nor any of its Subsidiaries (a) has been notified in writing of any dispute with any such customer or supplier or (b) has been notified in writing by any such customer or supplier that it intends or is threatening to terminate or otherwise adversely alter the terms of its business with Alpha or any of its Subsidiaries.

Section 4.20  Questionable Payments.  Neither Alpha nor any of its Subsidiaries (nor, to the knowledge of Alpha, any of their respective directors, executives, representatives, agents or employees) (a) has used or is using any corporate funds for any illegal contributions, gifts, entertainment or other unlawful expenses relating to political activity, (b) has used or is using any corporate funds for any direct or indirect unlawful payments to any foreign or domestic government officials or employees, (c) has violated or is violating any provision of the Foreign Corrupt Practices Act of 1977, as amended, (d) has established or maintained, or is maintaining, any unlawful fund of corporate monies or other properties, or (e) has made any bribe, unlawful rebate, payoff, influence payment, kickback or other unlawful payment of any nature.

Section 4.21  Interested Party Transactions.  No event has occurred since December 31, 2008 that would be required to be reported by Alpha pursuant to Item 404(a) of Regulation S-K promulgated by the SEC under the Securities Act (an “Alpha Interested Party Transaction”).

Section 4.22  Required Vote of Alpha Stockholders.  The only vote of the holders of securities of Alpha required by the Alpha Certificate of Incorporation, the Alpha Bylaws, by Law or otherwise to complete the Merger is the adoption of the “agreement of merger” (as such term is used in Section 251 of the DGCL)

contained in this Agreement by the affirmative vote of the holders of not less than a majority of the outstanding shares of Alpha Common Stock, voting together as a single class. The adoption of the “agreement of merger” (as such term is used in Section 251 of the DGCL) contained in this Agreement by the vote described in the previous sentence is referred to as the “Alpha Stockholder Approval.”

Section 4.23  Takeover Laws, Etc.

(a) The Alpha Board has unanimously approved this Agreement and the transactions contemplated hereby as required to render inapplicable to this Agreement and such transactions the restrictions on “business combinations” set forth in Section 203 of the DGCL or any other Takeover Laws, which approval has not, except upon the termination of this Agreement, been subsequently rescinded, modified or withdrawn in any way.

(b) All waivers of standstills that Alpha has granted, on or before the date hereof, to any Person who signed such standstill in connection with its consideration of a possible Alpha Acquisition Proposal have expired or been revoked.

Section 4.24  Opinion of Financial Advisor.  Prior to the execution of this Agreement, Citigroup Global Markets Inc. (the “Alpha Financial Advisor”) has delivered to the Alpha Board its written opinion, dated the date of this Agreement, to the effect that, as of such date and based upon and subject to the matters set forth therein, the Exchange Ratio is fair, from a financial point of view, to Alpha. Promptly following receipt of the opinion by the Alpha Board, a true, correct and complete copy of the opinion was delivered to Foundation for informational purposes only.

Section 4.25  Brokers; Certain Fees.  No broker, finder or investment banker is or will be entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by and on behalf of Alpha or any of its Subsidiaries, except as provided in the letter agreement between Alpha and the Alpha Financial Advisor relating to the Merger, a complete and correct copy of which was delivered to Foundation prior to the date of this Agreement.

Section 4.26  Ownership of Shares.  Alpha does not own, directly or indirectly, beneficially or of record, any Shares or holds any rights to acquire any Shares except pursuant to this Agreement.

Section 4.27  No Other Representations; Disclaimer.

(a) Except for the representations and warranties made by Alpha in this Agreement, neither Alpha nor any other Person makes any express or implied representation or warranty with respect to Alpha or its Subsidiaries or their respective business, operations, assets, liabilities, condition (financial or otherwise) or prospects, and Alpha hereby disclaims any such other representations or warranties, including any representation or warranty regarding merchantability or fitness for a particular purpose. In particular, without limiting the foregoing disclaimer, except for the representations and warranties made by Alpha in this Agreement, neither Alpha nor any other Person makes or has made any representation or warranty to Foundation or any of its Affiliates or representatives with respect to (i) any financial projection, forecast, estimate, budget or prospect information relating to Alpha, any of its Subsidiaries or their respective businesses, or (ii) any oral or written information presented to Foundation or any of its Affiliates or representatives in the course of their due diligence investigation of Alpha, the negotiation of this Agreement or in the course of the transactions contemplated hereby.

(b) Notwithstanding anything contained in this Agreement to the contrary, Alpha acknowledges and agrees that neither Foundation nor any other Person has made or is making any representations or warranties whatsoever, express or implied, beyond those expressly given by Foundation in this Agreement, including any implied representation or warranty as to the accuracy or completeness of any information regarding Foundation furnished or made available to Alpha or any of its representatives or any representation or warranty regarding merchantability or fitness for a particular purpose. Without limiting the generality of the foregoing, Alpha acknowledges that, except for the representations and warranties made by Foundation in this Agreement, no representations or warranties are made by Foundation or any other Person with respect to any projections, forecasts, estimates, budgets or prospect information that may have been made available to Alpha or any of its representatives.

ARTICLE V

COVENANTS

Section 5.1  Interim Undertakings of Foundation.  Except as expressly permitted or required by this Agreement or as otherwise required by applicable Law or as set forth in Section 5.1 of the Foundation Disclosure Schedule or as consented to in writing by Alpha (such consent not to be unreasonably withheld, delayed or conditioned), during the period from the date of this Agreement to the Effective Time, Foundation shall, and shall cause each of its Subsidiaries to, conduct its operations in all material respects according to its ordinary and usual course of business consistent with past practice, and, to the extent consistent therewith, Foundation shall, and shall cause each of its Subsidiaries to, use its commercially reasonable efforts to preserve substantially intact its business organization, to keep available the services of its current officers and key employees, and to preserve the goodwill of and maintain satisfactory relationships with those Persons having business relationships with Foundation or any of its Subsidiaries. Without limiting the generality of the foregoing and except as otherwise expressly permitted or required in this Agreement or as otherwise required by applicable Law or as set forth in Section 5.1 of the Foundation Disclosure Schedule, during the period from the date of this Agreement to the Effective Time, without the prior written consent of Alpha (such consent not to be unreasonably withheld, delayed or conditioned), Foundation will not and will not permit any of its Subsidiaries to:

(a) propose to stockholders or adopt any amendments to the Foundation Certificate of Incorporation or the Foundation Bylaws or its respective articles of incorporation, bylaws or other governing documents, other than amendments or changes to any such documents of the Subsidiaries of Foundation in the ordinary course of business consistent with past practice;

(b) issue, sell, grant options or rights to acquire, pledge, or propose the issuance, sale, grant of options or rights to acquire or pledge of, any Foundation Securities or Foundation Subsidiary Securities (other than the issuance of shares or other equity interests or rights by a wholly-owned Subsidiary of Foundation to Foundation or another wholly-owned Subsidiary), or grant any awards or bonuses that may be settled in, or the value of which is linked directly or indirectly to the price or value of, any Foundation Securities or securities of any Subsidiary of Foundation, except (i) to the extent required under any Foundation Plan, (ii) issuances of Shares upon the exercise of Foundation Stock Options or Foundation Securities, in each case outstanding on the date hereof and in accordance with their terms and (iii) the issuance of new Foundation Stock Options or Foundation Restricted Stock Units with respect to not more than 25,000 Shares from the date hereof until December 31, 2009, subject to a 12-month or 24-month vesting period consistent with past practice; provided that the Merger shall not have an effect on the vesting of such new Foundation Stock Options or Foundation Restricted Stock Units and each such Foundation Stock Option or Foundation Restricted Stock Unit shall relate to the same number of shares of Surviving Corporation Common Stock as of the Effective Time.

(c) acquire or agree or offer to acquire, by merger, consolidation or through any other business combination, or by purchasing any equity interest in or any security convertible into or exchangeable for any equity interest in or all or a portion of the assets of, any Person, except for (i) any merger or business combination of any wholly-owned Subsidiary of Foundation into or with any other wholly-owned Subsidiary of Foundation and (ii) any other mergers, consolidations, business combinations or purchases of securities or assets involving consideration (including assumed Indebtedness) not in excess of $10,000,000 in the aggregate (each such merger, consolidation, business combination or purchase of securities or assets under this clause (ii), a “Foundation New Acquisition” and collectively, the “Foundation New Acquisitions”); provided that Foundation may take the foregoing actions with respect to Foundation New Acquisitions if and only if each such Foundation New Acquisition (and all such Foundation New Acquisitions collectively) (1) involves only cash consideration (including the assumption of indebtedness), (2) involves any business or business activity conducted by Foundation or any of its Subsidiaries on the date hereof or any business or activity that is reasonably similar thereto or a reasonable extension, development or expansion thereof or ancillary thereto, (3) would not reasonably be expected to prevent or materially delay the consummation of the Merger, (4) would not reasonably be likely to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code, (5) would not materially delay the SEC review and approval process relating to the Form S-4 (whether by requiring any additional financial information to be included in the Form S-4 or otherwise), (6) would not materially adversely affect or materially delay obtaining the approvals and clearances under Antitrust Laws required in connection with the consummation of the Merger and (7) would not require approval of Foundation’s stockholders; it being understood that, notwithstanding anything to the contrary contained in this Agreement, any Foundation New Acquisition that is not permitted by the foregoing clauses (1) through (7) shall require the consent of Alpha (which may be withheld, delayed or conditioned in Alpha’s sole and absolute discretion);

(d) split, combine or reclassify its capital stock or other equity interests or declare, set aside, make or pay any dividend or distribution (whether in cash, stock or property) in respect of its capital stock or other equity interests (other than (i) dividends or distributions paid by a direct or indirect wholly-owned Subsidiary of Foundation to its stockholders and (ii) ordinary quarterly dividends not exceeding $0.05 per Share paid by Foundation to its stockholders), or acquire or redeem, directly or indirectly, or amend the rights or terms of any Foundation Securities or Foundation Subsidiary Securities;

(e) adopt a plan of complete or partial liquidation or resolutions providing for a complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of Foundation or any of its Subsidiaries;

(f) make or offer to make any acquisition, by means of a merger or otherwise, of any business, assets or securities, or any sale, lease or other disposition of any business, assets or securities, except for (i) purchases or sales, leases or dispositions of inventory, raw materials, supplies and equipment in the ordinary course of business consistent with past practice (except for any Contract for the sale of coal having a term in excess of three years without a specific collar or other price limitation that is not based on then-current market prices, which shall require the consent of Alpha), (ii) capital expenditures permitted by Section 5.1(p) and (iii) Foundation New Acquisitions expressly permitted pursuant to, and subject to the terms and conditions of, Section 5.1(c);

(g) make any loans, advances (other than advances pursuant to commercial transactions in the ordinary course of business consistent with past practice) or capital contributions to, or investments in, any other Person in excess of $10,000,000 in the aggregate, other than any transaction solely between Foundation and a direct or indirect wholly-owned Subsidiary of Foundation or between direct or indirect wholly-owned Subsidiaries of Foundation;

(h) except in the ordinary course of business consistent with past practice or in connection with a Foundation New Acquisition permitted pursuant to Section 5.1(c), enter into, amend in any material respect, renew, terminate, or grant any release or relinquishment of material rights under any Foundation Material Contract (or Contract that would be a Foundation Material Contract if entered into prior to the date hereof), except, with respect to any collective bargaining or labor agreements, as required by Law (provided that notwithstanding the foregoing provisions of this clause (h), entry into any Contract for the sale of coal having a term in excess of three years that does not contain a price re-opener or price adjustment provision without a specified collar shall require the consent of Alpha in accordance with the introductory paragraph of this Section 5.1);

(i) incur, create, assume or otherwise become liable for, or repay or prepay, any Indebtedness (including the issuance of any debt security), or amend, modify or refinance any existing Indebtedness, in each case except for the incurrence or repayment of Indebtedness that is (i) incurred or repaid in accordance with the agreements or instruments listed in Section 5.1(i)(i) of the Foundation Disclosure Schedule, provided that for the avoidance of doubt such Indebtedness shall not be prepaid; (ii) (A) incurred in the ordinary course of business, (B) repayable without premium or penalty and (C) in an aggregate amount at any time outstanding not to exceed $25,000,000; (iii) in the form of a letter of credit or surety bond (A) provided in replacement of any letter of credit or surety bond set forth in Section 5.1(i)(iii) of the Foundation Disclosure Schedule or (B) provided in the ordinary course of business consistent with past practice, to the extent required by applicable Law; or (iv) solely between

Foundation and a direct or indirect wholly-owned Subsidiary of Foundation or between direct or indirect wholly-owned Subsidiaries of Foundation;

(j) except in connection with a Foundation New Acquisition permitted pursuant to Section 5.1(c), assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other Person except direct or indirect wholly-owned Subsidiaries of Foundation, in each case, other than any transaction solely between Foundation and a direct or indirect wholly-owned Subsidiary of Foundation or between direct or indirect wholly-owned Subsidiaries of Foundation;

(k) except in connection with a Foundation New Acquisition permitted pursuant to Section 5.1(c), mortgage, pledge or otherwise encumber any of its assets (tangible or intangible) that are, individually or in the aggregate, material to Foundation, or create, assume or suffer to exist any Liens thereupon other than Permitted Liens;

(l) materially change any of the financial accounting methods, principles or practices used by it, except as necessary to conform to changes in statutory or regulatory accounting rules, GAAP or regulatory requirements with respect thereto;

(m) (i) make any material Tax election or take any position on any Tax return filed on or after the date of this Agreement or adopt any method therein that is materially inconsistent with elections made, positions taken or methods used in preparing or filing similar returns in prior periods unless such position or election is required pursuant to a change in applicable Law or the Code; (ii) enter into any settlement or compromise of any material Tax liability; (iii) file any amended Tax returns that would result in a material change in Tax liability, taxable income or loss; (iv) change any annual Tax accounting period; (v) enter into any closing agreement relating to any material Tax liability; or (vi) give or request any waiver of a statute of limitation with respect to any material Tax;

(n) except to the extent required under existing plans, agreements or arrangements as in effect on the date hereof, as required by Law or as set forth in Section 5.1(n) of the Foundation Disclosure Schedule, (i) enter into any new, or amend, terminate or renew any existing, employment, severance, change of control, indemnification, termination, severance, consulting, incentive award or salary continuation agreements or arrangements with or for the benefit of any present or former officers, directors or employees, or grant any increases in the compensation, perquisites or benefits to officers, directors, employees and consultants, except for pay increases for non-officer employees in the ordinary course of business and consistent with past practice; (ii) except as provided in Section 2.3, accelerate the vesting or payment of the compensation payable or the benefits provided or to become payable or provided to any of its current or former directors, officers, employees, consultants or service providers, or otherwise pay any amounts not due to any such individual under applicable Law or the terms of any Foundation Plan, including with respect to severance; or (iii) fund or make any contribution to any Foundation Plan or trust not required to be funded or contributed to;

(o) except as permitted by the preceding clause (n), establish, adopt, enter into, amend in any material respect (other than as required by applicable Law) or terminate any Foundation Plan (including any employment, severance, consulting or other individual agreement) except as provided in Section 2.3, or adopt or enter into any other employee benefit plan or arrangement that would be considered a Foundation Plan if it were in existence on the date of this Agreement (other than the Foundation Enhanced Severance Plan);

(p) make or agree to make any capital expenditure, or enter into any binding agreements or arrangements providing for any capital expenditure except (i) in the case of capital expenditures incurred during 2009, in accordance with the capital expenditure budget set forth in Section 5.1(p) of the Foundation Disclosure Schedule (the “Foundation Cap Ex Budget”), (ii) in the case of capital expenditures incurred during 2010, capital expenditures not in excess of the amounts set forth on the Foundation Cap Ex Budget (provided that Foundation shall not commit, contract or otherwise incur in 2009 any obligation to make capital expenditures in 2010 in excess of 50% of such permitted 2010 capital expenditures) and (iii) in the case of capital expenditures incurred during either 2009 or 2010, in respect of any capital expenditures or arrangements that are not set forth in the Foundation Cap Ex Budget that do not exceed $10,000,000 individually or $50,000,000 in the aggregate for all such expenditures not included in the Foundation Cap Ex Budget (it being understood that in no event shall Foundation New Acquisitions be permitted other than in accordance with and subject to the terms and conditions of Section 5.1(c) or (f)), or enter into any new line of business outside of its existing business segments;

(q) compromise, settle or agree to settle any Proceeding (excluding any Proceeding relating to this Agreement or the transactions contemplated hereby) other than compromises, settlements or agreements in the ordinary course of business consistent with past practice that involve only the payment of monetary damages not in excess of $2,500,000 individually or $7,500,000 in the aggregate, in any case without the imposition of equitable relief on, or the admission of wrongdoing by, Foundation or any of its Subsidiaries;

(r) except as required by applicable Law or court order, convene any regular or special meeting (or any adjournment thereof) of the stockholders of Foundation other than the Foundation Special Meeting, or enter into any Contract or understanding or arrangement with respect to the voting or registration of Foundation Securities or Foundation Subsidiary Securities;

(s) take any action, or knowingly fail to take any action, which action or failure to act is reasonably likely to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code; or

(t) commit or agree to take, or authorize the taking of, any of the foregoing actions.

Section 5.2  Interim Undertakings of Alpha.  Except as expressly permitted or required by this Agreement or as otherwise required by applicable Law or as set forth in Section 5.2 of the Alpha Disclosure Schedule or as consented to in writing by Foundation (such consent not to be unreasonably withheld, delayed or conditioned), during the period from the date of this Agreement to the Effective Time, Alpha shall, and shall cause each of its Subsidiaries to, conduct its operations in all material respects according to its ordinary and usual course of business consistent with past practice, and, to the extent consistent therewith, Alpha shall, and shall cause each of its Subsidiaries to, use its commercially reasonable efforts to preserve substantially intact its business organization, to keep available the services of its current officers and key employees, and to preserve the goodwill of and maintain satisfactory relationships with those Persons having business relationships with Alpha or any of its Subsidiaries. Without limiting the generality of the foregoing and except as otherwise expressly permitted or required in this Agreement or as otherwise required by applicable Law or as set forth in Section 5.2 of the Alpha Disclosure Schedule, during the period from the date of this Agreement to the Effective Time, without the prior written consent of Foundation (such consent not to be unreasonably withheld, delayed or conditioned), Alpha will not and will not permit any of its Subsidiaries to:

(a) propose to stockholders or adopt any amendments to the Alpha Certificate of Incorporation or the Alpha Bylaws or its respective articles of incorporation, bylaws or other governing documents, other than the Authorized Alpha Common Stock Increase and amendments or changes to any such documents of the Subsidiaries of Alpha in the ordinary course of business consistent with past practice;

(b) issue, sell, grant options or rights to acquire, pledge, or propose the issuance, sale, grant of options or rights to acquire or pledge of, any Alpha Securities or Alpha Subsidiary Securities (other than the issuance of shares or other equity interests or rights by a wholly-owned Subsidiary of Alpha to Alpha or another wholly-owned Subsidiary), or grant any awards or bonuses that may be settled in, or the value of which is linked directly or indirectly to the price or value of, any Alpha Securities or securities of any Subsidiary of Alpha, except (i) to the extent required under any Alpha Plan, (ii) issuances of shares of Alpha Common Stock upon the exercise of Alpha Stock Options or Alpha Securities, in each case outstanding on the date hereof and in accordance with their terms and (iii) the issuance of new Alpha Stock Options or Alpha Restricted Stock Units with respect to not more than 100,000 shares of Alpha Common Stock, including (but not in addition to) as provided in Section 5.2(1)(b) of the Alpha Disclosure Schedule; provided that the Merger shall not have an effect on the vesting of such new Alpha

Stock Options or Alpha Restricted Stock Units and each such Alpha Stock Option or Alpha Restricted Stock Unit shall relate to the same number of shares of Surviving Corporation Common Stock as of the Effective Time.

(c) acquire or agree or offer to acquire, by merger, consolidation or through any other business combination, or by purchasing any equity interest in or any security convertible into or exchangeable for any equity interest in or all or a portion of the assets of, any Person, except for (i) any merger or business combination of any wholly-owned Subsidiary of Alpha into or with any other wholly-owned Subsidiary of Alpha and (ii) any other mergers, consolidations, business combinations or purchases of securities or assets involving consideration (including assumed Indebtedness) not in excess of $30,000,000 in the aggregate (each such merger, consolidation, business combination or purchase of securities or assets under this clause (ii), an “Alpha New Acquisition” and collectively, the “Alpha New Acquisitions”); provided that Alpha may take the foregoing actions with respect to Alpha New Acquisitions if and only if each such Alpha New Acquisition (and all such Alpha New Acquisitions collectively) (1) involves only cash consideration (including the assumption of indebtedness), (2) involves any business or business activity conducted by Alpha or any of its Subsidiaries on the date hereof, or any business or activity that is reasonably similar thereto or a reasonable extension, development or expansion thereof or ancillary thereto, (3) would not reasonably be expected to prevent or materially delay the consummation of the Merger, (4) would not reasonably be likely to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code, (5) would not materially delay the SEC review and approval process relating to the Form S-4 (whether by requiring any additional financial information to be included in the Form S-4 or otherwise), (6) would not materially adversely affect or materially delay obtaining the approvals and clearances under Antitrust Laws required in connection with the consummation of the Merger and (7) would not require approval of Alpha’s stockholders; it being understood that, notwithstanding anything to the contrary contained in this Agreement, any Alpha New Acquisition that is not permitted by the foregoing clauses (1) through (7) shall require the consent of Foundation (which may be withheld, delayed or conditioned in Foundation’s sole and absolute discretion);

(d) split, combine or reclassify its capital stock or other equity interests or declare, set aside, make or pay any dividend or distribution (whether in cash, stock or property) in respect of its capital stock or other equity interests (other than dividends or distributions paid by a direct or indirect wholly-owned Subsidiary of Alpha to its stockholders), or acquire or redeem, directly or indirectly, or amend the rights or terms of any Alpha Securities or Alpha Subsidiary Securities;

(e) adopt a plan of complete or partial liquidation or resolutions providing for a complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of Alpha or any of its Subsidiaries;

(f) make or offer to make any acquisition, by means of a merger or otherwise, of any business, assets or securities, or any sale, lease or other disposition of any business, assets or securities, except for (i) purchases or sales, leases or dispositions of inventory, raw materials, supplies and equipment in the ordinary course of business consistent with past practice (except for any Contract for the sale of coal having a term in excess of three years without a specific collar or other price limitation that is not based on then-current market prices, which shall require the consent of Foundation), (ii) capital expenditures permitted by Section 5.2(p) and (iii) Alpha New Acquisitions expressly permitted pursuant to, and subject to the terms and conditions of, Section 5.2(c);

(g) make any loans, advances (other than advances pursuant to commercial transactions in the ordinary course of business consistent with past practice) or capital contributions to, or investments in, any other Person in excess of $10,000,000 in the aggregate, other than any transaction solely between Alpha and a direct or indirect wholly-owned Subsidiary of Alpha or between direct or indirect wholly-owned Subsidiaries of Alpha;

(h) except in the ordinary course of business consistent with past practice or in connection with an Alpha New Acquisition permitted pursuant to Section 5.2(c), enter into, amend in any material respect, renew, terminate, or grant any release or relinquishment of material rights under any Alpha Material

Contract (or Contract that would be an Alpha Material Contract if entered into prior to the date hereof), except, with respect to any collective bargaining or labor agreements, as required by Law (provided that notwithstanding the foregoing provisions of this clause (h), entry into any Contract for the sale of coal having a term in excess of three years that does not contain a price re-opener or price adjustment provision without a specified collar shall require the consent of Foundation in accordance with the introductory paragraph of this Section 5.2);

(i) incur, create, assume or otherwise become liable for, or repay or prepay, any Indebtedness (including the issuance of any debt security), or amend, modify or refinance any existing Indebtedness, in each case except for the incurrence or repayment of Indebtedness that is (i) incurred or repaid in accordance with the agreements or instruments listed in Section 5.2(i)(i) of the Alpha Disclosure Schedule, provided that for the avoidance of doubt such Indebtedness shall not be prepaid; (ii) (A) incurred in the ordinary course of business, (B) repayable without premium or penalty and (C) in an aggregate amount at any time outstanding not to exceed $25,000,000; (iii) in the form of a letter of credit or surety bond (A) provided in replacement of any letter of credit or surety bond set forth in Section 5.2(i)(iii) of the Alpha Disclosure Schedule or (B) provided in the ordinary course of business consistent with past practice, to the extent required by applicable Law; or (iv) solely between Alpha and a direct or indirect wholly-owned Subsidiary of Alpha or between direct or indirect wholly-owned Subsidiaries of Alpha;

(j) except in connection with an Alpha New Acquisition permitted pursuant to Section 5.2(c), assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other Person except direct or indirect wholly-owned Subsidiaries of Alpha, in each case, other than any transaction solely between Alpha and a direct or indirect wholly-owned Subsidiary of Alpha or between direct or indirect wholly-owned Subsidiaries of Alpha;

(k) except in connection with an Alpha New Acquisition permitted pursuant to Section 5.2(c), mortgage, pledge or otherwise encumber any of its assets (tangible or intangible) that are, individually or in the aggregate, material to Alpha, or create, assume or suffer to exist any Liens thereupon other than Permitted Liens;

(l) materially change any of the financial accounting methods, principles or practices used by it, except as necessary to conform to changes in statutory or regulatory accounting rules, GAAP or regulatory requirements with respect thereto;

(m) (i) make any material Tax election or take any position on any Tax return filed on or after the date of this Agreement or adopt any method therein that is materially inconsistent with elections made, positions taken or methods used in preparing or filing similar returns in prior periods unless such position or election is required pursuant to a change in applicable Law or the Code; (ii) enter into any settlement or compromise of any material Tax liability; (iii) file any amended Tax returns that would result in a material change in Tax liability, taxable income or loss; (iv) change any annual Tax accounting period; (v) enter into any closing agreement relating to any material Tax liability; or (vi) give or request any waiver of a statute of limitation with respect to any material Tax;

(n) except to the extent required under existing plans, agreements or arrangements as in effect on the date hereof, as required by Law or as set forth in Section 5.2(n) of the Alpha Disclosure Schedule, (i) enter into any new, or amend, terminate or renew any existing, employment, severance, change of control, indemnification, termination, severance, consulting, incentive award or salary continuation agreements or arrangements with or for the benefit of any present or former officers, directors or employees, or grant any increases in the compensation, perquisites or benefits to officers, directors, employees and consultants, except for pay increases for non-officer employees in the ordinary course of business and consistent with past practice; (ii) accelerate the vesting or payment of the compensation payable or the benefits provided or to become payable or provided to any of its current or former directors, officers, employees, consultants or service providers, or otherwise pay any amounts not due to any such individual under applicable Law or the terms of any Alpha Plan, including with respect to severance; or (iii) fund or make any contribution to any Alpha Plan or trust not required to be funded or contributed to;

(o) except as permitted by the preceding clause (n), establish, adopt, enter into, amend in any material respect (other than as required by applicable Law) or terminate any Alpha Plan (including any employment, severance, consulting or other individual agreement), or adopt or enter into any other employee benefit plan or arrangement that would be considered an Alpha Plan if it were in existence on the date of this Agreement (other than the Alpha Severance Plan and the Alpha Enhanced Severance Plan);

(p) make or agree to make any capital expenditure, or enter into any binding agreements or arrangements providing for any capital expenditure except (i) in the case of capital expenditures incurred during 2009, in accordance with the capital expenditure budget set forth in Section 5.2(p) of the Alpha Disclosure Schedule (the “Alpha Cap Ex Budget”), (ii) in the case of capital expenditures incurred during 2010, capital expenditures not in excess of the amounts set forth on the Alpha Cap Ex Budget (provided that Alpha shall not commit, contract or otherwise incur in 2009 any obligation to make capital expenditures in 2010 in excess of 50% of such permitted 2010 capital expenditures ) and (iii) in the case of capital expenditures incurred during either 2009 or 2010, in respect of any capital expenditures or arrangements that are not set forth in the Alpha Cap Ex Budget that do not exceed $10,000,000 individually or $50,000,000 in the aggregate for all such expenditures not included in the Alpha Cap Ex Budget (it being understood that in no event shall Alpha New Acquisitions be permitted other than in accordance with and subject to the terms and conditions of Section 5.2(c) or (f)), or enter into any new line of business outside of its existing business segments;

(q) compromise, settle or agree to settle any Proceeding (excluding any Proceeding relating to this Agreement or the transactions contemplated hereby) other than compromises, settlements or agreements in the ordinary course of business consistent with past practice that involve only the payment of monetary damages not in excess of $2,500,000 individually or $7,500,000 in the aggregate, in any case without the imposition of equitable relief on, or the admission of wrongdoing by, Alpha or any of its Subsidiaries;

(r) except as required by applicable Law or court order, convene any regular or special meeting (or any adjournment thereof) of the stockholders of Alpha other than the Alpha Special Meeting, or enter into any Contract or understanding or arrangement with respect to the voting or registration of Alpha Securities or Alpha Subsidiary Securities;

(s) take any action, or knowingly fail to take any action, which action or failure to act is reasonably likely to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code; or

(t) commit or agree to take, or authorize the taking of, any of the foregoing actions.

Section 5.3  Foundation No Solicitation.

(a) Subject to Sections 5.3(b), (d), (e) and (g), Foundation shall not, and shall cause its Subsidiaries not to, and Foundation shall direct its and its Subsidiaries’ Representatives (acting in such capacity) not to, directly or indirectly: (i) initiate, solicit or knowingly encourage (including by way of providing non-public information) the submission of any inquiries, proposals or offers that constitute or may reasonably be expected to lead to, any Foundation Acquisition Proposal or engage in any discussions or negotiations with respect thereto (except to disclose the existence of the provisions of this Section 5.3) or otherwise cooperate with or assist or participate in, or knowingly facilitate any such inquiries, offers, proposals, discussions or negotiations, (ii) approve or recommend, or publicly propose to approve or recommend, a Foundation Acquisition Proposal or enter into any merger agreement, letter of intent, agreement in principle, share purchase agreement, asset purchase agreement or share exchange agreement, option agreement or other similar agreement relating to a Foundation Acquisition Proposal or enter into any letter of intent, agreement or agreement in principle requiring Foundation (whether or not subject to conditions) to abandon, terminate or fail to consummate the transactions contemplated hereby or breach its obligations hereunder, (iii) withdraw, modify or qualify, or propose publicly to withdraw, modify or qualify, in a manner adverse to Alpha, the Foundation Board

Recommendation (a “Change of Foundation Board Recommendation”), or (iv) take any action to exempt any Person (other than Alpha and its Affiliates) from the restrictions contained in any Takeover Law or otherwise cause such restrictions not to apply. Foundation shall immediately cease and cause to be terminated any solicitation, encouragement, discussion or negotiation with any Persons conducted theretofore by Foundation, its Subsidiaries or any of its Representatives with respect to any Foundation Acquisition Proposal. Foundation shall promptly cause to be returned or destroyed all confidential information provided by or on behalf of Foundation or any of its Subsidiaries to any such Person. Notwithstanding the first sentence of this Section 5.3(a), prior to obtaining the Foundation Stockholder Approval, if there is a portion of a statement in a written, unsolicited inquiry, proposal or offer that constitutes or may reasonably be expected to lead to a Foundation Acquisition Proposal received after the date hereof that is not reasonably understandable or clear on its face, then Foundation may submit a written question to the Person making such inquiry, proposal or offer that is restricted exclusively to asking for clarification of such portion of such statement (it being understood that such request may neither provide information about Foundation, except to the extent necessary to obtain such clarifications as may be reasonably required to evaluate such written, unsolicited inquiry, proposal or offer, nor otherwise encourage such inquiry, proposal or offer), provided that both such inquiry, proposal or offer and such written request for clarification are provided concurrently to Alpha with the delivery of such written request to such Person.

(b) Notwithstanding anything to the contrary contained in Section 5.3(a), if at any time following the date of this Agreement and prior to obtaining the Foundation Stockholder Approval, (i) Foundation has received a written, bona fide Foundation Acquisition Proposal from a third party that is not in violation of such third party’s contractual obligations to Foundation (it being understood that, if such Foundation Acquisition Proposal is made in violation of a standstill undertaking, then Foundation may grant a limited waiver thereunder for purposes of permitting such Foundation Acquisition Proposal not to fail to satisfy the requirement of this clause (i) that such Foundation Acquisition Proposal not be in violation of such third party’s contractual obligations, but such waiver shall be made only to the extent necessary to permit Foundation to engage in activities to the extent expressly permitted by and in accordance with this Section 5.3(b) and Section 5.3(d) under the circumstances and under the conditions set forth in this Section 5.3(b) and Section 5.3(d)), (ii) a breach by Foundation of Section 5.3(a) did not result in the making of such Foundation Acquisition Proposal, (iii) the Foundation Board determines in good faith, after consultation with Foundation’s financial advisors and outside counsel, that such Foundation Acquisition Proposal constitutes or would reasonably be expected to lead to a Foundation Superior Proposal, and (iv) after consultation with Foundation’s outside counsel, the Foundation Board determines in good faith that the failure to take such action could reasonably be expected to result in a breach of its fiduciary duties to the stockholders of Foundation under applicable Law, then Foundation and its Representatives may, subject to clauses (x) and (y) below, (A) furnish information with respect to Foundation and its Subsidiaries to the Person making such Foundation Acquisition Proposal (and its Representatives), and (B) participate in discussions or negotiations with the Person making such Foundation Acquisition Proposal (and its Representatives) regarding such Foundation Acquisition Proposal; provided that (x) Foundation will not, and will instruct its Representatives not to, disclose any non-public information to such Person unless Foundation has, or first enters into, a customary confidentiality agreement with such Person not less restrictive in the aggregate to such Person than the Confidentiality Agreement (provided that such confidentiality agreement shall contain a standstill obligation of similar scope as the standstill obligation contained in the Confidentiality Agreement that will expire no earlier than the later of (1) six months following the execution of such confidentiality agreement and (2) 12 months following the date hereof, which Foundation may waive to the extent reasonably necessary to permit Foundation to engage in activities to the extent permitted or contemplated by and in accordance with this Section 5.3(b) and Section 5.3(d) under the circumstances and under the conditions set forth in this Section 5.3(b) and Section 5.3(d)), and (y) Foundation will promptly provide or make available to Alpha or its Representatives any non-public information concerning Foundation or its Subsidiaries provided or made available to such other Person which was not previously provided or made available to Alpha or its Representatives.

(c) From and after the date hereof, Foundation shall promptly (and in any event within 24 hours) notify Alpha in the event that Foundation (including through any of its Subsidiaries or Representatives) receives

(i) any Foundation Acquisition Proposal, (ii) any request for non-public information relating to Foundation or any of its Subsidiaries other than requests for information in the ordinary course of business of Foundation or any requests made that are unrelated to a Foundation Acquisition Proposal, or (iii) any request for discussions or negotiations regarding any Foundation Acquisition Proposal. Foundation shall provide Alpha promptly (and in any event within such 24-hour period) with the identity of such Person and a copy of such Foundation Acquisition Proposal or request (or, where such Foundation Acquisition Proposal or request is not in writing, a description of the material terms and conditions thereof). Foundation shall keep Alpha reasonably informed (orally or in writing) on a current basis (and in any event no later than 24 hours after the occurrence of any material changes, developments, discussions or negotiations) of the status of any Foundation Acquisition Proposal or request (including the material terms and conditions thereof and of any material modification thereto). Without limiting the foregoing, Foundation shall promptly (and in any event within 24 hours) notify Alpha orally and in writing if it determines to begin providing information or engaging in discussions or negotiations concerning a Foundation Acquisition Proposal pursuant to Section 5.3(b) and shall in no event begin providing such information or engaging in such discussions or negotiations until at least 24 hours after having provided such prior written notice to Alpha. Foundation shall not, and shall cause its Subsidiaries not to, enter into any Contract with any Person subsequent to the date of this Agreement that would restrict Foundation’s ability to provide such information to Alpha.

(d) Notwithstanding anything in Section 5.3(a) to the contrary, if (i) Foundation receives a written, bona fide Foundation Acquisition Proposal from a third party that is not in violation of such third party’s contractual obligations to Foundation (it being understood that, if such Foundation Acquisition Proposal is made in violation of a standstill undertaking, then Foundation may grant a limited waiver thereunder for purposes of permitting such Foundation Acquisition Proposal not to fail to satisfy the requirement of this clause (i) that such Foundation Acquisition Proposal not be in violation of such third party’s contractual obligations, but such waiver shall be made only to the extent necessary to permit Foundation to engage in activities to the extent expressly permitted by and in accordance with Section 5.3(b) and this Section 5.3(d) under the circumstances and under the conditions set forth in Section 5.3(b) and this Section 5.3(d)), (ii) a breach by Foundation of Section 5.3(a) did not result in the making of such Foundation Acquisition Proposal, and (iii) the Foundation Board concludes in good faith, after consultation with outside counsel and financial advisors, after giving effect to all of the adjustments to the terms of this Agreement which may be offered by Alpha pursuant to clause (B) below, that such Foundation Acquisition Proposal constitutes a Foundation Superior Proposal, the Foundation Board may at any time prior to obtaining the Foundation Stockholder Approval, if it determines in good faith, after consultation with outside counsel, that the failure to take such action could reasonably be expected to be a breach of its fiduciary duties to the stockholders of Foundation under applicable Law, (1) effect a Change of Foundation Board Recommendation and/or (2) terminate this Agreement pursuant to Section 7.1(j) and this Section 5.3(d), it being understood that such termination shall not be effective unless, concurrently with such termination, Foundation enters into a written definitive agreement for such Foundation Superior Proposal and Foundation pays to Alpha the Foundation Termination Fee required to be paid under Section 7.3(f); provided, however, that the Foundation Board may not effect such a Change of Foundation Board Recommendation or terminate this Agreement pursuant to Section 7.1(j) and this Section 5.3(d) unless (A) Foundation shall have provided prior written notice to Alpha, at least three Business Days in advance (the “Foundation Notice Period”), of its intention to take such action with respect to such Foundation Superior Proposal, which notice shall specify the material terms and conditions of any such Foundation Superior Proposal (including the identity of the party making such Foundation Superior Proposal) and, in the case of a proposed termination pursuant to Section 7.1(j), shall include a copy of the proposed definitive agreement to be entered into concurrently with and as a condition to such termination, (B) prior to taking such action, Foundation shall, and shall direct its financial and legal advisors to, during such Foundation Notice Period, negotiate with Alpha in good faith (to the extent Alpha desires to negotiate in good faith) to make such adjustments in the terms and conditions of this Agreement so that such Foundation Acquisition Proposal ceases to constitute a Foundation Superior Proposal, and (C) following any negotiation described in the immediately preceding clause (B), such Foundation Acquisition Proposal continues to constitute a Foundation Superior Proposal. In the event of any revisions to the terms of a Foundation Superior Proposal that are material to such Foundation Superior Proposal after the start of the Foundation Notice Period, Foundation shall be required to deliver a new written notice to Alpha satisfying the requirements of clause (A) of the preceding sentence and to comply with the requirements of this Section 5.3(d) with respect to such new written notice, and the Foundation Notice Period shall be deemed to have recommenced on the date of such new notice.

(e) Notwithstanding anything in Section 5.3(a) to the contrary, at any time prior to obtaining the Foundation Stockholder Approval, the Foundation Board may effect a Change of Foundation Board Recommendation, if the Foundation Board (i) determines in good faith, after consultation with outside counsel, that the failure to make such Change of Foundation Board Recommendation could reasonably be expected to be a breach of its fiduciary duties to the stockholders of Foundation under applicable Law, and (ii) determines in good faith that the reasons for making such Change of Foundation Board Recommendation are independent of any pending Foundation Acquisition Proposal; provided, however, that the Foundation Board may not effect such a Change of Foundation Board Recommendation pursuant to this Section 5.3(e) unless (A) Foundation shall have provided prior written notice to Alpha, at least three Business Days in advance, of its intention to make such Change of Foundation Board Recommendation, which notice shall specify the material facts and information constituting the basis for such contemplated determination, and (B) prior to effecting such Change of Foundation Board Recommendation, Foundation shall, and shall direct its financial and legal advisors to, during such three Business Day period, negotiate with Alpha in good faith (to the extent Alpha desires to negotiate in good faith) to make such adjustments in the terms and conditions of this Agreement which would allow the Foundation Board not to make such Change of Foundation Board Recommendation consistent with its fiduciary duties.

(f) Foundation agrees that any violations of the restrictions set forth in this Section 5.3 by any of its or its Subsidiaries’ Representatives (acting in such capacity), including any violation by a Representative (acting in such capacity) of a direction given to a Representative pursuant to the first sentence of Section 5.3(a) shall be deemed to be a breach of this Agreement (including this Section 5.3) by Foundation.

(g) Nothing contained in this Section 5.3 shall prohibit the Foundation Board from (x) taking and disclosing to the stockholders of Foundation a position contemplated by Rule 14e-2(a) and Rule 14d-9 promulgated under the Exchange Act or (y) making any required disclosure to Foundation’s stockholders if in the good faith judgment of the Foundation Board, after consultation with Foundation’s outside counsel, failure to make such disclosure would reasonably be expected to violate its obligations under applicable Law; provided that any public disclosure relating or in response to a Foundation Acquisition Proposal other than (A) a “stop, look and listen” or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act, (B) an express rejection of any applicable Foundation Acquisition Proposal, or (C) an express reaffirmation of its recommendation to its stockholders in favor of the Merger, shall be deemed to be a Change of Foundation Board Recommendation for purposes of Section 7.1(h).

(h) For purposes of this Agreement, (i) “Foundation Acquisition Proposal” means any inquiry, offer or proposal made by a Person or group (other than Alpha or any of its Affiliates) at any time after the date hereof relating to a transaction or potential transaction which is structured to permit such Person or group to acquire beneficial ownership of at least 15% of the assets or businesses of, Foundation and its Subsidiaries, or at least 15% of the equity or any class of equity of Foundation or any of its Significant Subsidiaries, pursuant to a merger, consolidation or other business combination, sale of shares of capital stock, sale of assets, tender offer or exchange offer or similar transaction, including any single or multi-step transaction or series of related transactions, in each case other than the Merger, and (ii) “Foundation Superior Proposal” means any bona fide Foundation Acquisition Proposal (except the references in the definition thereof to “15%” shall be replaced by “more than 50%”) made in writing after the date hereof that the Foundation Board has determined in good faith (after consultation with Foundation’s financial advisor and outside counsel) is more favorable from a financial point of view to the holders of Foundation Common Stock than the Merger, taking into account all of the terms and conditions of such Foundation Acquisition Proposal, including all legal, financial, regulatory, likelihood and timing of consummation and other aspects of such Foundation Acquisition Proposal.

Section 5.4  Alpha No Solicitation.

(a) Subject to Sections 5.4(b), (d), (e) and (g), Alpha shall not, and shall cause its Subsidiaries not to, and Alpha shall direct its and its Subsidiaries’ Representatives (acting in such capacity) not to, directly or indirectly: (i) initiate, solicit or knowingly encourage (including by way of providing non-public information) the submission of any inquiries, proposals or offers that constitute or may reasonably be expected to lead to, any Alpha Acquisition Proposal or engage in any discussions or negotiations with respect thereto (except to disclose the existence of the provisions of this Section 5.4) or otherwise cooperate with or assist or participate in, or knowingly facilitate any such inquiries, offers, proposals, discussions or negotiations, (ii) approve or recommend, or publicly propose to approve or recommend, an Alpha Acquisition Proposal or enter into any merger agreement, letter of intent, agreement in principle, share purchase agreement, asset purchase agreement or share exchange agreement, option agreement or other similar agreement relating to an Alpha Acquisition Proposal or enter into any letter of intent, agreement or agreement in principle requiring Alpha (whether or not subject to conditions) to abandon, terminate or fail to consummate the transactions contemplated hereby or breach its obligations hereunder, (iii) withdraw, modify or qualify, or propose publicly to withdraw, modify or qualify, in a manner adverse to Foundation, the Alpha Board Recommendation (a “Change of Alpha Board Recommendation”), or (iv) take any action to exempt any Person (other than Foundation and its Affiliates) from the restrictions contained in any Takeover Law or otherwise cause such restrictions not to apply. Alpha shall immediately cease and cause to be terminated any solicitation, encouragement, discussion or negotiation with any Persons conducted theretofore by Alpha, its Subsidiaries or any of its Representatives with respect to any Alpha Acquisition Proposal. Alpha shall promptly cause to be returned or destroyed all confidential information provided by or on behalf of Alpha or any of its Subsidiaries to any such Person. Notwithstanding the first sentence of this Section 5.4(a), prior to obtaining the Alpha Stockholder Approval, if there is a portion of a statement in a written, unsolicited inquiry, proposal or offer that constitutes or may reasonably be expected to lead to an Alpha Acquisition Proposal received after the date hereof that is not reasonably understandable or clear on its face, then Alpha may submit a written question to the Person making such inquiry, proposal or offer that is restricted exclusively to asking for clarification of such portion of such statement (it being understood that such request may neither provide information about Alpha, except to the extent necessary to obtain such clarifications as may be reasonably required to evaluate such written, unsolicited inquiry, proposal or offer, nor otherwise encourage such inquiry, proposal or offer), provided that both such inquiry, proposal or offer and such written request for clarification are provided concurrently to Foundation with the delivery of such written request to such Person.

(b) Notwithstanding anything to the contrary contained in Section 5.4(a), if at any time following the date of this Agreement and prior to obtaining the Alpha Stockholder Approval, (i) Alpha has received a written, bona fide Alpha Acquisition Proposal from a third party that is not in violation of such third party’s contractual obligations to Alpha (it being understood that, if such Alpha Acquisition Proposal is made in violation of a standstill undertaking, then Alpha may grant a limited waiver thereunder for purposes of permitting such Alpha Acquisition Proposal not to fail to satisfy the requirement of this clause (i) that such Alpha Acquisition Proposal not be in violation of such third party’s contractual obligations, but such waiver shall be made only to the extent necessary to permit Alpha to engage in activities to the extent expressly permitted by and in accordance with this Section 5.4(b) and Section 5.4(d) under the circumstances and under the conditions set forth in this Section 5.4(b) and Section 5.4(d)), (ii) a breach by Alpha of Section 5.4(a) did not result in the making of such Alpha Acquisition Proposal, (iii) he Alpha Board determines in good faith, after consultation with Alpha’s financial advisors and outside counsel, that such Alpha Acquisition Proposal constitutes or would reasonably be expected to lead to an Alpha Superior Proposal, and (iv) after consultation with Alpha’s outside counsel, the Alpha Board determines in good faith that the failure to take such action could reasonably be expected to result in a breach of its fiduciary duties to the stockholders of Alpha under applicable Law, then Alpha and its Representatives may, subject to clauses (x) and (y) below, (A) furnish information with respect to Alpha and its Subsidiaries to the Person making such Alpha Acquisition Proposal (and its Representatives), and (B) participate in discussions or negotiations with the Person making such Alpha Acquisition Proposal (and its Representatives) regarding such Alpha Acquisition Proposal; provided that (x) Alpha will not, and will instruct its Representatives not to, disclose any non-public information to such Person unless Alpha has, or first enters into, a customary confidentiality agreement with such Person not less restrictive in the aggregate to such Person than the Confidentiality Agreement (provided that such confidentiality agreement shall contain a standstill obligation of similar scope as the standstill obligation contained in the Confidentiality Agreement that will expire no earlier than the later of (1) six months following the execution of such confidentiality agreement and (2) 12 months following the date hereof, which Alpha may waive to the extent reasonably necessary to permit Alpha to engage in activities to the extent permitted or contemplated by and in accordance with this Section 5.4(b) and Section 5.4(d) under the circumstances and under the conditions set forth in this Section 5.4(b) and Section 5.4(d)), and (y) Alpha will promptly provide or make available to Foundation or its Representatives any nonpublic information concerning Alpha or its Subsidiaries provided or made available to such other Person which was not previously provided or made available to Foundation or its Representatives.

(c) From and after the date hereof, Alpha shall promptly (and in any event within 24 hours) notify Foundation in the event that Alpha (including through any of its Subsidiaries or Representatives) receives (i) any Alpha Acquisition Proposal, (ii) any request for non-public information relating to Alpha or any of its Subsidiaries other than requests for information in the ordinary course of business of Alpha or any requests made that are unrelated to an Alpha Acquisition Proposal, or (iii) any request for discussions or negotiations regarding any Alpha Acquisition Proposal. Alpha shall provide Foundation promptly (and in any event within such 24-hour period) with the identity of such Person and a copy of such Alpha Acquisition Proposal or request (or, where such Alpha Acquisition Proposal or request is not in writing, a description of the material terms and conditions thereof). Alpha shall keep Foundation reasonably informed (orally or in writing) on a current basis (and in any event no later than 24 hours after the occurrence of any material changes, developments, discussions or negotiations) of the status of any Alpha Acquisition Proposal or request (including the material terms and conditions thereof and of any material modification thereto). Without limiting the foregoing, Alpha shall promptly (and in any event within 24 hours) notify Foundation orally and in writing if it determines to begin providing information or engaging in discussions or negotiations concerning an Alpha Acquisition Proposal pursuant to Section 5.4(b) and shall in no event begin providing such information or engaging in such discussions or negotiations until at least 24 hours after having provided such prior written notice to Foundation. Alpha shall not, and shall cause its Subsidiaries not to, enter into any Contract with any Person subsequent to the date of this Agreement that would restrict Alpha’s ability to provide such information to Foundation.

(d) Notwithstanding anything in Section 5.4(a) to the contrary, if (i) Alpha receives a written, bona fide Alpha Acquisition Proposal from a third party that is not in violation of such third party’s contractual obligations to Alpha (it being understood that, if such Alpha Acquisition Proposal is made in violation of a standstill undertaking, then Alpha may grant a limited waiver thereunder for purposes of permitting such Alpha Acquisition Proposal not to fail to satisfy the requirement of this clause (i) that such Alpha Acquisition Proposal not be in violation of such third party’s contractual obligations, but such waiver shall be made only to the extent necessary to permit Alpha to engage in activities to the extent expressly permitted by and in accordance with Section 5.4(b) and this Section 5.4(d) under the circumstances and under the conditions set forth in Section 5.4(b) and this Section 5.4(d)), (ii) a breach by Alpha of Section 5.4(a) did not result in the making of such Alpha Acquisition Proposal, and (iii) the Alpha Board concludes in good faith, after consultation with outside counsel and financial advisors, after giving effect to all of the adjustments to the terms of this Agreement which may be offered by Foundation pursuant to clause (B) below, that such Alpha Acquisition Proposal constitutes an Alpha Superior Proposal, the Alpha Board may at any time prior to obtaining the Alpha Stockholder Approval, if it determines in good faith, after consultation with outside counsel, that the failure to take such action could reasonably be expected to be a breach of its fiduciary duties to the stockholders of Alpha under applicable Law, (1) effect a Change of Alpha Board Recommendation and/or (2) terminate this Agreement pursuant to Section 7.1(k) and this Section 5.4(d), it being understood that such termination shall not be effective unless, concurrently with such termination, Alpha enters into a written definitive agreement for such Alpha Superior Proposal and Alpha pays to Foundation the Alpha Termination Fee required to be paid under Section 7.3(g); provided, however, that the Alpha Board may not effect such a Change of Alpha Board Recommendation or terminate this Agreement pursuant to Section 7.1(k) and this Section 5.4(d) unless (A) Alpha shall have provided prior written notice to Foundation, at least three Business Days in advance (the “Alpha Notice Period”), of its intention to take such action with respect to such Alpha Superior Proposal, which notice shall specify the material terms and conditions of any such Alpha Superior Proposal (including the identity of the party making such Alpha Superior Proposal) and, in the case of a proposed termination pursuant to Section 7.1(k), shall include a copy of the proposed definitive agreement to be entered into concurrently with and as a condition to such termination, (B) prior to taking such action, Alpha shall, and shall direct its financial and legal advisors to, during such Alpha Notice Period, negotiate with Foundation in good faith (to the extent Foundation desires to negotiate in good faith) to make such adjustments in the terms and conditions of this Agreement so that such Alpha Acquisition Proposal ceases to constitute an Alpha Superior Proposal, and (C) following any negotiation described in the immediately preceding clause (B), such Alpha Acquisition Proposal continues to constitute an Alpha Superior Proposal. In the event of any revisions to the terms of the Alpha Superior Proposal that are material to such Alpha Superior Proposal after the start of the Alpha Notice Period, Alpha shall be required to deliver a new written notice to Foundation satisfying the requirements of clause (A) of the preceding sentence and to comply with the requirements of this Section 5.4(d) with respect to such new written notice, and the Alpha Notice Period shall be deemed to have re-commenced on the date of such new notice.

(e) Notwithstanding anything in Section 5.4(a) to the contrary, at any time prior to obtaining the Alpha Stockholder Approval, the Alpha Board may effect a Change of Alpha Board Recommendation, if the Alpha Board (i) determines in good faith, after consultation with outside counsel, that the failure to make such Change of Alpha Board Recommendation could reasonably be expected to be a breach of its fiduciary duties to the stockholders of Alpha under applicable Law, and (ii) determines in good faith that the reasons for making such Change of Alpha Board Recommendation are independent of any pending Alpha Acquisition Proposal; provided, however, that the Alpha Board may not effect such a Change of Alpha Board Recommendation pursuant to this Section 5.4(e) unless (A) Alpha shall have provided prior written notice to Foundation, at least three Business Days in advance, of its intention to make such Change of Alpha Board Recommendation, which notice shall specify the material facts and information constituting the basis for such contemplated determination, and (B) prior to effecting such Change of Alpha Board Recommendation, Alpha shall, and shall direct its financial and legal advisors to, during such three Business Day period, negotiate with Foundation in good faith (to the extent Foundation desires to negotiate in good faith) to make such adjustments in the terms and conditions of this Agreement which would allow the Alpha Board not to make such Change of Alpha Board Recommendation consistent with its fiduciary duties.

(f) Alpha agrees that any violations of the restrictions set forth in this Section 5.4 by any of its or its Subsidiaries’ Representatives (acting in such capacity), including any violation by a Representative (acting in such capacity) of a direction given to a Representative pursuant to the first sentence of Section 5.4(a) shall be deemed to be a breach of this Agreement (including this Section 5.4) by Alpha.

(g) Nothing contained in this Section 5.4 shall prohibit the Alpha Board from (x) taking and disclosing to the stockholders of Alpha a position contemplated by Rule 14e-2(a) and Rule 14d-9 promulgated under the Exchange Act or (y) making any required disclosure to Alpha’s stockholders if in the good faith judgment of the Alpha Board, after consultation with Alpha’s outside counsel, failure to make such disclosure would reasonably be expected to violate its obligations under applicable Law; provided that any public disclosure relating or in response to an Alpha Acquisition Proposal other than (A) a “stop, look and listen” or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act, (B) an express rejection of any applicable Alpha Acquisition Proposal, or (C) an express reaffirmation of its recommendation to its stockholders in favor of the Merger, shall be deemed to be a Change of Alpha Board Recommendation for purposes of Section 7.1(i).

(h) For purposes of this Agreement, (i) “Alpha Acquisition Proposal” means any inquiry, offer or proposal made by a Person or group (other than Foundation or any of its Affiliates) at any time after the date hereof relating to a transaction or potential transaction which is structured to permit such Person or group to acquire beneficial ownership of at least 15% of the assets or businesses of, Alpha and its Subsidiaries, or at least 15% of the equity or any class of equity of Alpha or any of its Significant Subsidiaries, pursuant to a merger, consolidation or other business combination, sale of shares of capital stock, sale of assets, tender offer or exchange offer or similar transaction, including any single or multi-step transaction or series of related transactions, in each case other than the Merger, and (ii) “Alpha Superior Proposal” means any bona fide Alpha Acquisition Proposal (except the references in the definition thereof to “15%” shall be replaced by “more than 50%”) made in writing after the date hereof that the Alpha Board has determined in good faith (after consultation with Alpha’s financial advisor and outside counsel) is more favorable from a financial point of view to the holders of Alpha Common Stock than the Merger, taking into account all of the terms and conditions of such Alpha Acquisition Proposal, including all legal, financial, regulatory, likelihood and timing of consummation and other aspects of such Alpha Acquisition Proposal.

Section 5.5  Preparation of SEC Documents; Listing.

(a) As promptly as reasonably practicable following the date of this Agreement, Alpha and Foundation shall prepare and file with the SEC the Joint Proxy Statement, and Foundation shall prepare and file with the SEC the Form S-4, in which the Joint Proxy Statement will be included as a proxy statement/prospectus; provided that the parties acknowledge that their goal is to file the Joint Proxy Statement and the Form S-4 within 15 Business Days after the date of this Agreement and that if they do not file Joint Proxy Statement and the Form S-4 within such period, the appropriate senior executive officers of Alpha and Foundation shall discuss the reasons for the failure to meet such goal. Each of Foundation and Alpha shall obtain and furnish the information concerning itself and its Affiliates required to be included in the Joint Proxy Statement and in the Form S-4. Each of Alpha and Foundation shall use its commercially reasonable efforts to have the Form S-4 declared effective under the Securities Act as promptly as reasonably practicable after such filing. Alpha shall cause the Joint Proxy Statement to be mailed to Alpha’s stockholders, and Foundation shall cause the Joint Proxy Statement to be mailed to Foundation’s stockholders, in each case as promptly as reasonably practicable after the Form S-4 is declared effective under the Securities Act. Foundation shall also take any action (other than qualifying to do business in any jurisdiction in which it is not now so qualified or filing a general consent to service of process) required to be taken under any applicable state securities Laws in connection with the issuance and reservation of shares of Surviving Corporation Common Stock in the Merger, and Alpha shall furnish all information concerning Alpha and the holders of Alpha Common Stock as may be reasonably requested in connection with any such action. No filing of, or amendment or supplement to, the Form S-4 or the Joint Proxy Statement will be made by Alpha or Foundation, as applicable, without the other’s prior consent (which shall not be unreasonably withheld, conditioned or delayed) and without providing the other the opportunity to review and comment thereon. Alpha or Foundation, as applicable, will advise the other promptly after it receives oral or written notice of the time when the Form S-4 has become effective or any supplement or amendment has been filed, the issuance of any stop order, the suspension of the qualification of the Surviving Corporation Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or any oral or written request by the SEC for amendment of the Joint Proxy Statement or the Form S-4 or comments thereon and responses thereto or requests by the SEC for additional information and will promptly provide the other with copies of any written communication from the SEC or any state securities commission. Alpha and Foundation shall use their respective commercially reasonable efforts, after consultation with each other, to resolve all such requests or comments with respect to the Joint Proxy Statement or the Form S-4 as promptly as reasonably practicable after receipt thereof. If at any time prior to the Effective Time any information relating to Alpha or Foundation, or any of their respective Affiliates, officers or directors, should be discovered by Alpha or Foundation which should be set forth in an amendment or supplement to any of the Form S-4 or the Joint Proxy Statement, so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other parties hereto and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by law, disseminated to the respective stockholders of Alpha and Foundation.

(b) Foundation shall use commercially reasonable efforts to cause the shares of Surviving Corporation Common Stock to be issued in the Merger to be approved for listing on the NYSE, subject to official notice of issuance, prior to the Effective Time. Each of Alpha and Foundation shall use its commercially reasonable efforts to continue the listing of the Alpha Common Stock and the Foundation Common Stock on the NYSE during the term of this Agreement to the extent necessary so that appraisal rights will not be available to stockholders of Foundation or Alpha under Section 262 of the DGCL.

Section 5.6  Stockholder Approvals.

(a) Foundation shall, in accordance with applicable Law, the Foundation Certificate of Incorporation and the Foundation Bylaws, call a meeting of its stockholders (the “Foundation Special Meeting”) to be held as promptly as reasonably practicable after the Form S-4 becomes effective, for the purpose of obtaining the Foundation Stockholder Approval in connection with this Agreement and the Merger, and shall use its commercially reasonable efforts to cause such meeting to occur as promptly as reasonably practicable after the Form S-4 becomes effective. Except in the event of a Change of Foundation Board Recommendation specifically permitted by Sections 5.3(d) or 5.3(e), the Joint Proxy Statement shall include the recommendation of the Foundation Board that Foundation’s stockholders adopt the “agreement of merger” (as such term is used in Section 251 of the DGCL) contained in this Agreement. Unless this Agreement is validly terminated by Foundation or Alpha in accordance with its terms pursuant to Article VII and except for disclosing a Change of Foundation Board Recommendation as permitted by the immediately preceding sentence, Foundation shall use its commercially reasonable efforts to obtain from its stockholders the adoption of the “agreement of merger” (as such term is used in Section 251 of the DGCL) contained in this Agreement as required to consummate the transactions contemplated by this Agreement, including by soliciting proxies in favor of such adoption and taking all other reasonable actions necessary or advisable to secure the vote of the holders of Shares required by applicable Law to obtain such adoption. Unless this Agreement is validly terminated by Foundation or Alpha in accordance with its terms pursuant to Article VII prior to the date of the Foundation Special Meeting, Foundation shall submit the “agreement of merger” (as such term is used in Section 251 of the DGCL) contained in this Agreement to its stockholders for adoption at the Foundation Special Meeting even if the Foundation Board shall have effected a Change of Foundation Board Recommendation.

(b) Alpha shall, in accordance with applicable Law, the Alpha Certificate of Incorporation and the Alpha Bylaws, call a meeting of its stockholders (the “Alpha Special Meeting”) to be held as promptly as reasonably practicable after the Form S-4 becomes effective, for the purpose of obtaining the Alpha Stockholder Approval in connection with this Agreement and the Merger, and shall use its commercially reasonable efforts to cause such meeting to occur as promptly as reasonably practicable after the Form S-4 becomes effective. Except in the event of a Change of Alpha Board Recommendation specifically permitted by Sections 5.4(d) or 5.4(e), the Joint Proxy Statement shall include the recommendation of the Alpha Board that Alpha’s stockholders adopt the “agreement of merger” (as such term is used in Section 251 of the DGCL) contained in this Agreement. Unless this Agreement is validly terminated by Foundation or Alpha in accordance with its terms pursuant to Article VII and except for disclosing a Change of Alpha Board Recommendation as permitted by the immediately preceding sentence, Alpha shall use its commercially reasonable efforts to obtain from its stockholders the adoption of the “agreement of merger” (as such term is used in Section 251 of the DGCL) contained in this Agreement as required to consummate the transactions contemplated by this Agreement, including by soliciting proxies in favor of such adoption and taking all other reasonable actions necessary or advisable to secure the vote of the holders of shares of Alpha Common Stock required by applicable Law to obtain such adoption. Unless this Agreement is validly terminated by Foundation or Alpha in accordance with its terms pursuant to Article VII prior to the date of the Alpha Special Meeting, Alpha shall submit the “agreement of merger” (as such term is used in Section 251 of the DGCL) contained in this Agreement to its stockholders for adoption at the Alpha Special Meeting even if the Alpha Board shall have effected a Change of Alpha Board Recommendation.

(c) Without limiting the foregoing, unless this Agreement is validly terminated by Foundation or Alpha in accordance with its terms pursuant to Article VII, Foundation and Alpha shall coordinate to cause the Foundation Special Meeting and the Alpha Special Meeting, respectively, to occur on the same date and during substantially the same time period.

Section 5.7  Access to Information.

(a) Subject to the Confidentiality Agreement and the restrictions imposed by the HSR Act and applicable Law, from and after the date of this Agreement through the earlier of the Effective Time and the termination of this Agreement in accordance with its terms, each of Foundation and Alpha will (i) give the other party and its respective Representatives (and their counsel and advisors) reasonable access (during regular business hours upon reasonable notice), consistent with applicable Law, to all employees, offices and other facilities and to all books, Contracts, commitments and records of it and its Subsidiaries and cause it and its Subsidiaries’ respective Representatives to provide access to its work papers and such other information as the other party may reasonably request (subject, in the case of work papers, to the execution of customary documentation reasonably requested by auditors), and (ii) permit the other party to make such inspections of Foundation Real Property or Alpha Real Property, as applicable, as the other party may reasonably require (provided that no Phase II environmental investigations or similar testing of ground soil shall be permitted to be conducted), and (iii) cause its officers and those of its Subsidiaries to furnish the other party with such financial and operating data and other information with respect to the business, properties and personnel of it and its Subsidiaries as the other party may from time to time reasonably request. Notwithstanding the foregoing, each party and its respective Representatives shall use all reasonable efforts to conduct any such investigation or consultation in such a manner as not to interfere unreasonably with the business or operations of the other party or its Subsidiaries or otherwise interfere with the prompt and timely discharge by such employees of their normal duties. Each of Alpha and Foundation shall furnish promptly to the other a copy of each report, schedule and other document filed by it or any of its Subsidiaries during the period from the date hereof to the Effective Time pursuant to the requirements of the federal or state securities Laws, to the extent not publicly available in the Electronic Data Gathering, Analysis and Retrieval (EDGAR) database of the SEC.

(b) Information obtained by a party pursuant to Section 5.7(a) shall be subject to the provisions of the Confidentiality Agreement, which Confidentiality Agreement shall remain in full force and effect in accordance with its terms until the Effective Time, whereupon it shall terminate.

(c) Nothing in this Section 5.7 shall require a party to permit any inspection, or to disclose any information, that in the reasonable judgment of such party would (i) waive or jeopardize the attorney-client privilege of such party or its Subsidiaries or violate any of their respective contractual obligations to any third party (provided that each such party shall use its commercially reasonable efforts to obtain the consent of such third party to such inspection or disclosure), or (ii) result in a violation of applicable Law, including the HSR Act. No investigation pursuant to this Section 5.7 or otherwise shall affect the representations, warranties, or covenants in this Agreement or any of the remedies or conditions to the obligations of the parties hereto.

Section 5.8  Commercially Reasonable Efforts; Consents and Governmental Approvals.

(a) Subject to the terms and conditions of this Agreement (including the last two sentences of this Section 5.8(a)), each of the parties hereto agrees to use its commercially reasonable efforts to take, or cause to be taken, all appropriate action, and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement. Without limiting the foregoing, but subject to the last two sentences of this Section 5.8(a), each of Foundation and Alpha agrees to use its commercially reasonable efforts to, in the most expeditious manner practicable, (i) obtain all waivers, consents and approvals from parties to Contracts to which Foundation or any of its Subsidiaries is a party, or to which Alpha or any of its Subsidiaries is a party, as applicable, which are required for the consummation of the transactions contemplated hereby, (ii) obtain all consents, approvals, permits and authorizations that are required to be obtained under any federal, state, local or foreign Law in connection with the transactions contemplated hereby, (iii) prevent the entry, enactment or promulgation of any injunction or order or Law that could materially and adversely affect the ability of the parties hereto to consummate the transactions under this Agreement, (iv) lift or rescind any injunction or order or Law that could materially and adversely affect the ability of the parties hereto to consummate the transactions under this Agreement, and (v) in the event of any Proceeding or investigation relating hereto or to the transactions contemplated hereby, cooperate to defend against it and respond thereto. Notwithstanding anything herein to the contrary, Alpha need not agree to (including by consent under the next sentence) or make any concessions or undertakings (including agreements to divest or hold separate assets or limit lines of business) if such agreements, concessions or undertakings either (x) would have a material and adverse effect on the benefits Alpha reasonably expects to be derived from the combination of Alpha and Foundation through the Merger or materially limit the conduct of business by the Surviving Corporation, or (y) are not required to permit the consummation of the Merger without material delay. Foundation shall not, without the prior written consent of Alpha, agree to or make any concessions or undertakings (including agreements to divest or hold separate assets or limit lines of business) pursuant to this Section 5.8.

(b) Each of Foundation and Alpha agrees (i) as promptly as reasonably practicable following the date of this Agreement, to file all Notification and Report Forms required under the HSR Act with respect to the transactions contemplated hereby, (ii) to supply as promptly as reasonably practicable any additional information and documentary material that may be requested pursuant to the HSR Act, and (iii) to use its commercially reasonable efforts to take or cause to be taken all actions necessary, proper or advisable consistent with, and subject to, the other provisions of this Section 5.8 (including the last two sentences of Section 5.8(a)), to cause the expiration or termination of the applicable waiting periods under the HSR Act as promptly as reasonably practicable, including by requesting early termination thereof. Each of Alpha and Foundation shall, in connection with the efforts referenced in Section 5.8(a) to obtain all requisite approvals and authorizations for the transactions contemplated by this Agreement under the HSR Act or any other Antitrust Law, use all commercially reasonable efforts to (1) cooperate in all respects with each other in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private party; (2) keep the other party reasonably informed of any communication received by such party from, or given by such party to, any Governmental Entity and of any communication received or given in connection with any proceeding by a private party, in each case regarding any of the transactions contemplated hereby; and (3) permit the other party to review any communication given by it to, and consult with each other in advance of any meeting or conference with, any Governmental Entity or, in connection with any proceeding by a private party, with any other person, and to the extent permitted by such applicable Governmental Entity or other person, give the other party the opportunity to attend and participate in such meetings and conferences. For purposes of this Agreement, “Antitrust Law” means the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, and all other Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

(c) In furtherance and not in limitation of the covenants of the parties contained in Sections 5.8(a) and (b), and subject to the last two sentences of Section 5.8(a), if any objections are asserted with respect to the transactions contemplated hereby under any Antitrust Law or if any suit is instituted (or threatened to be instituted) by any Governmental Entity or any private party challenging any of the transactions contemplated hereby as violative of any Antitrust Law or which would otherwise prevent, impede or delay the consummation of the transactions contemplated hereby, each of Alpha and Foundation shall, subject to the other provisions of this Section 5.8 (including the last two sentences of Section 5.8(a)), use all commercially reasonable efforts to resolve any such objections or suits so as to permit consummation of the transactions contemplated by this Agreement as promptly as reasonably practicable, including in order to resolve such objections or suits which, in any case if not resolved, would reasonably be expected to prevent, impede or delay the consummation of the Merger. Without limiting any of the other restrictions set forth in this Agreement (including Section 5.1(c) and Section 5.2(c)), neither party shall, nor shall it permit any of its Subsidiaries to, acquire or agree to acquire any business, Person or division thereof, or otherwise acquire or agree to acquire any assets or enter into any other transaction if the entering into of a definitive agreement relating to or the consummation of such acquisition or other transaction would be reasonably likely to materially delay the consummation of the transactions contemplated hereby or increase the risk of not obtaining any applicable clearance, approval or waiver from a Governmental Entity charged with the enforcement of any Antitrust Law with respect to the transactions contemplated hereby.

(d) Subject to Section 5.8(c) and the last two sentences of Section 5.8(a), in the event that any administrative or judicial action or proceeding is instituted (or threatened to be instituted) by a Governmental Entity or private party challenging the Merger or any other transaction contemplated by this Agreement, or any other agreement contemplated hereby, Alpha and Foundation shall cooperate in all respects with each other and use their respective commercially reasonable efforts to vigorously contest and resist (by negotiation, litigation or otherwise) any such action or Proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the transactions contemplated by this Agreement, including by vigorously pursuing all available avenues of administrative and judicial appeal.

Section 5.9  Indemnification and Insurance.

(a) For a period of at least six years following the Effective Time, the Surviving Corporation’s certificate of incorporation and bylaws shall contain provisions no less favorable with respect to exculpation and indemnification of the (as of or prior to the Effective Time) former directors, officers and employees of Foundation than are currently provided in the Foundation Certificate of Incorporation and the Foundation Bylaws, which provisions shall not be amended, repealed or otherwise modified in any manner that would adversely affect the rights thereunder of any such individuals until the expiration of the statutes of limitations applicable to such matters or unless such amendment, modification or repeal is required by applicable Law.

(b) From and after the Effective Time, the Surviving Corporation shall indemnify and hold harmless each (as of or prior to the Effective Time) officer and director of Foundation or of any Subsidiary of Foundation (each, together with such person’s heirs, executors or administrators, an “Indemnified Party” and collectively, the “Indemnified Parties”), against all claims, losses, liabilities, damages, judgments, inquiries, fines, amounts paid in settlement and reasonable fees, costs and expenses, including reasonable attorneys’ fees and disbursements, incurred in connection with any proceeding, whether civil, criminal, administrative or investigative, arising out of the fact that the Indemnified Party is or was an officer, director, employee, fiduciary or agent of Foundation or any of its Subsidiaries, or of another entity if such service was at the request of Foundation, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent the Surviving Corporation is permitted to do so under applicable law and the Foundation Certificate of Incorporation or Foundation Bylaws as at the date hereof. In the event of any such proceeding, each Indemnified Party will be entitled to advancement of expenses incurred in the defense of the proceeding from the Surviving Corporation to the same extent such Persons have the right to advancement of expenses from Foundation as of the date of this Agreement pursuant to the Foundation Certificate of Incorporation and Foundation Bylaws (provided that any Person to whom expenses are advanced shall have provided an undertaking to repay such advances if it is finally determined that such Person is not entitled to indemnification).

(c) Foundation shall purchase prior to the Effective Time, and, for a period of six years following the Effective Time, the Surviving Corporation shall maintain, a fully pre-paid six-year tail policy to the current directors’ and officers’ liability insurance policies maintained on the date of this Agreement by Foundation for an aggregate cost of no more than $800,000 (exclusive of any premium refund on existing Foundation coverage), which tail policy will cover a period from the Effective Time through and including the date that is six years after the Closing Date with respect to claims arising from facts or events that existed or occurred prior to or at the Effective Time, and which tail policy shall contain the same coverage and amount as, and contain terms and conditions that are equivalent to the coverage currently provided by the existing policies of Foundation (complete and accurate copies of which shall have been made available to Alpha before such purchase).

(d) In the event that the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and other assets to any person, then, and in each such case, Alpha shall cause proper provision to be made so that the successors and assigns of the Surviving Corporation shall expressly assume the obligations set forth in this Section 5.9.

(e) The provisions of this Section 5.9 (i) shall survive the consummation of the Merger and, from and after (but not before) the Effective Time, is intended to benefit, and shall be enforceable by, any Indemnified Party and (ii) are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such person may have by Contract or otherwise.

Section 5.10  Employee Matters.

(a) From and after the Effective Time, the Surviving Corporation shall honor, in accordance with their terms, all existing employment and severance agreements between Foundation or any of its Subsidiaries and any officer, director or employee of Foundation or any of its Subsidiaries and all other Foundation Plans, provided that, subject to the requirements of Section 5.10(b), this sentence shall not be construed as a limitation on the right of the Surviving Corporation to amend or terminate any such Foundation Plans to the extent permitted by the terms of the Foundation Plans.

(b) The Surviving Corporation shall, for the period commencing at the Effective Time and ending on the later to occur of (i) the first anniversary thereof, and (ii) December 31, 2010, provide to each individual employed by Foundation at the Effective Time, other than individuals covered by a collective bargaining agreement (the “Current Employees”) (other than Current Employees who have entered into or will enter into at or prior to the Effective Time an individual employment agreement with Foundation or any of its Subsidiaries) compensation opportunities and employee benefits that are substantially comparable, in the aggregate, to the compensation opportunities and employee benefits provided by Foundation or its Subsidiaries, as applicable, immediately prior to the Effective Time; provided, however, that nothing in this Section 5.10 shall interfere with the Surviving Corporation’s right or obligation to make such changes as are necessary to conform with applicable Law or prevent the amendment or termination of any Foundation Plan. Nothing in this Section 5.10 shall limit the right of the Surviving Corporation or any of its Subsidiaries to terminate the employment of any Current Employee at any time.

(c) The Surviving Corporation shall cause service rendered by Current Employees of Foundation and its Subsidiaries prior to the Effective Time to be taken into account (for all purposes of eligibility and vesting) under employee benefit plans of the Surviving Corporation and its Subsidiaries, to the same extent as such service was taken into account under the corresponding Foundation Plans for those purposes. For the avoidance of doubt, nothing in this Section 5.10(c) shall limit the right of the Surviving Corporation or any of its Subsidiaries to terminate existing Foundation Plans or adopt new employee benefit plans. No Current Employee shall be subject to any pre-existing condition limitation under any health plan of the Surviving Corporation or its Subsidiaries for any condition for which he or she would have been entitled to coverage under the corresponding Foundation Plan in which he or she participated prior to the Effective Time. The Surviving Corporation and its Subsidiaries shall give effect, for the fiscal year in which the Effective Time occurs, in determining any deductible and maximum out-of-pocket limitations, to claims incurred and amounts paid by, and amounts reimbursed to, Current Employees prior to the Effective Time.

(d) This Section 5.10 shall be binding upon and inure solely to the benefit of each of the parties to this Agreement, and nothing in this Section 5. 10, express or implied, is intended to confer upon any other Person any rights or remedies of any nature whatsoever under or by reason of this Section 5.10 or is intended to be an amendment to any Foundation Plan.

Section 5.11  Takeover Laws.

(a) Foundation shall, upon the request of Alpha, (i) take all necessary steps to exclude the Merger and any other transaction contemplated hereby from the applicability of any Takeover Laws, and (ii) assist in any challenge by Alpha to the validity, or the applicability to the Merger or any other transaction contemplated by this Agreement, of any Takeover Laws.

(b) Alpha shall, upon the request of Foundation, (i) take all necessary steps to exclude the Merger and any other transaction contemplated hereby from the applicability of any Takeover Laws, and (ii) assist in any challenge by Foundation to the validity, or the applicability to the Merger or any other transaction contemplated by this Agreement, of any Takeover Laws.

Section 5.12  Notification of Certain Matters.

(a) Foundation shall give prompt notice to Alpha, and Alpha shall give prompt notice to Foundation, upon obtaining knowledge of the occurrence or non-occurrence of any event that, individually or in the aggregate, would make the timely satisfaction of any of the conditions set forth in Sections 6.1, 6.2 and 6.3 impossible or unlikely. The delivery of any notice pursuant to this Section 5.12 shall not cure any breach of any representation or warranty requiring disclosure of such matter or otherwise limit or otherwise affect the remedies available hereunder to any party receiving such notice. This Section 5.12 shall not constitute an obligation, covenant or agreement for purposes of Section 6.2(b), 6.3(b), 7.1(f) or 7.1(g).

(b) Each of Foundation and Alpha shall use its commercially reasonable efforts to keep the other informed, on a current basis, of any events, discussions, notices or changes with respect to any material Proceeding or investigation involving Foundation or any of its Subsidiaries or Alpha or any of its Subsidiaries.

Section 5.13  Treatment of Certain Notes.

(a) Subject to the conditions set forth in this Section 5.13, Alpha may, in its sole discretion, solicit the consent (such solicitation, the “Consent Solicitation”) of holders of Foundation PA Subsidiary’s 7.25% Senior Notes due 2014 (collectively, the “Notes”) to amend, eliminate or waive the provisions of the Notes set forth in Section 5.13 of the Alpha Disclosure Schedule, any guarantees thereon and the related indenture (the “Indenture Amendments”). Any consideration payable to the holders of the Notes in connection with the Consent Solicitation shall be established and funded by Alpha and paid to applicable holders of the Notes as and when set forth in the Consent Solicitation Statement. The Consent Solicitation shall be made pursuant to a consent solicitation statement, related consent letter and other related documents prepared by Alpha, in form and substance reasonably satisfactory to Alpha and Foundation (collectively, the “Consent Solicitation Statement”). The closing of the Consent Solicitation shall be expressly conditioned on the completion of the Merger, and Alpha shall not waive, and shall not permit any party to the Consent Solicitation to waive, such condition in connection with the Consent Solicitation. Notwithstanding anything in this Agreement to the contrary, (i) Alpha’s obligation to effect the Merger on the Closing Date in accordance with Section 1.2 is not contingent or conditioned on consummation of the Consent Solicitation or effectiveness or operation of the Indenture Amendments, (ii) no Indenture Amendment shall be necessary or required to permit, or shall become operative prior to, completion of the Merger, and (iii) the Consent Solicitation, including any consideration payable in connection therewith, shall not involve or be deemed to involve an offering of securities by Alpha, Foundation or any of their respective Subsidiaries or Affiliates. The Consent Solicitation shall be conducted in compliance in all material respects with applicable Laws, and any such compliance shall not constitute or be deemed a breach of this Agreement. Foundation shall, and shall cause its Subsidiaries to, and shall use its commercially reasonable efforts to cause its Representatives to, use commercially reasonable efforts to provide cooperation and assistance reasonably requested by Alpha in connection with the Consent Solicitation, including (w) facilitating access to the trustee (the “Trustee”) under the indenture governing the Notes (the “Indenture”) and, if required by the Trustee, authorizing and instructing the Trustee to cooperate with Alpha in connection with the Consent Solicitation; (x) providing a list of the holders of the Notes as of a date or dates reasonably requested by Alpha; (y) making its employees and other Representatives (including accountants) reasonably available to Alpha to assist Alpha in preparing a Consent Solicitation Statement of a form and type, and containing such information, as is customary for consent solicitations that are similar to the Consent Solicitation; provided that Foundation’s accountants shall not be required to provide any comfort letter with respect to such Consent Solicitation Statement; and (z) if required by DTC, facilitating the eligibility of the Consent Solicitation for DTC’s ATOP System.

(b) Notwithstanding the foregoing, Foundation and Alpha acknowledge and agree that nothing in this Agreement shall (i) require Foundation or any of its Subsidiaries or any of their respective officers, directors, employees or Affiliates to (x) enter into or execute any certificate or other document in connection with the Consent Solicitation (other than as reasonably requested by Alpha in connection with (A) any supplemental indenture implementing the Indenture Amendments described in the Consent Solicitation Statement; provided that any such supplemental indenture shall not become operative prior to consummation of the Merger and Foundation shall have received evidence reasonably satisfactory to it that the conditions to signing such supplemental indenture (including that the requisite consents under the Indenture shall have been received) have been properly satisfied or waived (the “Supplemental Indenture”) or (B) any legal opinion required by the Indenture or requested by the Trustee to be delivered by counsel to Alpha or any of its Subsidiaries in connection with the Consent Solicitation), (y) adopt any board resolutions with respect to the Consent Solicitation (other than board resolutions authorizing Foundation to execute the Supplemental Indenture and establishing a record date for the Consent Solicitation as reasonably requested by Alpha and such other board resolutions as Alpha may reasonably request (but only if such other board resolutions so requested by Alpha are also required by the Trustee and in form and substance reasonably acceptable to Foundation)), or (z) obtain any rating agency confirmations or approvals; (ii) require counsel to Foundation or any of its Subsidiaries to deliver any legal opinion in connection with the Consent Solicitation, unless the Trustee requires counsel to Foundation or any of its Subsidiaries to deliver any legal opinion in connection with the Consent Solicitation in lieu of a legal opinion from Alpha or any of its Subsidiaries; or (iii) require Foundation or any of its Subsidiaries or any of their respective officers, directors, employees, counsel or advisors, to make any representation or warranty, incur any liability or provide for any indemnification or expense reimbursement in connection with the Consent Solicitation (other than as reasonably requested by Alpha (and only if required by the Trustee and in form and substance reasonably acceptable to Foundation) pursuant to any Supplemental Indenture).

(c) Alpha hereby agrees and acknowledges that Foundation and its Affiliates and their respective Representatives shall not have any responsibility for, or incur any liability to any Person under, the Consent Solicitation, and that Alpha shall indemnify and hold harmless Foundation, its Affiliates and its Representatives from and against any and all losses, damages, claims, costs or expenses suffered or incurred by any of them in connection with the Consent Solicitation and any information utilized in connection therewith, except for losses arising out of, or as a result of, information provided by Foundation, its Affiliates or its Representatives specifically for use in connection with the Consent Solicitation or Foundation’s, its Affiliates’ or its Representatives’ gross negligence or willful misconduct. Alpha shall promptly, upon request by Foundation, reimburse Foundation for all reasonable out-of-pocket third party costs incurred by Foundation or any of its Subsidiaries in connection with this Section 5.13.

Section 5.14  Financing Facility.

(a) Subject to Section 5.14(c) and Section 5.14(d), upon the request of Alpha, Foundation will use its commercially reasonable efforts (which shall not include efforts regarding any offering of securities) to cooperate with Alpha to (i) arrange and obtain a new revolving credit facility for the Surviving Corporation (the “Financing Facility”) on terms and conditions reasonably satisfactory to Alpha; (ii) enter into and to cause each of the Subsidiaries of Foundation to enter into definitive agreements with respect to the Financing Facility on terms and conditions reasonably satisfactory to Alpha (provided that the effectiveness of such definitive agreements be conditioned on the closing of the Financing Facility); (iii) satisfy as promptly as reasonably practicable all conditions applicable to it in such definitive agreements as of the Effective Time; and (iv) obtain a disbursement under the Financing Facility of an amount reasonably determined by Alpha (which disbursement shall not be made prior to the Effective Time). If either party to this Agreement becomes aware that the Financing Facility will not be available at or prior to the Effective Time, then such party shall promptly notify the other party to this Agreement. The closing of the Financing Facility shall be expressly conditioned on the completion of the Merger.

(b) Subject to Section 5.14(c) and Section 5.14(d), upon the request of Alpha, Foundation shall use its commercially reasonable efforts (which shall not include efforts regarding any offering of securities) to provide, and to cause its Subsidiaries and the directors, officers, employees, consultants, advisors, legal counsel, accountants and other agents of Foundation and each of its Subsidiaries to provide, all cooperation reasonably necessary to obtain the Financing Facility as may reasonably be requested by Alpha, including, without limitation, (i) making its personnel reasonably available to participate in meetings, drafting sessions, due diligence sessions and other presentations, including presentations with prospective lenders and with rating agencies; (ii) furnishing to prospective lenders and their representatives and Alpha as promptly as reasonably practicable all historical, projected and pro forma financial statements and other historical, projected and pro forma financial information, business plans, budgets and other reasonably pertinent data and information that is in Foundation’s possession (or obtainable without unreasonable expense) and reasonably requested by Alpha; (iii) making its personnel reasonably available to participate in the marketing presentations and other marketing efforts for any portion of the Financing Facility and assisting in the timely preparation of bank information memoranda, presentations and similar documents and of material for rating agency presentations; (iv) using commercially reasonable efforts to satisfy the conditions set forth in the definitive agreements with respect to the Financing Facility, including to obtain and provide opinions of counsel, corporate approvals of the transactions contemplated by the Financing Facility and certifications with respect to such approvals as may reasonably be required by the prospective lenders and their representatives, in form and substance reasonably satisfactory to the prospective lenders and their representatives; and (v) taking such commercially reasonable actions and providing such information and assistance as may be reasonably requested in connection with creating Liens upon or pledging collateral to secure the Financing Facility.

(c) Alpha hereby agrees and acknowledges that its obligation to effect the Merger on the Closing Date in accordance with Section 1.2 is not contingent or conditioned on obtaining or closing upon the Financing Facility or receiving any disbursement thereunder and that no breach, other than a willful and material breach, by Foundation of, or other failure, other than a willful and material failure, of Foundation to comply with, any provision of this Section 5.14 shall constitute a breach or non-performance of a representation, warranty, obligation, covenant or agreement of Foundation for purposes of Section 6.2(a), Section 6.2(b), Section 7.1(f) or Section 7.1(g).

(d) Alpha hereby agrees and acknowledges that Foundation and its Affiliates and their respective Representatives shall not have any responsibility for, or incur any liability to any Person under, the Financing Facility, and that Alpha shall indemnify and hold harmless Foundation, its Affiliates and its Representatives from and against any and all losses, damages, claims, costs or expenses suffered or incurred by any of them in connection with the Financing Facility and any information utilized in connection therewith, except for losses arising out of, or as a result of, information provided by Foundation, its Affiliates or its Representatives specifically for use in connection with the Financing Facility or Foundation’s, its Affiliates’ or its Representatives’ gross negligence or willful misconduct. Alpha shall promptly, upon request by Foundation, reimburse Foundation for all reasonable out-of-pocket third party costs incurred by Foundation or any of its Subsidiaries in connection with this Section 5.14.

Section 5.15  Foundation Loan Agreement Amendment.

(a) Subject to Section 5.15(b) and Section 5.15(c), upon the request of Alpha, Foundation will use its commercially reasonable efforts to cooperate with Alpha to (i) obtain the execution by the Required Lenders (as defined in the Foundation Loan Agreement) of the Foundation Loan Agreement Amendment (including such changes or modifications as Alpha may reasonably request); (ii) enter into all required documentation with respect to the Foundation Loan Agreement Amendment on terms and conditions reasonably satisfactory to Alpha; and (iii) satisfy as promptly as reasonably practicable all conditions applicable to it in the Foundation Loan Agreement Amendment prior to the Closing. The effectiveness of the Foundation Loan Agreement Amendment shall be expressly conditioned on the completion of the Merger.

(b) Alpha hereby agrees and acknowledges that its obligation to effect the Merger on the Closing Date in accordance with Section 1.2 is not contingent or conditioned on obtaining the execution by the Required Lenders (as defined in the Foundation Loan Agreement) of the Foundation Loan Agreement Amendment or the effectiveness of the Foundation Loan Agreement Amendment and that no failure of Foundation to provide opinions of counsel upon the request of Alpha pursuant to Section 5.15(a) shall constitute a breach or non-performance of a representation, warranty, obligation, covenant or agreement of Foundation for purposes of Section 6.2(a), Section 6.2(b), Section 7.1(f) or Section 7.1(g).

(c) Alpha hereby agrees and acknowledges that Foundation and its Affiliates and their respective Representatives shall not have any responsibility for, or incur any liability to any Person under, the Foundation Loan Agreement Amendment, and that Alpha shall indemnify and hold harmless Foundation, its Affiliates and its Representatives from and against any and all losses, damages, claims, costs or expenses suffered or incurred by any of them in connection with the Foundation Loan Agreement Amendment and any information utilized in connection therewith, except for losses arising out of, or as a result of, information provided by Foundation, its Affiliates or its Representatives specifically for use in connection with the Loan Agreement Amendment or Foundation’s, its Affiliates’ or its Representatives’ gross negligence or willful misconduct. Alpha shall promptly, upon request by Foundation, reimburse Foundation for all reasonable out-of-pocket third party costs incurred by Foundation or any of its Subsidiaries in connection with this Section 5.15.

Section 5.16  Subsequent Filings.

(a) Until the Effective Time, Foundation and its Subsidiaries will timely file or furnish with or to the SEC each form, report and other document required to be filed or furnished (as applicable) by Foundation and its Subsidiaries under the Exchange Act.

(b) Until the Effective Time, Alpha will timely file or furnish with or to the SEC each form, report and other document required to be filed or furnished (as applicable) by the Alpha under the Exchange Act.

Section 5.17  Press Releases.  Each of Foundation and Alpha agrees that no public release or announcement concerning the transactions contemplated hereby shall be issued by any party without the prior written consent of Foundation and Alpha, which consent shall not be unreasonably withheld or delayed, except as such release or announcement may be required by Law, including the rules or regulations of any applicable United States securities exchange or regulatory or governmental body to which the relevant party is subject or submits, wherever situated, in which case the party required to make the release or announcement shall use its commercially reasonable efforts to allow each other party reasonable time (which shall in no event exceed 24 hours) to comment on such release or announcement in advance of such issuance, it being understood that the final form and content of any such release or announcement, to the extent so required, shall be at the final discretion of the disclosing party. Notwithstanding the foregoing, each of Foundation and Alpha may make any disclosures which are consistent with prior public releases or announcements made in accordance with this Section 5.17. Nothing in this Section 5.17 shall limit any rights or remedies of any party under Section 5.3 or 5.4.

Section 5.18  Stockholder Litigation.

(a) Foundation shall give Alpha the opportunity to participate, subject to a customary joint defense agreement, in, but not control, the defense or settlement of any stockholder Proceeding against Foundation or any of its directors or officers relating to the Merger or any other transactions contemplated hereby; provided, however, that no settlement or compromise shall be agreed to by or on behalf of Foundation or any of its Subsidiaries without Alpha’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed).

(b) Alpha shall give Foundation the opportunity to participate, subject to a customary joint defense agreement, in, but not control, the defense or settlement of any stockholder Proceeding against Alpha or any of its directors or officers relating to the Merger or any other transactions contemplated hereby; provided, however, that no settlement or compromise shall be agreed to by or on behalf of Alpha or any of its Subsidiaries without Foundation’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed).

Section 5.19  No Control of Other Party’s Business.  Nothing contained in this Agreement shall give Alpha, directly or indirectly, the right to control or direct Foundation’s or its Subsidiaries’ operations prior to the Effective Time, and nothing contained in this Agreement shall give Foundation, directly or indirectly, the right to control or direct Alpha’s or its Subsidiaries’ operations prior to the Effective Time. Prior to the Effective Time, each of Foundation and Alpha shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

Section 5.20  Maryland Office.  For at least 18 months following the Closing Date, the Surviving Corporation shall maintain the current offices of Foundation at the location of Foundation’s current headquarters in Linthicum Heights, Maryland.

Section 5.21  Enhanced Severance Plans.

(a) Foundation shall be entitled to adopt, prior to the Effective Time, an enhanced severance plan in accordance with the terms set forth in Section 5.21(a) of the Foundation Disclosure Schedule (the “Foundation Enhanced Severance Plan”). Notwithstanding anything contained herein to the contrary, Alpha shall cause the Surviving Corporation and each of its Subsidiaries, for the period commencing at the Effective Time and ending on December 31, 2010, to provide to each Current Employee the severance benefits set forth in the Foundation Enhanced Severance Plan.

(b) Alpha shall be entitled to adopt, prior to the Effective Time, a severance plan and an enhanced severance plan in accordance with the terms set forth in Section 5.21(b) of the Alpha Disclosure Schedule that provide substantially similar levels of benefit to similarly situated Alpha employees as the levels of benefit available to Current Employees through participation in Foundation Salaried and Non-Represented Hourly

Severance Plan, dated July 30, 2004, and the Foundation Enhanced Severance Plan (such Alpha plans, the “Alpha Severance Plan” and the “Alpha Enhanced Severance Plan”).

Section 5.22  Section 16 Matters.  Prior to the Effective Time, each of Alpha and Foundation shall use its commercially reasonable efforts to cause any dispositions of Shares (including derivative securities with respect to Shares) or dispositions of shares of Alpha Common Stock (including derivative securities with respect to shares of Alpha Common Stock) or acquisitions of shares of Surviving Corporation Common Stock (including derivative securities with respect to shares of Surviving Corporation Common Stock) resulting from the transactions contemplated by this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act to be exempt under Rule 16b-3 promulgated under the Exchange Act.

ARTICLE VI

CONDITIONS TO CONSUMMATION OF THE MERGER

Section 6.1  Conditions to Each Party’s Obligation to Effect the Merger.  The respective obligations of the parties to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions:

(a) Stockholder Approvals.  The Foundation Stockholder Approval and the Alpha Stockholder Approval shall have been obtained.

(b) No Injunctions or Restraints; Illegality.  No order, injunction, decree or other legal restraint issued by any Governmental Entity of competent jurisdiction or other Law, rule or legal restraint shall be in effect preventing, restraining or rendering illegal the consummation of any of the transactions contemplated by this Agreement. No Governmental Entity shall have commenced and not withdrawn any Proceeding seeking to enjoin, restrain or otherwise prohibit any of the transactions contemplated by this Agreement.

(c) HSR Clearance.  The waiting period under the HSR Act applicable to the Merger shall have expired or early termination thereof shall have been granted.

(d) NYSE Listing.  The shares of Surviving Corporation Common Stock to be issued (i) upon consummation of the Merger and (ii) upon the exercise of New Options or Alpha Equity Awards or vesting of Surviving Corporation restricted stock units granted pursuant to Section 2.3 shall, in each case, have been authorized for listing on the NYSE, subject to official notice of issuance.

(e) Form S-4.  The Form S-4 shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Form S-4 shall have been issued and no Proceedings for that purpose shall have been initiated or threatened by the SEC.

Section 6.2  Conditions to Obligations of Alpha.  The obligation of Alpha to effect the Merger is also subject to the satisfaction, or waiver by Alpha, at or prior to the Effective Time, of the following conditions:

(a) Representations and Warranties of Foundation.  (i) The representations and warranties of Foundation set forth in Sections 3.3, 3.6(b), 3.22, 3.23, 3.24 and 3.25 shall be true and correct in all respects, in each case, both as of the date of this Agreement and as of the Closing Date as though made on and as of such date, except to the extent any such representation or warranty is expressly made as of an earlier date (in which case such representation or warranty shall be true and correct on and as of such earlier date), (ii) the representations and warranties of Foundation set forth in Sections 3.2(a), 3.2(b) and 3.2(c) shall be true and correct in all but de minimis respects, in each case, both as of the date of this Agreement and as of the Closing Date as though made on and as of such date, except to the extent any such representation or warranty is expressly made as of an earlier date (in which case such representation or warranty shall be true and correct on and as of such earlier date), and (iii) the other representations and warranties of Foundation set forth in Article III shall be true and correct (without giving effect to any limitation on any representation or warranty indicated by the words “Foundation Material Adverse

Effect,” “in all material respects,” “material” or similar terms) as of the date of this Agreement and as of the Closing Date as though made on and as of such date, except to the extent any such representation or warranty is expressly made as of an earlier date (in which case such representation or warranty shall be true and correct on and as of such earlier date) except, in the case of this clause (iii), where the changes, effects, events or occurrences that resulted in any failures to be true and correct have not had and would not reasonably be expected to have, individually or in the aggregate, a Foundation Material Adverse Effect.

(b) Performance of Obligations of Foundation.  Foundation shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time.

(c) Officers Certificate.  Alpha shall have received a certificate signed on behalf of Foundation by its Chief Executive Officer or Chief Financial Officer certifying as to the matters set forth in Sections 6.2(a) and 6.2(b).

(d) Tax Opinion.  Alpha shall have received the opinion of its counsel, Cleary Gottlieb Steen & Hamilton LLP, in form and substance reasonably satisfactory to Alpha, dated the Closing Date, substantially to the effect that, on the basis of facts, representations and assumptions set forth in such opinion that are consistent with the state of facts existing at the Effective Time, the Merger will be treated as a reorganization within the meaning of Section 368(a) of the Code. In rendering such opinion, counsel may require and rely upon customary representations contained in certificates of officers of Foundation and Alpha as provided in Section 2.6.

Section 6.3  Conditions to Obligations of Foundation.  The obligation of Foundation to effect the Merger is also subject to the satisfaction or waiver by Foundation at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties of Alpha.  (i) The representations and warranties of Alpha set forth in Sections 4.3, 4.6(b), 4.22, 4.23, 4.24, 4.25 and 4.26 shall be true and correct in all respects, in each case, both as of the date of this Agreement and as of the Closing Date as though made on and as of such date, except to the extent any such representation or warranty is expressly made as of an earlier date (in which case such representation or warranty shall be true and correct on and as of such earlier date), (ii) the representations and warranties of Alpha set forth in Sections 4.2(a), 4.2(b) and 4.2(c) shall be true and correct in all but de minimis respects, in each case, both as of the date of this Agreement and as of the Closing Date as though made on and as of such date, except to the extent any such representation or warranty is expressly made as of an earlier date (in which case such representation or warranty shall be true and correct on and as of such earlier date), and (iii) the other representations and warranties of Alpha set forth in Article IV shall be true and correct (without giving effect to any limitation on any representation or warranty indicated by the words “Alpha Material Adverse Effect,” “in all material respects,” “material” or similar terms) as of the date of this Agreement and as of the Closing Date as though made on and as of such date, except to the extent any such representation or warranty is expressly made as of an earlier date (in which case such representation or warranty shall be true and correct on and as of such earlier date) except, in the case of this clause (iii), where the changes, effects, events or occurrences that resulted in any failures to be true and correct have not had and would not reasonably be expected to have, individually or in the aggregate, an Alpha Material Adverse Effect.

(b) Performance of Obligations of Alpha.  Alpha shall have performed in all material respects all obligations required to be performed by them under this Agreement at or prior to the Effective Time.

(c) Officers Certificate.  Foundation shall have received a certificate signed on behalf of Alpha by its Chief Executive Officer or Chief Financial Officer certifying as to the matters set forth in Sections 6.3(a) and 6.3(b).

(d) Tax Opinion.  Foundation shall have received the opinion of its counsel, Skadden, Arps, Slate, Meagher & Flom LLP, in form and substance reasonably satisfactory to Foundation, dated the Closing Date, substantially to the effect that, on the basis of facts, representations and assumptions set forth in such opinion that are consistent with the state of facts existing at the Effective Time, the Merger will be treated as a reorganization within the meaning of Section 368(a) of the Code. In rendering such opinion, counsel may require and rely upon customary representations contained in certificates of officers of Foundation and Alpha as provided in Section 2.6.

ARTICLE VII

TERMINATION; AMENDMENT; WAIVER

Section 7.1  Termination.  This Agreement may be terminated and the Merger may be abandoned at any time (notwithstanding that the Foundation Stockholder Approval and/or the Alpha Stockholder Approval may have been obtained) prior to the Effective Time:

(a) by mutual written consent of Foundation and Alpha;

(b) by either Foundation or Alpha, if any court of competent jurisdiction or other Governmental Entity shall have issued an order, decree or ruling enjoining or otherwise prohibiting any of the transactions contemplated by this Agreement and such order, decree, or ruling shall have become final and non-appealable; provided that a party shall not have the right to terminate this Agreement pursuant to this Section 7.1(b) if such party has breached any of its obligations under Section 5.8;

(c) by either Foundation or Alpha, if the Merger shall not have been consummated on or before the Outside Date; provided that the right to terminate pursuant to this Section 7.1(c) shall not be available (i) to any party whose failure to perform or comply in all material respects with the covenants and agreements of such Person set forth in this Agreement shall have contributed to the failure of the Closing to occur by such date, (ii) to Foundation, if the Foundation Special Meeting shall not have been held before the Outside Date, or (iii) to Alpha, if the Alpha Special Meeting shall not have been held before the Outside Date;

(d) by either Foundation or Alpha, if the Foundation Special Meeting shall have been convened and a vote with respect to the adoption of the “agreement of merger” (as such term is used in Section 251 of the DGCL) contained in this Agreement shall have been taken thereat (or at any adjournment or postponement thereof) and the Foundation Stockholder Approval shall not have been obtained;

(e) by either Foundation or Alpha, if the Alpha Special Meeting shall have been convened and a vote with respect to the adoption of the “agreement of merger” (as such term is used in Section 251 of the DGCL) contained in this Agreement shall have been taken thereat (or at any adjournment or postponement thereof) and the Alpha Stockholder Approval shall not have been obtained;

(f) by Foundation, if there shall have been a breach by Alpha of any of its covenants, agreements, representations or warranties set forth in this Agreement (except the covenants set forth in Section 5.4 or 5.6(b), to the extent termination due to breach of such covenants is available under Section 7.1(i)) which breach, either individually or in the aggregate, would result, if occurring or continuing at the Effective Time, in the failure of the conditions set forth in Section 6.3(a) or 6.3(b), as the case may be, and which is not cured on or before the earlier of the Outside Date and the 30th day following written notice to Alpha, or which by its nature cannot be cured within such time period; provided that Foundation shall not have the right to terminate this Agreement pursuant to this Section 7.1(f) if Foundation is then in material breach of any of its covenants or agreements contained in this Agreement;

(g) by Alpha, if there shall have been a breach by Foundation of any of its covenants, agreements, representations or warranties set forth in this Agreement (except the covenants set forth in Section 5.3 or 5.6(a), to the extent termination due to breach of such covenants is available under Section 7.1(h)), which breach, either individually or in the aggregate, would result, if occurring or continuing at the Effective Time, in the failure of the conditions set forth in Section 6.2(a) or 6.2(b), as the case may be, and which is not cured on or before the earlier of the Outside Date and the 30th day following written notice to Foundation, or which by its nature cannot be cured within such time period; provided that Alpha shall not have the right to terminate this Agreement pursuant to this Section 7.1(g) if Alpha is then in material breach of any of its covenants or agreements contained in this Agreement;

(h) by Alpha, prior to obtaining the Foundation Stockholder Approval, (i) if (A) a Change of Foundation Board Recommendation shall have occurred, or (B) Foundation shall have failed to include the Foundation Board Recommendation in the Joint Proxy Statement distributed to its stockholders, (ii) Foundation shall have materially breached its obligations under the first two sentences of Section 5.3(a) or any provision of Sections 5.3(b), 5.3(d), 5.3(e) or 5.6(a) (excluding, in each case, inadvertent breaches or failures that are capable of being cured and that are cured within two Business Days following receipt of written notice of such breach or failure from Alpha), (iii) during the three Business Days following receipt by Alpha of the written notice from Foundation informing Alpha of Foundation’s intention to effect a Change of Foundation Board Recommendation or termination pursuant to Section 5.3(d) or a Change of Foundation Board Recommendation pursuant to Section 5.3(e), as applicable, (iv) the Foundation Board shall have adopted a formal resolution approving or recommending to the stockholders of Foundation a Foundation Acquisition Proposal or publicly announced that a Foundation Acquisition Proposal constitutes a Foundation Superior Proposal or Foundation shall have publicly announced its intention to recommend or enter into any agreement providing for a Foundation Acquisition Proposal (other than a confidentiality agreement in accordance with Section 5.3(b)), or (v) a tender offer or exchange offer that would, if consummated, constitute a Foundation Acquisition Proposal shall have been commenced by a Person unaffiliated with Alpha, and Foundation shall not have published, sent or given to its stockholders, pursuant to Rule 14e-2 under the Exchange Act, within 10 Business Days after such tender offer or exchange offer is first published, sent or given, a statement recommending that stockholders reject such tender or exchange offer;

(i) by Foundation, prior to obtaining the Alpha Stockholder Approval, (i) if (A) a Change of Alpha Board Recommendation shall have occurred, or (B) Alpha shall have failed to include the Alpha Board Recommendation in the Joint Proxy Statement distributed to its stockholders, (ii) Alpha shall have materially breached its obligations under the first two sentences of Section 5.4(a) or any provision of Sections 5.4(b), 5.4(d), 5.4(e) or 5.6(b) (excluding, in each case, inadvertent breaches or failures that are capable of being cured and that are cured within two Business Days following receipt of written notice of such breach or failure from Foundation), (iii) during the three Business Days following receipt by Foundation of the written notice from Alpha informing Foundation of Alpha’s intention to effect a Change of Alpha Board Recommendation or termination pursuant to Section 5.4(d) or a Change of Alpha Board Recommendation pursuant to Section 5.4(e), as applicable, (iv) the Alpha Board shall have adopted a formal resolution approving or recommending to the stockholders of Alpha an Alpha Acquisition Proposal or publicly announced that an Alpha Acquisition Proposal constitutes an Alpha Superior Proposal or Alpha shall have publicly announced its intention to recommend or enter into any agreement providing for an Alpha Acquisition Proposal (other than a confidentiality agreement in accordance with Section 5.4(b)), or (v) a tender offer or exchange offer that would, if consummated, constitute an Alpha Acquisition Proposal shall have been commenced by a Person unaffiliated with Foundation, and Alpha shall not have published, sent or given to its stockholders, pursuant to Rule 14e-2 under the Exchange Act, within 10 Business Days after such tender offer or exchange offer is first published, sent or given, a statement recommending that stockholders reject such tender or exchange offer;

(j) by Foundation, prior to obtaining the Foundation Stockholder Approval, in accordance with, and subject to the terms and conditions of, Section 5.3(d), including the entrance into a written definitive agreement for a Foundation Superior Proposal and payment of the Foundation Termination Fee required to be paid pursuant to Section 7.3(f) concurrently with and as a condition to the effectiveness of such termination; and

(k) by Alpha, prior to obtaining the Alpha Stockholder Approval, in accordance with, and subject to the terms and conditions of, Section 5.4(d), including the entrance into a written definitive agreement for an Alpha Superior Proposal and payment of the Alpha Termination Fee required to be paid pursuant to Section 7.3(g) concurrently with and as a condition to the effectiveness of such termination.

The party desiring to terminate this Agreement pursuant to any of clauses (b) through (k) of this Section 7.1 shall give written notice of such termination to the other party in accordance with Section 8.5, specifying the provision or provisions hereof pursuant to which such termination is effected.

Section 7.2  Effect of Termination.  If this Agreement is terminated and the Merger is abandoned pursuant to Section 7. 1, this Agreement shall forthwith become void and have no effect, without any liability on the part of any party or its directors, officers or stockholders, other than the provisions of Section 5.7(b), Section 5.13(c), Section 5.14(d), Section 5.15(c), this Section 7.2, Section 7.3, Section 7.4 and Section 7.5 and Article VIII, which provisions shall survive such termination; provided, however, no such termination shall relieve or release any party from any liabilities or damages resulting from any material breach by a party of any of its representations, warranties, covenants or agreements set forth in this Agreement.

Section 7.3  Fees and Expenses.

(a) Whether or not the Merger is consummated, except as otherwise specifically provided herein (including the reimbursement of expenses and other obligations of Alpha set forth in Section 5.13(c), Section 5.14(d) and Section 5.15(c)), all costs and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such costs and expenses.

(b) If (i) at any time after the date of this Agreement a Foundation Acquisition Proposal shall have been made directly to the stockholders of Foundation or otherwise become publicly known or any Person shall have publicly announced or made known an intention (whether or not conditional) to make a Foundation Acquisition Proposal, and, in each case, such Foundation Acquisition Proposal has not been publicly withdrawn at the time of the event giving rise to termination of this Agreement as described in clause (ii) below, and (ii) following the occurrence of an event described in the preceding clause (i), this Agreement is terminated by Alpha or Foundation pursuant to Section 7.1(c) or Section 7.1(d) or by Alpha pursuant to Section 7.1(g), and (iii) either (A) on or before the date that is twelve months after the date of such termination described in clause (ii) above, Foundation consummates any Foundation Acquisition Proposal (whether or not the same Foundation Acquisition Proposal described in clause (i)) or (B) both (1) on or before the date that is twelve months after the date of such termination described in clause (ii) above, Foundation enters into a definitive agreement in respect of any Foundation Acquisition Proposal (whether or not the same Foundation Acquisition Proposal described in clause (i)) and (2) any Foundation Acquisition Proposal is consummated within the one-year period following such entry into a definitive agreement (whether or not the same Foundation Acquisition Proposal described in clause (i) or in clause (iii)(B)(1)), then Foundation shall pay to Alpha, the Foundation Termination Fee on the date of, and as a condition to, the consummation of such Foundation Acquisition Proposal described in clause (iii)(A) or (iii)(B)(2); provided that for purposes of only this Section 7.3(b), the term “Foundation Acquisition Proposal” shall have the meaning assigned to such term in Section 5.3(h), except that the references therein to “15%” shall be deemed to be references to “more than 50%.”

(c) If Alpha terminates this Agreement pursuant to Section 7.1(h), then Foundation shall pay to Alpha, as promptly as reasonably practicable (and in any event within two Business Days) after such termination, the Foundation Termination Fee.

(d) If Foundation terminates this Agreement pursuant to Section 7.1(i), then Alpha shall pay to Foundation, as promptly as reasonably practicable (and in any event within two Business Days) after such termination, the Alpha Termination Fee.

(e) If (i) at any time after the date of this Agreement an Alpha Acquisition Proposal shall have been made directly to the stockholders of Alpha or otherwise become publicly known or any Person shall have publicly announced or made known an intention (whether or not conditional) to make an Alpha Acquisition Proposal, and, in each case, such Alpha Acquisition Proposal has not been publicly withdrawn at the time of the event giving rise to termination of this Agreement as described in clause (ii) below, and (ii) following the occurrence of an event described in the preceding clause (i), this Agreement is terminated by Alpha or Foundation pursuant to Section 7.1(c) or Section 7.1(e) or by Foundation pursuant to Section 7.1(f), and (iii) either (A) on or before the date that is twelve months after the date of such termination described in clause (ii) above, Alpha consummates any Alpha Acquisition Proposal (whether or not the same Alpha Acquisition Proposal described in clause (i)) or (13) both (1) on or before the date that is twelve months after the date of such termination described in clause (ii) above, Alpha enters into a definitive agreement in respect of any Alpha Acquisition Proposal (whether or not the same Alpha Acquisition Proposal described in clause (i)) and (2) any Alpha Acquisition Proposal is consummated within the one-year period following such entry into a definitive agreement (whether or not the same Alpha Acquisition Proposal described in clause (i) or in clause (iii)(B)(1)), then Alpha shall pay to Foundation the Alpha Termination Fee on the date of, and as a condition to, the consummation of such Alpha Acquisition Proposal described in clause (iii)(A) or (iii)(B)(2); provided that for purposes only of this Section 7.3(e), the term “Alpha Acquisition Proposal” shall have the meaning assigned to such term in Section 5.4(h), except that the references therein to “15%” shall be deemed to be references to “more than 50%.”

(f) If Foundation terminates this Agreement pursuant to Section 7.1(j), then Foundation shall pay to Alpha, simultaneously with, and as a condition to the effectiveness of, such termination, the Foundation Termination Fee.

(g) If Alpha terminates this Agreement pursuant to Section 7.1(k), then Alpha shall pay to Foundation, simultaneously with, and as a condition to the effectiveness of, such termination, the Alpha Termination Fee.

(h) For purposes of this Agreement, (i) “Alpha Termination Fee” means an amount in cash equal to $75,400,000, and (ii) “Foundation Termination Fee” means an amount in cash equal to $53,100,000. The Foundation Termination Fee or Alpha Termination Fee, as applicable, shall be paid (when due and owing) by Foundation to Alpha, or by Alpha to Foundation, as the case may be, by wire transfer of immediately available funds to the account designated in writing by the relevant payee.

(i) Each of Foundation and Alpha acknowledges that the agreements contained in this Section 7.3 are an integral part of the transactions contemplated by this Agreement. In the event that Foundation shall fail to pay the Foundation Termination Fee (or any portion thereof) when due, or Alpha shall fail to pay the Alpha Termination Fee (or any portion thereof) when due, Foundation or Alpha, as the case may be, shall reimburse the other party for all reasonable costs and expenses actually incurred or accrued by such other party (including reasonable expenses of counsel) in connection with the collection under and enforcement of this Section 7.3, together with interest on the amount of such amount or portion thereof at the prime rate of Citibank N.A. in effect on the date such payment was required to be made through the date of payment.

(j) In no event shall Foundation be required to pay the Foundation Termination Fee on more than one occasion and in no event shall Alpha be required to pay the Alpha Termination Fee on more than one occasion.

Section 7.4  Amendment.  To the extent permitted by applicable Law, this Agreement may be amended by Foundation and Alpha, at any time before or after the Foundation Stockholder Approval and the Alpha Stockholder Approval but, after such adoption of the Foundation Stockholder Approval and Alpha Stockholder Approval, no amendment shall be made which decreases the Foundation Merger Consideration or the Alpha Merger Consideration or which adversely affects the rights of Foundation’s stockholders or Alpha’s stockholders hereunder without the approval of the stockholders of Foundation or Alpha, as the case may be. This Agreement may not be amended, changed, supplemented or otherwise modified except by an instrument in writing signed on behalf of all of the parties.

Section 7.5  Extension; Waiver; Remedies.

(a) At any time prior to the Effective Time, each party hereto may (i) extend the time for the performance of any of the obligations or other acts of any other party hereto, (ii) waive any inaccuracies in the representations and warranties contained herein by any other party or in any document, certificate or writing delivered pursuant hereto by any other party, or (iii) waive compliance by any other party with any of the agreements or conditions contained herein. Any agreement on the part of any party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party against which such waiver or extension is to be enforced.

(b) The failure of any party hereto to exercise any rights, power or remedy provided under this Agreement, or to insist upon compliance by any other party hereto with its obligations hereunder, and any custom or practice of the parties at variance with the terms hereof, shall not constitute a waiver by such party of its right to exercise any such or other right, power or remedy or to demand such compliance.

ARTICLE VIII

MISCELLANEOUS

Section 8.1  Representations and Warranties.  The representations and warranties made in Articles III and IV or any instrument delivered pursuant to this Agreement shall not survive beyond the Effective Time. Each covenant or agreement of the parties in this Agreement shall not survive beyond the Effective Time, other than any covenant or agreement that by its terms contemplates performance after the Effective Time, including Sections 1.4, 5.9, 5.10, 5.20 and 5.21, which shall survive until fully performed.

Section 8.2  Entire Agreement Assignment.  This Agreement, together with the Foundation Disclosure Schedule, the Alpha Disclosure Schedule, and the Confidentiality Agreement and the exhibits hereto, constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, between the parties with respect to subject matter hereof. The Agreement shall not be assigned by any party by operation of law or otherwise without the prior written consent of the other parties.

Section 8.3  Jurisdiction; Venue.  Each of the parties hereto (i) consents to submit itself to the personal jurisdiction of the Court of Chancery of the State of Delaware or if jurisdiction in such court is not available, any court of the United States located in the Borough of Manhattan in the State of New York in the event any dispute arises out of this Agreement or any of the transactions contemplated by this Agreement, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, and (iii) agrees that it will not bring any action or proceeding relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the Court of Chancery of the State of Delaware or, if under applicable law exclusive jurisdiction over such matter is vested in the federal courts, any court of the United States located in the Borough of Manhattan in the State of New York.

Section 8.4  Validity; Specific Performance.

(a) If any term or other provision of this Agreement is held to be invalid, illegal or incapable of being enforced by any rule of law or public policy in any jurisdiction, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect and shall not be affected thereby, so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced in any jurisdiction, this Agreement will be reformed, construed and enforced in such jurisdiction so as to effect the original intent of the parties as closely as possible to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

(b) The parties hereto agree that irreparable damage would occur and that the parties would not have any adequate remedy at law in the event that any provision of this Agreement were not performed in accordance with their specific terms hereof or were otherwise breached and that it is accordingly agreed that, prior to termination of this Agreement, the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to specific performance of the terms hereof, in addition to any other remedy at law or equity.

Section 8.5  Notices.  All notices, requests, claims, demands and other communications hereunder shall be given (and shall be deemed to have been duly received if given) by hand delivery in writing or by facsimile transmission with confirmation of receipt or by recognized overnight courier service, as follows:

if to Alpha:

Alpha Natural Resources, Inc.
P.O. Box 2345
Abingdon, Virginia 24212

Attention:	Vaughn R. Groves Vice President and General Counsel
Facsimile: (276) 628-3116

with a copy to:

Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, New York 10006

Attention:	Ethan A. Klingsberg Jeffrey S. Lewis
Facsimile: (212) 225-3999

if to Foundation:

Foundation Coal Holdings, Inc.
999 Corporate Boulevard
Suite 300
Linthicum Heights, Maryland 21090

Attention:	Greg A. Walker Senior Vice President, General Counsel and Secretary
Facsimile: (410) 689-7921

with a copy to:

Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036

Attention:	Mark C. Smith
Allison R. Schneirov
Facsimile: (212) 735-2000

or to such other address as the Person to whom notice is given may have previously furnished to the others in writing in the manner set forth above.

Section 8.6  Governing Law.  This Agreement shall be governed by and construed in accordance with the Laws of the State of Delaware applicable to contracts made and to be performed entirely within that State.

Section 8.7  Descriptive Headings.  The descriptive headings herein (including the Table of Contents) are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

Section 8.8  Parties in Interest.  This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to confer upon any other Person any rights or remedies of any nature whatsoever under or by reason of this Agreement, except (i) Section 5.13(c), Section 5.14(d) and Section 5.15(c) (which are intended to be for the benefit of the Persons referred to therein, and may be enforced by any such Persons); (ii) from and after (and at no time before) the Effective Time: (A) the provisions of Article II providing for the delivery of Foundation Merger Consideration shall be for the benefit of and enforceable by the holders of Foundation Common Stock at the Effective Time and (B) the provisions of Section 2.3 shall be for the benefit of and enforceable by the holders of Foundation

Stock Options, restricted Shares, Foundation Restricted Stock Units and Foundation Cash Units at the Effective Time and (iii) from and after (and at no time before) the Effective Time, the provisions set forth in Section 5.9 of this Agreement shall be for the benefit of and enforceable by the Indemnified Parties in accordance with Section 5.9(e). Without creating any third party beneficiary rights whatsoever, after the termination of this Agreement without the Effective Time having occurred, Foundation may, on behalf of the stockholders of Foundation as a group, pursue damages exclusively pursuant and subject to the proviso to Section 7.2 and such damages, if any, shall be determined based on the damages to the stockholders of Foundation as a group.

Section 8.9  Interpretation.  When reference is made in this Agreement to a Section, such reference shall be to a Section of this Agreement unless otherwise indicated. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein,” “hereby” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The word “or” shall not be exclusive. Whenever used in this Agreement, any noun or pronoun shall be deemed to include the plural as well as the singular and to cover all genders. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting or causing any instrument to be drafted.

Section 8.10  Counterparts.  This Agreement may be executed in counterparts, each of which shall be deemed to be an original, but all of which, taken together, shall constitute one and the same agreement.

Section 8.11  Certain Definitions.  For purposes of this Agreement, the following terms shall have the following meanings:

“Administrative Agent” means Citicorp North America, Inc., in its capacity as administrative agent for the Lenders and as agent for the Secured Parties (each as defined in the Foundation Loan Agreement).

“Affiliate” has the meaning given to such terms in Rule 12b-2 under the Exchange Act.

“Alpha Material Adverse Effect” means any change, effect, event or occurrence that is materially adverse to (i) the assets and liabilities (taken as a whole), business, financial condition or results of operations of Alpha and its Subsidiaries, taken as a whole, or (ii) the ability of Alpha to timely perform its obligations under this Agreement or to timely consummate the transactions contemplated hereby; provided, however, that, in the case of clause (i) only, changes, effects, events or occurrences shall not be deemed to constitute, and shall not be taken into account in determining whether there has been or will be, an Alpha Material Adverse Effect to the extent resulting from (1) general changes after the date hereof in general economic conditions or in the industries in which Alpha and its Subsidiaries operate; (2) changes in Law of general applicability or interpretations thereof by Governmental Entities or changes in generally accepted accounting principles or in accounting standards; (3) the execution, announcement, pendency or performance of this Agreement or the consummation of the transactions contemplated hereby, including the impact thereof on relationships with customers, suppliers, distributors, partners or employees, or any litigation arising relating to this Agreement or the transactions contemplated by this Agreement (provided that this clause (3) shall not affect the representations set forth in Sections 4.3, 4.4(a), 4.4(b), 4.10, 4.22 or 4.23 of this Agreement or the provision that such representations be true and correct in accordance with the terms of Section 6.3(a) and performance of Section 5.2 shall not be covered by this clause (3)); (4) acts of war or terrorism (or the escalation of the foregoing); (5) a decrease in the market price or volume of shares of Alpha Common Stock in and of itself (and not the underlying causes thereof); and (6) the fact, in and of itself (and not the underlying causes thereof) that Alpha or its Subsidiaries failed to meet any projections, forecasts, or revenue or earnings predictions, except to the extent, in the case of clauses (1), (2) and (4), such change, effect, event or occurrence has a disproportionate effect on Alpha and its Subsidiaries, taken as a whole, compared with other companies operating in the industries in which Alpha and its Subsidiaries operate (and in any such case, only such disproportionate impact shall be taken into account for purposes of determining if an Alpha Material Adverse Effect has occurred).

“Alpha Plan” means each “employee benefit plan” as defined in Section 3(3) of ERISA, whether or not subject to ERISA, including each bonus, profit sharing, deferred compensation, incentive compensation, stock ownership, stock purchase, stock option, phantom stock or other equity-based or other employee benefit plan, program, policy, practice, arrangement, agreement, fund or commitment, and each employment, retention, consulting, change in control, salary continuation, termination or severance plan, program, policy, practice, arrangement or agreement entered into, maintained, sponsored or contributed to by Alpha or any of its Subsidiaries or to which Alpha or any of its Subsidiaries has any obligation to contribute, or with respect to which Alpha or any of its Subsidiaries has any liability, direct or indirect, contingent or otherwise (including a liability arising out of an indemnification, guarantee, hold harmless or similar agreement) or otherwise providing benefits to any current, former or future employee, officer or director of Alpha or any of its Subsidiaries or to any beneficiary or dependant thereof; provided that “multiemployer plans” (within the meaning of Section 4001(a)(3) of ERISA), standard-form employment agreements outside the United States with notice periods of 180 days or less, and plans, programs, policies, or agreements required to be maintained by applicable Law shall not be considered Alpha Plans.

“beneficial ownership” has the meaning given to such term in Rule 13d-3 under the Exchange Act. Phrases such as “beneficially own” or “own beneficially” have correlative meanings.

“Business Day” has the meaning given to such term in Rule 14d-1(g) under the Exchange Act.

“Confidentiality Agreement” means the confidentiality agreement dated June 3, 2008 by and between Foundation and Alpha.

“Controlled Group Liability” means any and all liabilities (i) under Title IV of ERISA, (ii) under Section 302 of ERISA, (iii) under Sections 412 and 4971 of the Code, (iv) resulting from a violation of the continuation coverage requirements of Section 601 et seq. of ERISA and Section 4980B of the Code or the group health plan requirements of Sections 601 et seq. of the Code and Section 601 et seq. of ERISA, and (v) under corresponding or similar provisions of foreign Laws.

“Foundation Holdings Subsidiary” means Foundation Coal Corporation, a Delaware corporation.

“Foundation Material Adverse Effect” means any change, effect, event or occurrence that is materially adverse to (i) the assets and liabilities (taken as a whole), business, financial condition or results of operations of Foundation and its Subsidiaries, taken as a whole, or (ii) the ability of Foundation to timely perform its obligations under this Agreement or to timely consummate the transactions contemplated hereby; provided, however, that, in the case of clause (i) only, changes, effects, events or occurrences shall not be deemed to constitute, and shall not be taken into account in determining whether there has been or will be, a Foundation Material Adverse Effect to the extent resulting from (1) general changes after the date hereof in general economic conditions or in the industries in which Foundation and its Subsidiaries operate; (2) changes in Law of general applicability or interpretations thereof by Governmental Entities or changes in generally accepted accounting principles or in accounting standards; (3) the execution, announcement, pendency or performance of this Agreement or the consummation of the transactions contemplated hereby, including by reason of any communication by Alpha regarding the plans or intentions of Alpha with respect to the conduct of the business of Foundation and including the impact thereof on relationships with customers, suppliers, distributors, partners or employees, or any litigation arising relating to this Agreement or the transactions contemplated by this Agreement (provided that this clause (3) shall not affect the representations set forth in Sections 3.3, 3.4(a), 3.4(b), 3.10, 3.22 or 3.23 of this Agreement or the provision that such representations be true and correct in accordance with the terms of Section 6.2(a) and performance of Section 5.1 shall not be covered by this clause (3)); (4) acts of war or terrorism (or the escalation of the foregoing); (5) a decrease in the market price or volume of the Shares in and of itself (and not the underlying causes thereof); and (6) the fact, in and of itself (and not the underlying causes thereof) that Foundation or its Subsidiaries failed to meet any projections, forecasts, or revenue or earnings predictions; except to the extent, in the case of clauses (1), (2) and (4), such change, effect, event or occurrence has a disproportionate effect on Foundation and its Subsidiaries, taken as a whole, compared with other companies operating in the industries in which

Foundation and its Subsidiaries operate (and in any such case, only such disproportionate impact shall be taken into account for purposes of determining if a Foundation Material Adverse Effect has occurred).

“Foundation PA Subsidiary” means Foundation PA Coal Company, LLC, a Delaware limited liability company.

“Foundation Plan” means each “employee benefit plan” as defined in Section 3(3) of ERISA, whether or not subject to ERISA, including each bonus, profit sharing, deferred compensation, incentive compensation, stock ownership, stock purchase, stock option, phantom stock or other equity-based or other employee benefit plan, program, policy, practice, arrangement, agreement, fund or commitment, and each employment, retention, consulting, change in control, salary continuation, termination or severance plan, program, policy, practice, arrangement or agreement entered into, maintained, sponsored or contributed to by Foundation or any of its Subsidiaries or to which Foundation or any of its Subsidiaries has any obligation to contribute, or with respect to which Foundation or any of its Subsidiaries has any liability, direct or indirect, contingent or otherwise (including a liability arising out of an indemnification, guarantee, hold harmless or similar agreement) or otherwise providing benefits to any current, former or future employee, officer or director of Foundation or any of its Subsidiaries or to any beneficiary or dependant thereof; provided that “multiemployer plans” (within the meaning of Section 4001(a)(3) of ERISA), standard-form employment agreements outside the United States with notice periods of 180 days or less, and plans, programs, policies, or agreements required to be maintained by applicable Law shall not be considered Foundation Plans.

“Indebtedness” of any Person means, as of any date, the amount equal to the sum (without any double-counting) of the following obligations (whether or not then due and payable), to the extent they are of such Person or its Subsidiary or guaranteed by such Person or its Subsidiary as of such date: (i) all outstanding indebtedness for borrowed money owed to third parties, (ii) accrued interest payable with respect to Indebtedness referred to in clause (i), (iii) all obligations for the deferred purchase price of property or services (including any potential future earn-out, purchase price adjustment or similar payments), (iv) all obligations evidenced by notes, bonds, debentures or other similar instruments (whether or not convertible), (v) all obligations under indentures or arising out of any financial hedging, swap or similar arrangements, and (vi) all obligations as lessee that would be required to be capitalized in accordance with GAAP.

“knowledge” means (i) with respect to Foundation, the actual knowledge of the individuals listed in Section 8.11(a) of the Foundation Disclosure Schedule and (ii) with respect to Alpha, the actual knowledge of the individuals listed in Section 8.11(a) of the Alpha Disclosure Schedule.

“Lien” means any mortgage, deed of trust, lien (statutory or other), pledge, security interest, claim, covenant, condition, restriction, option, right of first offer or refusal, charge, easement, right-of-way, encroachment, third party right, limitation in voting right or other encumbrance or title defect of any kind or nature.

“Outside Date” means November 11, 2009; provided that if, on November 11, 2009, the condition set forth in Section 6.1(c) is not satisfied, but all other conditions set forth in Article VI are satisfied or would be satisfied if the Closing were to occur on such date (as evidenced by written confirmation delivered by the relevant Persons required to deliver certificates pursuant to Article VI), then either party shall, if it has a good faith belief that the condition set forth in Section 6.1(c) will be satisfied before the date that is February 11, 2010, have the right, upon written notice to other party during the five Business Days preceding November 11, 2009, to extend the Outside Date to February 11, 2010; provided, however, that no party shall have the right to extend the Outside Date if such party has not complied with its obligations under Section 5.8 hereof in a manner that contributed to the failure of the condition to be satisfied by November 11, 2009.

“Permit” means any registration, application, license, request for exemption, clearance, approval, permit, franchise and other regulatory authorization, in each instance, from Governmental Entities having jurisdiction.

“Permitted Liens” means (i) statutory liens securing payments not yet due, (ii) such imperfections or irregularities of title, easements, trackage rights, leases, licenses, special assessments, rights-of-way, restrictions on use of real property and other similar encumbrances incurred in the ordinary course of business that, in the aggregate, do not materially affect the use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties, (iii) mortgages, or deeds of trust, security interests or other encumbrances on title related to indebtedness reflected on the consolidated financial statements (x) of Foundation set forth in Section 8.11(b) of the Foundation Disclosure Schedule or (y) of Alpha set forth in Section 8.11(b) of the Alpha Disclosure Schedule, (iv) Liens for Taxes not yet due and payable or that are being contested in good faith and by appropriate proceedings and for which adequate reserves have been maintained in accordance with GAAP, (v) mechanics’, materialmen’s or other Liens or security interests arising by operation of law that secure a liquidated amount that are being contested in good faith and by appropriate proceedings and for which adequate reserves have been maintained in accordance with GAAP, (vi) any other Liens that would not have, individually or in the aggregate, a Foundation Material Adverse Effect or Alpha Material Adverse Effect, as the case may be, (vii) pledges or deposits to secure obligations under workers’ compensation Laws or similar legislation or to secure public or statutory obligations, and (viii) pledges and deposits to secure the performance of bids, trade contracts, leases, surety and appeal bonds, performance bonds and other obligations of a similar nature, in each case in the ordinary course of business.

“Person” means any individual, corporation, limited liability company, partnership, association, trust, estate or other entity or organization, including any Governmental Entity.

“Representatives” means, when used with respect to any Person, the directors, officers, employees, consultants, financial advisors, accountants, legal counsel, investment bankers, and other agents, advisors and representatives of such Person, as applicable, and its Subsidiaries.

“Significant Subsidiary” has the meaning given to such term in Rule 12b-2 under the Exchange Act.

“Subsidiary” means, when used with reference to a Person, any other Person (other than natural persons) of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other Persons performing similar functions, or a majority of the outstanding voting securities of which, are owned directly or indirectly by such first Person.

“Treasury Regulations” means the regulations promulgated under the Code, as amended from time to time (including any successor regulations).

[Remainder of page intentionally left blank.]

IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed on its behalf by its officers thereunto duly authorized, all at or on the day and year first above written.

ALPHA NATURAL RESOURCES, INC.

By:	/s/ Michael J. Quillen
Name:     Michael J. Quillen

Title:	Chief Executive Officer

FOUNDATION COAL HOLDINGS, INC.

By:
Name:

Title:

IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed on its behalf by its officers thereunto duly authorized, all at or on the day and year first above written.

ALPHA NATURAL RESOURCES, INC.

By:
Name:

Title:

FOUNDATION COAL HOLDINGS, INC.

By:	/s/ James F. Roberts
Name:     James F. Roberts

Title:	Chief Executive Officer

ANNEX A

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

ALPHA NATURAL RESOURCES, INC.

ARTICLE I:

NAME OF CORPORATION

The name of this corporation (the “Corporation”) is: Alpha Natural Resources, Inc.

ARTICLE II:

REGISTERED OFFICE

The address of the registered office of the Corporation in the State of Delaware is Corporation Trust Center, 1209 Orange Street, Wilmington, County of New Castle, Delaware 19801 and the name of its registered agent at that address is The Corporation Trust Company.

ARTICLE III:

PURPOSE

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (the “Delaware Code”).

ARTICLE IV:

AUTHORIZED CAPITAL STOCK

A. The total number of shares of all classes of stock that the Corporation shall have the authority to issue is 210,000,000, which shall be divided into two classes as follows:

1. 200,000,000 shares of Common Stock, par value $0.01 per share (“Common Stock”); and

2. 10,000,000 shares of Preferred Stock, par value $0.01 per share (the “Preferred Stock”). The Board of Directors is hereby expressly authorized, by resolution or resolutions, to provide, out of the unissued shares of Preferred Stock, for series of Preferred Stock and, with respect to each such series, to fix the number of shares constituting such series and the designation of such series, the voting powers (if any) of the shares of such series, and the preferences and relative, participating, optional or other special rights, if any, and any qualifications, limitations or restrictions thereof, of the shares of such series, as are not inconsistent with this Certificate of Incorporation or any amendment hereto, and as may be permitted by the Delaware Code.

B. Each holder of record of Common Stock shall have one vote for each share of Common Stock which is outstanding in his, her or its name on the books of the Corporation and which is entitled to vote. In the election of directors, each stockholder shall be entitled to cast for any one candidate no greater number of votes than the number of shares held by such stockholder; no stockholder shall be entitled to cumulate votes on behalf of any candidate. Except as otherwise required by law, holders of record of Common Stock shall not be entitled to vote on any amendment to this Certificate of Incorporation (including any certificate of designations relating to any series of Preferred Stock) that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to this Certificate of Incorporation (including any certificate of designations relating to any series of Preferred Stock) or pursuant to the Delaware Code.

C. Except as otherwise required by law, holders of any series of Preferred Stock, shall be entitled only to such voting rights, if any, as shall expressly be granted thereto by this Certificate of Incorporation (including any certificate of designations relating to such series).

D. Subject to applicable law and rights, if any, of the holders of any outstanding series of Preferred Stock or any class or series of stock having preference over the right to participate with the Common Stock with respect to the payment of dividends, dividends may be declared and paid on the Common Stock at such times and in such amounts as the Board of Directors in its discretion shall determine.

E. Upon the dissolution, liquidation or winding up of the Corporation, subject to the rights, if any, of the holders of any outstanding series of Preferred Stock or any class or series of stock having a preference over the right to participate with the Common Stock with respect to the distribution of assets of the Corporation upon such dissolution, liquidation or winding up of the Corporation, the holders of Common Stock, shall be entitled to receive the assets of the Corporation available for distribution to its stockholders ratably in proportion to the number of shares held by them.

F. Holders of the Common Stock shall not have preemptive rights.

ARTICLE V:

AMENDMENT OF CERTIFICATE OF INCORPORATION AND BYLAWS

A. Notwithstanding anything contained in this Certificate of Incorporation to the contrary, the affirmative vote of the holders of at least 75% in voting power of all shares of the Corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required to alter, amend or repeal Article V, Article VI or Article VIII or to adopt any provision inconsistent therewith.

B. In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, repeal, alter, amend and rescind the bylaws of the Corporation. Notwithstanding anything contained in this Certificate of Incorporation to the contrary, the affirmative vote of the holders of at least 75% in voting power of all shares of the Corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required in order for the stockholders to alter, amend or repeal any provisions of the bylaws which is to the same effect as Article V, Article VI and Article VIII of this Certificate of Incorporation or to adopt any provision inconsistent therewith.

ARTICLE VI:

ELECTION AND REMOVAL OF DIRECTORS

A. The business and affairs of the Corporation shall be managed under the direction of a Board of Directors consisting of not less than three directors, the exact number of directors to be determined from time to time by resolution adopted by affirmative vote of a majority of the Board of Directors.

B. Any or all of the directors (other than the directors elected by the holders of any class or classes of Preferred Stock of the Corporation, voting separately as a class or classes, as the case may be) may be removed at any time either with or without cause by the affirmative vote of at least 75% in voting power of all shares of the Corporation entitled to vote generally in the election of directors, voting as a single class.

C. Elections of directors need not be by written ballot unless the bylaws of the Corporation shall so provide.

ARTICLE VII:

INDEMNIFICATION; LIMITATION OF DIRECTOR LIABILITY

A. The Corporation shall indemnify its directors, officers, employees and agents, or persons serving at the request of the Corporation as a director, officer, employee or agent of another corporation, where such person is made party or threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal or administrative, by reason of the fact that the person is or was a director, officer, employee or agent of the Corporation or serving such capacity in another corporation at the request of the Corporation, in each case to the fullest extent permitted by Section 145 of the Delaware Code as the same exists or may hereafter be amended.

B. To the fullest extent permitted by the Delaware Code as the same exists or may hereafter be amended, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for any liability imposed by law (as in effect from time to time) (i) for any breach of the director’s duty of loyalty to the Corporation or its stockholders, (ii) for any act or omission not in good faith or which involved intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware Code or (iv) for any transaction from which the director derived an improper personal benefit.

C. If the Delaware Code is amended after the date of the filing of this Certificate of Incorporation to authorize corporate action further eliminating or limiting the personal liability of directors or permitting indemnification to a fuller extent, then the liability of a director of the Corporation shall be eliminated or limited, and indemnification shall be extended, in each case to the fullest extent permitted by the Delaware Code, as so amended from time to time. No repeal or modification of this Article VII by the stockholders shall adversely affect any right or protection of a director of the Corporation existing by virtue of this Article VII at the time of such repeal or modification.

ARTICLE VIII:

CONSENT OF STOCKHOLDERS IN LIEU OF MEETING AND
SPECIAL MEETING OF STOCKHOLDERS

A. Any action required or permitted to be taken by the holders of the Common Stock of the Corporation must be effected at a duly called annual or special meeting of such holders and may not be effected by any consent in writing by such holders.

B. Except as otherwise required by law and subject to the holders of any series of Preferred Stock, special meetings of the stockholders of the Corporation for any purpose or purposes may be called at any time by the Board of Directors or a committee of the Board of Directors which has been duly designated by the Board of Directors and whose powers and authority, as provided in a resolution of the Board of Directors or in the bylaws of the Corporation, include the power to call such meetings, but such special meetings may not be called by any other person or persons.

ARTICLE IX:

SECTION 203

The Corporation hereby expressly elects not to be governed by Section 203 of the Delaware Code.

ANNEX B

AMENDED AND RESTATED BYLAWS

OF

ALPHA NATURAL RESOURCES, INC.

(Effective [          ], 2009)

ARTICLE I

Offices

Section 1.01  Registered Office.  The Corporation shall maintain its registered office in the State of Delaware at The Corporation Trust Company, 1209 Orange Street, Wilmington, Delaware 19801. The Corporation may also have offices in such other places in the United States or elsewhere as the Board of Directors may, from time to time, appoint or as the business of the Corporation may require.

ARTICLE II

Meetings of Stockholders

Section 2.01  Annual Meetings.  (A) Annual meetings of stockholders may be held at such place, either within or without the State of Delaware, and at such time and date as the Board of Directors shall determine. The Board of Directors may, in its sole discretion, determine that the meeting shall not be held at any place, but may instead be held solely by means of remote communication as described in Section 2.02 of these Bylaws in accordance with Section 211(a)(2) of the Delaware General Corporation Law.

(B) Nominations of persons for election to the Board of Directors and the proposal of other business to be considered by the stockholders may be made at an annual meeting of stockholders (1) pursuant to the Corporation’s notice of meeting delivered pursuant to Section 2.03 of these Bylaws, (2) by or at the direction of the Chairman of the Board or (3) by any stockholder of the Corporation who is entitled to vote at the meeting, who complied with the notice procedures set forth in paragraphs (B), (C) and (D) of this Section 2.01 and who was a stockholder of record at the time such notice is delivered to the Secretary of the Corporation.

(C) For nominations or other business to be properly brought before an annual meeting by a stockholder pursuant to clause (3) of paragraph (B) of this Section 2.01, the stockholder must have given timely notice thereof in writing to the Secretary of the Corporation at the principal executive offices of the Corporation not less than ninety (90) days nor more than one hundred and twenty (120) days prior to the first anniversary of the date on which the Corporation first mailed its proxy materials for the preceding year’s annual meeting; provided, however, that in the event that the date of the annual meeting is changed by more than thirty (30) days from the anniversary date of the previous year’s meeting, notice by the stockholder to be timely must be so delivered not earlier than one hundred and twenty (120) days prior to such annual meeting and not later than the close of business on the later of the ninetieth (90th) day prior to such annual meeting or the tenth (10th) day following the day on which public announcement of the date of such meeting is first made. Public announcement of an adjournment of an annual meeting shall not commence a new time period for the giving of a stockholder’s notice. Notwithstanding anything in this Section 2.01(C) to the contrary, if the number of directors to be elected to the Board of Directors of the Corporation at an annual meeting is increased and there is no public announcement by the Corporation naming all of the nominees for director or specifying the size of the increased board of directors at least one hundred (100) calendar days prior to the anniversary of the mailing of proxy materials for the prior year’s annual meeting of stockholders, then a stockholder’s notice required by this Section shall be considered timely, but only with respect to nominees for any new positions created by such increase, if it is received by the Secretary of the Corporation not later than the close of business on the tenth (10th) calendar day following the day on which such public announcement is first made by the Corporation.

(D) Such stockholder’s notice also shall set forth (1) as to each person whom the stockholder proposes to nominate for election or re-election as a director all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors, or is otherwise required, in each case pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), including such person’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected; (2) as to any other business that the stockholder proposes to bring before the meeting, a brief description of the business desired to be brought before the meeting, the text of any resolution proposed to be adopted at the meeting, the reasons for conducting such business at the meeting and any material interest in such business of such stockholder and the beneficial owner, if any, on whose behalf the proposal is made; and (3) as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made (a) the name and address of such stockholder, as they appear on the Corporation’s books, and of such beneficial owner and (b) the class and number of shares of the Corporation which are owned beneficially and of record by such stockholder and such beneficial owner.

(E) (1) Only such persons who are nominated in accordance with the procedures set forth in this Section 2.01 shall be eligible for election to serve as directors and only such business shall be conducted at a meeting of stockholders as shall have been brought before the meeting in accordance with the procedures set forth in this Section. Except as otherwise provided by law, the Certificate of Incorporation or these Bylaws, the chairman of the meeting shall have the power and duty to determine whether a nomination or any business proposed to be brought before the meeting was made or proposed, as the case may be, in accordance with the procedures set forth in these Bylaws and, if any proposed nomination or business is not in compliance with these Bylaws, to declare that such defective proposal or nomination shall be disregarded. The chairman of the meeting of stockholders shall, if the facts warrant, determine and declare to the meeting that any nomination or business was not properly brought before the meeting and in accordance with the provisions of these Bylaws, and if he or she should so determine, the chairman shall so declare to the meeting, and any such nomination or business not properly brought before the meeting shall not be transacted.

(2) Whenever used in these Bylaws, “public announcement” shall mean disclosure (a) in a press release released by the Corporation, provided such press release is released by the Corporation following its customary procedures, is reported by the Dow Jones News Service, Associated Press or comparable national news service, or is generally available on internet news sites, or (b) in a document publicly filed by the Corporation with the Securities and Exchange Commission pursuant to Section 13, 14 or 15(d) of the Exchange Act.

(3) Nothing in these Bylaws shall be deemed to affect any rights (a) of stockholders to request inclusion of proposals in the Corporation’s proxy statement pursuant to Rule 14a-8 under the Exchange Act, or (b) of the holders of any class or series of stock having a preference over the Common Stock as to dividends or upon liquidation to elect directors under specified circumstances.

Section 2.02  Special Meetings.  Special meetings of stockholders, unless otherwise prescribed by statute, may be called at any time by resolution of the Board of Directors or a committee of the Board of Directors which has been duly designated by the Board of Directors and whose powers and authority, as provided in a resolution of the Board of Directors or in these Bylaws, include the power to call such meetings, and no special meeting of stockholders shall be called by any other person or persons. Notice of each special meeting shall be given in accordance with Section 2.03 of these Bylaws. Unless otherwise permitted by law, business transacted at any special meeting of stockholders shall be limited to the purpose stated in the notice.

If authorized by the Board of Directors in its sole discretion, and subject to such guidelines and procedures as the Board of Directors may adopt, stockholders and proxy holders not physically present at a meeting of stockholders may, by means of remote communication:

(a) participate in a meeting of stockholders; and

(b) be deemed present in person and vote at a meeting of stockholders whether such meeting is to be held at a designated place or solely by means of remote communication,

provided, that

(i) the Corporation shall implement reasonable measures to verify that each person deemed present and permitted to vote at the meeting by means of remote communication is a stockholder or proxyholder;

(ii) the Corporation shall implement reasonable measures to provide such stockholders and proxyholders a reasonable opportunity to participate in the meeting and to vote on matters submitted to the stockholders, including an opportunity to read or hear the proceedings of the meeting substantially concurrently with such proceedings; and

(iii) if any stockholder or proxyholder votes or takes other action at the meeting by means of remote communication, a record of such vote or other action shall be maintained by the Corporation.

Section 2.03  Notice of Meetings.  Whenever stockholders are required or permitted to take any action at a meeting, a written notice or electronic transmission, in the manner provided in Section 232 of the Delaware General Corporation Law, of notice of the meeting, which shall state the place, if any, date and time of the meeting, and the means of remote communications, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such meeting, and, in the case of a special meeting, the purposes for which the meeting is called, shall be mailed to or transmitted electronically to each stockholder of record entitled to vote thereat. Except as otherwise required by law, such notice shall be given not less than 10 days nor more than 60 days before the date of any such meeting.

Section 2.04  Quorum.  Unless otherwise required by law or the Certificate of Incorporation, the holders of a majority of the issued and outstanding stock entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum for the transaction of business at all meetings of stockholders. When a quorum is once present to organize a meeting, the quorum is not broken by the subsequent withdrawal of any stockholders.

Section 2.05  Voting.  Unless otherwise provided in the Certificate of Incorporation, each stockholder shall be entitled to one vote for each share of capital stock held by such stockholder. Upon the request of not less than 10% in interest of the stockholders entitled to vote at a meeting, voting shall be by written ballot. If a written ballot is so requested by the stockholders, the requirement of a written ballot may be satisfied by a written ballot submitted at the stockholders’ meeting or by a ballot submitted by electronic transmission, provided that the Board of Directors approve the use of such electronic transmission and provided further that any such electronic transmission must either set forth or be submitted with information from which it can be determined that the electronic transmission was authorized by the appropriate stockholder or proxyholder.

All elections of directors shall be determined by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors. Except as otherwise required by law, in all other matters the affirmative vote of the majority of shares present in person or represented by proxy at the meeting and entitled to vote on the subject matter shall be the act of the stockholders.

Section 2.06  Chairman of Meetings.  The Chairman of the Board of Directors, if one is elected, or, in his absence or disability, the Chief Executive Officer of the Corporation, or, in his absence or disability, the President of the Corporation, shall preside at all meetings of the stockholders.

Section 2.07  Secretary of Meeting.  The Secretary of the Corporation shall act as Secretary at all meetings of the stockholders. In the absence or disability of the Secretary, the Chairman of the Board of Directors or the Chief Executive Officer shall appoint a person to act as Secretary at such meetings.

Section 2.08  Consent of Stockholders in Lieu of Meeting.  Any action required or permitted to be taken by the holders of the Common Stock must be effected at a duly called annual or special meeting of such holders and may not be effected by any consent in writing by such holders.

Section 2.09  Adjournment.  At any meeting of stockholders of the Corporation, if less than a quorum be present, a majority of the stockholders entitled to vote thereat, present in person or by proxy, shall have the power to adjourn the meeting from time to time without notice other than announcement at the meeting until a quorum shall be present. Any business may be transacted at the adjourned meeting that might have been transacted at the meeting originally noticed. If the adjournment is for more than 30 days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

ARTICLE III

Board of Directors

Section 3.01  Powers.  The business and affairs of the Corporation shall be managed by or under the direction of its Board of Directors. The Board of Directors shall exercise all of the powers and duties conferred by law except as provided by the Certificate of Incorporation or these Bylaws.

Section 3.02  Number and Term.  The number of directors shall be fixed by resolution of the Board of Directors and shall initially be ten (10). The Board of Directors shall be elected by the stockholders at their annual meeting, and each director shall be elected to serve for the term of one year and until his successor shall be elected and qualified or until his earlier resignation or removal. Directors need not be stockholders.

Section 3.03  Resignations.  Any director may resign at any time upon notice given in writing or by electronic transmission. The resignation shall take effect at the time specified therein, and if no time is specified, at the time of its receipt by the Chief Executive Officer or Secretary. The acceptance of a resignation shall not be necessary to make it effective.

Section 3.04  Removal.  Except as otherwise provided in the Certificate of Incorporation, any director or the entire Board of Directors may be removed either with or without cause at any time by the affirmative vote of at least seventy-five percent (75%) in voting power of the shares of the Corporation then entitled to vote for the election of directors, voting as a single class, at any annual or special meeting of the stockholders called for that purpose.

Section 3.05  Vacancies and Newly Created Directorships.  Except as provided in Section 3.04 of these Bylaws, as amended from time to time, among the Corporation and certain of the Corporation’s stockholders, vacancies occurring in any directorship and newly created directorships may be filled by a majority vote of the remaining directors then in office. Any director so chosen shall hold office for the unexpired term of his predecessor and until his successor shall be elected and qualify or until his earlier death, resignation or removal.

Section 3.06  Meetings.  The newly elected directors shall hold their first meeting to organize the Corporation, elect officers and transact any other business that may properly come before the meeting. An annual organizational meeting of the Board of Directors shall be held immediately after each annual meeting of the stockholders, or at such time and place as may be noticed for the meeting.

Regular meetings of the Board of Directors may be held without notice at such places and times as shall be determined from time to time by written or electronic transmission of consent of a resolution of the directors.

Special meetings of the Board of Directors shall be called by the Chief Executive Officer or by the Secretary on the written or electronic transmission of such request of any director with at least two days’ notice to each director and shall be held at such place as may be determined by the directors or as shall be stated in the notice of the meeting.

Section 3.07  Quorum, Voting and Adjournment.  A majority of the total number of directors or any committee thereof shall constitute a quorum for the transaction of business. The vote of a majority of the directors present at a meeting at which a quorum is present shall be the act of the Board of Directors. In the absence of a quorum, a majority of the directors present thereat may adjourn such meeting to another time and place. Notice of such adjourned meeting need not be given if the time and place of such adjourned meeting are announced at the meeting so adjourned.

Section 3.08  Committees.  The Board of Directors may, by resolution passed by a majority of the whole Board of Directors, designate one or more committees, including but not limited to an audit committee, a compensation committee, and a nominating and governance committee, each such committee to consist of one or more of the directors of the Corporation. The Board of Directors may designate one or more directors as alternate members of any committee to replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of a committee, the member or members present at any meeting and not disqualified from voting, whether or not he or they constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent provided in the resolution of the Board of Directors establishing such committee, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers which may require it; but no such committee shall have the power or authority in reference to the following matters: (a) approving or adopting, or recommending to the stockholders, any action or matter expressly required by law to be submitted to stockholders for approval or (b) adopting, amending or repealing any bylaw of the Corporation. All committees of the Board of Directors shall keep minutes of their meetings and shall report their proceedings to the Board of Directors when requested or required by the Board of Directors.

Section 3.09  Action Without a Meeting.  Unless otherwise restricted by the Certificate of Incorporation, any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting if all members of the Board of Directors or any committee thereof, as the case may be, consent thereto in writing or by electronic transmission, and the writing or writings or electronic transmission or transmissions are filed in the minutes of proceedings of the Board of Directors. Such filing shall be in paper form if the minutes are maintained in paper form or shall be in electronic form if the minutes are maintained in electronic form.

Section 3.10  Compensation.  The Board of Directors shall have the authority to fix the compensation of directors for their services. A director may also serve the Corporation in other capacities and receive compensation therefor.

Section 3.11  Remote Meeting.  Unless otherwise restricted by the Certificate of Incorporation, members of the Board of Directors, or any committee designated by the Board of Directors, may participate in a meeting by means of conference telephone or other communications equipment in which all persons participating in the meeting can hear each other. Participation in a meeting by means of conference telephone or other communications equipment shall constitute the presence in person at such meeting.

ARTICLE IV

Officers

Section 4.01  Number.  The officers of the Corporation shall include a Chief Executive Officer and a Secretary, both of whom shall be elected by the Board of Directors and who shall hold office for a term of one year and until their successors are elected and qualify or until their earlier resignation or removal. In addition, the Board of Directors may elect a Chairman of the Board of Directors, a President, one or more Vice Presidents, including an Executive Vice President, a Treasurer and one or more Assistant Treasurers and one or more Assistant Secretaries, who shall hold their office for such terms and shall exercise such powers and perform such duties as shall be determined from time to time by the Board of Directors. The initial officers shall be elected at the first meeting of the Board of Directors and, thereafter, at the annual organizational meeting of the Board of Directors. Any number of offices may be held by the same person.

Section 4.02  Other Officers and Agents.  The Board of Directors may appoint such other officers and agents as it deems advisable, who shall hold their office for such terms and shall exercise and perform such powers and duties as shall be determined from time to time by the Board of Directors.

Section 4.03  Chairman.  The Chairman of the Board of Directors shall be a member of the Board of Directors and shall preside at all meetings of the Board of Directors and of the stockholders. In addition, the Chairman of the Board of Directors shall have such powers and perform such other duties as from time to time may be assigned to him by the Board of Directors.

Section 4.04  Chief Executive Officer; President.

(a) The Chief Executive Officer shall exercise such duties as customarily pertain to the office of Chief Executive Officer, and shall have general and active management of the property, business and affairs of the Corporation, subject to the supervision and control of the Board of Directors. He shall perform such other duties as prescribed from time to time by the Board of Directors or these Bylaws.

In the absence, disability or refusal of the Chairman of the Board of Directors to act, or the vacancy of such office, the Chief Executive Officer shall preside at all meetings of the stockholders and of the Board of Directors. Except as the Board of Directors shall otherwise authorize, the Chief Executive Officer shall execute bonds, mortgages and other contracts on behalf of the Corporation, and shall cause the seal to be affixed to any instrument requiring it and, when so affixed, the seal shall be attested by the signature of the Secretary or an Assistant Secretary or the Treasurer or an Assistant Treasurer.

(b) The President, if one is elected, shall have such powers and shall perform such duties as shall be assigned to him by the Chief Executive Officer or the Board of Directors.

In the absence, disability or refusal of the Chief Executive Officer to act, or the vacancy of such office, the President shall be vested with all the powers and shall perform all the duties of the Chief Executive Officer, unless or until the Board of Directors shall otherwise determine.

Section 4.05  Vice Presidents.  Each Vice President, if any are elected, of whom one or more may be designated an Executive Vice President, shall have such powers and shall perform such duties as shall be assigned to him by the Chief Executive Officer or the Board of Directors.

Section 4.06  Treasurer.  The Treasurer shall have custody of the corporate funds, securities, evidences of indebtedness and other valuables of the Corporation and shall keep full and accurate accounts of receipts and disbursements in books belonging to the Corporation. He shall deposit all moneys and other valuables in the name and to the credit of the Corporation in such depositories as may be designated by the Board of Directors. The Treasurer shall disburse the funds of the Corporation, taking proper vouchers therefor. He shall render to the Chief Executive Officer and Board of Directors, upon their request, a report of the financial condition of the Corporation. If required by the Board of Directors, he shall give the Corporation a bond for the faithful discharge of his duties in such amount and with such surety as the Board of Directors shall prescribe.

The Treasurer shall have such further powers and perform such other duties incident to the office of Treasurer as from time to time are assigned to him by the Board of Directors.

Section 4.07  Secretary.  The Secretary shall be the Chief Administrative Officer of the Corporation and shall: (a) cause minutes of all meetings of the stockholders and directors to be recorded and kept; (b) cause all notices required by these Bylaws or otherwise to be given properly; (c) see that the minute books, stock books, and other nonfinancial books, records and papers of the Corporation are kept properly; and (d) cause all reports, statements, returns, certificates and other documents to be prepared and filed when and as required. The Secretary shall have such further powers and perform such other duties as prescribed from time to time by the Board of Directors.

Section 4.08  Assistant Treasurers and Assistant Secretaries.  Each Assistant Treasurer and each Assistant Secretary, if any are elected, shall be vested with all the powers and shall perform all the duties of the Treasurer and Secretary, respectively, in the absence or disability of such officer, unless or until the Board of Directors shall otherwise determine. In addition, Assistant Treasurers and Assistant Secretaries shall have such powers and shall perform such duties as shall be assigned to them by the Board of Directors.

Section 4.09  Corporate Funds and Checks.  The funds of the Corporation shall be kept in such depositories as shall from time to time be prescribed by the Board of Directors. All checks or other orders for the payment of money shall be signed by the Chief Executive Officer, the President or the Treasurer or such other person or agent as may from time to time be authorized and with such countersignature, if any, as may be required by the Board of Directors.

Section 4.10  Contracts and Other Documents.  The Chief Executive Officer, the President or the Treasurer, or such other officer or officers as may from time to time be authorized by the Board of Directors or any other committee given specific authority in the premises by the Board of Directors during the intervals between the meetings of the Board of Directors, shall have power to sign and execute on behalf of the Corporation deeds, conveyances and contracts, and any and all other documents requiring execution by the Corporation.

Section 4.11  Compensation.  The compensation of the officers of the Corporation shall be fixed from time to time by the Board of Directors (subject to any employment agreements that may then be in effect between the Corporation and the relevant officer). None of such officers shall be prevented from receiving such compensation by reason of the fact that he is also a director of the Corporation. Nothing contained herein shall preclude any officer from serving the Corporation, or any subsidiary, in any other capacity and receiving such compensation by reason of the fact that he is also a director of the Corporation.

Section 4.12  Ownership of Stock of Another Corporation.  Unless otherwise directed by the Board of Directors, the Chief Executive Officer, the President or the Treasurer, or such other officer or agent as shall be authorized by the Board of Directors, shall have the power and authority, on behalf of the Corporation, to attend and to vote at any meeting of stockholders of any corporation in which the Corporation holds stock and may exercise, on behalf of the Corporation, any and all of the rights and powers incident to the ownership of such stock at any such meeting, including the authority to execute and deliver proxies and consents on behalf of the Corporation.

Section 4.13.  Delegation of Duties.  In the absence, disability or refusal of any officer to exercise and perform his duties, the Board of Directors may delegate to another officer such powers or duties.

Section 4.14.  Resignation and Removal.  Any officer of the Corporation may be removed from office for or without cause at any time by the Board of Directors. Any officer may resign at any time in the same manner prescribed under Section 3.03 of these Bylaws.

Section 4.15.  Vacancies.  The Board of Directors shall have power to fill vacancies occurring in any office.

ARTICLE V

Stock

Section 5.01  Certificates of Stock.  Shares of the capital stock of the Corporation may be certificated or uncertificated, as provided under the Delaware General Corporation Law. Upon written request to the Corporation, transfer agent or registrar of the Corporation, any holder of stock in the Corporation is entitled to have a certificate in such form as may from time to time be prescribed by the Board of Directors signed by, or in the name of the Corporation by, the Chairman of the Board of Directors, the Chief Executive Officer, the President or a Vice President and by the Treasurer or an Assistant Treasurer or the Secretary or an Assistant Secretary, certifying the number and class of shares of stock in the Corporation owned by him. Any or all of the signatures on the certificate may be a facsimile. The Board of Directors shall have the power to appoint one or more transfer agents and/or registrars for the transfer or registration of stock of any class, and may require any stock certificates to be countersigned or registered by one or more of such transfer agents and/or registrars.

Section 5.02  Transfer of Shares.  Upon surrender to the Corporation or the transfer agent of the Corporation of a certificate for shares duly endorsed or accompanied by proper evidence of succession, assignation or authority to transfer, it shall be the duty of the Corporation to issue a new certificate or evidence of the issuance of uncertificated shares to the stockholder entitled thereto, cancel the old certificate and record the transaction upon the Corporation’s books. Upon the receipt of proper transfer instructions from the registered owner of uncertificated shares, such uncertificated shares shall be cancelled, the issuance of new equivalent uncertificated shares or certificated shares shall be made to the stockholder entitled thereto and the transaction shall be recorded upon the books of the Corporation. Whenever any transfer of shares shall be made for collateral security, and not absolutely, it shall be so expressed in the entry of the transfer if, when the certificates are presented or transfer instructions are given with respect to uncertificated shares, both the transferor and transferee request the Corporation to do so. The Board of Directors shall have power and authority to make such rules and regulations as it may deem necessary or proper concerning the issue, transfer and registration of shares of stock of the Corporation.

Section 5.03  Lost, Stolen, Destroyed or Mutilated Certificates.  A new certificate of stock may be issued in the place of any certificate previously issued by the Corporation alleged to have been lost, stolen or destroyed, and the Board of Directors may, in their discretion, require the owner of such lost, stolen or destroyed certificate, or his legal representative, to give the Corporation a bond, in such sum as the Board of Directors may direct, in order to indemnify the Corporation against any claims that may be made against it in connection therewith. A new certificate of stock may be issued in the place of any certificate previously issued by the Corporation that has become mutilated without the posting by the owner of any bond upon the surrender by such owner of such mutilated certificate.

Section 5.04  List of Stockholders Entitled To Vote.  The stock ledger shall be the only evidence as to who are the stockholders entitled to examine the stock ledger, the list required by Delaware General Corporation Law § 219 or the books of the Corporation, or to vote in person or by proxy at any meeting of stockholders.

Section 5.05  Dividends.  Subject to the provisions of the Certificate of Incorporation, the Board of Directors may at any regular or special meeting, declare dividends upon the stock of the Corporation either (a) out of its surplus, as defined in and computed in accordance with Delaware General Corporation Law § 154 and § 244 or (b) in case there shall be no such surplus, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. Before the declaration of any dividend, the Board of Directors may set apart, out of any funds of the Corporation available for dividends, such sum or sums as from time to time in their discretion may be deemed proper for working capital or as a reserve fund to meet contingencies or for such other purposes as shall be deemed conducive to the interests of the Corporation.

Section 5.06  Fixing Date for Determination of Stockholders of Record.  To determine the stockholders of record, the board of directors may fix a record date, provided that the record date shall not precede the date upon which the board adopts the resolution fixing the record date and provided further that the record date shall be: (a) in the case of determination of stockholders entitled to receive notice of or to vote at any meeting of stockholders or adjournment thereof, not more than sixty nor less than ten (10) days before the date of such meeting; provided that if no record date is fixed by the board of directors, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held; (b) in the case of determination of stockholders entitled to express consent to corporate action in writing without a meeting, in accordance with Section 2.08; and (c) in the case of any other action, not more than sixty (60) days prior to such other action. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the board may choose to fix a new record date for the adjourned meeting.

Section 5.07  Registered Stockholders.  Prior to the surrender to the Corporation of the certificate or certificates for a share or shares of stock with a request to record the transfer of such share or shares or the giving of transfer instructions with respect to uncertificated shares, the Corporation may treat the registered owner as the person entitled to receive dividends, to vote, to receive notifications, and otherwise to exercise all the rights and powers of an owner. The Corporation shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person, whether or not it shall have express or other notice thereof.

ARTICLE VI

Notice and Waiver of Notice

Section 6.01  Notice.  If mailed, notice to stockholders shall be deemed given when deposited in the mail, postage prepaid, directed to the stockholder at such stockholder’s address as it appears on the records of the Corporation. Without limiting the manner by which notice otherwise may be given effectively to stockholders, any notice to stockholders may be given by electronic transmission in the manner provided in Section 232 of the Delaware General Corporation Law.

Section 6.02  Waiver of Notice.  A written waiver of any notice, signed by a stockholder or director, or waiver by electronic transmission by such person, whether given before or after the time of the event for which notice is to be given, shall be deemed equivalent to the notice required to be given to such person. Neither the business nor the purpose of any meeting need by specified in such a waiver. Attendance at any meeting shall constitute waiver of notice except attendance for the sole purpose of objecting to the timeliness of notice.

ARTICLE VII

Indemnification

Section 7.01  Right to Indemnification.  Each person who was or is made a party or is threatened to be made a party to or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a “proceeding”), by reason of the fact that he is or was a director or an officer of the Corporation or is or was serving at the request of the Corporation as a director, officer, or trustee of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan (hereinafter an “indemnitee”), whether the basis of such proceeding is alleged action in an official capacity as a director, officer or trustee, or in any other capacity while serving as a director, officer or trustee, shall be indemnified and held harmless by the Corporation to the fullest extent authorized by the Delaware General Corporation Law, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide prior to such amendment), against all expense, liability and loss (including attorneys’ fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement) reasonably incurred or suffered by such indemnitee in connection therewith, if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful; provided, however, that, (i) except as provided in Section 7.03 of these Bylaws with respect to proceedings to enforce rights to indemnification, the Corporation shall indemnify any such indemnitee in connection with a proceeding (or part thereof) initiated by such indemnitee only if such proceeding (or part thereof) was authorized by the Board of Directors and (ii) the Corporation shall not be obligated to indemnify against any amount paid in settlement unless the Corporation has consented to such settlement.

Section 7.02  Right to Advancement of Expenses.  In addition to the right to indemnification conferred in Section 7.01 of these Bylaws, an indemnitee shall also have the right to be paid by the Corporation the expenses (including attorney’s fees) incurred in defending any such proceeding in advance of its final disposition (hereinafter an “advancement of expenses”); provided, however, that, if the Delaware General Corporation Law requires, an advancement of expenses incurred by an indemnitee in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such indemnitee, including, without limitation, service to an employee benefit plan) shall be made only upon delivery to the Corporation of an undertaking (hereinafter an “undertaking”), by or on behalf of such indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal (hereinafter a “final adjudication”) that such indemnitee is not entitled to be indemnified for such expenses under this Section 7.02 or otherwise.

Section 7.03  Right of Indemnitee to Bring Suit.  If a claim under Section 7.01 or 7.02 of these Bylaws is not paid in full by the Corporation within sixty (60) days after a written claim has been received by the

Corporation, except in the case of a claim for an advancement of expenses, in which case the applicable period shall be 20 days, the indemnitee may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim. If successful in whole or in part in any such suit, or in a suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the indemnitee shall be entitled to be paid also the expense of prosecuting or defending such suit. In (a) any suit brought by the indemnitee to enforce a right to indemnification hereunder (but not in a suit brought by the indemnitee to enforce a right to an advancement of expenses) it shall be a defense that, and (b) any suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the Corporation shall be entitled to recover such expenses upon a final adjudication that, the indemnitee has not met any applicable standard for indemnification set forth in the Delaware General Corporation Law. Neither the failure of the Corporation (including its directors who are not parties to such action, a committee of such directors, independent legal counsel, or its stockholders) to have made a determination prior to the commencement of such suit that identification of the indemnitee is proper in the circumstances because the indemnitee has met the applicable standard of conduct set forth in the Delaware General Corporation Law, nor an actual determination by the Corporation (including its directors who are not parties to such action, a committee of such directors, independent legal counsel, or its stockholders) that the indemnitee has not met such applicable standard of conduct, shall create a presumption that the indemnitee has not met the applicable standard of conduct or, in the case of such a suit brought by the indemnitee, be a defense to such suit. In any suit brought by the indemnitee to enforce a right to indemnification or to an advancement of expenses hereunder, or brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the burden of proving that the indemnitee is not entitled to be indemnified, or to such advancement of expenses, under this Article VII or otherwise shall be on the Corporation.

Section 7.04  Determination of Entitlement to Indemnification.  Any indemnification to be provided under Section 7.01 or 7.02 of these Restated Bylaws (unless ordered by a court of competent jurisdiction) shall be made by the Corporation only as authorized in the specific case upon a determination that the indemnification is proper under the circumstances because such person has met the applicable standard of conduct set forth in such paragraph. Such determination shall be made with respect to a person who is a director or officer at the time of such determination (i) by a majority vote of the Board of Directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (ii) by a committee of such directors designated by majority vote of such directors, even though less than a quorum, or (iii) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (iv) by the stockholders.

Section 7.05  Non-Exclusivity of Rights.  The rights to indemnification and to the advancement of expenses conferred in this Article VII shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, the Corporation’s Certificate of Incorporation as amended from time to time, Bylaws as amended from time to time, agreement, vote of stockholders or disinterested directors or otherwise.

Section 7.06  Insurance.  The Corporation may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Corporation or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the Delaware General Corporation Law.

Section 7.07  Indemnification of Employees and Agents of the Corporation.  The Corporation may, to the extent authorized from time to time by the Board of Directors, grant rights to indemnification and to the advancement of expenses to any employee or agent of the Corporation to the fullest extent of the provisions of this Article VII with respect to the indemnification and advancement of expenses of directors and officers of the Corporation.

Section 7.08  Nature of Rights.  The rights conferred upon indemnitees in this Article VII shall be contract rights and such rights shall continue as to an indemnitee who has ceased to be a director, officer or trustee and shall inure to the benefit of the indemnitee’s heirs, executors and administrators. Any amendment, alteration or repeal of this Article VII that adversely affects any right of an indemnitee or it successors shall be prospective only and shall not limit or eliminate any such right with respect to any proceeding involving any occurrence or alleged occurrence of any action or omission to act that took place prior to such amendment, alteration or repeal.

ARTICLE VIII

Miscellaneous

Section 8.01  Amendments.  In furtherance and not in limitation of the powers conferred by law, the Board of Directors is expressly authorized to adopt, amend and repeal these Bylaws subject to the power of the holders of capital stock of the Corporation to adopt, amend or repeal the Bylaws.

Section 8.02  Electronic Transmission.  For purposes of these Bylaws, “electronic transmission” means any form of communication, not directly involving the physical transmission of paper, that creates a record that may be retained, retrieved, and reviewed by a recipient thereof, and that may be directly reproduced in paper form by such a recipient through an automated process.

Section 8.03  Corporate Seal.  The Board of Directors may provide a suitable seal, containing the name of the Corporation, which seal shall be in charge of the Secretary. If and when so directed by the Board of Directors or a committee thereof, duplicates of the seal may be kept and used by the Treasurer or by an Assistant Secretary or Assistant Treasurer.

Section 8.04  Fiscal Year.  The fiscal year of the Corporation shall end on December 31 of each year, or such other twelve consecutive months as the Board of Directors may designate.

Section 8.05  Section Headings.  Section headings in these Bylaws are for convenience of reference only and shall not be given any substantive effect in limiting or otherwise construing any provision herein.

Section 8.06  Inconsistent Provisions.  In the event that any provision of these Bylaws is or becomes inconsistent with any provision of the Certificate of Incorporation, the General Corporation Law of the State of Delaware or any other applicable law, the provision of these Bylaws shall not be given any effect to the extent of such inconsistency but shall otherwise be given full force and effect.

Annex B

[Letterhead of Citigroup Global Markets Inc.]

May 11, 2009

The Board of Directors
Alpha Natural Resources, Inc.
One Alpha Place
P.O. Box 2345
Abingdon, Virginia 24212

Members of the Board:

You have requested our opinion as to the fairness, from a financial point of view, to Alpha Natural Resources, Inc. (“Alpha”) of the Exchange Ratio (defined below) set forth in an Agreement and Plan of Merger (the “Merger Agreement”) proposed to be entered into between Alpha and Foundation Coal Holdings, Inc. (“Foundation”) pursuant to which Alpha will acquire Foundation. As more fully described in the Merger Agreement or as otherwise described to us by representatives of Alpha, such acquisition will be effected through a merger of Alpha with and into Foundation (the “Merger”), with Foundation continuing as the surviving corporation under the name Alpha Natural Resources, Inc. (“New Alpha”), and (i) each outstanding share of the common stock, par value $0.01 per share, of Foundation (“Foundation Common Stock”) will be converted into the right to receive 1.0840 (the “Exchange Ratio”) shares of the common stock, par value $0.01 per share, of New Alpha (“New Alpha Common Stock”) and (ii) each outstanding share of the common stock, par value $0.01 per share, of Alpha (“Alpha Common Stock”) will be converted into the right to receive 1.0 share of New Alpha Common Stock.

In arriving at our opinion, we reviewed a draft, dated May 11, 2009, of the Merger Agreement and held discussions with certain senior officers, directors and other representatives and advisors of Alpha and certain senior officers and other representatives and advisors of Foundation concerning the businesses, operations and prospects of Alpha and Foundation. We reviewed certain publicly available business and financial information relating to Alpha and Foundation as well as certain financial forecasts and other information and data relating to Alpha and Foundation which were provided to or discussed with us by the managements of Alpha and Foundation, including financial forecasts relating to Alpha prepared by the management of Alpha, financial forecasts relating to Foundation prepared by the management of Foundation as adjusted by the management of Alpha and information relating to potential strategic implications and operational benefits (including the amount, timing and achievability thereof) anticipated by the managements of Alpha and Foundation to result from the Merger. We reviewed the financial terms of the Merger as set forth in the Merger Agreement in relation to, among other things: current and historical market prices and trading volumes of Alpha Common Stock and Foundation Common Stock; the historical and projected earnings and other operating data of Alpha and Foundation; and the capitalization and financial condition of Alpha and Foundation. We analyzed certain financial, stock market and other publicly available information relating to the businesses of other companies whose operations we considered relevant in evaluating those of Alpha and Foundation and considered, to the extent publicly available, the financial terms of certain other transactions which we considered relevant in evaluating the Merger. We also evaluated certain potential pro forma financial effects of the Merger on New Alpha relative to Alpha on a standalone basis utilizing, among other things, the financial forecasts and estimates relating to Alpha and Foundation referred to above after giving effect to potential strategic implications and operational benefits anticipated by the managements of Alpha and Foundation to result from the Merger. In addition to the foregoing, we conducted such other analyses and examinations and considered such other information and financial, economic and market criteria as we deemed appropriate in arriving at our opinion. The issuance of our opinion has been authorized by our fairness opinion committee.

In rendering our opinion, we have assumed and relied, without independent verification, upon the accuracy and completeness of all financial and other information and data publicly available or provided to or

The Board of Directors
Alpha Natural Resources, Inc.
May 11, 2009

otherwise reviewed by or discussed with us and upon the assurances of the managements of Alpha and Foundation that they are not aware of any relevant information that has been omitted or that remains undisclosed to us. With respect to financial forecasts and other information and data provided to or otherwise reviewed by or discussed with us relating to Alpha and Foundation and potential pro forma financial effects of, and strategic implications and operational benefits resulting from, the Merger, we have been advised by the managements of Alpha and Foundation, and we have assumed, with your consent, that such forecasts and other information and data were reasonably prepared on bases reflecting the best currently available estimates and judgments of the managements of Alpha and Foundation, as the case may be, as to the future financial performance of Alpha and Foundation, such strategic implications and operational benefits and the other matters covered thereby. We also have assumed, with your consent, that the financial results (including the potential strategic implications and operational benefits anticipated to result from the Merger) reflected in such financial forecasts and other information and data will be realized in the amounts and at the times projected.

We have assumed, with your consent, that the Merger will be consummated in accordance with its terms without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary regulatory or third party approvals, consents, releases and waivers for the Merger, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on Alpha, Foundation or the contemplated benefits of the Merger. Representatives of Alpha have advised us, and we also have assumed, that the final terms of the Merger Agreement will not vary materially from those set forth in the draft reviewed by us or otherwise described to us. We further have assumed, with your consent, that the Merger will qualify for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended. Our opinion, as set forth herein, relates to the relative values of Alpha and Foundation. We are not expressing any opinion as to what the value of New Alpha Common Stock actually will be when issued pursuant to the Merger or the prices at which Alpha Common Stock or Foundation Common Stock will trade at any time. We have not made or been provided with an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Alpha or Foundation nor have we made any physical inspection of the properties or assets of Alpha or Foundation. In addition, we have assumed, with your consent, that there are no material undisclosed liabilities of Alpha and Foundation for which appropriate reserves or other provisions have not been made. We have relied, without independent verification and with your consent, upon the assessments of the management of Alpha as to (i) the ability of Alpha and Foundation to integrate their businesses and operations and (ii) market trends and prospects for, and regulatory matters relating to, the coal industry and the potential impact thereof on Alpha and Foundation.

We express no view as to, and our opinion does not address, the underlying business decision of Alpha to effect the Merger, the relative merits of the Merger as compared to any alternative business strategies that might exist for Alpha or the effect of any other transaction in which Alpha might engage. Our opinion does not address any terms (other than the Exchange Ratio to the extent expressly specified herein) or other aspects or implications of the Merger, including, without limitation, the form or structure of the Merger. We express no view as to, and our opinion does not address, the fairness (financial or otherwise) of the amount or nature or any other aspect of any compensation to any officers, directors or employees of any parties to the Merger, or any class of such persons, relative to the Exchange Ratio. Our opinion is necessarily based upon information available to us, and financial, stock market and other conditions and circumstances existing and disclosed to us, as of the date hereof, including assumptions as to future commodity coal prices reflected in the financial forecasts and estimates relating to Alpha and Foundation referred to above, which prices are subject to significant volatility and which, if different than as assumed, could have a material impact on our analyses. As you are aware, the credit, financial and stock markets are experiencing unusual volatility and we express no opinion or view as to any potential effects of any such volatility in the future on Alpha, Foundation or the contemplated benefits of the Merger.

The Board of Directors
Alpha Natural Resources, Inc.
May 11, 2009

Citigroup Global Markets Inc. has acted as financial advisor to Alpha in connection with the proposed Merger and will receive a fee for such services, a significant portion of which is contingent upon the consummation of the Merger. We also will receive a fee in connection with the delivery of this opinion. We and our affiliates in the past have provided, currently are providing and in the future may provide services to Alpha and Foundation unrelated to the proposed Merger, for which services we and such affiliates have received and expect to receive compensation, including, without limitation, (i) having acted as administrative agent and joint lead arranger for, and/or acting as a lender under, certain credit facilities of Alpha, (ii) having acted as joint bookrunner in connection with certain equity and debt offerings of Alpha and as dealer manager for certain tender offer and consent solicitations in connection with such debt offerings, (iii) acting as financial advisor to Alpha in connection with certain merger and acquisition transactions, including Alpha’s proposed merger with Cliffs Natural Resources Inc. (formerly known as Cleveland-Cliffs Inc), which was terminated in 2008, and (iv) having acted as administrative agent for, and acting as a lender under, certain credit facilities of Foundation (the “Foundation Credit Facilities”). As you are aware, in connection with the Merger, the Foundation Credit Facilities may be amended and one of our affiliates that is a lender under the Foundation Credit Facilities has provided its consent for such amendment and has agreed to increase its commitment thereunder. In addition, we may act as dealer manager for a consent solicitation contemplated to be undertaken in connection with the Merger relating to certain outstanding senior notes of a subsidiary of Foundation, for which services we expect to receive compensation. In the ordinary course of our business, we and our affiliates may actively trade or hold the securities of Alpha and Foundation for our own account or for the account of our customers and, accordingly, may at any time hold a long or short position in such securities. In addition, we and our affiliates (including Citigroup Inc. and its affiliates) may maintain relationships with Alpha, Foundation and their respective affiliates.

Our advisory services and the opinion expressed herein are provided for the information of the Board of Directors of Alpha in its evaluation of the proposed Merger, and our opinion is not intended to be and does not constitute a recommendation to any stockholder as to how such stockholder should vote or act on any matters relating to the proposed Merger.

Based upon and subject to the foregoing, our experience as investment bankers, our work as described above and other factors we deemed relevant, we are of the opinion that, as of the date hereof, the Exchange Ratio is fair, from a financial point of view, to Alpha.

Very truly yours,

/s/ Citigroup Global Markets Inc.

CITIGROUP GLOBAL MARKETS INC.

Annex C

745 Seventh Avenue New York, NY 10019 United States

May 11, 2009
Board of Directors
Foundation Coal Holdings, Inc,
999 Corporate Boulevard, Suite 300
Linthicum Heights, MD 21090

Members of the Board of Directors:

We understand that Foundation Coal Holdings, Inc. (“Foundation” or the “Company”) intends to enter into a transaction (the “Proposed Transaction”) with Alpha Natural Resources, Inc. (“Alpha”) pursuant to which (i) Alpha will merge with and into Foundation, with Foundation being the surviving company (the “Surviving Company”) and (ii) upon the effectiveness of the merger, each share of common stock of Foundation (“Foundation Common Stock”) then issued and outstanding (other than shares of Foundation Common Stock to be canceled pursuant to the terms of the Agreement (as defined below)) will be converted into the right to receive 1.0840 shares (the “Exchange Ratio”) of common stock of the Surviving Company (“Surviving Company Common Stock”). The terms and conditions of the Proposed Transaction are set forth in more detail in the Agreement and Plan of Merger, dated May 11, 2009, between the Company and Alpha (the “Agreement”) and the summary of the Proposed Transaction set forth above is qualified in its entirety by the terms of the Agreement.

We have been requested by the Board of Directors of the Company to render our opinion with respect to the fairness, from a financial point of view, to the Company’s stockholders of the Exchange Ratio to be received by such stockholders in the Proposed Transaction. We have not been requested to opine as to, and our opinion does not in any manner address, the Company’s underlying business decision to proceed with or effect the Proposed Transaction. In addition, we express no opinion on, and our opinion does not in any manner address, the fairness of the amount or the nature of any compensation to any officers, directors or employees of any parties to the Proposed Transaction, or any class of such persons, relative to the Exchange Ratio to be received by the stockholders of the Company in the Proposed Transaction.

In arriving at our opinion, we reviewed and analyzed: (1) the Agreement and the specific terms of the Proposed Transaction, (2) publicly available information concerning Foundation that we believe to be relevant to our analysis, including its Annual Report on Form 10-K for the fiscal year ended December 31, 2008 as well its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2009, (3) publicly available information concerning Alpha that we believe to be relevant to our analysis, including its Annual Report on Form 10-K for the fiscal year ended December 31, 2008 as well its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2009, (4) financial and operating information with respect to the business, operations and prospects of the Company furnished to us by the Company, including financial projections of the Company prepared by management of the Company (the “Company Projections”), (5) financial and operating information with respect to the business, operations and prospects of Alpha furnished to us by Alpha and the Company, including financial projections of Alpha prepared by management of Alpha and adjusted by management of the Company (the “Alpha Projections”), (6) a trading history of Foundation Common Stock and common stock of Alpha (“Alpha Common Stock”) from May 8, 2008 to May 8, 2009 and a comparison of that trading history with those of other companies that we deemed relevant, (7) a comparison of the present financial condition of the Company and Alpha with each other and with those of other companies that we deemed relevant, (8) published estimates of independent research analysts with respect to the future financial performance of Foundation and Alpha, (9) the relative contributions of Foundation and Alpha to the current and future financial performance of the combined company on a pro forma basis, (10) the potential pro forma financial impact of the Proposed Transaction on the future financial performance of the Surviving Company, including the amount and timing of certain cost savings and operating synergies expected by the management of the Company and Alpha to result from the Proposed Transaction (the “Expected Synergies”), and (11) the potential pro forma strategic benefits and associated financial impact of such benefits on the future financial performance of the Surviving Company. In addition, we have had discussions with the management of the Company and Alpha concerning their respective businesses, operations, assets, liabilities, financial condition and prospects and have undertaken such other studies, analyses and investigations as we deemed appropriate.

In arriving at our opinion, we have assumed and relied upon the accuracy and completeness of the financial and other information used by us without any independent verification of such information and have further relied upon the assurances of the management of the Company and Alpha that they are not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the Company Projections, upon the advice of the Company, we have assumed that such projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company and that the Company will perform substantially in accordance with such projections. With respect to the Alpha Projections, upon advice of Alpha and the Company we have assumed that such projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Alpha and the Company as to the future financial performance of Alpha and that Alpha will perform substantially in accordance with such projections. Furthermore, upon the advice of the Company, we have assumed that the amounts and timing of the Expected Synergies are reasonable and that the Expected Synergies will be realized in accordance with such estimates. We assume no responsibility for and we express no view as to any such projections or estimates or the assumptions on which they are based. In arriving at our opinion, we have not conducted physical inspections of the properties and facilities of the Company or Alpha and have not made or obtained any evaluations or appraisals of the assets or liabilities of the Company or Alpha. In addition, you have not authorized us to solicit, and we have not solicited, any indications of interest from any third party with respect to the purchase of all or a part of the Company’s business. Our opinion necessarily is based upon market, economic and other conditions as they exist on, and can be evaluated as of, the date of this letter. We assume no responsibility for updating or revising our opinion based on events or circumstances that may occur after the date of this letter. In addition, we express no opinion as to the prices at which shares of (i) Foundation Common Stock or Alpha Common Stock will trade at any time following the announcement of the Proposed Transaction or (ii) Surviving Company Common Stock will trade at any time following the consummation of the Proposed Transaction. Our opinion should not be viewed as providing any assurance that the market value of the shares of common stock of the Surviving Company to be held by the stockholders of the Company after the consummation of the Proposed Transaction will be in excess of the market value of Foundation Common Stock owned by stockholders of the Company at any time prior to the announcement or consummation of the Proposed Transaction.

We have assumed the accuracy of the representations and warranties contained in the Agreement and all agreements related thereto. We have also assumed, upon the advice of the Company, that all material governmental, regulatory and third party approvals, consents and releases for the Proposed Transaction will be obtained within the constraints contemplated by the Agreement and that the Proposed Transaction will be consummated in accordance with the terms of the Agreement without waiver, modification or amendment of any material term, condition or agreement thereof. We do not express any opinion as to any tax or other consequences that might result from the Proposed Transaction, nor does our opinion address any legal, tax, regulatory or accounting matters, as to which we understand that the Company has obtained such advice as it deemed necessary from qualified professionals.

Based upon and subject to the foregoing, we are of the opinion as of the date hereof that, from a financial point of view, the Exchange Ratio to be received by the stockholders of the Company in the Proposed Transaction is fair to such stockholders.

We have acted as financial advisor to the Company in connection with the Proposed Transaction and will receive fees for our services, a portion of which is payable upon rendering this opinion and a substantial portion of which is contingent upon the consummation of the Proposed Transaction. In addition, the Company has agreed to reimburse our expenses and indemnify us for certain liabilities that may arise out of our engagement. We have performed various investment banking and financial services for the Company and Alpha in the past, and expect to perform such services in the future, and have received, and expect to receive, customary fees for such services. However, in the past two years, we have performed only limited services for the Company and Alpha for which we have received limited compensation. Barclays Capital Inc. is a full service securities firm engaged in a wide range of businesses from investment and commercial banking, lending, asset management and other financial and non-financial services. In the ordinary course of our business, we and our affiliates may actively trade and effect transactions in the equity, debt and/or other securities (and any derivatives thereof) and financial instruments (including loans and other obligations) of the Company and Alpha for our own account and for the accounts of our customers and, accordingly, may at any time hold long or short positions and investments in such securities and financial instruments. In addition, the Company and Alpha have requested and we are providing a commitment to participate in the Surviving Company’s credit facility, and we will receive customary fees in connection therewith.

This opinion, the issuance of which has been approved by our Fairness Opinion Committee, is for the use and benefit of the Board of Directors of the Company and is rendered to the Board of Directors in connection with its consideration of the Proposed Transaction. This opinion is not intended to be and does not constitute a recommendation to any stockholder of the Company as to how such stockholders should vote with respect to the Proposed Transaction.

Very truly yours,

/s/  Barclays Capital Inc.

BARCLAYS CAPITAL INC.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 20.	Indemnification of Directors and Officers.

The General Corporation Law of the State of Delaware (the “DGCL”) authorizes Delaware corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties.

Alpha.  Alpha’s restated certificate of incorporation and amended and restated bylaws provide that Alpha must indemnify its directors and officers to the fullest extent authorized by the DGCL. Alpha is also expressly authorized to carry directors’ and officers’ insurance providing indemnification for Alpha’s directors, officers, employees and agents for some liabilities.

Alpha’s restated certificate of incorporation includes a provision that eliminates the personal liability of directors for monetary damages for actions taken as a director, except for liability:

•	for breach of duty of loyalty;

•	for acts or omissions not in good faith or involving intentional misconduct or knowing violation of law;

•	under Section 174 of the DGCL (unlawful dividends); or

•	for transactions from which the director derived improper personal benefit.

Foundation.  Foundation’s restated certificate of incorporation and amended and restated bylaws provide that Foundation must indemnify its directors and officers to the fullest extent authorized by the DGCL. Foundation is also expressly authorized to carry directors’ and officers’ insurance providing indemnification for Foundation’s directors, officers, employees and agents for some liabilities.

Foundation’s restated certificate of incorporation includes a provision that eliminates the personal liability of directors for monetary damages for actions taken as a director, except for liability:

•	for breach of duty of loyalty;

•	for acts or omissions not in good faith or involving intentional misconduct or knowing violation of law;

•	under Section 174 of the DGCL (unlawful dividends); or

•	for transactions from which the director derived improper personal benefit.

Item 21.	Exhibits and Financial Statement Schedules.

(a) See the Exhibit Index beginning on page II-5 of this registration statement, which is incorporated herein by reference.

Item 22.	Undertakings.

(a)(1) The undersigned registrant hereby undertakes to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement: (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933; (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) The undersigned registrant hereby undertakes that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) The undersigned registrant hereby undertakes to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(g)(1) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2) The registrant undertakes that every prospectus: (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(h) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the information statement-prospectus pursuant to Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Linthicum Heights, State of Maryland, on June 5, 2009.

FOUNDATION COAL HOLDINGS, INC.

By:	/s/ Frank J. Wood
Frank J. Wood
Senior Vice President and
Chief Financial Officer

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints Greg A. Walker, Frank J. Wood, and James F. Roberts, and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments, including post-effective amendments, to this registration statement and any and all related registration statements necessary to register additional securities, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Commission, granting unto such attorneys in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that each such attorneys-in-fact and agents, or any of them or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on June 5, 2009.

Signature	Title

/s/ James F. Roberts James F. Roberts	Chairman of the Board, Chief Executive Officer and Director (Principal Executive Officer)

/s/ Kurt D. Kost Kurt D. Kost	President and Chief Operating Officer and Director

/s/ Frank J. Wood Frank J. Wood	Senior Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)

/s/ William J. Crowley, Jr. William J. Crowley, Jr.	Director

/s/ David I. Foley David I. Foley	Director

/s/ P. Michael Giftos P. Michael Giftos	Director

/s/ Alex T. Krueger Alex T. Krueger	Director

/s/ Joel Richards, III Joel Richards, III	Director

/s/ Robert C. Scharp Robert C. Scharp	Director

/s/ Thomas V. Shockley, III Thomas V. Shockley, III	Director

EXHIBIT INDEX

All documents referenced below were filed pursuant to the Securities Exchange Act of 1934 by Foundation Coal Holdings, Inc., file number 1-32331, unless otherwise indicated.

Exhibit No.		Exhibit Description

2.1		Agreement and Plan of Merger, dated as of May 11, 2009, by and between Alpha Natural Resources, Inc. and Foundation Coal Holdings, Inc. (included as Annex A to the joint proxy statement/prospectus forming a part of this registration statement).#
3	.1(a)	Form of Third Amended and Restated Certificate of Incorporation of Foundation Coal Holdings, Inc., previously filed as an exhibit to Foundation Coal Holdings, Inc.’s Form 10-Q on August 9, 2006 and incorporated by reference.
3	.1(b)	Form of Restated Certificate of Incorporation of New Alpha (included as Annex A to Exhibit 2.1 and incorporated herein by reference).
3	.2(a)	Form of Amended and Restated By-laws of Foundation Coal Holdings, Inc., previously filed as an exhibit to Foundation Coal Holdings, Inc.’s Form 8-K on May 22, 2006 and incorporated by reference.
3	.2(b)	Form of By-laws of New Alpha (included as Annex B to Exhibit 2.1 and incorporated herein by reference).
5.1		Opinion of Greg A. Walker, Esq., General Counsel and Secretary of Foundation, regarding the validity of the Foundation common stock being registered hereby.*
8.1		Opinion of Skadden, Arps, Slate, Meagher & Flom LLP regarding certain U.S. federal income tax aspects of the merger.*
8.2		Opinion of Cleary Gottlieb Steen & Hamilton LLP regarding certain U.S. federal income tax aspects of the merger.*
10.1		Amendment No. 1, dated as of May 22, 2009, to the Credit Agreement, dated as of July 30, 2004, as amended and restated as of July 7, 2006, by and among Foundation Coal Corporation, Foundation PA Coal Company, LLC, Citicorp North America, Inc. as administrative agent and the institutions from time to time party thereto as lenders, previously filed as an exhibit to Foundation’s Form 8-K on May 27, 2009, and incorporated by reference.
23.1		Consent of Ernst & Young LLP, independent registered public accounting firm for Foundation.
23.2		Consent of KPMG LLP, independent registered public accounting firm for Alpha.
23.3		Consent of Greg A. Walker, Esq. (included in Exhibit 5.1 and incorporated herein by reference).*
23.4		Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included as part of its opinion filed as Exhibit 8.1).*
23.5		Consent of Cleary Gottlieb Steen & Hamilton LLP (included as part of its opinion filed as Exhibit 8.2).*
24.1		Power of Attorney of directors and certain executive officers of Foundation.†
99.1		Form of Proxy Card for Alpha Special Meeting.
99.2		Form of Proxy Card for Foundation Special Meeting.
99.3		Consent of Citigroup Global Markets Inc.
99.4		Consent of Barclays Capital Inc.

#	Foundation agrees to furnish supplementally a copy of any omitted exhibits or schedules to the SEC upon request.

*	To be filed by amendment.

†	Included in the signature page to this Form S-4.